UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2013
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Table of Contents

Table of Contents

1 - Press Release	3
Highlights	4
Main Information	6
Ratings	8
Book Net Income vs. Adjusted Net Income	8
Summarized Analysis of Adjusted Income	9
Economic Scenario	22
Main Economic Indicators	23
Guidance	24
Book Income vs. Managerial Income vs. Adjusted Income Statement	25
2 - Economic and Financial Analysis	29
Statement of Financial Position	30
Adjusted Income Statement	31
Financial Margin – Interest and Non-Interest	31
– Financial Margin – Interest	32
• Loan Financial Margin – Interest	34
• Funding Financial Margin – Interest	49
• Securities / Other Financial Margin – Interest	54
• Insurance Financial Margin – Interest	54
– Financial Margin – Non-Interest	55
Insurance, Pension Plans and Capitalization Bonds	56
– Bradesco Vida e Previdência	63
– Bradesco Saúde and Mediservice	65
– Bradesco Capitalização	66
– Bradesco Auto/RE	68
Fee and Commission Income	70
Personnel and Administrative Expenses	76
– Operating Coverage Ratio	79
Tax Expenses	79
Equity in the Earnings (Losses) of Unconsolidated Companies	80
Operating Income	80
Non-Operating Income	81
3 - Return to Shareholders	83
Sustainability	84
Investor Relations Area – IR	85
Corporate Governance	85
Bradesco Shares	86
Market Capitalization	89
Main Indicators	90
Dividends / Interest on Shareholders’ Equity	91
Weight on Main Stock Indexes	91
4 - Additional Information	93
Market Share of Products and Services	94
Reserve Requirements/Liabilities	95
Investments in Infrastructure, Information Technology and Telecommunications	96
Risk Management	98
Capital Management	99
Capital Adequacy Ratio	99
5 - Independent Auditors’ Report	101
Limited assurance report from independent auditor on the supplementary financial information	102
6 - Financial Statements, Independent Auditors’ Report on the Consolidated Interim Financial Statements and Fiscal Council’s Report	105

Bradesco      1

Forward-Looking Statements

This Report on Economic and Financial Analysis contains forward-looking statements relating to our business. Such statements are based on management’s current expectations, estimates and projections about future events and financial trends, which could affect our business. Words such as: “believes,” “anticipates,” “plans,” “expects,” “intends,” “aims,” “evaluates,” “predicts,” “foresees,” “projects,” “guidelines,” “should” and similar expressions are intended to identify forward-looking statements. These statements, however, do not guarantee future performance and involve risks and uncertainties, which could be beyond our control. Furthermore, certain forward-looking statements are based on assumptions that, depending on future events, may prove to be inaccurate. Therefore, actual results may differ materially from the plans, objectives, expectations, projections and intentions expressed or implied in such statements.

Factors which could modify actual results include, among others, changes in regional, national and international commercial and economic conditions; inflation rates; increase in customer delinquency on the account of borrowers in loan operations, with the consequent increase in the allowance for loan losses; loss of funding capacity; loss of customers or revenues; our capacity to sustain and improve performance; changes in interest rates which could, among other events, adversely affect our margins; competition in the banking sector, financial services, credit card services, insurance, asset management and other related sectors; government regulations and fiscal matters; disputes or adverse legal proceedings or rulings; as well as credit risks and other loan and investment activity risks.

Accordingly, the reader should not rely excessively on these forward-looking statements. These statements are valid only as at the date they were prepared. Except as required under applicable legislation, we assume no obligation whatsoever to update these statements, whether as a result of new information, future events or for any other reason.

Few numbers of this Report were submitted to rounding adjustments.

Therefore, amounts indicated as total in certain charts may not correspond to the arithmetic sum of figures preceding them.

   2   Report on Economic and Financial Analysis – September 2013

<

Press Release

1

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001

Highlights

The main figures obtained by Bradesco in the first nine months of 2013 are presented below:

1.   Adjusted Net Income(1) for the first nine months of 2013 stood at R$9.003 billion (a 4.6% increase compared to the R$8.605 billion recorded in the same period last year), corresponding to earnings per share of R$2.84 in the last 12 months, and Return on Average Adjusted Shareholders’ Equity(2) of 18.4%.

2.   Adjusted Net Income is composed of R$6.264 billion from financial activities, representing 69.6% of the total, and R$2.739 billion from insurance, pension plan and capitalization bond operations, which accounted for 30.4%.

3.     On September 30, 2013, Bradesco’s market capitalization stood at R$136.131 billion(3), up 20.4% over the same period in 2012. As of May 2013, Bradesco common shares compose the Ibovespa index.

4.   Total Assets stood at R$907.694 billion in September 2013, a 6.0% increase over the same period in 2012. Return on Total Average Assets was 1.3%.

5.   The Expanded Loan Portfolio(4) stood at R$412.559 billion in September 2013, up 11.0% during the same period in 2012. Operations with individuals totaled R$127.068 billion (up 10.9% on September 2012), while operations with companies totaled R$285.491 billion (up 11.0% on September 2012).

6.   Assets under Management stood at R$1.256 trillion, a 7.2% increase from September 2012.

7.   Shareholders’ Equity stood at R$67.033 billion in September 2013, up 1.5% on September 2012. Capital Adequacy Ratio stood at 16.4% in September 2013, 12.7% of which fell under Tier I Capital.

8.     Interest on Shareholders’ Equity were paid and recorded in provision to shareholders in the amount of R$3.145 billion for the first nine months of 2013, R$1.554 billion of which was paid as monthly and interim interest and R$1.591 billion was recorded in provision.

9.     Interest Financial Margin stood at R$31.700 billion, up 1.1% in comparison with the first nine months of 2012.

10. The Delinquency Ratio over 90 days dropped 0.5 p.p. in the last 12 months and stood at 3.6% on September 30, 2013 (4.1% on September 30, 2012).

11. The Efficiency Ratio(5) in September 2013 remained stable (42.1%) when compared to September 2012, whereas the “adjusted to risk” ratio stood at 52.5%, for a 0.6 p.p. improvement (53.1% in September 2012).

12. Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income totaled R$35.260 billion in the first nine months of 2013, up 13.4% over the same period in 2012. Technical Reserves stood at R$133.554 billion, up 13.4% on September 2012.

13. Investments in infrastructure, information technology and telecommunications amounted to R$3.498 billion in the first nine months of 2013, up 17.9% over the same period last year.

14. Taxes and contributions, including social security, paid or recorded in provision, amounted to R$18.096 billion in the first nine months of 2013, of which R$7.039 billion referred to taxes withheld and collected from third parties and R$11.057 billion from Bradesco Organization activities, equivalent  to 122.8% of Adjusted Net Income (1).

15. Bradesco has an extensive customer service network in Brazil, with 4,697 Branches and 3,760 Service Branches - PAs. Customers can also use 1,421 PAEs – ATMs (Automatic Teller Machines) in companies, 45,614 Bradesco Expresso  service points, 33,933 Bradesco Dia & Noite ATMs and 14,036 Banco24Horas  ATMs.

(1) According to non-recurring events described on page 8 of this Report on Economic and Financial Analysis; (2) Excludes mark-to-market effect of available-for-sale securities recorded under Shareholders’ Equity; (3) Number of shares (excluding treasury shares) x closing price for common and preferred shares on the last trading day of the period; (4) Includes sureties and guarantees, letters of credit, advances of credit card receivables, co-obligations in loan assignments (receivables-backed investment funds and mortgage-backed receivables), co-obligations in rural loan assignments, and operations bearing credit risk – commercial portfolio, which includes debentures and promissory notes; and (5) In the last 12 months.

   4   Report on Economic and Financial Analysis – September 2013

Press Release

Highlights

16. Payroll, plus charges and benefits, totaled R$8.143 billion. Social benefits provided to the 101,410 employees of the Bradesco Organization and their dependents amounted to R$1.991 billion, while investments in training and development programs totaled R$72.259 million.

17.  Bradesco was once again included in the Dow Jones Sustainability Index, a select NYSE trading list that includes only those companies with the best sustainable development practices.

18.  Bradesco BBI was among the lead managers in the raising of capital to the North-American automaker Ford, in a transaction which amounted to US$1 billion. For the first time a Brazilian bank participated as lead manager of such operation for a North-American company in the United States. BBI was also authorized by Tokyo Stock Exchange to operate in the Japanese market as manager of a yen bond offering, which makes Bradesco the first Latin-American bank to operate in the Japanese debt market.

19.  Bradesco, through its subsidiary Bradesco Saúde S.A., entered into an agreement that establishes the terms and conditions for a reorganization of its ownership interest held in Odontoprev, through which Bradesco Saúde will acquire 6.5% of the voting capital of Odontoprev. The operation is subject to approval from the Brazilian Central Bank. After the acquisition, Bradesco Saúde will hold approximately 50.01% of Odontoprev.

20. Major Awards and Acknowledgments in the period:

•      Bradesco was considered the most profitable private bank in Latin America and the United States (Economatica);

•      Bradesco was considered Brazil’s most valuable brand, according to 2013 ranking (Brand Finance);

•      Bradesco is the most valuable brand in Latin America (BrandAnalytics/ Millward Brown consulting firm, published in Financial Times newspaper);

•       Bradesco received the 2012 Publicly-held Company Award, promoted by Apimec. It acknowledges companies that have invested in long-term relationship and open dialogue with their investors;

•       Bradesco was granted the 2013 Highlight of the Sector Award, in the Banks and Credits category, with the best case in value creation in 2012 (Abrasca);

•       Bradesco stood out as the best Bank to Work for in Brazil (Guia 2013 Você S/A – As Melhores Empresas para Você Trabalhar);

•       For the seventh consecutive time, Grupo Bradesco Seguros ranked first in the Brazilian insurance company category (2012 Valor  1000  list of Valor Econômico newspaper); and

•       BRAM – Bradesco Asset Management was considered the best fund manager (“Guia Exame de Investimentos Pessoais 2013” –Exame magazine).

21. With regards to sustainability, Bradesco divides its actions into three pillars:
(i) Sustainable Finances, focused on banking inclusion, social and environmental variables for loan approvals and product offerings; (ii) Responsible Management, focused on valuing professionals, improving the workplace and adopting eco-efficient practices; and (iii) Social and Environmental Investments, focused on education, the environment, culture and sports. In this area, we point out Fundação Bradesco, which has a 56-year history of extensive social and educational work, with 40 schools in Brazil. In 2013, an estimated budget of R$460.961 million will benefit 106,843 students in its schools, in Basic Education (from Kindergarten to High School and Vocational Training - High School Level), Education for Youth and Adults; and Preliminary and Continuing Qualification focused on the creation of jobs and generation of income.

Bradesco      5

        Press Release

Main Information

	3Q13	2Q13	1Q13	4Q12	3Q12	2Q12	1Q12	4Q11	Variation %
									3Q13 x 2Q13	3Q13 x 3Q12
Income Statement for the Period - R$ million
Book Net Income	3,064	2,949	2,919	2,893	2,862	2,833	2,793	2,726	3.9	7.1
Adjusted Net Income	3,082	2,978	2,943	2,918	2,893	2,867	2,845	2,771	3.5	6.5
Total Financial Margin	10,729	10,587	10,706	11,109	10,955	11,034	10,695	10,258	1.3	(2.1)
Gross Loan Financial Margin	7,793	7,634	7,414	7,527	7,460	7,362	7,181	7,162	2.1	4.5
Net Loan Financial Margin	4,912	4,540	4,305	4,317	4,157	3,955	4,087	4,501	8.2	18.2
Allowance for Loan Losses (ALL) Expenses	(2,881)	(3,094)	(3,109)	(3,210)	(3,303)	(3,407)	(3,094)	(2,661)	(6.9)	(12.8)
Fee and Commission Income	4,977	4,983	4,599	4,675	4,438	4,281	4,118	4,086	(0.1)	12.1
Administrative and Personnel Expenses	(6,977)	(6,769)	(6,514)	(6,897)	(6,684)	(6,488)	(6,279)	(6,822)	3.1	4.4
Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income	11,069	13,238	10,953	13,216	10,104	11,570	9,418	11,138	(16.4)	9.6
Statement of Financial Position - R$ million
Total Assets	907,694	896,697	894,467	879,092	856,288	830,520	789,550	761,533	1.2	6.0
Securities	313,679	309,027	300,600	315,487	319,537	322,507	294,959	265,723	1.5	(1.8)
Loan Operations (1)	412,559	402,517	391,682	385,529	371,674	364,963	350,831	345,724	2.5	11.0
- Individuals	127,068	123,562	119,231	117,540	114,536	112,235	109,651	108,671	2.8	10.9
- Corporate	285,491	278,955	272,451	267,989	257,138	252,728	241,181	237,053	2.3	11.0
Allowance for Loan Losses (ALL)	(21,476)	(21,455)	(21,359)	(21,299)	(20,915)	(20,682)	(20,117)	(19,540)	0.1	2.7
Total Deposits	216,778	208,485	205,870	211,858	212,869	217,070	213,877	217,424	4.0	1.8
Technical Reserves	133,554	131,819	127,367	124,217	117,807	111,789	106,953	103,653	1.3	13.4
Shareholders' Equity	67,033	66,028	69,442	70,047	66,047	63,920	58,060	55,582	1.5	1.5
Assets under Management	1,256,220	1,233,546	1,243,170	1,225,228	1,172,008	1,130,504	1,087,270	1,019,790	1.8	7.2
Performance Indicators (%) on Adjusted Net Income (unless otherwise stated)
Adjusted Net Income per Share - R$ (2) (3)	2.84	2.79	2.77	2.74	2.71	2.70	2.69	2.67	1.8	4.8
Book Value per Common and Preferred Share - R$ (3)	15.97	15.72	16.54	16.68	15.73	15.22	13.83	13.23	1.6	1.5
Annualized Return on Average Shareholders' Equity (4) (5)	18.4	18.8	19.5	19.2	19.9	20.6	21.4	21.3	(0.4) p.p.	(1.5) p.p.
Annualized Return on Average Assets (5)	1.3	1.3	1.3	1.4	1.4	1.4	1.5	1.6	-	(0.1) p.p.
Average Rate - Annualized (Adjusted Financial Margin / Total Average Assets - Purchase and Sale Commitments - Permanent Assets)	7.1	7.2	7.3	7.6	7.6	7.9	7.9	7.8	(0.1) p.p.	(0.5) p.p.
Fixed Assets Ratio - Total Consolidated	17.4	17.3	16.5	16.9	19.0	18.2	19.9	21.0	0.1 p.p.	(1.6) p.p.
Combined Ratio - Insurance (6)	86.9	85.5	86.0	86.6	86.5	85.0	85.6	83.6	1.4 p.p.	0.4 p.p.
Efficiency Ratio (ER) (2)	42.1	41.8	41.5	41.5	42.1	42.4	42.7	43.0	0.3 p.p.	-
Coverage Ratio (Fee and Commission Income/Administrative and Personnel Expenses) (2)	70.8	69.6	67.7	66.5	64.4	63.2	62.9	62.2	1.2 p.p.	6.4 p.p.
Market Capitalization - R$ million (7)	136,131	124,716	145,584	131,908	113,102	104,869	113,021	106,971	9.2	20.4
Loan Portfolio Quality % (8)
ALL / Loan Portfolio	6.9	7.0	7.2	7.3	7.4	7.4	7.5	7.3	(0.1) p.p.	(0.5) p.p.
Non-Performing Loans (> 60 days (9) / Loan Portfolio)	4.4	4.6	4.9	5.0	5.1	5.1	5.1	4.8	(0.2) p.p.	(0.7) p.p.
Delinquency Ratio (> 90 days (9) / Loan Portfolio)	3.6	3.7	4.0	4.1	4.1	4.2	4.1	3.9	(0.1) p.p.	(0.5) p.p.
Coverage Ratio (> 90 days (9))	190.3	188.6	179.4	178.2	179.0	177.4	181.7	184.4	1.7 p.p.	11.3 p.p.
Coverage Ratio (> 60 days (9))	156.8	153.5	146.0	147.3	144.8	144.0	146.6	151.8	3.3 p.p.	12.0 p.p.
Operating Limits %
Capital Adequacy Ratio - Total Consolidated	16.4	15.4	15.6	16.1	16.0	17.0	15.0	15.1	1.0 p.p.	0.4 p.p.
- Tier I	12.7	11.6	11.0	11.0	11.3	11.8	12.0	12.4	1.1 p.p.	1.4 p.p
- Tier II	3.7	3.8	4.6	5.1	4.7	5.2	3.0	2.7	(0.1) p.p.	(1.0) p.p.

   6   Report on Economic and Financial Analysis – September 2013

Press Release

Main Information

	Sept13	Jun13	Mar13	Dec12	Sept12	Jun12	Mar12	Dec11	Variation %
									Sept13 x Jun13	Sept13 x Sept12
Structural Information - Units
Service Points	71,724	70,829	69,528	68,917	67,225	65,370	62,759	59,721	1.3	6.7
- Branches	4,697	4,692	4,687	4,686	4,665	4,650	4,636	4,634	0.1	0.7
- PAs (10)	3,760	3,795	3,786	3,781	3,774	3,243	2,986	2,962	(0.9)	(0.4)
- PAEs (10)	1,421	1,454	1,457	1,456	1,456	1,476	1,497	1,477	(2.3)	(2.4)
- External Bradesco ATMs (11)	3,298	3,498	3,712	3,809	3,954	3,992	3,974	3,913	(5.7)	(16.6)
- Banco24Horas Network ATMs (11)	11,229	11,154	10,966	10,818	10,464	10,459	10,583	10,753	0.7	7.3
- Bradesco Expresso (Correspondent Banks)	45,614	44,819	43,598	43,053	41,713	40,476	38,065	34,839	1.8	9.4
- Bradesco Promotora de Vendas	1,692	1,404	1,309	1,301	1,186	1,061	1,005	1,131	20.5	42.7
- Branches / Subsidiaries Abroad	13	13	13	13	13	13	13	12	-	-
ATMs	47,969	47,972	48,025	47,834	47,542	47,484	47,330	46,971	-	0.9
- Bradesco Network	33,933	34,322	34,719	34,859	35,128	35,226	35,007	34,516	(1.1)	(3.4)
- Banco24Horas Network	14,036	13,650	13,306	12,975	12,414	12,258	12,323	12,455	2.8	13.1
Employees	101,410	101,951	102,793	103,385	104,100	104,531	105,102	104,684	(0.5)	(2.6)
Outsourced Employees and Interns	12,699	12,647	13,070	12,939	13,013	12,661	12,659	11,699	0.4	(2.4)
Customers - in millions
Active Checking Account Holders (12) (13)	26.4	26.2	25.8	25.7	25.6	25.6	25.4	25.1	0.8	3.1
Savings Accounts (14)	48.3	47.7	46.6	48.6	48.3	45.2	41.3	43.4	1.3	-
Insurance Group	45.3	44.2	42.9	43.1	42.4	41.9	40.8	40.3	2.5	6.8
- Policyholders	39.5	38.4	37.1	37.3	36.7	36.3	35.4	35.0	2.9	7.6
- Pension Plan Participants	2.4	2.4	2.3	2.3	2.3	2.2	2.2	2.2	-	4.3
- Capitalization Bond Customers	3.4	3.4	3.5	3.5	3.4	3.4	3.2	3.1	-	-
Bradesco Financiamentos (12)	3.4	3.5	3.6	3.7	3.7	3.8	3.8	3.8	(2.9)	(8.1)

(1)     Expanded Loan Portfolio: includes sureties and guarantees, letters of credit, advances of credit card receivables, co-obligations in loan assignments (receivables-backed investment funds and mortgage-backed receivables), co-obligations in rural loan assignments and operations bearing credit risk – commercial portfolio, covering debentures and promissory notes;

(2)     In the last 12 months;

(3)     For comparison purposes, the shares were adjusted according to bonuses and stock splits;

(4)     Excluding mark-to-market effect of available-for-sale securities recorded under shareholders’ equity;

(5)     Year-to-date adjusted net income;

(6)     Excludes additional reserves;

(7)     Number of shares (excluding treasury shares) multiplied by the closing price for common and preferred shares on the period’s last trading day;

(8)     As defined by the Brazilian Central Bank (Bacen);

(9)     Credits overdue;

(10)   PA (Service Branch): a result from the consolidation of PAB (Banking Service Branch), PAA (Advanced Service Branch) and Exchange Branches, according to CMN Resolution 4072/12; and PAE: ATM located in the premises of a company;

(11)   Including overlapping ATMs within the Bank’s own network and the Banco24Horas  network: 1,701 in September 2013; 1,804 in June 2013; 1,914 in March 2013; 1,964 in December 2012; 2,039 in September 2012; 2,059 in June 2012; 2,050 in March 2012 and 2,019 in December 2011;

(12)   Number of customers (Corporate/ Individual Taxpayer ID (CNPJ/CPF);

(13)   Refers to 1st and 2nd holders of checking accounts; and

(14)   Number of accounts.

Bradesco      7

Press Release

Ratings

Main Ratings

Fitch Ratings
International Scale									Domestic Scale
Feasibility			Support	Domestic Currency		Foreign Currency			Domestic
a -			2	Long Term	Short Term	Long Term		Short Term	Long Term	Short Term
				A -	F1	BBB +		F2	AAA (bra)	F1 + (bra)
*
Moody´s Investors Service									R&I Inc.
Financial Strength / Individual Credit Risk Profile		International Scale						Domestic Scale	International Scale
C - / baa1			Foreign Currency Senior Debt	Domestic Currency Deposit		Foreign Currency Deposit		Domestic Currency	Issuer Rating
			Long Term	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term	BBB
			Baa1	Baa1	P - 2	Baa2	P-2	Aaa.br	BR - 1
*
Standard & Poor's						Austin Rating
International Scale - Issuer's Credit Rating				Domestic Scale		Corporate Governance		Domestic Scale
Foreign Currency		Domestic Currency		Issuer's Credit Rating				Long Term	Short Term
Long Term	Short Term	Long Term	Short Term	Long Term	Short Term	brAA+		brAAA	brA -1
BBB	A - 2	BBB	A - 2	brAAA	brA - 1

Book Net Income vs. Adjusted Net Income

The main non-recurring events that impacted book net income in the periods below are presented in the following comparative chart:

	R$ million
	9M13	9M12	3Q13	2Q13
Book Net Income	8,932	8,488	3,064	2,949
Non-Recurring Events	71	117	18	29
- Earnings from Extended Securities Terms	-	(2,116)	-	-
- Additional Technical Reserve due to Real Interest Rate Reduction	-	2,116	-	-
- Civil Provisions	118	195	30	48
- Tax Effects	(47)	(78)	(12)	(19)

Adjusted Net Income	9,003	8,605	3,082	2,978
0
ROAE % (1)	18.3	19.6	19.1	18.9
0
ADJUSTED ROAE % (1)	18.4	19.9	19.2	19.1

(1)  Annualized.

   8   Report on Economic and Financial Analysis – September 2013

Summarized Analysis of Adjusted Income

To provide for better understanding, comparison and analysis of Bradesco’s results, we use the Adjusted Income Statement for analysis and comments contained in this Report on Economic and Financial Analysis, obtained from adjustments made to the Book Income Statement, detailed at the end of this Press Release, which includes adjustments to non-recurring events shown on the previous page. Note that the Adjusted Income Statement serves as the basis for the analysis and comments made in Chapters 1 and 2 of this report.

								R$ million
	Adjusted Income Statement
	9M13	9M12	Variation		3Q13	2Q13	Variation
			9M13 x 9M12				3Q13 x 2Q13
			Amount	%			Amount	%
Financial Margin	32,022	32,684	(662)	(2.0)	10,729	10,587	142	1.3
- Interest	31,700	31,343	357	1.1	10,622	10,569	53	0.5
- Non-interest	322	1,341	(1,019)	(76.0)	107	18	89	494.4
ALL	(9,084)	(9,804)	720	(7.3)	(2,881)	(3,094)	213	(6.9)
Gross Income from Financial Intermediation	22,938	22,880	58	0.3	7,848	7,493	355	4.7
Income from Insurance, Pension Plans and Capitalization Bonds (1)	3,283	2,859	424	14.8	1,100	1,028	72	7.0
Fee and Commission Income	14,559	12,837	1,722	13.4	4,977	4,983	(6)	(0.1)
Personnel Expenses	(9,596)	(9,044)	(552)	6.1	(3,346)	(3,191)	(155)	4.9
Other Administrative Expenses	(10,664)	(10,407)	(257)	2.5	(3,631)	(3,578)	(53)	1.5
Tax Expenses	(3,127)	(3,041)	(86)	2.8	(987)	(1,017)	30	(2.9)
Equity in the Earnings (Losses) of Unconsolidated Companies	17	104	(87)	(83.7)	2	12	(10)	(83.3)
Other Operating Income/ (Expenses)	(3,511)	(3,085)	(426)	13.8	(1,194)	(1,147)	(47)	4.1
Operating Result	13,899	13,103	796	6.1	4,769	4,583	186	4.1
Non-Operating Result	(89)	(60)	(29)	48.3	(27)	(24)	(3)	12.5
Income Tax / Social Contribution	(4,729)	(4,384)	(345)	7.9	(1,638)	(1,553)	(85)	5.5
Non-controlling Interest	(78)	(54)	(24)	44.4	(22)	(28)	6	(21.4)
Adjusted Net Income	9,003	8,605	398	4.6	3,082	2,978	104	3.5

(1)  Income from Insurance, Pension Plans and Capitalization Bonds = Insurance, Pension Plan and Capitalization Bond Retained Premiums - Variation in Technical Reserves of Insurance, Pension Plans and Capitalization Bonds - Retained Claims - Capitalization Bond Draws and Redemptions - Insurance, Pension Plan and Capitalization Bond Selling Expenses.

Bradesco      9

Press Release

Summarized Analysis of Adjusted Income

Adjusted Net Income and Profitability

In the third quarter of 2013, Bradesco posted adjusted net income of R$3,082 million, up 3.5%, or R$104 million over the previous quarter, mainly due to: (i) lower allowance for loan loss expenses, resulting from reduced delinquency levels; (ii) greater financial margin revenue; (iii) higher insurance, pension plan and capitalization bond operating income; and offset by: (iv) higher personnel expenses, which were chiefly a result of the collective bargaining agreement.

In the year-over-year comparison, adjusted net income increased by 4.6% or R$398 million in the first nine months of 2013, for Return on Adjusted Average Shareholders’ Equity (ROAE) of 18.4%.

Shareholders’ Equity stood at R$67,033 million in September 2013, up 1.5% over the same period of 2012. The Capital Adequacy Ratio stood at 16.4%, 12.7% of which fell under Tier I Capital.

Total Assets came to R$907,694 million in September 2013, up 6.0% over September 2012, driven by the increase in operations and greater business volume. Return on Average Assets (ROAA) came to 1.3%.

   10   Report on Economic and Financial Analysis – September 2013

        Press Release

Summarized Analysis of Adjusted Income

Efficiency Ratio (ER)

The “adjusted to risk” ER, which reflects the impact of risk associated with loan operations(1), improved by 0.1 p.p., totaling 52.5% in the third quarter of 2013. This result was in line with Bradesco’s allowance for loan loss expenses, which were lower for the fifth consecutive quarter, due to the decrease in delinquency ratio.

ER in the last 12 months(2) and quarterly ER increased by 0.3 p.p. and 0.8 p.p. in the third quarter of 2013 from the previous quarter, reaching 42.1% and 42.9%, respectively. The higher ER in the last 12 months was mainly due to (i) the reduction in non-interest financial margin, due to lower gains from the market arbitrage,and (ii) the impact of the 2012 and 2013 collective bargaining agreements, whereas the variation in quarterly ER is a result of the 2013 collective bargaining agreement.

(1) Including ALL expenses, adjusted for granted discounts, loan recovery and sale of foreclosed assets, among others; and

(2) ER = (Personnel Expenses - Employee Profit Sharing + Administrative Expenses) / (Financial Margin + Fee and Commission Income + Income from Insurance + Equity in the Earnings (Losses) of Unconsolidated Companies + Other Operating Income - Other Operating Expenses). Considering the ratio between: (i) total administrative costs (Personnel Expenses + Administrative Expenses + Other Operating Expenses + Tax Expenses not related to revenue generation + Insurance Selling Expenses) and (ii) revenue net of related taxes (not considering Claims and Selling Expenses from the Insurance Group), Bradesco’s ER in the last 12 months up to September 30, 2013 is 44.8%.

Bradesco      11

Press Release

Summarized Analysis of Adjusted Income

Financial Margin

The R$142 million increase quarter over quarter was mainly due to: (i) higher interest margin, totaling R$53 million, due to better Loan and Funding margins; and (ii) higher non-interest margin, totaling R$89 million, as a result of higher gains from the market arbitrage.

In the first nine months 2013, financial margin came to R$32,022 million, a R$662 million decrease from the same period in 2012, due to: (i) lower result from the non-interest margin, in the amount of R$1,019 million, due to lower gains from the market arbitrage, and offset by: (ii) the R$357 million increase in income from interest-earning operations due to an increase in business volume, led by Loan and Insurance.

   12   Report on Economic and Financial Analysis – September 2013

        Press Release

Summarized Analysis of Adjusted Income

Interest Financial Margin – Annualized Average Rates

						R$ million
	9M13			9M12
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Loans	22,841	307,983	10.0%	22,003	280,666	10.6%
Funding	3,332	333,559	1.3%	3,228	333,543	1.3%
Insurance	2,651	129,721	2.7%	2,271	110,526	2.7%
Securities/Other	2,876	307,431	1.2%	3,841	288,773	1.8%
0
Financial Margin	31,700	-	6.9%	31,343	-	7.4%
0
	3Q13			2Q13
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Loans	7,793	316,413	10.2%	7,634	309,040	10.3%
Funding	1,271	343,296	1.5%	1,112	330,956	1.4%
Insurance	823	132,502	2.5%	895	130,868	2.8%
Securities/Other	735	312,586	0.9%	928	305,841	1.2%
0
Financial Margin	10,622	-	7.0%	10,569	-	7.2%

The annualized interest financial margin rate stood at 7.0% in the third quarter of 2013, a 0.2 p.p. decrease over the previous quarter, mainly due to Securities/Other and Insurance interest margins.

Bradesco      13

Press Release

Summarized Analysis of Adjusted Income

Expanded Loan Portfolio(1)

In September 2013, Bradesco’s expanded loan portfolio totaled R$412.6 billion, a 2.5% increase over the previous quarter due to: (i) a 2.8% growth in Individuals; (ii) a 2.7% growth in SMEs; and (iii) a 2.0% growth in Corporations.

In the last 12 months, the expanded loan portfolio increased 11.0%, driven by: (i) the 12.0% growth in SMEs; (ii) the 10.9% growth in Individuals; and (iii) the 10.3% growth in Corporations.

To the Corporate segment, the products that posted the strongest growth in the last 12 months were: (i) real estate financing – corporate plan; and (ii) export financing. To the Individuals segment, the main highlights were: (i) real estate financing; and (ii) payroll-deductible loans.

(1)   In addition to the loan portfolio, it includes sureties, guarantees, letters of credit, advances of credit card receivables, debentures, promissory notes, co-obligation in assignment of receivables-backed investment funds and mortgage-backed receivables and rural loan.

For more information, see Chapter 2 of this Report.

Allowance for Loan Losses (ALL)

For the fifth consecutive quarter, ALL expenses reduced to R$2,881 million in the third quarter of 2013, down 6.9% from the previous quarter, even considering the 2.0% growth in the loan portfolio – as defined by Bacen in the quarter. This result was due to the reduction in delinquency level, thanks to the adaptation and consistency of loan granting policy and processes, quality of guarantees obtained, as well as the loan recovery process improvement.

In the year-over-year comparison, this expense reduced by 7.3%, even considering the 9.6% increase in loan operations – as defined by Bacen, resulting from the reduced delinquency level in the last 12 months.

   14   Report on Economic and Financial Analysis – September 2013

        Press Release

Summarized Analysis of Adjusted Income

Delinquency Ratio > 90 days(1)

Total delinquency ratio, which is based on transactions due over 90 days, had a decrease in the quarter and in the last twelve months, thanks especially to the drop in delinquency ratio among individual customers.

(1) As defined by Bacen.

Coverage Ratios(1)

The following graph presents the changes in coverage ratio of the Allowance for Loan Losses for loans overdue for more than 60 and 90 days. In September 2013, these ratios stood at 156.8% and 190.3%, respectively, the highest ratios of the series.

The ALL, totaling R$21.5 billion in September 2013, which remained flat when compared to the previous quarter, was made up of: (i)  R$17.5 billion required by Bacen; and (ii)  R$4.0 billion in excess provisions.

(1) As defined by Bacen

Bradesco      15

Press Release

Summarized Analysis of Adjusted Income

Income from Insurance, Pension Plans and Capitalization Bonds

Net income for the third quarter of 2013 stood at R$878 million (R$931 million in the second quarter of 2013), for annualized Return on Adjusted Shareholders’ Equity of 24.1%.	Year to date, Net Income came to R$2.739 billion, up 4.4% from Net Income posted in the first nine months of 2012 (R$2.623 billion), for a return on Adjusted Shareholders’ Equity of 23.7%.

(1)    Excluding additional provisions.

								R$ million (unless otherwise stated)
	3Q13	2Q13	1Q13	4Q12	3Q12	2Q12	1Q12	4Q11	Variation %
									3Q13 x 2Q13	3Q13 x 3Q12
Net Income	878	931	930	964	837	881	905	860	(5.7)	4.9
Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income	11,069	13,238	10,953	13,216	10,104	11,570	9,418	11,138	(16.4)	9.6
Technical Reserves	133,554	131,819	127,367	124,217	117,807	111,789	106,953	103,653	1.3	13.4
Financial Assets	143,423	141,984	141,535	141,540	133,738	128,526	122,147	116,774	1.0	7.2
Claims Ratio	72.7	71.1	69.6	70.5	70.4	71.3	71.9	68.6	1.6 p.p.	2.3 p.p.
Combined Ratio	86.9	85.5	86.0	86.6	86.5	85.0	85.6	83.6	1.4 p.p.	0.4 p.p.
Policyholders / Participants and Customers (in thousands)	45,292	44,215	42,941	43,065	42,363	41,898	40,785	40,304	2.4	6.9
Employees	7,462	7,493	7,510	7,554	7,545	7,478	7,574	7,608	(0.4)	(1.1)
Market Share of Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income (1)	23.6	24.0	22.4	24.8	24.3	24.8	23.4	25.6	(0.4) p.p.	(0.7) p.p.

 (1) The third quarter of 2013 includes the latest data released by Susep (August/13).
 Note: For comparison purposes, non-recurring events’ effects are not considered.

   16   Report on Economic and Financial Analysis – September 2013

Summarized Analysis of Adjusted Income

Given the better performance of Life and Pension Plan products and the seasonality of the insurance segment in the second quarter of 2013, revenue in the third quarter of 2013 stood at R$11.1 billion, lower than the previous quarter (R$13.2 billion), but 9.6% higher in comparison with the third quarter of 2012 (R$10.1 billion).

Net income for the third quarter of 2013 was 5.7% lower than the previous quarter, mainly due to: (i) the 16.4% decrease in revenue, as mentioned above; (ii) the 1.6 p.p. increase in claims ratio; and (iii) the reduction in financial income.

In comparison with the third quarter of 2012, net income was up 4.9% of 2012, as a result of: (i) the 9.6% growth in revenue; and (ii) slight improvement in the administrative efficiency ratio.

In first nine months of 2013, production was up 13.4% from the same period in 2012, led by Health, Capitalization Bond and Life and Pension Plan products, which increased 23.9%, 21.8% and 8.7%, respectively.

Net income for the first nine months of 2013 exceeded by 4.4% that of the previous year, due to: (i) a 13.4% increase in revenue; (ii) the improved financial and equity income; and (iii) the stability of administrative efficiency ratio.

Grupo Bradesco Seguros’ capital levels are in compliance with the regulatory requirements and the global standards (Solvency II), with a leverage of 2.8 times its Shareholders’ Equity in the period.

Bradesco      17

        Press Release

Summarized Analysis of Adjusted Income

Fee and Commission Income

In the third quarter of 2013, fee and commission income came to R$4,977 million, down R$6 million over the previous quarter, mainly due to the excellent performance of underwriting / financial advisory revenues in the second quarter of 2013, which was partially offset by the positive results in the third quarter of 2013 of revenues from: (i) cards; (ii) checking accounts; and (iii) fund management.

In the year-over-year comparison, the increase of R$1,722 million, or 13.4%, in the first nine months of 2013 was due to ongoing investments in customer service channels and technology, which mainly resulted in: (i) the excellent performance of the credit card segment, driven by the growth in revenue and transactions; (ii) higher income from checking accounts, which was a result of a better business volume and an increase in the checking account holder base, which posted net growth of 758 thousand active accounts in the period; (iii) greater income from collections; (iv) greater income from fund management, whose volume of assets and portfolios under management increased by 8.4% in the period; (v) higher gains from capital market operations (underwriting / financial advisory); and (vi) higher income from loan operations, due to greater volume of contracted operations and sureties and guarantees in the period.

   18   Report on Economic and Financial Analysis – September 2013

Summarized Analysis of Adjusted Income

Personnel Expenses

In the third quarter of 2013, the R$155 million increase from the previous quarter is a result of variations in:

•     structural expenses – increase of  R$127 million, mainly due to raise in salary levels and adjustments to labor obligations, as per the collective bargaining agreement; and

•      non-structural expenses – increase of  R$28 million, mainly due to greater employee and management profit sharing expenses.

In the year-over-year comparison, the R$552 million increase in the first nine months of 2013 was mainly due to:

•    the R$410 million, or 5.6%, of structural expenses, resulting from greater expenses with salaries, social charges and benefits, due to raise in salary levels, as per the 2012 and 2013 collective bargaining agreements (adjustments of 7.5% and 8.0%, respectively); and

• the R$142 million increase in non-structural expenses, mainly due to greater expenses with provision for labor claims.

Note:  Structural Expenses = Salaries + Social Charges + Benefits + Pension Plans.

Non-Structural Expenses = Employee and Management Profit Sharing + Training + Labor Provision + Costs with Termination of Employment Contracts.

Bradesco      19

        Press Release

Summarized Analysis of Adjusted Income

Administrative Expenses

Despite the higher expenses with (i) the opening of 4,499 service points in the period, mainly Bradesco Expresso points, for a total of 71,724 service points on September 30, 2013, and (ii) the increase in business and service volume in the period, the administrative expenses increased only 2.5% between the first nine months of 2012 and 2013, as a result of the continued efforts to reduce costs, led by our Efficiency Committee. It is worth noting that IPCA and IGP-M inflation indexes reached 5.9% and 4.4% respectively, in the last 12 months.

In the third quarter of 2013, the increase in administrative expenses over the previous quarter was mainly due to the greater business and service volume in the quarter which, consequently, increased expenses with: (i) outsourced services; (ii) data processing; and (iii) transportation.

Other Operating Income and Expenses

Other operating expenses, net of other operating income, totaled R$1,194 million in the third quarter of 2013, a R$47 million increase over the previous quarter, mainly due to greater expenses with civil contingencies.

Year over year, other operating expenses, net of other operating income, increased by R$426 million in the first nine months of 2013, mainly as a result of greater expenses with: (i) operating provisions, particularly those for civil contingencies; (ii) amortization of intangible assets; and (iii) sundry losses.

   20   Report on Economic and Financial Analysis – September 2013

Summarized Analysis of Adjusted Income

Income Tax and Social Contribution

Income tax and social contribution increased 5.5% in comparison with the previous quarter and 7.9% from the first nine months of 2012, mainly due to the increase in taxable result.

The effective rate came to 41.7% in the third quarter of 2013, remaining stable over the previous quarters

Unrealized Gains

Unrealized gains totaled R$10,035 million in the third quarter of 2013, an R$1,971 million decrease from the previous quarter. This was mainly due to: (i) the fixed-income securities subject to mark-to-market accounting; (ii) the lower unrealized gain of loan and leasing operations; and partially offset by the appreciation of: (iii) investments, mainly Cielo shares; and (iv) equity securities.

Bradesco      21

        Press Release

Economic Scenario

In the third quarter of 2013, expectations that the U.S. would begin reducing its monetary stimuli had a substantial impact on the price of global financial assets. The consequent appreciation of the dollar and the increase in long-term interest rates led to a reallocation of international market portfolios, mainly affecting the emerging countries. Even though these expectations were frustrated in September, the signals coming from the Federal Reserve indicate that it has merely postponed the decision while it waits for clearer signs of a U.S. economic recovery. The current concerns with the world’s leading economy are chiefly related to fiscal aspects against a background of political polarization in Congress.

The most recent news from China suggests a certain leveling off of growth at around 7.5%, dissipating worries of an abrupt slowdown. However, there is still a general belief that the growth pace will decline in the coming years, which is linked to a schedule of structural reforms, whose content will become clearer as of November after the Chinese Communist Party meeting.

Given the dollar’s upward tendency, slower Chinese growth and the strong expansion in supply in certain segments, commodity prices are likely to fall in the coming months. This scenario, together with the resumption of discussions concerning a reduction in the U.S. monetary stimuli, albeit with no certain date as yet, poses a number of serious challenges for the emerging nations, so it is imperative that they adopt initiatives to strengthen their economic resilience.

Brazil’s economy is better prepared than before to face the global economy’s current transition phase and the resulting challenges to domestic economic policy management. This view is supported by improved macroeconomic fundamentals and the institutional advances recorded in the last few years.

The recovery of economic activity in recent months has been chiefly fueled by investments in production, which will tend to increase further as they reap the benefits of the ongoing public concessions program. This program, together with the major sporting events scheduled for the next three years, represents a unique opportunity for Brazil to improve its infrastructure, which is absolutely essential in order to enhance perception of the economy’s growth potential.

Despite the risks to the scenario and the challenges faced by the Brazilian economy in the pursuit of higher sustainable growth in the near future, Bradesco is maintaining a positive outlook, with favorable prospects in its operational segments. The volume of credit is growing at rates that are both sustainable and risk-compatible, while delinquency has been showing signs of a decline. Thanks to the intense and ongoing upward social mobility of recent years, the scenario for the banking and insurance sectors remains highly favorable.

   22   Report on Economic and Financial Analysis – September 2013

Press Release

Main Economic Indicators

Main Indicators (%)	3Q13	2Q13	1Q13	4Q12	3Q12	2Q12	1Q12	4Q11	9M13	9M12

Interbank Deposit Certificate (CDI)	2.12	1.79	1.61	1.70	1.91	2.09	2.45	2.67	5.62	6.59
Ibovespa	10.29	(15.78)	(7.55)	3.00	8.87	(15.74)	13.67	8.47	(14.13)	4.27
USD – Commercial Rate	0.65	10.02	(1.45)	0.64	0.46	10.93	(2.86)	1.15	9.13	8.25
General Price Index - Market (IGP-M)	1.92	0.90	0.85	0.68	3.79	2.56	0.62	0.91	3.70	7.10
Extended Consumer Price Index (IPCA) – Brazilian Institute of Geography and Statistics (IBGE)	0.62	1.18	1.94	1.99	1.42	1.08	1.22	1.46	3.78	3.77
Federal Government Long-Term Interest Rate (TJLP)	1.24	1.24	1.24	1.36	1.36	1.48	1.48	1.48	3.75	4.37
Reference Interest Rate (TR)	0.03	-	-	-	0.03	0.07	0.19	0.22	0.03	0.29
Savings Account (Old Rule) (1)	1.54	1.51	1.51	1.51	1.53	1.58	1.70	1.73	4.62	4.89
Savings Account (New Rule) (1)	1.47	1.30	1.25	1.26	1.40	-	-	-	4.07	1.89
Business Days (number)	66	63	60	62	64	62	63	62	189	189
Indicators (Closing Rate)	Sept13	Jun13	Mar13	Dec12	Sept12	Jun12	Mar12	Dec11	Sept13	Sept12
USD – Commercial Selling Rate - (R$)	2.2300	2.2156	2.0138	2.0435	2.0306	2.0213	1.8221	1.8758	2.2300	2.0306
Euro - (R$)	3.0181	2.8827	2.5853	2.6954	2.6109	2.5606	2.4300	2.4342	3.0181	2.6109
Country Risk (points)	236	237	189	142	166	208	177	223	236	166
Basic Selic Rate Copom (% p.a.)	9.00	8.00	7.25	7.25	7.50	8.50	9.75	11.00	9.00	7.50
BM&F Fixed Rate (% p.a.)	10.07	9.39	7.92	7.14	7.48	7.57	8.96	10.04	10.07	7.48

(1)  Regarding the new savings account remuneration rule, it was defined that: (i) the existing deposits up to May 3, 2012 will continue to remunerate at TR + interest of 6.17% p.a.; and (ii) for deposits made as of May 4, 2012, the new rules are: (a) if the Selic rate is higher than 8.5% p.a., the TR + interest of 6.17% p.a. remuneration will be maintained; and (b) when the Selic rate is equal to or lower than 8.5% p.a., the remuneration will be 70% of Selic rate + TR.

Projections through 2015

%	2013	2014	2015
USD - Commercial Rate (year-end) - R$	2.25	2.35	2.45
Extended Consumer Price Index (IPCA)	5.90	5.80	5.60
General Price Index - Market (IGP-M)	5.60	5.00	5.00
Selic (year-end)	10.00	10.25	10.25
Gross Domestic Product (GDP)	2.40	2.10	3.00

Bradesco      23

Guidance

Bradesco’s Outlook for 2013

This guidance contains forward-looking statements that are subject to risks and uncertainties, as they are based on Management’s expectations and assumptions and information available to the market to date.

Loan Portfolio (1)	11 to 15%
Individuals	11 to 15%
Companies	11 to 15%
Interest Financial Margin (2)	1 to 3%
Fee and Commission Income	12 to 16%
Operating Expenses (3)	2 to 6%
Insurance Premiums	12 to 15%

(1)     Expanded Loan Portfolio;

(2)     Changed from 4%— 8% to 1%—3%; and

(3)     Administrative and Personnel Expenses.

   24   Report on Economic and Financial Analysis – September 2013

Book Income vs. Managerial Income vs. Adjusted Income Statement

Analytical Breakdown of Book Income vs. Managerial Income vs. Adjusted Income Statement

Third Quarter of 2013

											R$ million
	3Q13
	Book Income Statement	Reclassifications						Fiscal Hedge (7)	Managerial Income Statement	Non-recurring Events (8)	Adjusted Income Statement
		(1)	(2)	(3)	(4)	(5)	(6)
Financial Margin	11,733	(355)	16	(97)	(740)	30	-	141	10,729	-	10,729
ALL	(3,260)	-	-	-	511	(132)	-	-	(2,881)	-	(2,881)
Gross Income from Financial Intermediation	8,473	(355)	16	(97)	(229)	(102)	-	141	7,848	-	7,848
Income from Insurance, Pension Plans and Capitalization Bonds(9)	1,100	-	-	-	-	-	-	-	1,100	-	1,100
Fee and Commission Income	4,908	-	-	-	-	-	68	-	4,977	-	4,977
Personnel Expenses	(3,346)	-	-	-	-	-	-	-	(3,346)	-	(3,346)
Other Administrative Expenses	(3,601)	-	-	-	-	-	(30)	-	(3,631)	-	(3,631)
Tax Expenses	(964)	-	-	-	(8)	-	-	(15)	(987)	-	(987)
Equity in the Earnings (Losses) of Unconsolidated Companies	2	-	-	-	-	-	-	-	2	-	2
Other Operating Income/Expenses	(1,882)	355	(16)	97	237	25	(38)	-	(1,224)	30	(1,194)
Operating Result	4,691	-	-	-	-	(77)	-	126	4,739	30	4,769
Non-Operating Result	(104)	-	-	-	-	77	-	-	(27)	-	(27)
Income Tax / Social Contribution and Non-controlling Interest	(1,523)	-	-	-	-	-	-	(126)	(1,649)	(12)	(1,660)
Net Income	3,064	-	-	-	-	-	-	-	3,064	18	3,082

(1)     Expenses with Commission on the Placement of Loans and Financing were reclassified from the item “Other Operating Expenses” to the item “Financial Margin;”

(2)     Interest Income/Expenses from the insurance segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”

(3)     Interest Income/Expenses from the financial segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”

(4)     Income from Loan Recovery classified under the item “Financial Margin,” Expenses with Discounts Granted classified under the item “Other Operating Income/Expenses,” and Expenses with Write-offs of Leasing Operations classified under the item “Financial Margin” were reclassified to the item “Allowance for Loan Loss (ALL) Expenses,” and Tax Expenses, classified as “Other Operating Expenses,” were reclassified under the item “Tax Expenses;”

(5)     Losses/Gains from the Sale of Foreclosed Assets/Investments classified under the item “Non-Operating Result” were reclassified to items “Allowance for Loan Loss (ALL) Expenses” / “Other Operating Income/Expenses”/”Financial Margin;”

(6)     Income from Card Fees and Commissions, Insurance Premium Commissions and Insurance Policy Fees classified under the item “Other Operating Income/Expenses” were reclassified to the item “Fee and Commission Income;” and Credit Card Operation Interchange Expenses classified under the item “Other Operating Income/Expenses” were reclassified to the item “Other Administrative Expenses;”

(7)     Partial result of Derivatives used to hedge investments abroad, which simply annuls the tax effects (Income Tax/Social Contribution (IR/CS) and Social Integration Program/Contribution for Social Security Financing (PIS/Cofins)) of this hedge strategy in terms of Net Income;

(8)     For more information see page 8 of this chapter; and

(9)     Income from Insurance, Pension Plans and Capitalization Bonds = Insurance, Pension Plan and Capitalization Bond Retained Premiums - Variation in Technical Reserves for Insurance, Pension Plans and Capitalization Bonds – Retained Claims – Capitalization Bond Draws and Redemption - Insurance, Pension Plan and Capitalization Bond Selling Expenses.

Bradesco      25

Book Income vs. Managerial Income vs. Adjusted Income Statement

Second Quarter of 2013

											R$ million
	2Q13
	Book Income Statement	Reclassifications						Fiscal Hedge (7)	Managerial Income Statement	Non-recurring Events (8)	Adjusted Income Statement
		(1)	(2)	(3)	(4)	(5)	(6)
Financial Margin	10,005	(353)	37	(42)	(876)	168	-	1,648	10,587	-	10,587
ALL	(3,608)	-	-	-	605	(91)	-	-	(3,094)	-	(3,094)
Gross Income from Financial Intermediation	6,397	(353)	37	(42)	(271)	77	-	1,648	7,493	-	7,493
Income from Insurance, Pension Plans and Capitalization Bonds(9)	1,028	-	-	-	-	-	-	-	1,028	-	1,028
Fee and Commission Income	4,886	-	-	-	-	-	97	-	4,983	-	4,983
Personnel Expenses	(3,191)	-	-	-	-	-	-	-	(3,191)	-	(3,191)
Other Administrative Expenses	(3,530)	-	-	-	-	-	(48)	-	(3,578)	-	(3,578)
Tax Expenses	(829)	-	-	-	(9)	-	-	(179)	(1,017)	-	(1,017)
Equity in the Earnings (Losses) of Unconsolidated Companies	12	-	-	-	-	-	-	-	12	-	12
Other Operating Income/Expenses	(1,809)	353	(37)	42	280	24	(49)	-	(1,196)	48	(1,147)
Operating Result	2,966	-	-	-	-	101	-	1,469	4,534	48	4,583
Non-Operating Result	77	-	-	-	-	(101)	-	-	(24)	-	(24)
Income Tax / Social Contribution and Non-controlling Interest	(93)	-	-	-	-	-	-	(1,469)	(1,562)	(19)	(1,581)
Net Income	2,949	-	-	-	-	-	-	-	2,949	29	2,978

(1)     Expenses with Commission on the Placement of Loans and Financing were reclassified from the item “Other Operating Expenses” to the item “Financial Margin;”

(2)     Interest Income/Expenses from the insurance segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”

(3)     Interest Income/Expenses from the financial segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”

(4)     Income from Loan Recovery classified under the item “Financial Margin,” Expenses with Discounts Granted classified under the item “Other Operating Income/Expenses,” and Expenses with Write-offs of Leasing Operations classified under the item “Financial Margin” were reclassified to the item “Allowance for Loan Loss (ALL) Expenses,” and Tax Expenses, classified as “Other Operating Expenses,” were reclassified under the item “Tax Expenses;”

(5)     Losses/Gains from the Sale of Foreclosed Assets/Investments classified under the item “Non-Operating Result” were reclassified to items “Allowance for Loan Loss (ALL) Expenses” / “Other Operating Income/Expenses’ / “Financial Margin;”

(6)     Income from Card Fees and Commissions, Insurance Premium Commissions and Insurance Policy Fees classified under the item “Other Operating Income/Expenses” were reclassified to the item “Fee and Commission Income;” and Credit Card Operation Interchange Expenses classified under the item “Other Operating Income/Expenses” were reclassified to the item “Other Administrative Expenses;”

(7)     Partial result of Derivatives used to hedge investments abroad, which simply annuls the tax effects (Income Tax/Social Contribution (IR/CS) and Social Integration Program/Contribution for Social Security Financing (PIS/Cofins)) of this hedge strategy in terms of Net Income;

(8)     For more information see page 8 of this chapter; and

(9)     Income from Insurance, Pension Plans and Capitalization Bonds = Insurance, Pension Plan and Capitalization Bond Retained Premiums - Variation in Technical Reserves for Insurance, Pension Plans and Capitalization Bonds – Retained Claims – Capitalization Bond Draws and Redemption - Insurance, Pension Plan and Capitalization Bond Selling Expenses.

   26   Report on Economic and Financial Analysis – September 2013

Book Income vs. Managerial Income vs. Adjusted Income Statement

First Nine Months of 2013

											R$ million
	9M13
	Book Income Statement	Reclassifications						Fiscal Hedge (7)	Managerial Income Statement	Non-recurring Events (8)	Adjusted Income Statement
		(1)	(2)	(3)	(4)	(5)	(6)
Financial Margin	33,666	(1,007)	69	(180)	(2,260)	198	-	1,535	32,022	-	32,022
ALL	(10,343)	-	-	-	1,526	(267)	-	-	(9,084)	-	(9,084)
Gross Income from Financial Intermediation	23,322	(1,007)	69	(180)	(734)	(69)	-	1,535	22,938	-	22,938
Income from Insurance, Pension Plans and Capitalization Bonds(9)	3,283	-	-	-	-	-	-	-	3,283	-	3,283
Fee and Commission Income	14,303	-	-	-	-	-	256	-	14,559	-	14,559
Personnel Expenses	(9,596)	-	-	-	-	-	-	-	(9,596)	-	(9,596)
Other Administrative Expenses	(10,499)	-	-	-	-	-	(165)	-	(10,664)	-	(10,664)
Tax Expenses	(2,933)	-	-	-	(28)	-	-	(166)	(3,127)	-	(3,127)
Equity in the Earnings (Losses) of Unconsolidated Companies	17	-	-	-	-	-	-	-	17	-	17
Other Operating Income/Expenses	(5,489)	1,007	(69)	180	762	73	(91)	-	(3,629)	118	(3,511)
Operating Result	12,410	-	-	-	-	4	-	1,369	13,781	118	13,899
Non-Operating Result	(86)	-	-	-	-	(4)	-	-	(89)	-	(89)
Income Tax / Social Contribution and Non-controlling Interest	(3,393)	-	-	-	-	-	-	(1,369)	(4,760)	(47)	(4,807)
Net Income	8,932	-	-	-	-	-	-	-	8,932	71	9,003

(1)     Expenses with Commission on the Placement of Loans and Financing were reclassified from the item “Other Operating Expenses” to the item “Financial Margin;”

(2)     Interest Income/Expenses from the insurance segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”

(3)     Interest Income/Expenses from the financial segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”

(4)     Income from Loan Recovery classified under the item “Financial Margin,” Expenses with Discounts Granted classified under the item “Other Operating Income/Expenses,” and Expenses with Write-offs of Leasing Operations classified under the item “Financial Margin” were reclassified to the item “Allowance for Loan Loss (ALL) Expenses;” and Tax Expenses, classified as “Other Operating Expenses,” were reclassified under the item “Tax Expenses;”

(5)     Losses/Gains from the Sale of Foreclosed Assets/Investments classified under the item “Non-Operating Result” were reclassified to items “Allowance for Loan Loss (ALL) Expenses” / “Other Operating Income/Expenses” / “Financial Margin;”

(6)     Income from Card Fees and Commissions, Insurance Premium Commissions and Insurance Policy Fees classified under the item “Other Operating Income/Expenses” were reclassified to the item “Fee and Commission Income;” and Credit Card Operation Interchange Expenses classified under the item “Other Operating Income/Expenses” were reclassified to the item “Other Administrative Expenses;”

(7)     Partial result of Derivatives used to hedge investments abroad, which simply annuls the tax effects (Income Tax/Social Contribution (IR/CS) and Social Integration Program/Contribution for Social Security Financing (PIS/Cofins)) of this hedge strategy in terms of Net Income;

(8)     For more information see page 8 of this chapter; and

(9)     Income from Insurance, Pension Plans and Capitalization Bonds = Insurance, Pension Plan and Capitalization Bond Retained Premiums - Variation in Technical Reserves for Insurance, Pension Plans and Capitalization Bonds – Retained Claims – Capitalization Bond Draws and Redemption - Insurance, Pension Plan and Capitalization Bond Selling Expenses.

Bradesco      27

Book Income vs. Managerial Income vs. Adjusted Income Statement

First Nine Months of 2012

											R$ million
	9M12
	Book Income Statement	Reclassifications						Fiscal Hedge (7)	Managerial Income Statement	Non-recurring Events (8)	Adjusted Income Statement
		(1)	(2)	(3)	(4)	(5)	(6)
Financial Margin	35,921	(747)	141	(30)	(1,748)	29	-	1,235	34,801	(2,116)	32,684
ALL	(10,501)	-	-	-	955	(258)	-	-	(9,804)	-	(9,804)
Gross Income from Financial Intermediation	25,420	(747)	141	(30)	(793)	(229)	-	1,235	24,997	(2,116)	22,880
Income from Insurance, Pension Plans and Capitalization Bonds(9)	743	-	-	-	-	-	-	-	743	2,116	2,859
Fee and Commission Income	12,501	-	-	-	-	-	336	-	12,837	-	12,837
Personnel Expenses	(9,044)	-	-	-	-	-	-	-	(9,044)	-	(9,044)
Other Administrative Expenses	(10,060)	-	-	-	-	-	(347)	-	(10,407)	-	(10,407)
Tax Expenses	(2,957)	-	-	-	50	-	-	(135)	(3,041)	-	(3,041)
Equity in the Earnings (Losses) of Unconsolidated Companies	104	-	-	-	-	-	-	-	104	-	104
Other Operating Income/Expenses	(4,746)	747	(141)	30	743	78	11	-	(3,279)	195	(3,085)
Operating Result	11,961	-	-	-	-	(151)	-	1,100	12,909	195	13,103
Non-Operating Result	(211)	-	-	-	-	151	-	-	(60)	-	(60)
Income Tax / Social Contribution and Non-controlling Interest	(3,262)	-	-	-	-	-	-	(1,100)	(4,361)	(78)	(4,438)
Net Income	8,488	-	-	-	-	-	-	-	8,488	117	8,605

(1)     Expenses with Commission on the Placement of Loans and Financing were reclassified from the item “Other Operating Expenses” to the item “Financial Margin;”

(2)     Interest Income/Expenses from the insurance segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”

(3)     Interest Income/Expenses from the financial segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”

(4)     Income from Loan Recovery classified under the item “Financial Margin,” Expenses with Discounts Granted classified under the item “Other Operating Income/Expenses,” and Expenses with Write-offs of Leasing Operations classified under the item “Financial Margin” were reclassified to the item “Allowance for Loan Loss (ALL) Expenses;” and Tax Expenses, classified as “Other Operating Expenses,” were reclassified under the item “Tax Expenses;”

(5)     Losses/Gains from the Sale of Foreclosed Assets/Investments classified under the item “Non-Operating Result” were reclassified to items “Allowance for Loan Loss (ALL) Expenses” / “Other Operating Income/Expenses” / “Financial Margin;”

(6)     Income from Card Fees and Commissions, Insurance Premium Commissions and Insurance Policy Fees classified under the item “Other Operating Income/Expenses” were reclassified to the item “Fee and Commission Income;” and Credit Card Operation Interchange Expenses classified under the item “Other Operating Income/Expenses” were reclassified to the item “Other Administrative Expenses;”

(7)     Partial result of Derivatives used to hedge investments abroad, which simply annuls the tax effects (Income Tax/Social Contribution (IR/CS) and Social Integration Program/Contribution for Social Security Financing (PIS/Cofins)) of this hedge strategy in terms of Net Income;

(8)     For more information see page 8 of this chapter; and

(9)     Income from Insurance, Pension Plans and Capitalization Bonds = Insurance, Pension Plan and Capitalization Bond Retained Premiums - Variation in Technical Reserves for Insurance, Pension Plans and Capitalization Bonds – Retained Claims – Capitalization Bond Draws and Redemption - Insurance, Pension Plan and Capitalization Bond Selling Expenses.

   28   Report on Economic and Financial Analysis – September 2013

Economic and Financial Analysis

2

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001

        Economic and Financial Analysis

Consolidated Statement of Financial Position and Adjusted Income Statement

Statement of Financial Position

								R$ million
	Sept13	Jun13	Mar13	Dec12	Sept12	Jun12	Mar12	Dec11
Assets
Current and Long-Term Assets	892,363	881,121	879,192	864,279	840,295	815,063	773,896	746,090
Cash and Cash Equivalents	16,427	16,180	11,347	12,077	12,944	13,997	25,069	22,574
Interbank Investments	144,967	147,485	171,333	151,813	126,772	92,858	84,690	82,303
Securities and Derivative Financial Instruments	313,679	309,027	300,600	315,487	319,537	322,507	294,959	265,723
Interbank and Interdepartmental Accounts	52,121	52,150	52,769	49,762	56,276	62,510	61,576	72,906
Loan and Leasing Operations	286,899	281,982	276,022	267,940	262,748	258,242	250,201	248,719
Allowance for Loan Losses (ALL)	(21,476)	(21,455)	(21,359)	(21,299)	(20,915)	(20,682)	(20,117)	(19,540)
Other Receivables and Assets	99,746	95,752	88,480	88,499	82,933	85,631	77,518	73,405
Permanent Assets	15,331	15,576	15,275	14,813	15,993	15,457	15,654	15,443
Investments	1,910	1,920	1,867	1,865	1,907	1,889	2,076	2,052
Premises and Leased Assets	4,392	4,464	4,550	4,678	4,500	4,523	4,551	4,413
Intangible Assets	9,029	9,192	8,858	8,270	9,586	9,045	9,027	8,978
Total	907,694	896,697	894,467	879,092	856,288	830,520	789,550	761,533
*
Liabilities
Current and Long-Term Liabilities	839,393	829,426	823,788	807,799	789,036	765,398	730,214	704,664
Deposits	216,778	208,485	205,870	211,858	212,869	217,070	213,877	217,424
Federal Funds Purchased and Securities Sold under Agreements to Repurchase	258,580	266,825	281,045	255,591	245,538	225,974	213,930	197,448
Funds from Issuance of Securities	55,427	53,821	47,832	51,359	53,810	51,158	48,482	41,522
Interbank and Interdepartmental Accounts	4,806	3,793	3,815	5,667	3,649	3,618	3,231	4,614
Borrowing and Onlending	51,307	49,121	46,209	44,187	45,399	47,895	47,112	53,247
Derivative Financial Instruments	3,238	3,141	2,590	4,001	4,148	3,568	2,703	735
Reserves for Insurance, Pension Plans and Capitalization Bonds	133,554	131,819	127,367	124,217	117,807	111,789	106,953	103,653
Other Liabilities	115,703	112,421	109,060	110,919	105,816	104,326	93,926	86,021
Deferred Income	676	661	632	658	619	615	646	672
Non-controlling Interest in Subsidiaries	592	582	605	588	586	587	630	615
Shareholders' Equity	67,033	66,028	69,442	70,047	66,047	63,920	58,060	55,582
Total	907,694	896,697	894,467	879,092	856,288	830,520	789,550	761,533

   30   Report on Economic and Financial Analysis – September 2013

Economic and Financial Analysis

Consolidated Statement of Financial Position and Adjusted Income Statement

Adjusted Income Statement

								R$ million
	3Q13	2Q13	1Q13	4Q12	3Q12	2Q12	1Q12	4Q11
Financial Margin	10,729	10,587	10,706	11,109	10,955	11,034	10,695	10,258
- Interest	10,622	10,569	10,509	10,678	10,603	10,518	10,222	9,985
- Non-interest	107	18	197	431	352	516	473	273
ALL	(2,881)	(3,094)	(3,109)	(3,210)	(3,303)	(3,407)	(3,094)	(2,661)
Gross Income from Financial Intermediation	7,848	7,493	7,597	7,899	7,652	7,627	7,601	7,597
Income from Insurance, Pension Plans and Capitalization Bonds (1)	1,100	1,028	1,155	955	1,029	953	877	933
Fee and Commission Income	4,977	4,983	4,599	4,675	4,438	4,281	4,118	4,086
Personnel Expenses	(3,346)	(3,191)	(3,059)	(3,142)	(3,119)	(3,047)	(2,878)	(3,140)
Other Administrative Expenses	(3,631)	(3,578)	(3,455)	(3,755)	(3,565)	(3,441)	(3,401)	(3,682)
Tax Expenses	(987)	(1,017)	(1,123)	(1,098)	(1,038)	(991)	(1,012)	(1,005)
Equity in the Earnings (Losses) of Unconsolidated Companies	2	12	3	45	45	19	40	53
Other Operating Income/ (Expenses)	(1,194)	(1,147)	(1,170)	(1,130)	(1,054)	(1,035)	(996)	(808)
Operating Result	4,769	4,583	4,547	4,449	4,388	4,366	4,349	4,034
Non-Operating Result	(27)	(24)	(38)	(29)	(20)	(22)	(18)	4
Income Tax and Social Contribution	(1,638)	(1,553)	(1,538)	(1,488)	(1,455)	(1,461)	(1,468)	(1,241)
Non-controlling Interest	(22)	(28)	(28)	(14)	(20)	(16)	(18)	(26)
Adjusted Net Income	3,082	2,978	2,943	2,918	2,893	2,867	2,845	2,771

(1) Income from Insurance, Pension Plan and Capitalization Bond Operations = Insurance, Pension Plan and Capitalization Bond Retained Premiums – Variation in Technical Reserves for Insurance, Pension Plans and Capitalization Bonds – Retained Claims – Capitalization Bond Draws and Redemption – Insurance, Pension Plan and Capitalization Bond Selling Expenses.

Financial Margin – Interest and Non-Interest

Financial Margin Breakdown

Bradesco      31

        Economic and Financial Analysis

Financial Margin - Interest and Non-Interest

Average Financial Margin Rate

	R$ million
	Financial Margin
	9M13	9M12	3Q13	2Q13	Variation
					YTD	Quarter
Interest - due to volume					2,593	253
Interest - due to spread					(2,236)	(200)
- Financial Margin - Interest	31,700	31,343	10,622	10,569	357	53
- Financial Margin - Non-Interest	322	1,341	107	18	(1,019)	89
Financial Margin	32,022	32,684	10,729	10,587	(662)	142
Average Margin Rate (1)	7.0%	7.7%	7.1%	7.2%
 (1) Average Margin Rate = (Financial Margin / Average Assets – Purchase and Sale Commitments – Permanent Assets) Annualized

Quarter over quarter, the increase of R$142 million in the third quarter of 2013 was a result of: (i) the non-interest margin growth of R$89 million, due to higher gains from market arbitrage; and (ii) the R$53 million in interest margin, thanks to greater Funding and Loan margins.

In the nine months of 2013, financial margin stood at R$32,022 million, a R$662 million decrease year over year, due to: (i) lower results from non-interest margin, totaling R$1,019 million, due to lower gains from ,market arbitrage; and partially offset: (ii) by higher results from interest-earning operations, amounting to R$357 million, arising from greater business volume, with highlight to Loan and Insurance.

Financial Margin - Interest

Interest Financial Margin - Breakdown

	R$ million
	Interest Financial Margin Breakdown
	9M13	9M12	3Q13	2Q13	Variation
					YTD	Quarter
Loans	22,841	22,003	7,793	7,634	838	159
Funding	3,332	3,228	1,271	1,112	104	159
Insurance	2,651	2,271	823	895	380	(72)
Securities/Other	2,876	3,841	735	928	(965)	(193)
Interest Financial Margin	31,700	31,343	10,622	10,569	357	53

In the third quarter of 2013, interest financial margin stood at R$10,622 million, versus R$10,569 million in the second quarter of 2013, for an increase of R$53 million. The business lines that most contributed to this result were Loan and Funding, broken down under items Loan Financial Margin – Interest and Funding Financial Margin – Interest.

Between the nine months of 2013 and the same period in 2012, interest financial margin increased R$357 million. The business lines that most contributed to this increase were Loan and Insurance.

   32   Report on Economic and Financial Analysis – September 2013

Economic and Financial Analysis

Financial Margin - Interest

Interest Financial Margin – Rates

The annualized interest financial margin rate stood at 7.0% in the third quarter of 2013, down 0.2 p.p. on the previous quarter, mainly due to the results obtained from Securities/Other and Insurance interest margins.

Interest Financial Margin – Annualized Average Rates

						R$ million
	9M13			9M12
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Loans	22,841	307,983	10.0%	22,003	280,666	10.6%
Funding	3,332	333,559	1.3%	3,228	333,543	1.3%
Insurance	2,651	129,721	2.7%	2,271	110,526	2.7%
Securities/Other	2,876	307,431	1.2%	3,841	288,773	1.8%
*
Interest Financial Margin	31,700	-	6.9%	31,343	-	7.4%
*
		3Q13			2Q13
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Loans	7,793	316,413	10.2%	7,634	309,040	10.3%
Funding	1,271	343,296	1.5%	1,112	330,956	1.4%
Insurance	823	132,502	2.5%	895	130,868	2.8%
Securities/Other	735	312,586	0.9%	928	305,841	1.2%
*
Interest Financial Margin	10,622	-	7.0%	10,569	-	7.2%

Bradesco      33

        Economic and Financial Analysis

Loan Financial Margin - Interest

Loan Financial Margin - Breakdown

	R$ million
	Financial Margin - Loan
	9M13	9M12	3Q13	2Q13	Variation
					YTD	Quarter
Interest - due to volume					2,026	182
Interest - due to spread					(1,188)	(23)
Interest Financial Margin	22,841	22,003	7,793	7,634	838	159
Income	40,424	38,875	13,946	14,016	1,549	(70)
Expenses	(17,583)	(16,872)	(6,153)	(6,382)	(711)	229

In the third quarter of 2013, financial margin with loan operations reached R$7,793 million, up 2.1% or R$159 million over the second quarter of 2013. The variation is the result of: (i) the increase in average business volume, in the amount of R$182 million; and offset by: (ii) the decrease in average spread, in the amount of R$23 million.

Year over year, the financial margin for the nine months of 2013 grew 3.8%, or R$838 million, resulting from: (i) a R$2,026 million increase in the volume of operations; and partially offset by: (ii) the decrease in average spread, amounting to R$1,188 million, mainly affected by the drop in interest rates used and the change in loan portfolio mix.

   34   Report on Economic and Financial Analysis – September 2013

Economic and Financial Analysis

Loan Financial Margin - Interest

Loan Financial Margin - Net Margin

The graph above presents a summary of loan activity. The Gross Margin line refers to interest income from loans, net of opportunity cost (a specific rate by type of operation and term).

The ALL curve shows delinquency costs, which are represented by Allowance for Loan Losses (ALL) expenses, plus discounts granted in transactions net of loan recoveries, arising from the sale of foreclosed assets, among other.

In the third quarter of 2013, the net margin curve, which refers to loan interest income net of ALL, grew 8.2% over the previous quarter and 12.8% over the first nine months of 2012, mainly driven by: (i) the increase in business volume; and (ii) the reduction in delinquency costs.

Bradesco      35

        Economic and Financial Analysis

Loan Financial Margin - Interest

Expanded Loan Portfolio(1)

The expanded loan portfolio amounted to
R$412.6 billion in September 2013, up 2.5% in the quarter and 11.0% over the last 12 months.

The results were mainly led by Individuals and SMEs both in the quarter and the last 12-month period, which grew by 2.8% and 2.7% in the quarter and 10.9% and 12.0% in the last 12 months, respectively.

(1) In addition to the loan portfolio, includes sureties, guarantees, letters of credit, advances of credit card receivables, debentures, promissory notes, co-obligation in receivables-backed investment funds - FIDC, mortgage-backed receivables – CRI and rural loans.

For further information, refer to page 42 herein.

Expanded Loan Portfolio Breakdown by Product and Type of Customer (Individual and Corporate)

A breakdown of loan risk products for individuals is presented below:

Individuals (1)	R$ million			Variation %
	Sept13	Jun13	Sept12	Quarter	12M
CDC / Vehicle Leasing	28,232	29,303	31,860	(3.7)	(11.4)
Payroll-deductible Loan	25,919	24,262	19,956	6.8	29.9
Credit Card	21,866	21,156	18,850	3.4	16.0
Personal Loans	16,556	16,049	14,929	3.2	10.9
Real Estate Financing	12,576	11,543	9,452	9.0	33.1
Rural Loans	7,832	6,752	6,528	16.0	20.0
BNDES/Finame Onlending	6,534	6,421	5,628	1.8	16.1
Overdraft Facilities	3,604	3,455	3,198	4.3	12.7
Sureties and Guarantees	191	662	685	(71.2)	(72.1)
Other	3,757	3,959	3,450	(5.1)	8.9
Total	127,068	123,562	114,536	2.8	10.9

(1) Including co-obligation in loan granting (FIDC), mortgage-backed receivables – CRI and rural loans).

The Individual segment operations grew by 2.8% in the quarter, led by the following lines: (i) rural loan; (ii) real estate financing; and (iii) payroll-deductible loan. In the last 12 months, the operations grew by 10.9% and the lines that most contributed to this increase were: (i) real estate financing; (ii) payroll-deductible loan; and (iii) rural loan.

   36   Report on Economic and Financial Analysis – September 2013

Economic and Financial Analysis

Loan Financial Margin - Interest

A breakdown of loan risk products in the corporate segment is presented below:

Companies (1)	R$ million			Variation %
	Sept13	Jun13	Sept12	Quarter	12M
Working Capital	44,255	44,207	42,416	0.1	4.3
BNDES/Finame Onlending	32,483	31,345	29,160	3.6	11.4
Operations Abroad	27,530	26,638	24,748	3.3	11.2
Export Financing	15,620	16,024	12,974	(2.5)	20.4
Real Estate Financing - Corporate Plan	15,069	14,168	12,059	6.4	25.0
Credit Card	13,516	13,590	13,984	(0.5)	(3.3)
Overdraft Account	10,651	10,540	10,546	1.1	1.0
Vehicles - CDC	7,814	7,613	6,677	2.6	17.0
Leasing	5,228	5,550	6,416	(5.8)	(18.5)
Rural Loans	4,964	4,953	4,553	0.2	9.0
Sureties and Guarantees	65,157	62,721	54,048	3.9	20.6
Operations bearing Credit Risk - Commercial Portfolio (2)	32,917	30,942	28,587	6.4	15.1
Other	10,287	10,664	10,970	(3.5)	(6.2)
Total	285,490	278,955	257,138	2.3	11.0

Including:

(1) Including co-obligation in loan granting (mortgage-backed receivables – CRI and rural loans); and

(2) Operations with debentures and promissory notes.

Corporate segment operations grew by 2.3% in the quarter and 11.0% in the last 12 months, mainly led by: (i) real estate financing – corporate plan; (ii) operations bearing credit risk – commercial portfolio, composed of debentures and promissory notes; and (iii) BNDES/Finame onlending. In the last 12 months, the lines that most contributed to the growth were: (i) real estate financing – corporate plan; (ii) export financing; and (iii) operations with sureties and guarantees.

Expanded Loan Portfolio - Consumer Financing(1)

The graph below shows the types of credit related to consumer financing of individual customers, which stood at R$92.8 billion in September 2013, up 1.9% over the quarter and 8.0% over the last 12 months.

Growth was led by: (i) personal loans (payroll-deductible loans are included); and (ii) credit card, which together totaled R$64.3 billion, accounting for 69.3% of the consumer financing balance.

(1)  Including vehicle CDC/leasing, personal loans, financing of goods, revolving credit card and cash and installment purchases at merchants operations.

Bradesco      37

        Economic and Financial Analysis

Loan Financial Margin - Interest

Breakdown of the Vehicle Portfolio

	R$ million			Variation %
	Sept13	Jun13	Sept12	Quarter	12M
CDC Portfolio	35,192	35,805	36,217	(1.7)	(2.8)
Individuals	27,378	28,192	29,540	(2.9)	(7.3)
Corporate	7,814	7,613	6,677	2.6	17.0
Leasing Portfolio	3,051	3,517	5,492	(13.2)	(44.4)
Individuals	854	1,111	2,320	(23.1)	(63.2)
Corporate	2,197	2,406	3,172	(8.7)	(30.7)
Finame Portfolio	11,396	11,029	10,308	3.3	10.6
Individuals	832	857	989	(2.9)	(15.9)
Corporate	10,564	10,172	9,319	3.9	13.4
Total	49,639	50,351	52,017	(1.4)	(4.6)
Individuals	29,064	30,160	32,849	(3.6)	(11.5)
Corporate	20,575	20,191	19,168	1.9	7.3

Vehicle financing operations (individual and corporate customers) totaled R$49.6 billion in September 2013, presenting a decrease in quarter-over-quarter and year-over-year comparisons. Of the total vehicle portfolio, 70.9% corresponds to CDC, 23.0% to Finame and 6.1% to Leasing. Individuals represented 58.6% of the portfolio, while corporate customers accounted for the remaining 41.4%.

Expanded Loan Portfolio Concentration - by Sector

The share of each economic sector composing the loan portfolio had a slight variation. Services had the greatest growth, both in the quarter and in the last twelve-month period.

Activity Sector						R$ million
	Sept13%		Jun13%		Sept12%
Public Sector	1,204	0.3	716	0.2	1,086	0.3
Private Sector	411,355	99.7	401,801	99.8	370,588	99.7
Corporate	284,287	68.9	278,239	69.1	256,052	68.9
Industry	88,217	21.4	88,495	22.0	82,531	22.2
Commerce	57,797	14.0	57,615	14.3	58,786	15.8
Financial Intermediaries	8,727	2.1	7,749	1.9	6,617	1.8
Services	125,444	30.4	120,239	29.9	104,200	28.0
Agriculture, Cattle Raising, Fishing, Forestry and Forest Exploration	4,102	1.0	4,141	1.0	3,918	1.1
Individuals	127,068	30.8	123,562	30.7	114,536	30.8
Total	412,559	100.0	402,517	100.0	371,674	100.0

   38   Report on Economic and Financial Analysis – September 2013

Economic and Financial Analysis

Loan Financial Margin - Interest

Changes in the Expanded Loan Portfolio

Of the R$40.9 billion growth in the loan portfolio over the last 12 months, new borrowers accounted for R$30.4 billion, or 74.4%, representing 7.4% of the portfolio in September 2013.

(1) Including new loans contracted in the last 12 months by customers since September 2012.

Bradesco      39

        Economic and Financial Analysis

Loan Financial Margin - Interest

Changes in the Expanded Loan Portfolio - By Rating

The chart below shows that new borrowers and remaining debtors as of September 2012 (customers that remained in the loan portfolio for at least 12 months) presented a good level of credit quality (AA-C ratings), demonstrating the adequacy and consistency of the loan assignment policy and processes, as well as the quality of guarantees.

Changes in the Extended Loan Portfolio by Rating between September 2012 and 2013
Rating	Total Loan as at September 2013		New Customers from October 2012 and September 2013		Remaining Debtors as at September 2012
	R$ million	%	R$ million	%	R$ million	%
AA - C	384,397	93.2	29,382	96.6	355,015	92.9
D	10,698	2.6	272	0.9	10,426	2.7
E - H	17,464	4.2	752	2.5	16,712	4.4
Total	412,559	100.0	30,406	100.0	382,153	100.0

Expanded Loan Portfolio - By Customer Profile

The table below presents the changes in the loan portfolio by customer profile:

Customer Profile	R$ million			Variation %
	Sept13	Jun13	Sept12	Quarter	12M
Corporations	161,043	157,818	146,033	2.0	10.3
SMEs	124,448	121,138	111,106	2.7	12.0
Individuals	127,068	123,562	114,536	2.8	10.9
Total Loan Operations	412,559	402,517	371,674	2.5	11.0

Expanded Loan Portfolio - By Customer Profile and Rating (%)

AA-C rated loans had a slight percentage reduction in the last 12 months and a slight improvement in the quarter.

Customer Profile	By Rating
	Sept13			Jun13			Sept12
	AA-C	D	E-H	AA-C	D	E-H	AA-C	D	E-H
Corporations	96.7	2.8	0.5	97.0	2.5	0.5	98.8	0.8	0.5
SMEs	91.7	3.0	5.3	91.5	3.0	5.5	91.2	3.1	5.7
Individuals	90.3	1.9	7.8	89.7	2.1	8.2	88.8	2.4	8.8
Total	93.2	2.6	4.2	93.1	2.5	4.4	93.4	2.0	4.6

   40   Report on Economic and Financial Analysis – September 2013

Economic and Financial Analysis

Loan Financial Margin - Interest

Expanded Loan Portfolio - By Business Segment

Below is the quarterly and yearly growth in the expanded loan portfolio by business segment, which was led by the Prime, Middle Market and Retail segments.

Business Segments	R$ million						Variation %
	Sept13%		Jun13%		Sept12%		Quarter	12M
Retail	121,836	29.5	117,913	29.3	104,405	28.1	3.3	16.7
Corporate	164,157	39.8	161,731	40.2	152,850	41.1	1.5	7.4
Middle Market	54,291	13.2	52,126	12.9	46,693	12.6	4.2	16.3
Prime	18,091	4.4	17,082	4.2	14,718	4.0	5.9	22.9
Other / Non-account Holders (1)	54,184	13.1	53,665	13.4	53,008	14.2	1.0	2.2
Total	412,559	100.0	402,517	100.0	371,674	100.0	2.5	11.0

(1) Mostly, non-account holders using vehicle financing, credit cards and payroll-deductible loans.

Expanded Loan Portfolio - By Currency

The balance of foreign currency-indexed and/or denominated loan and onlending operations (excluding ACCs - Advances on Foreign Exchange Contracts) totaled US$14.9 billion in September 2013 (US$14.4 billion in June 2013 and US$15.0 billion in September 2012), a 3.5% increase in the quarter and remaining stable in the last 12 months. In reais, these same foreign currency operations totaled R$33.2 billion in September 2013 (R$31.9 billion in June 2013 and R$30.4 billion in September 2012), growths of 4.1% and 9.2% in the quarter and in the last 12 months, respectively.

In September 2013, total loan operations, in reais, stood at R$379.4 billion (R$370.6 billion in June 2013 and R$341.3 billion in September 2012), up 2.4% on the previous quarter and 11.2% over the last 12 months.

Bradesco      41

        Economic and Financial Analysis

Loan Financial Margin - Interest

Expanded Loan Portfolio - by Debtor

Credit concentration level among the largest debtors was slightly lower when compared to the previous quarter, except for the largest debtor range, which remained stable in the period.

Loan Portfolio(1) - By Type

All operations bearing credit risk stood at R$432.5 billion, up 2.1% in the quarter and 10.1% in the last
12 months.

	R$ million			Variation %
	Sept13	Jun13	Sept12	Quarter	12M
Loans and Discounted Securities	151,823	149,406	138,417	1.6	9.7
Financing	110,176	108,341	99,631	1.7	10.6
Rural and Agribusiness Financing	18,823	17,580	15,968	7.1	17.9
Leasing Operations	6,077	6,656	8,731	(8.7)	(30.4)
Advances on Exchange Contracts	6,239	6,646	7,360	(6.1)	(15.2)
Other Loans	18,517	16,945	14,258	9.3	29.9
Subtotal Loan Operations (2)	311,655	305,574	284,367	2.0	9.6
Sureties and Guarantees Granted (Memorandum Accounts)	65,348	63,383	54,732	3.1	19.4
Operations bearing Credit Risk - Commercial Portfolio (3)	32,917	30,942	28,587	6.4	15.1
Letters of Credit (Memorandum Accounts)	751	966	1,569	(22.3)	(52.1)
Advances from Credit Card Receivables	871	1,084	1,623	(19.6)	(46.3)
Co-obligation in Loan Assignment FIDC/CRI (Memorandum Accounts)	897	449	666	99.8	34.7
Co-obligation in Rural Loan Assignment (Memorandum Accounts)	120	120	130	-	(7.7)
Subtotal of Operations bearing Credit Risk - Expanded Portfolio	412,559	402,517	371,674	2.5	11.0
Other Operations Bearing Credit Risk (4)	21,962	23,086	22,928	(4.9)	(4.2)
Total Operations bearing Credit Risk	434,521	425,603	394,602	2.1	10.1

(1) In addition to the Expanded Portfolio, it includes other operations bearing credit risk;

(2) As defined by Bacen;

(3) Including debenture and promissory note operations; and

(4) Including CDI operations, international treasury, swaps, forward currency contracts and investments in FIDC and CRI.

   42   Report on Economic and Financial Analysis – September 2013

Economic and Financial Analysis

Loan Financial Margin - Interest

The charts below refer to the Loan Portfolio, as defined by Bacen.

Loan Portfolio(1) - By Flow of Maturities

The maturities of performing loans were longer in September 2013, mainly due to BNDES onlending and real estate financing. Note that, due to their	guarantees and characteristics, these operations, in addition to being exposed to lower risk, provide favorable conditions to gain customer loyalty.

(1) As defined by Bacen.

Bradesco      43

        Economic and Financial Analysis

Loan Financial Margin - Interest

Loan Portfolio(1) - Delinquency over 90 days

Delinquency ratio over 90 days had a reduction in the quarter and in the last 12 months. This positive result is mainly a result of the drop in delinquency ratio among individual customers.

As shown in the graph below, the total delinquency ratio for operations overdue from 61 to 90 days had a slight decrease in the quarter and in the last 12 months, mainly due to the decline in the delinquency ratio among individual customers.

(1) As defined by Bacen.

   44   Report on Economic and Financial Analysis – September 2013

Economic and Financial Analysis

Loan Financial Margin - Interest

Allowance for Loan Losses (ALL) x Delinquency x Losses(1)

The ALL of R$21.5 billion in September 2013, which remained flat when compared to the previous quarter, representing 6.9% of the total loan portfolio, comprises the generic provision (customer and/or operation rating), the specific provision (non-performing loans) and the excess provision (internal criteria).

Bradesco has appropriate provisioning levels sufficient to support possible changes in scenarios, such as higher delinquency levels and/or changes in the loan portfolio profile.

It is worth mentioning the assertiveness of adopted provisioning criteria, which is proven by: (i) analyzing historical data on recorded allowances for loan losses; and (ii) effective losses in the subsequent twelve-month period, i.e., for an existing provision of 7.4% of the portfolio(1), in September 2012, the effective gross loss in the subsequent twelve-month period was 4.6%, meaning that the existing provision exceeded the loss over the subsequent twelve-month period by more than 58%, as shown in the graph below.

(1) As defined by Bacen.

Bradesco      45

        Economic and Financial Analysis

Loan Financial Margin - Interest

Analysis in terms of loss, net of recovery, shows a significant increase in the coverage margin. In September 2012, for an existing provision of 7.4% of the portfolio(1), the net loss in the subsequent twelve-month period was 3.4%, meaning that the existing provision exceeded over 115% the loss in the subsequent 12 months.

It is important to highlight that both gross and net loss write-offs had a decrease in comparison with the previous quarter.

(1) As defined by Bacen.

   46   Report on Economic and Financial Analysis – September 2013

Economic and Financial Analysis

Loan Financial Margin - Interest

Allowance for Loan Losses(1)

The Non-performing Loan ratio (operations overdue for over 60 days), as well as the coverage ratio, posted an increase in the quarter-over-quarter and year-over-year comparisons.

(1) As defined by Bacen; and

(2) Loan operations overdue for over 60 days and that do not generate revenue appropriation on an accrual basis.

Bradesco      47

        Economic and Financial Analysis

Loan Financial Margin - Interest

Loan Portfolio(1) - Portfolio Indicators

To facilitate the monitoring of the quantitative and qualitative performance of Bradesco’s loan portfolio, a comparative summary of the main figures and indicators is presented below:

			R$ million (except %)
	Sept13	Jun13	Sept12
Total Loan Operations (1)	311,655	305,574	284,367
- Individuals	126,116	122,571	113,308
- Corporate	185,539	183,002	171,058
Existing Provision	21,476	21,455	20,915
- Specific	10,790	10,879	10,897
- Generic	6,678	6,568	6,007
- Excess	4,009	4,008	4,011
Specific Provision / Existing Provision (%)	50.2	50.7	52.1
Existing Provision / Loan Operations (%)	6.9	7.0	7.4
AA - C Rated Loan Operations / Loan Operations (%)	91.3	91.3	91.5
D Rated Operations under Risk Management / Loan Operations (%)	3.1	3.0	2.5
E - H Rated Loan Operations / Loan Operations (%)	5.6	5.8	6.0
D Rated Loan Operations	9,590	9,070	7,192
Existing Provision for D Rated Loan Operations	2,467	2,356	1,982
D Rated Provision / Loan Operations (%)	25.7	26.0	27.6
D - H Rated Non-Performing Loans	15,664	16,015	16,262
Existing Provision/D - H Rated Non-Performing Loans (%)	137.1	134.0	128.6
E - H Rated Loan Operations	17,369	17,577	17,032
Existing Provision for E - H Rated Loan Operations	15,215	15,380	14,999
E - H Rated Provision / Loan Operations (%)	87.6	87.5	88.1
E - H Rated Non-Performing Loans	12,856	13,029	13,017
Existing Provision/E - H Rated Non-Performing Loan (%)	167.0	164.7	160.7
Non-Performing Loans (2)	13,693	13,980	14,447
Non-Performing Loans (2) / Loan Operations (%)	4.4	4.6	5.1
Existing Provision / Non-Performing Loans (2) (%)	156.8	153.5	144.8
Loan Operations Overdue for over 90 days	11,283	11,374	11,684
Loan Operations Overdue for over 90 days / Loan Operations (%)	3.6	3.7	4.1
Existing Provision/Operations Overdue for over 90 days (%)	190.3	188.6	179.0

(1) As defined by Bacen; and

(2) Loan operations overdue for over 60 days and that do not generate revenue appropriation on an accrual basis.

   48   Report on Economic and Financial Analysis – September 2013

Economic and Financial Analysis

Funding Financial Margin- Interest

Funding Financial Margin - Breakdown

	R$ million
	Financial Margin - Funding
	9M13	9M12	3Q13	2Q13	Variation
					YTD	Quarter
Interest - due to volume					-	46
Interest - due to spread					104	113
Interest Financial Margin	3,332	3,228	1,271	1,112	104	159

Quarter over quarter, interest funding financial margin increased 14.3%, or R$159 million, in the third quarter of 2013 as a result of: (i) the R$113 million increase in average spread, due to the interest rate increase in the period (Selic); and (ii) the greater volume of operations, which amounted to R$46 million.

In the year over year comparison, interest funding financial margin improved by 3.2% or R$104 million in the nine months of 2013, mainly driven by the increase in average spread, due to higher interest rate in the period (Selic).

Bradesco      43

        Economic and Financial Analysis

Funding Financial Margin - Interest

Loans vs. Funding

To analyze Loan Operations in relation to Funding, it is necessary to deduct from total customer funding (i) the amount committed to reserve requirements at Bacen, (ii) the amount of available funds held at customer service network, as well as (iii) add funds from domestic and foreign lines of credit that finance loan needs.

Bradesco depends little on interbank deposits and foreign lines of credit, given its capacity to effectively obtain funding from customers. This is a result of: (i) the outstanding position of its service points; (ii) the extensive diversity of products offered; and (iii) the market’s confidence in the Bradesco brand.

Note that the use of funds provides a comfortable margin, which proves that Bradesco is capable of meeting demand for funds for loans using its own funding.

Funding vs. Investments	R$ million			Variation %
	Sept13	Jun13	Sept12	Quarter	12M
Demand Deposits + Sundry Floating	43,008	39,965	36,855	7.6	16.7
Savings Deposits	76,488	72,627	65,540	5.3	16.7
Time Deposits + Debentures (1)	157,356	158,650	168,702	(0.8)	(6.7)
Funds from Financial Bills (2)	43,952	41,700	39,813	5.4	10.4
Customer Funds	320,803	312,942	310,910	2.5	3.2
(-) Reserve Requirements	(49,473)	(50,246)	(54,222)	(1.5)	(8.8)
(-) Available Funds	(12,708)	(11,618)	(7,079)	9.4	79.5
Customer Funds Net of Reserve Requirements	258,622	251,078	249,609	3.0	3.6
Onlending	39,317	38,033	35,247	3.4	11.5
Securities Abroad	11,475	12,121	13,997	(5.3)	(18.0)
Borrowing	11,990	11,088	10,151	8.1	18.1
Other (Subordinated Debt + Other Borrowers (Cards))	50,723	50,403	47,238	0.6	7.4
Total Funding (A)	372,127	362,723	356,242	2.6	4.5
Expanded Loan Portfolio (Excluding Sureties and Guarantees) (B)	347,210	339,134	316,941	2.4	9.6
B/A (%)	93.3	93.5	89.0	(0.2) p.p.	4.3 p.p.

(1)  Debentures mainly used to back purchase and sale commitments; and
(2) Including Collateral Mortgage Notes, Mortgage Bonds, Letters of Credit for Agribusiness and Financial Bills.

   50   Report on Economic and Financial Analysis – September 2013

Economic and Financial Analysis

Funding Financial Margin - Interest

Main Funding Sources

The following table presents changes in main funding sources:

	R$ million			Variation %
	Sept13	Jun13	Sept12	Quarter	12M
Demand Deposits	39,456	36,586	33,627	7.8	17.3
Savings Deposits	76,488	72,627	65,540	5.3	16.7
Time Deposits	99,993	98,573	113,379	1.4	(11.8)
Debentures (1)	57,363	60,077	55,323	(4.5)	3.7
Borrowing and Onlending	51,307	49,121	45,399	4.5	13.0
Funds from Issuance of Securities (2)	55,427	53,821	53,810	3.0	3.0
Subordinated Debts	36,135	36,222	34,507	(0.2)	4.7
Total	416,169	407,027	401,585	2.2	3.6

(1) Considering basically debentures used to back purchase and sale commitments; and

(2) Including: Financial Bills, on September 30, 2013, amounting to R$34,242 million (R$31,878 million on June 30, 2013 and R$31,234 million on September 30, 2012).

Demand Deposits

Demand deposits totaled R$39,456 million in the third quarter of 2013, up 7.8% on previous quarter and 17.3% when compared to the same period in the previous year, basically driven by the improved funding and the increased account holder base in the period.	(1) Additional installment is not included.

Savings Deposits

Savings deposits increased 5.3% in the quarter-over-quarter comparison and 16.7% in the last 12 months, mainly as a result of: (i) greater funding volume; and (ii) the remuneration of savings account reserve.

The new savings remuneration rule determines that: (i) the existing account savings up to May 3, 2012 will continue to remunerate at TR + 0.5% p.m.; and (ii) for deposits made as of May 4, 2012, the new rules are: (a) if the Selic rate is higher than 8.5% p.a., the TR + 0.5% p.m. remuneration will be maintained; and (b) when the Selic rate is equal to or lower than 8.5% p.a., the remuneration will be 70% of Selic rate + TR.

Bradesco is always increasing its savings accounts base, posting net growth of 600 thousand new savings accounts over the last quarter. (1) Additional installment is not included.

Bradesco      51

        Economic and Financial Analysis

Funding Financial Margin - Interest

Time Deposits

In the third quarter of 2013, time deposits totaled R$99,993 million, remaining practically stable quarter over quarter and decreasing by 11.8% on the same period of the previous year.

Such performance is basically due to the new business opportunities offered to customers

(1) As defined by Bacen.

Debentures

On September 30, 2013, Bradesco’s debentures amounted to R$57,363 million, a 4.5% decrease in the quarter-over-quarter comparison and a 3.7% increase over the last 12 months.

These variations are mainly due to the placement and maturity of the securities, which are also used to back purchase and sale commitments that are, in turn, impacted by the levels of economic activity.

Borrowing and Onlending

The quarter-over-quarter increase of R$2,186 million, or 4.5%, was mainly due to: (i) the R$1,258 million increase in volume of funds raised through borrowing and onlending in Brazil, led by Finame operations; and (ii) the R$928 million increase in foreign-currency-denominated and/or indexed borrowing and onlending.

Year over year, the balance was up R$5,908 million in the first nine months of 2013, mainly due to: (i) the R$4,033 million increase in volume of funds raised through borrowing and onlending in Brazil, especially through Finame operations; and (ii) the R$1,875 million increase in foreign-currency-denominated and/or indexed borrowing and onlending, from R$10,267 million in

September 2012 to R$12,142 million in September 2013, mainly due to the exchange gain of 9.8% in the period.

   52   Report on Economic and Financial Analysis – September 2013

Economic and Financial Analysis

Funding Financial Margin - Interest

Funds for the Issuance of Securities

Funds from issuance of securities totaled R$55,427 million, a 3.0% or R$1,606 million increase in the quarter, mainly due to the increased inventory of Financial Bills, from R$31,878 million in June 2013 to R$34,242 million in September 2013, mainly due to the new issuances in the period.

Between September 2012 and 2013, there was an increase of R$1,617 million, mainly driven by: (i) the new issuances of Financial Bills, whose amount increased R$3,009 million; and (ii) the higher volume of Mortgage Bonds, in the amount of R$1,058 million; partially offset: (iii) by the R$2,522 million reduction in volume of securities issued abroad.

(1) Considering Collateral Mortgage Notes, Mortgage Bonds, Letters of Credit for Agribusiness, Debentures, Medium Term Note - MTN Program Issues and the cost of issuances over funding.

Subordinated Debt

Subordinated Debt totaled R$36,135 million in September 2013 (R$9,561 million abroad and R$26,574 million in Brazil), remaining practically stable when compared with the previous quarter and increasing 4.7% over the previous year.

Additionally, note that R$25,741 million of total subordinated debt is used to compose the Tier II of the Capital Adequacy Ratio, given their maturity terms.

Bradesco      53

        Economic and Financial Analysis

Securities/Other Financial Margin - Interest

Securities/Other Financial Margin - Breakdown

	R$ million
	Financial Margin - Securities/Other
	9M13	9M12	3Q13	2Q13	Variation
					YTD	Quarter
Interest - due to volume					175	16
Interest - due to spread					(1,140)	(209)
Interest Financial Margin	2,876	3,841	735	928	(965)	(193)
Income	22,495	24,758	8,050	8,582	(2,263)	(532)
Expenses	(19,619)	(20,917)	(7,315)	(7,654)	1,298	339

Quarter over quarter, interest financial margin from Securities/Other was down by R$193 million, mainly due to the decrease in average spread of operations of R$209 million, as a result of the lower gain from fixed-rate commercial portfolio management and the lower IPCA in the quarter.

Year over year, interest financial margin from Securities/Other decreased 25.1% or R$965 million in the first nine months of 2013. This result was due to: (i) the decrease in the average spread of R$1,140 million, driven by the lower gain from fixed-rate commercial portfolio management; and partially offset: (ii) by the greater volume of operations, which affected the result in R$175 million.

Insurance Financial Margin - Interest

Insurance Financial Margin - Breakdown

	R$ million
	Financial Margin - Insurance
	9M13	9M12	3Q13	2Q13	Variation
					YTD	Quarter
Interest - due to volume					392	10
Interest - due to spread					(12)	(82)
Interest Financial Margin	2,651	2,271	823	895	380	(72)
Income	6,085	8,546	2,258	1,772	(2,461)	486
Expenses	(3,434)	(6,275)	(1,435)	(877)	2,841	(558)

In the quarter-over-quarter comparison, interest financial margin from insurance operations decreased R$72 million, or 8.0%, impacted by: (i) the R$82 million decrease in average spread, which was due to: (a) the variation in IPCA and IGPM; and (b) the performance of multimarket funds; and partially offset: (ii) by the higher volume of operations, totaling R$10 million.

In the year-over-year comparison, interest financial margin from insurance operations was up 16.7% or R$380 million in the first nine months of 2013 due to: (i) the higher volume of operations, in the amount of R$392 million; and offset: (ii) by the R$12 million decrease in average spread.

   54   Report on Economic and Financial Analysis – September 2013

Economic and Financial Analysis

Financial Margin – Non-Interest

Non-Interest Financial Margin – Breakdown

	R$ million
	Non-Interest Financial Margin
	9M13	9M12	3Q13	2Q13	Variation
					YTD	Quarter
Funding	(221)	(218)	(75)	(73)	(3)	(2)
Insurance	32	266	(30)	(13)	(234)	(17)
Securities/Other	511	1,293	212	104	(782)	108
Total	322	1,341	107	18	(1,019)	89

The non-interest financial margin in the third quarter of 2013 stood at R$107 million versus the R$18 million of the previous quarter, an improvement of R$89 million mainly due to the best results from Securities/Other. Year over year, non-interest financial margin decreased R$1,019 million in the nine months of 2013. The variations in non-interest financial margin were basically a result of:

•       Insurance - which is represented by gains/loss from equity securities, and the variations in the periods are associated with market conditions, which enabled greater/lower gain opportunity; and

•       Securities/Other - which had a decrease of R$782 million between the nine months of 2013 and the same period in the previous year, mostly due to lower gains from market arbitrage. In the third quarter of 2013, gains from market arbitrage totaling R$108 million was higher than that recorded in the previous year. Also in the quarter, the R$30 million gained from the partial sale of shares on BM&FBovespa contributed to the result, versus the R$148 million obtained in the previous quarter.

Bradesco      55

        Economic and Financial Analysis

Insurance, Pension Plans and Capitalization Bonds

Below is the analysis of the Statement of Financial Position and Income Statement of Grupo Bradesco Seguros e Previdência:

Consolidated Statement of Financial Position

	R$ million
	Sept13	Jun13	Sept12
Assets
Current and Long-Term Assets	154,464	152,459	142,288
Securities	143,423	141,984	133,738
Insurance Premiums Receivable (1)	2,623	2,546	1,995
Other Loans	8,418	7,929	6,555
Permanent Assets	4,040	3,936	3,456
Total	158,504	156,395	145,744
Liabilities
Current and Long-Term Liabilities	141,531	139,412	127,194
Tax, Civil and Labor Contingencies	2,920	2,792	2,266
Payables on Insurance, Pension Plan and Capitalization Bond Operations	374	355	340
Other Liabilities	4,683	4,446	6,781
Insurance Technical Reserves (1)	11,978	11,698	10,217
Life and Pension Plan Technical Reserves	115,814	114,383	102,425
Capitalization Bond Technical Reserves	5,762	5,738	5,165
Non-controlling Interest	647	641	631
Shareholders' Equity	16,326	16,342	17,919
Total	158,504	156,395	145,744

(1) In the third quarter of 2013, in compliance with ANS Normative Resolution 314, of November 23, 2012, the amount of R$753.7 million was reclassified (R$715.4 million in the second quarter of 2013), corresponding to the early recording of premiums, which was deducted from premiums receivable, to “Technical Reserves – Unearned Premium Reserve,” under liabilities.

Consolidated Income Statement

	R$ million
	9M13	9M12	3Q13	2Q13
Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income	35,260	31,092	11,069	13,238
Premiums Earned from Insurance, Pension Plan Contribution and Capitalization Bond	19,612	16,388	7,007	6,393
Financial Result from the Operation	2,510	2,452	682	849
Sundry Operating Income	699	815	289	275
Retained Claims	(11,375)	(9,470)	(4,104)	(3,724)
Capitalization Bond Draws and Redemptions	(2,992)	(2,400)	(1,109)	(1,011)
Selling Expenses	(1,879)	(1,738)	(613)	(630)
General and Administrative Expenses	(1,571)	(1,441)	(547)	(548)
Tax Expenses	(424)	(346)	(144)	(133)
Other Operating Income/Expenses	(320)	(211)	(98)	(32)
Operating Result	4,260	4,049	1,363	1,439
Equity Result	329	313	111	117
Non-Operating Result	(34)	(29)	(14)	(7)
Income before Taxes and Profit Sharing	4,555	4,333	1,460	1,549
Income Tax and Contributions	(1,681)	(1,592)	(540)	(571)
Profit Sharing	(51)	(58)	(18)	(17)
Non-controlling Interest	(84)	(60)	(24)	(30)
Net Income	2,739	2,623	878	931

   56   Report on Economic and Financial Analysis – September 2013

Economic and Financial Analysis

Insurance, Pension Plans and Capitalization Bonds

Income Distribution of Grupo Bradesco Seguros e Previdência

	R$ million
	3Q13	2Q13	1Q13	4Q12	3Q12	2Q12	1Q12	4Q11
Life and Pension Plans	552	564	542	570	493	494	493	535
Health	139	155	167	167	133	148	151	181
Capitalization Bonds	105	97	131	103	86	91	104	87
Basic Lines and Other	82	115	90	124	125	148	157	57
Total	878	931	930	964	837	881	905	860

Performance Ratios

	%
	3Q13	2Q13	1Q13	4Q12	3Q12	2Q12	1Q12	4Q11
Claims Ratio (1)	72.7	71.1	69.6	70.5	70.4	71.3	71.9	68.6
Expense Ratio (2)	10.4	10.9	11.0	11.6	11.3	11.1	11.1	11.1
Administrative Expenses Ratio (3)	4.9	4.1	4.3	4.2	5.0	4.3	5.0	4.5
Combined Ratio (4) (5)	86.9	85.5	86.0	86.6	86.5	85.0	85.6	83.6

(1) Retained Claims/Earned Premiums;
(2) Selling Expenses/Earned Premiums;
(3) Administrative Expenses/Net Written Premiums;
(4) (Retained Claims + Selling Expenses + Other Operating Income and Expenses) / Earned Premiums + (Administrative Expenses + Taxes) / Net Written Premiums; and
(5) Excluding additional reserves.
Note: For comparison purposes, the non-recurring events’ effects are not considered.

Written Premiums, Pension Plan Contributions and Capitalization Bond Income

Given the better performance of Life and Pension Plan products in the second quarter of 2013 and the seasonality of the insurance segment, revenue for the third quarter of 2013 totaled R$11.1 billion, lower than the previous quarter (R$13.2 billion), but 9.6% higher in comparison with the third quarter of 2012 (R$10.1 billion).

In 2013 YTD, production increased 13.4% when compared to the same period in the previous year, led by Health, Capitalization Bond and Life and Pension Plan products, which grew 23.9%, 21.8% and 8.7%, respectively.

Bradesco      57

        Economic and Financial Analysis

Insurance, Pension Plans and Capitalization Bonds

Written Premiums, Pension Plan Contributions and Capitalization Bond Income

   58   Report on Economic and Financial Analysis – September 2013

Economic and Financial Analysis

Insurance, Pension Plan and Capitalization Bonds

Retained Claims by Insurance Line

Bradesco      59

        Economic and Financial Analysis

Insurance, Pension Plan and Capitalization Bonds

Insurance Expense Ratio by Insurance Line

   60   Report on Economic and Financial Analysis – September 2013

Economic and Financial Analysis

Insurance, Pension Plans and Capitalization Bonds

Efficiency Ratio

General and Administrative Expenses/Revenue

The improved administrative efficiency ratio when compared to the third quarter of 2012 was due to: (i) the benefits from cost rationalization; and (ii) the 9.6% increase in revenue in the period. In the quarter-over-quarter comparison, the decline in the administrative efficiency ratio is mainly due to the 16.4% reduction in revenue, as previously mentioned.

Bradesco      61

        Economic and Financial Analysis

Insurance, Pension Plans and Capitalization Bonds

Technical Reserves

   62   Report on Economic and Financial Analysis – September 2013

        Economic and Financial Analysis

Bradesco Vida e Previdência

	R$ million (unless otherwise stated)
	3Q13	2Q13	1Q13	4Q12	3Q12	2Q12	1Q12	4Q11
Net Income	552	564	542	570	493	494	493	535
Premium and Contribution Income (1)	4,971	7,535	5,698	8,053	5,002	6,737	5,009	6,886
- Income from Pension Plans and VGBL	3,838	6,475	4,677	6,976	3,988	5,816	4,090	5,926
- Income from Life/Personal Accidents Insurance Premiums	1,133	1,060	1,021	1,077	1,014	921	919	960
Technical Reserves	115,814	114,383	110,527	108,371	102,425	98,199	93,861	91,008
Investment Portfolio	121,211	119,842	118,380	117,418	110,182	106,102	100,366	96,047
Claims Ratio	43.3	37.3	35.1	37.4	34.6	43.5	41.3	38.3
Expense Ratio	21.8	18.8	23.4	23.3	21.2	19.2	21.3	19.1
Combined Ratio	72.6	61.0	70.0	68.1	60.8	68.4	70.8	66.1
Participants / Policyholders (in thousands)	28,044	27,030	25,722	25,837	25,295	25,257	24,534	24,582
Premium and Contribution Income Market Share (%) (2)	28.5	28.8	24.6	29.6	28.8	29.9	27.5	33.1
Life/AP Market Share - Insurance Premiums (%) (2)	16.7	16.3	16.4	18.0	17.8	17.4	17.3	17.6

(1) Life/VGBL/PGBL/Traditional; and
(2) 3Q13 includes the latest data released by Susep (August 2013).
Note: For comparison purposes, the non-recurring events’ effects are not considered.

Due to its solid structure, a policy of product innovation and customer trust, Bradesco Vida e Previdência held a 28.5% market share in terms of pension plan and VGBL income in the period (source: Susep – August/13).

Net income for the third quarter of 2013 was 2.1%, lower than the previous quarter, as a result of: (i) the 6.0 p.p. increase in Life product claims ratio, partially offset by: (ii) the decrease in general and administrative expenses.

Net income for the nine months of 2013 was 12.0%, higher than the result posted in the same period of the previous year, mainly as a result of: (i) the 8.7% increase in revenue; (ii) the 0.8 p.p. decrease in Life product claims ratio; (iii) the increase in the financial result; and (iv) the improved administrative efficiency ratio.

Bradesco      63

        Economic and Financial Analysis

Bradesco Vida e Previdência

Bradesco Vida e Previdência's technical reserves stood at R$115.8 billion in September 2013, made up of R$109.9 billion from Pension Plans and VGBL and R$5.9 billion from Life, Personal Accidents and Other Lines, up 13.1% over September 2012.	The Pension Plan and VGBL Investment Portfolio totaled R$114.6 billion in August 2013, equal to 32.3% of all market funds (source: Fenaprevi).

Growth of Participants and Life and Personal Accident Policyholders

In September 2013, the number of Bradesco Vida e Previdência customers grew by 10.9% compared to September 2012, surpassing a total of 2.3 million pension plan and VGBL plan participants and 25.6 million life and personal	accident participants. This impressive growth was fueled by the strength of the Bradesco brand and the improvement of selling and management policies.

   64   Report on Economic and Financial Analysis – September 2013

Economic and Financial Analysis

Bradesco Saúde and Mediservice

	R$ million (unless otherwise stated)
	3Q13	2Q13	1Q13	4Q12	3Q12	2Q12	1Q12	4Q11
Net Income	139	155	167	167	133	148	151	181
Net Written Premiums	3,154	2,926	2,787	2,727	2,498	2,338	2,251	2,170
Technical Reserves	6,585	6,503	6,308	5,582	5,466	4,128	4,072	3,984
Claims Ratio	89.8	87.3	84.7	85.3	86.9	86.1	86.4	83.4
Expense Ratio	5.4	5.4	5.2	5.1	5.0	4.9	4.8	4.7
Combined Ratio	99.6	98.9	96.2	98.5	99.9	96.9	97.9	96.1
Policyholders (in thousands)	4,117	4,082	3,985	3,964	3,873	3,707	3,627	3,458
Written Premiums Market Share (%) (1)	46.0	48.8	48.2	45.3	46.8	46.9	46.7	47.9

(1) 3Q13 considers the latest data released by ANS (August 2013).
Note: For comparison purposes, the non-recurring events’ effects are not considered.

Net income for the third quarter of 2013 had a decrease of 10.3% over the second quarter of 2013, mainly due to: (i) the 2.5 p.p. increase in claims ratio; (ii) the decrease in financial result; partially offset by: (iii) the 7.8% increase in revenue; and (iv) the improvement in the administrative efficiency ratio.

Net income for the first nine months of 2013 was up 6.7% over the same period of the previous year, due to: (i) the 25.1% increase in revenue; (ii) the improved financial and equity result; partially offset: (iii) by the 0.9 p.p. increase in claims ratios; and (iv) higher general and administrative expenses.

In September 2013, Bradesco Saúde and Mediservice maintained strong market position in the corporate segment (source: ANS).

Over 75 thousand companies in Brazil have Bradesco Saúde insurance and Mediservice plans.

Of the 100 largest companies in Brazil in terms of revenue, 52 are Bradesco Saúde and Mediservice customers (source: Exame magazine’s Best and Major Companies (Melhores e Maiores) ranking, July 2013).

Bradesco      65

        Economic and Financial Analysis

Bradesco Saúde and Mediservice

Number of Policyholders at Bradesco Saúde and Mediservice

Together, the two companies have over 4.1 million customers. The high share of corporate policies in the overall portfolio (95.4% in September 2013) shows the companies’ high level of specialization and customization in the corporate segment, a major advantage in today’s supplementary health insurance market.

Bradesco Capitalização

	R$ million (unless otherwise stated)
	3Q13	2Q13	1Q13	4Q12	3Q12	2Q12	1Q12	4Q11
Net Income	105	97	131	103	86	91	104	87
Capitalization Bond Income	1,234	1,126	983	1,089	1,013	937	795	798
Technical Reserves	5,762	5,738	5,623	5,449	5,165	4,886	4,663	4,571
Customers (in thousands)	3,428	3,439	3,462	3,459	3,426	3,358	3,228	3,097
Premium Income Market Share (%) (1)	21.6	20.9	22.1	23.1	22.8	22.2	21.2	21.6

 (1) 3Q13 considers the latest data released by Susep (August 2013).

In the third quarter of 2013, net income grew 8.2% over the previous quarter, due to: (i) the 9.6% increase in capitalization bonds; and (ii) the stability of administrative efficiency ratio.	Net income in the nine months of 2013 was up 18.5% when compared to the same period of the previous year, as a result of: (i) the 21.8% increase in capitalization bond income; and (ii) the steady administrative efficiency ratio.

   66   Report on Economic and Financial Analysis – September 2013

Economic and Financial Analysis

Bradesco Capitalização

Bradesco Capitalização ended the third quarter of 2013 leading the capitalization bond companies ranking, due to its policy of transparency and of adjusting its products based on potential consumer demand.

In order to offer the capitalization bond that best fits the profile and budget of each customer, Bradesco Capitalização has developed several products that vary in accordance with payment method (lump-sum or monthly), contribution term, frequency of draws and premium amounts. This phase was mainly marked by a closer relationship with the public by consolidating Pé Quente Bradesco products.

Among these products, it is worth pointing out the performance of the social and environmental products, from which a part of the profit is allocated to socially responsible projects, while also allowing the customer to create a financial reserve. Bradesco Capitalização currently has partnerships with the following social and environmental institutions: (i) SOS Mata Atlântica Foundation (contributes to the conservation of biological and cultural diversity of the Atlantic Forest, stimulating social and environmental citizenship); (ii) Ayrton Senna Institute (contributes to education and human development, reducing illiteracy rates, school failure and drop-out rates); (iii) Amazonas Sustentável Foundation (contributes to the sustainable development, environmental preservation and improvement to the quality of life of communities that benefit from the preservation centers in the state of Amazonas); (iv) the Brazilian Cancer Control Institute (contributes to the development of projects for the prevention, early diagnosis and treatment of breast cancer in Brazil); and (v) Tamar Project (created to save sea turtles).

Bradesco Capitalização was the first capitalization bond company in Brazil to receive the ISO 9001 of Quality Management, certification which is held to date. Since 2009, it was certified by Vanzolini Foundation with the ISO 9001 Version 2008 for Management of Bradesco Capitalization Bonds. This attests to the quality of internal processes and confirms the principle targeting good products, services and continuous growth.

The portfolio is composed of 23.8 million active bonds, of which: 34.1% are Traditional Bonds sold in the branch network and at Bradesco Dia & Noite service channels, and 65.9% are incentive bonds (assignment of drawing rights), such as partnerships with Bradesco Vida e Previdência and Bradesco Auto/RE, which were up 19.8% over September 2012. Given that the purpose of this type of capitalization bond is to add value to the associated company product or even encourage the performance of its customers, bonds have reduced maturity and grace terms and lower sale price.

Bradesco      67

        Economic and Financial Analysis

Bradesco Auto/RE

	R$ million (unless otherwise stated)
	3Q13	2Q13	1Q13	4Q12	3Q12	2Q12	1Q12	4Q11
Net Income	25	43	28	10	42	26	49	33
Net Written Premiums	1,276	1,204	1,039	1,014	1,239	1,208	967	983
Technical Reserves	5,003	4,817	4,643	4,577	4,508	4,345	4,148	3,920
Claims Ratio	59.5	58.6	58.5	63.7	63.9	64.2	64.7	65.9
Expense Ratio	18.9	18.0	17.7	17.8	18.7	18.8	18.4	18.2
Combined Ratio	101.6	100.8	105.6	109.6	105.8	104.1	107.4	108.2
Policyholders (in thousands)	3,631	3,652	3,798	3,871	3,968	3,826	3,801	3,694
Premium Income Market Share (%) (1)	9.2	9.1	8.8	10.0	10.5	10.5	9.8	10.1

(1) 3Q13 considers the latest data released by Susep (August 2013).

Net income for the third quarter of 2013 was down by 41.9% from the previous quarter, due to: (i) the 0.9 p.p. increase in claims ratio; (ii) lower equity result; (iii) greater operating expenses; and partially offset by: (iv) lower general and administrative expenses.

Net income in the nine months of 2013 was 17.9% lower than that posted in the same period in 2012, due to: (i) lower equity result; (ii) drop in operating revenues; and partially offset by: (iii) the decrease in claims and expense ratio; (iv) higher financial result; and (v) lower general and administrative expenses.

In the Property Insurance segment, the focus on large brokers and Corporate and Middle Market customers was maintained. This results in renewal of the main accounts, whether in leadership or participation in co-insurance. Also note the excellent performance of the Engineering Risks segment: the partnership with the Real Estate Loan area has enabled new insurance contracts from its customer base.

In Aviation and Maritime Hull insurance, the increased exchange with Corporate and Middle Market segments has been drawn on extensively, taking full advantage of the stronger sales of new aircraft and those of the maritime segment.

The transportation segment is still the primary focus, with essential investments made to leverage new business, especially in the renewal of reinsurance agreements, which gives insurers the power to assess and cover risk, and consequently increase competitiveness in more profitable businesses such as international transportation insurance for shipping companies involved in international trade.

Despite strong competition in the Auto/RCF line, the insurer still has its fleet of approximately 1.3 million vehicles—which proves its power of competitiveness, mainly due to improvements to current products and the creation of products for a specific target-public. Among them, it is worth noting the launch of the First Vehicular Protection of Bradesco Seguro (Bradesco Seguro Primeira Proteção Veicular), exclusive to Bradesco’s account holders, which helps, through the Day and Night Support services, new vehicles and vehicles of up to 15 years of use.

For better service, Bradesco Auto/RE currently has 23 Bradesco Auto Centers (BAC), which offer policyholders the greatest variety of services in a single place, including: auto claims services, reserve rental cars, installation of anti-theft equipment, preventative maintenance checks, glass repairs or replacement and environmental vehicle inspections.

   68   Report on Economic and Financial Analysis – September 2013

Economic and Financial Analysis

Bradesco Auto/RE

Number of Policyholders at Auto/RE

Mass insurance targets individuals, self-employed professionals and SMEs. The launch of new products combined with the continuous improvement to methods and systems has contributed to maintenance of customer base, which comprises around 3.6 million customers in the last 12 months.

It is worth pointing out that we continued with a strong strategy for the Residential Insurance segment, with a 17.4% growth in premiums from January to September 2013 when compared to the same period in the previous year, totaling more than1.9 million insured homes.

Bradesco      69

        Economic and Financial Analysis

Fee and Commission Income

A breakdown of the variation in Fee and Commission Income for the respective periods is presented below:

Fee and Commission Income						R$ million
	9M13	9M12	3Q13	2Q13	Variation
					YTD	Quarter
Card Income	5,207	4,373	1,808	1,732	834	76
Checking Account	2,655	2,378	933	889	277	44
Fund Management	1,735	1,622	604	581	113	23
Loan Operations	1,644	1,563	553	573	81	(20)
Collection	1,091	974	381	367	117	14
Consortium Management	526	452	182	177	74	5
Underwriting / Financial Advisory Services	415	318	69	225	97	(156)
Custody and Brokerage Services	387	359	127	136	28	(9)
Payments	254	238	87	87	16	-
Other	644	561	232	217	83	15
Total	14,559	12,837	4,977	4,983	1,722	(6)

Explanations of the main items that influenced the variation in Fee and Commission Income between periods can be found below.

   70   Report on Economic and Financial Analysis – September 2013

Economic and Financial Analysis

Fee and Commission Income

Card Income

For the sixth consecutive quarter, card income grew R$76 million when compared to the previous quarter, for a total of R$1,808 million, mainly due to the volume of transactions in the period and the increased revenue.

Year over year, card service revenue was up 19.1%, or R$834 million, in the nine months of 2013, mainly due to an increase in revenue from purchases and services, resulting from the 16.0% increase in card revenue, which reached R$86.5 billion (R$74.6 billion in the nine months of 2012), and the increase in the number of transactions in the period.

Bradesco      71

Fee and Commission Income

Checking Account

In the third quarter of 2013, fee and commission income from checking accounts increased 4.9% in comparison with the previous quarter, mainly due to: (i) the net increase of 134 thousand new checking accounts; (ii) the expansion of the customer service portfolio; and (iii) the adjustment of certain fees.

Year over year, income grew by R$277 million, or 11.6%, in the nine months of 2013, mainly due to: (i) the expansion of the checking account customer base, which posted a net increase of 758 thousand active current account holders (749 thousand individual customers and 9 thousand corporate customers); and (ii) the expansion of the customer service portfolio.

Loan Operations

In the third quarter of 2013, income from loan operations totaled R$553 million, down 3.5% in comparison with the previous quarter, mainly driven by the lower volume of operations in the period.

Year over year, the 5.2% increase in the nine months of 2013 was mainly the result of the greater income from collaterals, up 17.0%, mainly deriving from the 19.4% growth in the volume of Sureties and Guarantees.

   72   Report on Economic and Financial Analysis – September 2013

Economic and Financial Analysis
Fee and Commission Income

Fund Management

In the third quarter of 2013, income from fund management totaled R$604 million, up R$23 million in comparison with the previous quarter, mainly due to the 2.6% growth in the volume of funds and portfolios raised and managed.

Year over year, the R$113 million or 7.0% increase in the first nine months of 2013 was mainly due to: (i) increases in funds and portfolios, which grew by 8.4%; partially offset by (ii) the 11.6% decrease in the Ibovespa index in the period, impacting income from managed funds and portfolios pegged to equities.

The highlight was the investments in fixed-rate funds, which grew by 8.9% in the period, followed by the 5.0% increase in third-party funds.

Shareholders' Equity	R$ million			Variation %
	Sept13	Jun13	Sept12	Quarter	12M
Investment Funds	397,156	387,172	366,451	2.6	8.4
Managed Portfolios	31,639	31,350	29,924	0.9	5.7
Third-Party Fund Quotas	9,475	8,715	8,068	8.7	17.4
Total	438,270	427,237	404,443	2.6	8.4
x	x	x	x	x	x
Distribution	R$ million			Variation %
	Sept13	Jun13	Sept12	Quarter	12M
Investment Funds – Fixed Income	368,766	359,835	338,495	2.5	8.9
Investment Funds – Equities	28,390	27,337	27,956	3.9	1.6
Investment Funds – Third-Party Funds	7,199	6,851	6,854	5.1	5.0
Total - Investment Funds	404,355	394,023	373,305	2.6	8.3
x
Managed Portfolios - Fixed Income	22,970	23,053	21,305	(0.4)	7.8
Managed Portfolios – Equities	8,669	8,297	8,619	4.5	0.6
Managed Portfolios - Third-Party Funds	2,276	1,864	1,214	22.1	87.5
Total - Managed Funds	33,915	33,214	31,138	2.1	8.9
x
Total Fixed Income	391,736	382,888	359,800	2.3	8.9
Total Equities	37,059	35,634	36,575	4.0	1.3
Total Third-Party Funds	9,475	8,715	8,068	8.7	17.4
Overall Total	438,270	427,237	404,443	2.6	8.4

Bradesco      73

        Economic and Financial Analysis

Fee and Commission Income

Cash Management Solutions (Payments and Collection)

In the third quarter of 2013, income from payments and collection increased 3.1% in comparison with the previous quarter, mainly due to new businesses and increase in the number of processed documents in the period.

Year over year, the 11.0% or R$133 million increase in the nine months of 2013 was mainly due to the greater volume of processed documents, up from 1,422 million in the first nine months of 2012 to 1,577 million in the first nine months of 2013.

Consortium Management

In the third quarter of 2013, income from consortium management increased by 2.8% over the previous quarter, driven by the segment expansion. On September 30, 2013, Bradesco had 876 thousand active quotas (821 thousand active quotas on June 30, 2013), ensuring a leading position in all the segments it operates (real estate, auto and trucks/tractors/machinery and equipment).

Year over year, there was a 16.4% increase in the first nine months of 2013, resulting from: (i) the growth in the volume of bids; (ii) the increase in average ticket; and (iii) the increase in sales of new quotas, from 707 thousand active quotas on September 30, 2012 to 876 thousand active quotas on September 30, 2013, an increase of 169 thousand net quotas.

   74   Report on Economic and Financial Analysis – September 2013

Economic and Financial Analysis

Fee and Commission Income

Custody and Brokerage Services

In the third quarter of 2013, total custody and brokerage service income had a decrease of R$9 million in relation to the previous quarter, basically due to the decrease in brokerage income, due to lower volume of trading on BM&FBovespa.

Year over year, the 7.8% increase in the nine months of 2013 reflected the increase in custody services, with a R$69 billion gain in assets under custody.

Underwriting / Financial Advisory Services

The R$156 million decrease in the quarter-over-quarter comparison mainly refers to the performance of the capital market operations in the second quarter of 2013. Furthermore, changes in this income are often the result of capital markets’ volatile performance.

Year over year, there was an increase of R$97 million in the first nine months of 2013, mainly as a result of a greater business volume in the nine months of 2013.

Bradesco      75

        Economic and Financial Analysis

Personnel and Administrative Expenses

Personnel and Administrative Expenses						R$ million
	9M13	9M12	3Q13	2Q13	Variation
					YTD	Quarter
Personnel Expenses
Structural	7,745	7,335	2,690	2,563	410	127
Payroll/Social Charges	5,773	5,509	2,017	1,915	264	102
Benefits	1,972	1,826	673	648	146	25
Non-Structural	1,851	1,709	656	628	142	28
Management and Employee Profit Sharing	1,022	993	351	336	29	15
Provision for Labor Claims	583	499	210	210	84	-
Training	72	100	33	26	(28)	7
Termination Costs	174	117	62	56	57	6
Total	9,596	9,044	3,346	3,191	552	155
x
Administrative Expenses
Outsourced Services	2,602	2,561	900	873	41	27
Communication	1,195	1,241	399	403	(46)	(4)
Depreciation and Amortization	991	915	340	331	76	9
Data Processing	945	808	330	315	137	15
Transportation	619	641	215	205	(22)	10
Rental	616	571	209	204	45	5
Financial System Services	555	488	187	189	67	(2)
Advertising and Marketing	493	523	163	169	(30)	(6)
Asset Maintenance	484	439	168	162	45	6
Security and Surveillance	363	317	124	124	46	-
Leased Assets	239	284	81	82	(45)	(1)
Materials	227	245	81	76	(18)	5
Water, Electricity and Gas	170	188	51	54	(18)	(3)
Trips	99	101	38	33	(2)	5
Other	1,066	1,087	344	356	(21)	(12)
Total	10,664	10,407	3,631	3,578	257	53
x
Total Personnel and Administrative Expenses	20,260	19,451	6,977	6,769	809	208
x
Employees	101,410	104,100	101,410	101,951	(2,690)	(541)
Service Points	71,724	67,225	71,724	70,829	4,499	895

In the third quarter of 2013, total personnel and administrative expenses came to R$6,977 million, up 3.1% in comparison with the previous quarter.

Personnel Expenses

In the third quarter of 2013, personnel expenses came to R$3,346 million, a 4.9% or R$155 million variation from the previous quarter.

The increase in structural expenses of R$127 million was due to raise in salary levels, as per collective bargaining agreement, which impacted expenses by R$122 million,

of which R$44 million refer to the increase in recurring monthly payroll as of September 2013.

The increase in non-structural expenses of R$28 million was mainly due to greater expenses with employee and management profit sharing, totaling R$15 million.

    76   Report on Economic and Financial Analysis – September 2013

Economic and Financial Analysis

Personnel and Administrative Expenses

Personnel Expenses

Year over year, the R$552 million increase in the nine months of 2013 was due to: (i) the structural expenses totaling R$410 million, related to the increase in expenses with payroll, social charges and benefits, impacted by the raise in salary levels (2012 and 2013 collective bargaining agreements); and (ii) the increase in non-structural expenses of R$142 million, which was mainly a result of greater expenses with provision for labor claims, totaling R$84 million.

Bradesco      77

        Economic and Financial Analysis

Personnel and Administrative Expenses

Administrative Expenses

In the third quarter of 2013, administrative expenses came to R$3,631 million, up R$53 million, from the previous quarter, mainly due to greater business and service volume in the quarter, consequently increasing expenses with: (i) outsourced services, totaling R$27 million; (ii) data processing, totaling R$15 million; and (iii) transportation, totaling R$10 million.

Despite the greater expenses with (i) the opening of 4,499 service points in the period, mainly Bradesco Expresso points, for a total of 71,724 service points on September 30, 2013 and

(ii) the increase in business and service volume in the period, administrative expenses increased only by 2.5% between the first nine months of 2013 and the same period in 2012, thanks to the Efficiency Committee efforts to control these expenses. Note that, in the last 12 months, the inflation rates Extended Consumer Price Index (IPCA) and General Market Price Index (IGP-M) stood at 5.9% and 4.4%, respectively.

   78   Report on Economic and Financial Analysis – September 2013

Economic and Financial Analysis

Operating Coverage Ratio(1)

In the quarter, the coverage ratio over the last 12 months maintained its improvement with a 1.2 p.p. growth, mainly due to an increase in fee and commission income, combined with ongoing cost control efforts, including the initiatives of our Efficiency Committee.

It is worth noting that 70.8% is the best rate over the last five years.

(1) Fee and Commission Income / Administrative and Personnel Expenses (in the last 12 months).

Tax Expenses

The R$30 million decrease in tax expenses in comparison with the previous quarter was mainly driven by the decrease in PIS/Cofins/ISS taxable income in the third quarter of 2013.

Year over year, these expenses increased R$86 million in the first nine months of 2013, mainly due to higher PIS/Cofins/ISS expenses, reflecting the higher taxable income, especially fee and commission income.

Bradesco      79

        Economic and Financial Analysis

Equity in the Earnings (Losses) of Unconsolidated Companies

In the third quarter of 2013, the equity in the earnings (losses) of unconsolidated companies was R$2 million. The R$10 million decrease over the previous quarter was basically due to lower results from the unconsolidated company IRB Brasil Resseguros.

In the year-over-year comparison, the reduction in the first nine months of 2013 was mainly due to lower results from the unconsolidated company IRB – Brasil Resseguros, offset by lower gains from the unconsolidated company Integritas Participações.

Operating Income

Operating income in the third quarter of 2013 was R$4,769 million, up R$186 million from the previous quarter. This result was mainly due to: (i) lower allowance for loan loss expenses, totaling R$213 million; (ii) greater financial margin, amounting to R$142 million; (iii) the R$72 million increase in operating income from Insurance, Pension Plans and Capitalization Bonds; and partially offset: (iv) by the R$208 million increase in personnel and administrative expenses.

Year over year, the R$796 million or 6.1% increase in the nine months of 2013 is mostly a result of: (i) the R$1,722 million increase in fee and commission income; (ii) lower allowance for loan loss expenses, totaling R$720 million; (iii) R$424 million increase in operating income from Insurance, Pension Plans and Capitalization Bonds; partially offset by: (iv) a R$809 million increase in personnel and administrative expenses; (v) lower financial margin, amounting to R$662 million; and (vi) the R$426 million increase in other operating expenses (net of other income).

   80   Report on Economic and Financial Analysis – September 2013

Economic and Financial Analysis

Non-Operating Income

In the third quarter of 2013, non-operating income posted a loss of R$27 million, R$3 million more than the previous quarter and R$29 million more than the nine months of 2012, due to greater non-operating expenses (such as losses on sale of foreclosed assets/other) in the period.

Bradesco      81

Return to Shareholders

3

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001

        Economic and Financial Analysis

Sustainability

Bradesco was once again included in the Dow Jones Sustainability World Index

Bradesco was once again included in the NYSE’s Dow Jones Sustainability World Index (DJSI), a select list that includes the companies with the best sustainable development practices.

The 2013/2014 DJSI World portfolio is composed of 333 companies that put in the best sustainability performance, selected according to the following factors: financial performance, corporate governance practices, risk management, climate change mitigation and management, human capital development and supply chain standards.

Besides Bradesco, only two Brazilian banks were included in the list.

Since 1999, the Dow Jones Sustainability World Index is recognized by the capital market as the first world index that gives unique value to companies consistently showing their long-term corporate sustainability initiatives and strategies. In addition to the Dow Jones Sustainability World Index, Bradesco is also part of the Dow Jones Sustainability Emerging Markets Index, created at the beginning of 2013.

Bradesco provides the Education and Technology module at the 2013 Ethos conference

On September 3, 4 and 5, Bradesco was present in the Ethos conference, whose theme was “Sustainable and Responsible Business: opportunities to the companies and to Brazil,” offering a structured schedule that tests how profitable sustainable businesses can be.

With an innovative format, the 2013 conference was structured to offer not only traditional debates, lectures and conceptual discussions, but also a comprehensive schedule comprising sustainability topics immediately applied to sustainable business models.

Bradesco was in line with the new format and, in addition to sponsoring the conference, provided three important debates that raised the audience’s awareness on topics such as financial education, technology and corporate education.

Further details on the three panels “The power of debt: Who pays the bill?”, “How Corporate Education can help a nation’s social and economic development?” and “Technology and Innovation for the Inclusion” may be found at Bradesco’s Sustainability website www.bancodoplaneta.com.br or at the Conference website www.ethos.org.br.

   84   Report on Economic and Financial Analysis – September 2013

Economic and Financial Analysis

Investor Relations (IR)

In the third quarter of 2013, Bradesco was granted the 2012 Publicly-held Company Award. In its 40th edition, it is promoted by the Association of Analysts and Capital Market Professionals (Apimec) and acknowledges companies that have invested in long-term relationship and open dialogue with their investors, contributing to the strengthening of the Brazilian capital market. The awarded companies were analyzed based on concepts such as Transparence, Good Governance Practices, Market Information Quality and Relationship with Shareholders, Analysts and Investment Professionals.

In the period, the Investor Relations department participated in nine events abroad, in the cities of London, New York, Boston and Paris. The local calendar of events in Brazil included seven Apimec meetings in the cities of Salvador, Brasília, Rio de Janeiro, São Paulo, Recife and Fortaleza, with 1,955 participants, including investors, shareholders and market analysts.

Bradesco was also present in three editions of Expo Money, the largest financial education event in Latin America, which took place in Salvador, Brasília and São Paulo, in two of these cities—Salvador and São Paulo—there were also Bradesco Apimec presentations.

The Investor Relations team frequently keeps contact with shareholders, investors and analysts via telephone, email, or at Bradesco's headquarters.

Corporate Governance

Bradesco's management is made up of the Board of Directors and the Statutory Board of Executive Officers. The former is composed of eight members who are eligible for reelection, and includes seven external members, including the Chairman (Mr. Lázaro de Mello Brandão) and one internal member (The Chief Executive Officer, Mr. Luiz Carlos Trabuco Cappi). The Board members are elected by the Annual Shareholders’ Meeting, which elect the members of the Board of Executive Officers.

Bradesco’s Corporate Governance structure includes six (6) Committees subordinated to the Board of Directors, two (2) of which Statutory Committees (Audit and Compensation) and four (4) Non-Statutory Committees (Ethical Conduct, Internal Controls and Compliance, Integrated Risk Management and Capital Allocation and Sustainability), in addition to forty-three (43) Executive Committees subordinated to the Board of Executive Officers, assisting it in performing its duties.

Bradesco guarantees its shareholders, as a minimum dividend, 30% of adjusted net income, as well as 100% tag-along rights for common shares and 80% for preferred shares. Preferred shares are also entitled to dividends 10% greater than those paid to common shares.

Bradesco voluntarily adhered to Level 1 Corporate Governance of BM&FBovespa in 2001, and to the Code of Self-Regulation and Best Practices for Publicly-held Companies, issued by the Brazilian Association of Publicly-held Companies (Abrasca), in 2011.

Bradesco was rated AA+ (Excellent Corporate Governance Practices) by Austin Rating.

Further information is available at the Bradesco’s Investor Relations website www.bradescori.com.br – Corporate Governance.

Bradesco      85

        Economic and Financial Analysis

Bradesco Shares

Number of Shares - Common and Preferred Shares (1)

	In thousands
	Sept13	Jun13	Sept12
Common Shares	2,100,738	2,100,738	1,909,762
Preferred Shares	2,096,007	2,098,372	1,907,611
Subtotal – Outstanding Shares	4,196,745	4,199,110	3,817,373
Treasury Shares	10,529	8,164	7,422
Total	4,207,274	4,207,274	3,824,795

(1) Excluding bonuses and stock splits during the periods.

On September 30, 2013, Bradesco’s capital stock stood at R$38.1 billion, composed of 4,207,274 thousand no-par, book-entry shares, of which 2,103,637 thousand were common shares and 2,103,637 thousand were preferred shares. The largest shareholder is the holding company Cidade de Deus Cia. Comercial de Participações, which directly holds 48.7% of voting capital and 24.4% of total capital.	Cidade de Deus Cia. Comercial de Participações is controlled by the Aguiar Family, Fundação Bradesco and another holding company, Nova Cidade de Deus Participações S.A., which is in turn controlled by Fundação Bradesco and BBD Participações S.A., whose majority of shareholders are members of Bradesco’s Board of Directors, Statutory Board of Executive Officers and management-level employees.

Number of Shareholders – Domiciled in Brazil and Abroad

On September 30, 2013, there were 364,127 shareholders domiciled in Brazil, accounting for 99.71% of total shareholders and holding 67.24%	of all shares, while a total of 1,054 shareholders are domiciled abroad, accounting for 0.29% of shareholders and holding 32.76% of shares.

	Sept13%		Ownership of Capital (%)	Sept12%		Ownership of Capital (%)
Individuals	327,903	89.79	22.42	329,141	89.77	23.22
Companies	36,224	9.92	44.82	36,558	9.97	46.01
Subtotal Domiciled in Brazil	364,127	99.71	67.24	365,699	99.74	69.23
Domiciled Abroad	1,054	0.29	32.76	969	0.26	30.77
Total	365,181	100.00	100.00	366,668	100.00	100.00

   86   Report on Economic and Financial Analysis – September 2013

Economic and Financial Analysis

Bradesco Shares

Average Daily Trading Volume of Shares

Bradesco shares are traded on BM&FBovespa (São Paulo) and the New York Stock Exchange (NYSE). Since November 21, 2001, Bradesco trades its ADRs backed by preferred shares on NYSE. As of March 13, 2012, it has also traded ADRs backed by common shares.	In the first nine months of 2013, the average trading volume of our shares stood at R$547 million, the highest value in the series below. Year over year, the average daily trading volume increased by 7.0%, boosted by the increased liquidity of our shares traded on BM&FBovespa.

Bradesco      87

        Economic and Financial Analysis

Bradesco Shares

Appreciation of Preferred Shares - BBDC4

The graph shows the change in preferred shares due to Bradesco’s dividend reinvestment, compared to the Ibovespa and the CDI - Interbank Deposit Rate. If R$100 were invested in December 2001, Bradesco shares would be worth	R$952 in September 2013, an appreciation that exceeds twice the Ibovespa and CDI rates in the same period.

Share and ADR Performance (1)

	In R$ (unless otherwise stated)
	3Q13	2Q13	Variation %	9M13	9M12	Variation %
Adjusted Net Income per Share	0.73	0.71	2.8	2.14	2.05	4.4
Dividends/Interest on Shareholders' Equity – Common Share (after Income Tax)	0.208	0.201	3.5	0.611	0.575	6.3
Dividends/Interest on Shareholders' Equity – Preferred Share (after Income Tax)	0.229	0.220	4.1	0.672	0.633	6.2

	In R$ (unless otherwise stated)
	Sept13	Jun13	Variation %	Sept13	Sept12	Variation %
Book Value per Common and Preferred Share	15.97	15.72	1.6	15.97	15.73	1.5
Last Trading Day Price – Common Shares	34.49	30.60	12.7	34.49	24.26	42.2
Last Trading Day Price – Preferred Shares	30.38	28.80	5.5	30.38	29.61	2.6
Last Trading Day Price – ADR ON (US$)	15.75	13.86	13.6	15.75	12.34	27.6
Last Trading Day Price – ADR PN (US$)	13.88	13.01	6.7	13.88	14.61	(5.0)
Market Capitalization (R$ million) (2)	136,131	124,716	9.2	136,131	113,102	20.4

(1) Adjusted for corporate events in the periods; and
(2) Number of shares (excluding treasury shares) x closing price for common and preferred shares on the last trading day of the period.

   88   Report on Economic and Financial Analysis – September 2013

Return to Shareholders

Bradesco Shares

Recommendation of Market Analysts – Target Price

Market analysts issue periodical recommendations on Bradesco preferred shares (BBDC4). We had access to nine reports prepared by these analysts on October 17, 2013. Below are recommendations and a consensus on the target price for December 2013:

Recommendations %		Target Price in R$ for Dec13
Buy	44.4	Average	38.3
Keep	44.4	Standard Deviation	3.5
Sell	-	Higher	45.0
Under Analysis	11.1	Lower	33.7

For more information on target price and recommendation of each market analyst that monitors the performance of	Bradesco shares, visit our IR website at www.bradescori.com.br > Information to Shareholders > Analysts’ Consensus.

Market Capitalization

In September 2013, Bradesco’s market capitalization, considering the closing prices of common and preferred	shares, was R$136.1 billion, up 20.4% over the same period in 2012. In the year-over-year comparison, the Ibovespa decreased by 11.6%.

Bradesco      89

             Return to Shareholders

Main Indicators

Market Capitalization (Common and Preferred Shares) / Net Income (1): indicates a possible number of years that the investor would recover the capital invested, based on the closing prices of common and preferred shares.

(1) In the last 12 months.

Market Capitalization (Common and Preferred Shares) / Shareholders' Equity: indicates the multiple by which Bradesco’s market capitalization exceeds its book shareholders’ equity.

Dividend Yield (1): the ratio between share price and dividends and/or interest on shareholders’ equity paid to shareholders in the last 12 months, which indicates the return on investment represented by the allocation of net income.

(1) Source: Economatica.

   90   Report on Economic and Financial Analysis – September 2013

Return to Shareholders

Dividends/Interest on Shareholders’ Equity

In the first nine months of 2013, a total of R$3,145 million was allocated to shareholders as Interest on Shareholders’ Equity. In the last twelve months, total Interest on Shareholders’ Equity and	Dividends allocated to shareholders correspond to 36.6% of net income, or 31.5% considering withholding income tax deduction therefrom.

(1) In the last 12 months.

Weight on Main Stock Indexes

Bradesco shares comprises Brazil’s main stock indexes, including IBrX-50 (index that measures the total return of a theoretical portfolio comprising 50 shares selected among the most traded shares on BM&FBovespa), ISE (Corporate Sustainability Index), the ITAG (Special Tag-Along Stock Index), IGC (Special Corporate Governance Stock Index), IFNC (Financial Index which comprises banks, insurance and financial companies), the ICO2 (index comprising shares of the companies that are part of the IBrX-50 index and that accepted to take part in this initiative by adopting transparent greenhouse gas emission practices) and the Mid-Large Cap Index – MLCX (that measures the return of a portfolio composed of the highest cap companies listed).

Abroad, Bradesco shares are listed on NYSE’s Dow Jones Sustainability World Index and the FTSE Latibex Brazil Index of Madrid Stock Exchange.

Sept13	In % (1)
Ibovespa	4.8
IBrX-50	9.7
IBrX	8.2
IFNC	20.3
ISE	5.6
IGC	6.2
ITAG	11.6
ICO2	13.4
MLCX	8.7

(1)    Represents Bradesco’s weight on the portfolio of main Brazilian stock market indexes.

Bradesco      91

Additional Information

4

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001

        Economic and Financial Analysis

Market Share of Products and Services

Market shares held by the Organization in the Banking and Insurance industries and in the Customer Service Network are presented below.

	Sept13	Jun13	Sept12	Jun12
Banks – Source : Brazilian Central Bank (Bacen)
Demand Deposits	N/A	16.0	17.1	16.6
Savings Deposits	N/A	13.4	13.8	13.8
Time Deposits	N/A	11.0	12.1	12.8
Loan Operations	10.9 (1) (3)	11.0 (1)	11.5	11.7
Loan Operations - Private Institutions	22.2 (1) (3)	22.1 (1)	21.5	21.4
Loan Operations - Vehicles Individuals (CDC + Leasing)	14.0 (1) (3)	14.2 (1)	15.1	15.2
Payroll-Deductible Loans	11.9 (1) (3)	11.6 (1)	10.9	10.9
Number of Branches	21.0	21.1	21.7	21.9
Banks - Source: Federal Revenue Service/ Brazilian Data Processing Service (Serpro)
Federal Revenue Collection Document (DARF)	N/A	N/A	20.6	20.6
Brazilian Unified Tax Collection System Document (DAS)	N/A	N/A	16.5	16.4
Banks – Source : Social Security National Institute (INSS)/Dataprev
Social Pension Plan Voucher (GPS)	N/A	N/A	14.5	14.4
Benefit Payment to Retirees and Pensioners	25.4	25.1	24.4	24.1
Banks – Source : Anbima
Investment Funds + Portfolios	18.2 (3)	18.0	18.3	18.0
Insurance, Pension Plans and Capitalization Bonds – Source: Insurance Superintendence (Susep) and National Agency for Supplementary Healthcare (ANS)
Insurance, Pension Plan and Capitalization Bond Premiums	23.6 (3)	24.0	24.3	24.8
Insurance Premiums (including Long-Term Life Insurance - VGBL)	23.4 (3)	23.9	24.1	24.8
Life Insurance and Personal Accident Premiums	16.7 (3)	16.3	17.8	17.4
Auto/Basic Lines Insurance Premiums	9.2 (3)	9.1	10.5	10.5
Auto/Optional Third-Party Liability (RCF) Insurance Premiums	11.0 (3)	11.0	13.4	13.9
Health Insurance Premiums	46.0 (3)	48.8	46.8	46.9
Income from Pension Plan Contributions (excluding VGBL)	31.0 (3)	30.9	30.1	29.3
Capitalization Bond Income	21.6 (3)	20.9	22.8	22.2
Technical Reserves for Insurance, Pension Plans and Capitalization Bonds	29.0 (3)	29.5	29.6	29.5
Insurance and Pension Plans – Source: National Federation of Life and Pension Plans (Fenaprevi)
Income from VGBL Premiums	28.2 (3)	28.5	28.5	30.0
Income from Unrestricted Benefits Generating Plans (PGBL) Contributions	25.6 (3)	25.7	26.5	25.3
Pension Plan Investment Portfolios (including VGBL)	32.3 (3)	32.6	33.6	33.9
Leasing – Source: Brazilian Association of Leasing Companies (ABEL)
Lending Operations	19.8 (2)	19.7	19.2	19.2
Consortia – Source: Bacen
Real Estate	30.4 (2)	30.3	30.0	29.3
Auto	26.8 (2)	26.7	25.9	25.6
Trucks, Tractors and Agricultural Implements	18.9 (2)	18.9	18.5	17.7
International Area – Source: Bacen
Export Market	18.1	17.4	19.7	19.3
Import Market	15.8	15.4	17.2	17.8

(1) Bacen data for June 2013 and August 2013 are preliminary;

(2) Reference date: July 2013; and

(3) Reference date: August 2013.

N/A – Not Available.

   94   Report on Economic and Financial Analysis – September 2013

Additional Information

Informações Adicionais

Market Share of Products and Services

Branch Network

Region	Sept13		Market Share	Sept12		Market Share
	Bradesco	Market		Bradesco	Market
North	280	1,092	25.6%	279	1,028	27.1%
Northeast	850	3,537	24.0%	844	3,334	25.3%
Midwest	346	1,752	19.7%	346	1,641	21.1%
Southeast	2,433	11,684	20.8%	2,417	11,320	21.4%
South	788	4,294	18.4%	779	4,130	18.9%
Total	4,697	22,359	21.0%	4,665	21,453	21.7%

Reserve Requirements/Liabilities

%	Sept13	Jun13	Mar13	Dec12	Sept12	Jun12	Mar12	Dec11
Demand Deposits
Rate (2) (6)	44	44	44	44	44	43	43	43
Additional (3)	-	-	-	-	-	12	12	12
Liabilities (1)	34	34	34	34	34	28	28	28
Liabilities (Microfinance)	2	2	2	2	2	2	2	2
Free	20	20	20	20	20	15	15	15
Savings Deposits
Rate (4)	20	20	20	20	20	20	20	20
Additional (3)	10	10	10	10	10	10	10	10
Liabilities	65	65	65	65	65	65	65	65
Free	5	5	5	5	5	5	5	5
Time Deposits
Rate (3) (5)	20	20	20	20	20	20	20	20
Additional (3)	11	11	11	11	12	12	12	12
Free	69	69	69	69	68	68	68	68

(1) At Banco Bradesco, liabilities are applied to Rural Loans;
(2) Collected in cash and not remunerated;

(3) Collected in cash with the Special Clearance and Custody System (Selic) rate;

(4) Collected in cash with the Reference Interest Rate (TR) + interest of 6.17% p.a. for deposits made until May 3, 2012, and TR + 70% of the Selic rate for deposits made as from May 4, 2012, when the Selic rate is equal to or lower than 8.5% p.a.;

(5) As of the calculation period from March 29, 2010 to April 1, 2010, with compliance on April 9, 2010, liabilities are now exclusively in cash, and may be paid with credits acquired as provided for by legislation in force; and

(6) FGC was prepaid 60 times in August 2008, as of the calculation period from October 20, 2008 to October 31, 2008, with compliance as of October 29, 2008.

Bradesco      95

        Economic and Financial Analysis

Investments in Infrastructure, Information Technology and Telecommunication

Bradesco has always seen technology as an essential pillar for its business. With the constant purpose of improving the daily lives of its thousands of customers, Bradesco increasingly invests in new products and services.

In August, it launched the new iPad Integrator App, which allows accessing all Bradesco’s apps in a single place at the App Store. The integrator, available for iPhones since December 2011, allows customers to view available updates for apps already downloaded and get to know other apps.

Bradesco also launched new versions of the Bradesco Exclusive and Prime apps for iPhones. In addition to offering easy access to checking account and two new functionalities (check deposit through the smartphone and an icon to dial Fone Fácil number), the app may be used in iOS 7, the new version of the Apple operating system.

There are several facilities to improve customers’ lives. From now on, it is possible to make transfers between Bradesco accounts (DOC) and to other banks (TED) in the 14,000 Banco24Horas ATMs, which offer the same daily limits of Bradesco ATMS. Services such as execution, scheduling, scheduling cancellation, consultation of scheduled but not executed transaction and copies of statements are also available.

With an eye on the 2016 Olympic Games in Rio de Janeiro, Bradesco, the official sponsor, has launched a Business Portal, a website developed to multiply potential business related to the Olympic and Paralympic Games. At the website bradesco.com.br/rio2016, Bradesco provides those interested in supplying goods and services to the Games’ Organizing Committee with business solutions in a single place. Small, medium and large entrepreneurs have access to the Supply Portal, where they can pre-register to future bids.

In the third quarter, Bradesco renewed some of its websites. The new Net Empresa, which is now more modern and suitable to customers’ needs, was made available in September. The new functionalities allow for better cash flow management, increased interaction between users and Bradesco, and agility for companies to conclude their transactions.

The website Bradesco Universitários was also totally renovated to follow Bradesco Portal’s standards: it is now more modern and easily browsing, in addition to providing exclusive content, such as promotions and partnerships specially developed to students. The website Click Conta was also revamped to a more user-friendly and contemporary layout that allows for better visualization of the products and services offered, which also makes available specific content for its target-public.

ShopFácil website has also undergone changes. The website, which allows customers to purchase diverse trip-related products and services in several stores, is more practical by offering an intelligent search tool for price comparison.

The website Bradesco Fornecedores was completely reformulated and now has a fresh layout. Through this channel, engaged companies and future partners have access to exclusive areas that provide information on purchase processes, among others.

Bradesco Saúde also innovated by launching the Meu Doutor (My Doctor) Program. In order to facilitate access to services, the tool allows policyholders to book online consultations with accredited general practitioners as soon as possible, even for the same day. Initially, this service will be available for some cities in São Paulo and Greater São Paulo, but it should cover other Brazilian regions and specialties.

   96   Report on Economic and Financial Analysis – September 2013

Economic and Financial Analysis

Investments in Infrastructure, Information Technology and Telecommunication

In addition to the news, we continue working to improve the solutions we already offer. Biometry, the pioneering innovative technology launched by Bradesco in 2006, reached 13.1 million registrations in July, providing customers with security and allowing them to make transactions in ATMs, such as withdrawals, without the need to use their cards. From November 2012 to August 15, 2013, transactions worth more than R$1 billion were made through the ATMs.

Another important landmark is the over 500 thousand active customers registered with Bradesco Security Key – Mobile Phone Token. Not only customers benefited from technologic news, but also the Bank’s employees. In August, Bradesco launched a version of the Portal Voluntários for Android and iPhone. Volunteers can now take pictures in the actions they are registered and easily post them in the app. Moreover, it is also possible to see all the pictures added.

The Bradesco Corporate University – Unibrad portal brings learning solutions, including a new arrangement of the TreiNet catalog and the launch of a virtual library with important business books. It is also possible to clarify doubts on the corporate university model and check for learning trails that suggest education alternatives that will make the employees’ career planning easier.

The Bank also made available to its employees two new Fast Guides on TreiNet quality: Ação Bom-Dia Bradesco (Good Morning Bradesco Initiative) and Atendimento Telefônico (Phone Service).

The branches now have an important supporting tool to achieve results in the Sales Force Automation (AFVD) system. Now, the campaigns inserted in the Action Treatment option will be distributed so that managers are capable of selecting what is more appropriate for their customers, based on each profile. In addition, the branches can consult a new customer base with pre-approved limit for Global Credit, Personal Credit Limit, Overdraft, and Special Credit products.

In order to help branches to promote the Internet Banking among customers and encourage its use, the Bank made available a navigation simulator in the Intranet, so that the teams can expand their knowledge on the products and services available in the channel and clarify customers’ doubts more easily.

After all this, our innovative attitude was recognized. For the third consecutive year, Bradesco was considered in B2C as the Most Innovative Company in Providing Customer Services in Brazil. The study, conducted by DOM Strategy Partners and published by the Consumidor Moderno magazine, took into consideration the Bank’s strong digital performance, its efforts in redesigning the branches and the launch of multichannel services to improve customers’ experience. It also highlighted Bradesco Next, which celebrated its first anniversary in August. In this period, more than 120 thousand people visited Bradesco Next room, which also presented several new products and services to customers, such as the possibility of withdrawing money without using a card and making check deposits through a mobile phone and the launch of Bradesco app for iPhone 5.

The strong relation with youth was recognized by an article published on Forbes magazine, which emphasized Bradesco’s presence in social networks. The American publication, specialized in business and economy, discusses the increase in the number of Brazilians with access to the web and users in social networking sites and reaffirms the work of companies, such as Bradesco, that has made great use of these channels and their profiles to expand their relationship with people.

Bradesco      97

        Economic and Financial Analysis

Informações Adicionais

Investments in Infrastructure, Information Technology and Telecommunication

Given our concern and initiatives towards social inclusion, we were also paid homage for the 15 years of Virtual Vision in the 11th edition of the Brazil Learning & Performance Award, promoted by Micropower with the support of ABRH-SP, ADVB-SP, FENADVB, Abes, with institutional support of the Fiesp System and National ABRH. The software is an internationally renowned and pioneering solution that allows visually impaired people to use, with autonomy, different Internet resources. Bradesco’s interest for this solution started in 1995, when the Bank received a letter from a visually impaired customer that needed to access the account through the Internet. The idea motivated the Executive Officers and the suggestion began to become reality through a partnership between Bradesco, Scopus and MicroPower. The Internet Banking for Visually Impaired People, an unmatched service in Brazil, was launched in 1998.

As a prerequisite for its continuous expansion, Bradesco invested R$3,498 million in Infrastructure, Information Technology and Telecommunications in the first nine months of 2013. The total amount invested over recent years, including infrastructure (facilities, restorations, improvements, furniture and fixtures), can be found below:

	R$ million
	9M13	2012	2011	2010	2009
Infrastructure	317	718	1,087	716	630
Information Technology and Telecommunication	3,181	3,690	3,241	3,204	2,827
Total	3,498	4,408	4,328	3,920	3,457

Risk Management

Given the growing complexity of products and services and the globalization of the Organization's business, risk management has become a highly strategic activity, which must be constantly enhanced to keep pace with the dynamism of the markets and the pursuit of best practices, exemplified by the fact that Bradesco became the first and only Brazilian bank authorized by the Central Bank to use its own internally-developed market risk management models to calculate regulatory capital since January 2013.

The Organization exercises corporate risk control in an integrated and independent manner, preserving and valuing collegiate decision-making and developing and implementing methodologies, models, and measurement and control tools.

It also provides training to employees from all Organization levels, from the business areas to the Board of Directors.

The management process ensures that risks can be proactively identified, measured, mitigated, monitored and reported as required in line with the complexity of the Organization’s financial products and activity profile.

Detailed information on the risk management process, capital and capital requirement, as well as the Organization’s risk exposure, can be found in the Risk Management Report on the Investor Relations website, at www.bradescori.com.br.

   98   Report on Economic and Financial Analysis – September 2013

Economic and Financial Analysis

Capital Management

The Capital Management structure enables the Organization to reach its strategic objectives through an appropriate capital sufficiency planning. This structure is composed of the Statutory, Non-Statutory and Executive Committees, which assist the Board of Directors and the Board of Executive Officers in decision making.

In addition to the Committee structure, the Organization has a department responsible for the centralization of the conglomerate’s capital management, named Capital Management and Internal Capital Adequacy Assessment Process (ICAAP), which acts jointly with the Integrated Risk Control Department, associated companies, business areas and the Organization’s supporting areas.

Further information on the capital management structure can be found in the Risk Management Report and the 2012 Annual Report on the Investor Relations website: www.bradescori.com.br.

Capital Adequacy Ratio

In September 2013, Bradesco's Capital amounted to R$93,064 million, versus a Capital Requirement of R$62,348 million, resulting in a R$30,716 million capital margin. This figure was mostly impacted by the credit risk portion, representing 85.1% of the risk-weighted assets. The Capital Adequacy Ratio increased by 1.0 p.p., from 15.4% in June 2013 to 16.4% in September 2013, mainly impacted by: (i) the reduced exposure limits in the market risk portion; and partially offset by: (ii) the maturity of subordinated debts eligible to tier II capital.

Note that in March 2013 the Brazilian Central Bank disclosed a set of four resolutions and fifteen circular letters, which implement in Brazil the recommendations of the Basel Committee on Banking Supervision on financial institutions’ capital structure, known as “Basel III.” The main purposes are: (i) to improve the financial institutions’ capacity of absorbing shocks arising from the financial system or other industries; (ii) to reduce the impact of the financial sector conditions on the real sector of the economy; (iii) to contribute to the financial stability; and (iv) to foster the sustainable economic growth. The implementation of the new capital structure in Brazil began on October 1, 2013.

Calculation Basis								R$ million
	Sept13	Jun13	Mar13	Dec12	Sept12	Jun12	Mar12	Dec11
Capital	93,064	92,629	96,721	96,933	91,149	90,201	75,705	71,476
Tier I	71,962	69,998	68,109	66,194	64,265	62,418	60,580	58,714
Shareholders' Equity	67,033	66,028	69,442	70,047	66,047	63,920	58,059	55,582
Mark-to-Market Adjustments	4,508	3,593	(1,732)	(4,229)	(2,150)	(1,865)	2,126	2,765
Reduction of Deferred Assets	(171)	(205)	(206)	(212)	(218)	(224)	(235)	(248)
Non-controlling Shareholders	592	582	605	588	586	587	630	615
Tier II	21,234	22,761	28,741	30,867	26,992	27,890	15,231	12,865
Mark-to-Market Adjustments	(4,508)	(3,593)	1,732	4,229	2,150	1,865	(2,126)	(2,765)
Subordinated Debt	25,741	26,354	27,009	26,638	24,842	26,025	17,357	15,630
Deduction of Funding Instruments	(132)	(130)	(129)	(128)	(108)	(107)	(107)	(103)
Risk-weighted Assets	566,797	603,541	621,043	600,520	571,377	531,871	505,934	474,173
Capital Requirement	62,348	66,389	68,315	66,057	62,851	58,506	55,653	52,159
Credit Risk	53,057	52,714	54,343	55,345	54,213	52,050	48,718	47,422
Operating Risk	3,641	3,354	3,354	3,432	3,432	3,313	3,313	2,810
Market Risk	5,650	10,321	10,617	7,281	5,207	3,143	3,622	1,927
Margin (Excess/ Capital Insufficiency)	30,716	26,240	28,406	30,876	28,298	31,695	20,052	19,317
Leverage Margin	279,234	238,545	258,236	280,691	257,255	288,136	182,293	175,609
Capital Adequacy Ratio	16.4%	15.4%	15.6%	16.1%	16.0%	17.0%	15.0%	15.1%
Tier I	12.7%	11.6%	11.0%	11.0%	11.3%	11.8%	12.0%	12.4%
Tier II	3.7%	3.8%	4.6%	5.1%	4.7%	5.2%	3.0%	2.7%

Bradesco      99

Independent Auditors' Report

5

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001

             Independent Auditors’ Report

Limited assurance report from independent auditor on the supplementary accounting information

To

The Directors of

Banco Bradesco S.A.

Osasco – SP

Introduction

We were engaged to apply limited assurance procedures for the supplementary accounting information included in the Economic and Financial Analysis Report of Banco Bradesco S.A. ("Bradesco") as of September 30, 2013 and for the three and nine month periods then ended. Bradesco´s Management is responsible for the preparation and fair presentation of this supplementary accounting information. Our responsibility is to issue a Limited Assurance Report on such supplementary accounting information.

Scope, procedures applied and limitations

The limited assurance procedures were performed in accordance with standard NBC TO 3000 – Assurance Engagements Other than Audit and Review, issued by the Brazilian Federal Accounting Council (CFC – Conselho Federal de Contabilidade) and the ISAE 3000 - International Standard on Assurance Engagements issued by the International Auditing and Assurance Standards Board - IASB, both for assurance engagements other than audits or reviews of historical financial information.

The limited assurance procedures comprised: (a) the planning of the work, considering the relevance of the supplementary financial information and the internal controls systems that served as a basis for the preparation of the Economic and Financial Analysis Report of Bradesco, (b) the understanding of the calculation methodology and the consolidation of indicators through interviews with the management responsible for the preparation of the supplementary accounting information, and (c) the comparison of the financial and accounting indicators with the interim information disclosed at this date and/or accounting records.

The procedures that were applied do not constitute an audit or review in accordance with Brazilian and international auditing and review standards, as well as these procedures and the obtained evidence are more limited than for reasonable assurance procedures. Additionally, our report does not offer limited assurance on the scope of future information (such as goals, expectations and future plans) and descriptive information that is subject to subjective assessment.

Criteria for preparation of the supplementary accounting information

The additional supplementary accounting information disclosed in the Economic and Financial Analysis Report as of September 30, 2013 and for the three and nine month periods then ended were prepared by Bradesco´s Management, based on the consolidated financial information contained in the interim financial information and on the criteria described in the Economic and Financial Analysis Report, in order to provide additional analysis, but without being part of the interim financial information available in this date.

   101   Report on Economic and Financial Analysis – September 2013

             Independent Auditors’ Report

Limited assurance report from independent auditor on the supplementary accounting information

Conclusion

Based on our review, we are not aware of any facts that would lead us to believe that the supplementary accounting information included in the Economic and Financial Analysis Report as of September 30, 2013 and for the three and nine month periods then ended are inconsistent, in all material respects, with regard to interim accounting information referred to in the paragraph of criteria for the preparation of supplementary accounting information.

Osasco, October 18, 2013

Original report in Portuguese signed by

KPMG Auditores Independentes

CRC 2SP014428/O-6

Cláudio Rogélio Sertório

Accountant CRC 1SP212059/O-0

Bradesco      102

6

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001

          Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Management Report

Dear Shareholders,

We hereby present the consolidated financial statements of Banco Bradesco S.A., for the period ended September 30, 2013, prepared in accordance with the accounting practices adopted in Brazil and applicable to institutions authorized to operate by the Brazilian Central Bank.

The ongoing recovery of the Brazilian economy should gain momentum from the opportunities generated by the federal government’s infrastructure concession program. In addition to contributing to sustainable GDP growth in the midterm, the results of this program are expected to generate income and jobs in the coming quarters. Given the likely maintenance of macroeconomic predictability, Brazil is fully prepared to face the challenges of a global economy in transition, maintaining the benefits of the intense upward social mobility in recent years.

Bradesco is consolidating its 70 years of operations, exemplified by its integral presence in Brazilian life, its permanent encouragement of the democratization of banking products and services, and its constant willingness to expand its business horizons.

Among the quarterly highlights, it is particularly worth noting that Bradesco was once again included in the Dow Jones Sustainability World Index - DJSI, a select NYSE trading list that includes only those companies with the best sustainable development practices, as well as the Dow Jones Sustainability Emerging Markets Index, a portfolio created at the beginning of the year, which includes companies with a DJSI performance among the best 10% in their respective sectors.

In the first nine months of 2013, Bradesco posted Net Income of R$8.932 billion, corresponding to earnings per share of R$2.13 and a return on average Shareholders’ Equity(*) of 18.3%. The annualized Return on Average Total Assets stood at 1.3%.

A total of R$3.145 billion was allocated to shareholders as Interest on Shareholders’ Equity and Dividends in the period, of which R$1.554 billion was paid as monthly and interim dividends and R$1.591 billion was provisioned.

In the same period, taxes and contributions, including social security contributions, paid or provisioned, came to R$18.096 billion, of which R$7.039 billion related to taxes withheld and collected from third parties, and R$11.057 billion from activities developed by the Bradesco Organization, equivalent to 123.8% of Net Income.

At the end of the quarter, paid-in capital came to R$38.100 billion. Together with Equity Reserves of R$28.933 billion, Shareholders’ Equity came to R$67.033 billion, 1.5% up on the same period in 2012 and equivalent to a book value of R$15.97 per share.

Based on its stock price, Bradesco’s Market Capitalization came to R$136.131 billion on September 30, 2013, equivalent to two times Shareholders' Equity.

Managed Shareholders’ Equity was equivalent to 7.5% of Consolidated Assets, which totaled
R$907.694 billion, 6.0% more than in September 2012. Accordingly, the Capital Adequacy Ratio stood at 16.5% of the consolidated financial result and 16.4% of the consolidated economic and financial result, which is substantially higher than the 11% minimum established by National Monetary Council Resolution 2099/94, in conformity with the Basel Committee. At the end of the quarter, the fixed asset ratio in relation to Consolidated Reference Assets, was 45.1% in the consolidated financial result and 17.5% in the consolidated economic and financial result, well within the 50% limit.

In compliance with Article 8 of Brazilian Central Bank Circular Letter 3068/01, Bradesco declares that it has the financial capacity and the intention of holding to maturity those securities classified under “held-to-maturity securities.” Bradesco further declares that the operations of Banco Bradescard S.A., its subsidiary, are sufficient to cover the strategic goals defined in the business plan, pursuant to Article 11 of Regulatory Attachment I to National Monetary Council Resolution 4122/12.

On September 30, 2013, total funding raised and assets under management totaled R$1.256 trillion, 7.2% more than in the same period in 2012, broken down as follows:

 R$475.358  billion in demand deposits, time deposits, interbank deposits, open market and savings accounts, up by 3.7%;

R$438,270   billion in assets under management, comprising investment funds, managed portfolios and third-party fund quotas, an 8.4% increase;

R$188.002   billion in the exchange portfolio, borrowings and onlendings, working capital, tax payments and collection and related charges, funds from the issue of securities, subordinated debt in Brazil and other funding, an 11.5% expansion;

R$133.554   billion in technical reserves for insurance, pension plans and capitalization bonds, up by 13.4%; and

R$21.036     billion in foreign funding, through public and private issues, subordinated debt and the securitization of future financial flows, equivalent to US$9.433 billion.

At the end of the period, consolidated loan operations came to R$412.559 billion, 11.0% up on September 2012, broken down as follows:

104             Report on Economic and Financial Analysis – September 2013

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Management Report

R$6.239     billion in advances on exchange contracts, giving a total export financing portfolio of US$13.343 billion;

US$3.299  billion in import financing denominated in foreign currency;

R$6.077     billion in leasing operations;

R$18.823   billion in rural lending;

R$92.846   billion in consumer financing, including R$14.043 billion in credit card receivables;

R$65.348   billion in sureties and guarantees; and

R$33.504   billion in operations involving the onlending of foreign and domestic funds, originating mainly from the Brazilian Development Bank (BNDES), as one of its main onlending agents.

In the real estate financing segment, the Bradesco Organization allocated R$11.450 billion between January and September to the construction and acquisition of homes, corresponding to 51,036 properties.

Bradesco BBI, the Bradesco Organization’s investment bank, advises customers on share issues, merger and acquisition transactions and the structuring and distribution of debt instruments, including debentures, promissory notes, CRIs, mortgage-backed investment funds, receivables-backed investment funds (FIDCs) and bonds in Brazil and abroad, in addition to structured financing operations for companies and project finance.

In the third quarter of 2013, Bradesco BBI was one of the lead managers of a US$1 billion funding operation by the U.S. vehicle manufacturer Ford. This was the first time a Brazilian bank had led a funding transaction by an American company in the United States. Bradesco BBI was also authorized by the Tokyo Stock Exchange to operate in the Japanese market as the coordinator of a so-called samurai bond offering. Bradesco is also the first Latin American bank to operate in the Japanese debt market.

From January to September 2013, Bradesco BBI executed operations worth over R$78.340 billion.

On September 30, 2013, Grupo Bradesco Seguros, one of the leaders in the Insurance, Capitalization Bond and Pension Plan segments, posted Net Income of R$2.739 billion and Shareholders’ Equity of
R$16.326 billion. Net written insurance premiums, pension contributions and capitalization bond income came to R$35.260 billion, 13.4% up on the same period in 2012.

On October 14, 2013, Bradesco Saúde S.A., company of Grupo Bradesco Seguros, acquired indirectly 6.5%

of Odontoprev S.A.’s voting capital, and now holds approximately 50.01% of the company. The acquisition is pending approval of the Brazilian Central Bank.

The Bank provides its customers and users with highly efficient top-quality secure products, services and solutions through its vast service network, which is present in all Brazilian regions and several localities abroad. At the end of the period, it comprised 58,803 service points, 33,933 terminals in the Bradesco Dia & Noite Network, 33,434 of which also operating on weekends and holidays, 14,036 terminals in the Banco24Horas  (24-Hour Bank) network, through which customers can make withdrawals, transfers and payments, obtain statements, check balances and solicit loans. In the payroll-deductible loan segment, the network had 1,692 Bradesco Promotora correspondent bank branches and, in the vehicle segment, 14,768 Bradesco Financiamentos points of sale:

8,457    Branches and PAs (Service Branches) in Brazil (Branches: Bradesco 4,672, Banco Bradesco Financiamentos 19, Banco Bankpar 2, Banco Bradesco BBI 1, Banco Bradesco Cartões 1, Banco Alvorada 1, Banco Bradesco BERJ 1; and PAs 3,760);

3          Overseas Branches, one in New York and two in Grand Cayman;

10       Overseas Subsidiaries (Banco Bradesco Argentina S.A. in Buenos Aires; Banco Bradesco Europa S.A. in Luxembourg; Bradesco North America LLC and Bradesco Securities, Inc. in New York; Bradesco Securities UK Limited in London, Bradesco Securities Hong Kong Limited and Bradesco Trade Services Limited in Hong Kong; Bradesco Services Co. Ltd. in Tokyo; Cidade Capital Markets Ltd. in Grand Cayman; and Bradescard Mexico, Sociedad de Responsabilidad Limitada in Mexico);

45,614  Bradesco Expresso service points;

1,421    PAEs – in-company electronic service branches; and

3,298   External terminals in the Bradesco Dia & Noite network and 11,229 ATM’s in the Banco24Horas  network, with 1,701 terminals shared by both networks.

In compliance with CVM Rule 381/03, from January to September 2013, the Bradesco Organization neither contracted from nor had services provided by KPMG Auditores Independentes that were not related to the external audit, in an amount higher than 5% of total fees relating to the external audit. Other services provided by external auditors comprised agreed-upon procedures to review financial information, draws and system diagnosis. The Bank’s policy is in line with the principles of preserving the auditors’ independence,

Bradesco 105

          Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Management Report

which are based on generally accepted international criteria, i.e. the auditors should not audit their own work, perform managerial duties for their clients or promote their clients’ interests.

In the Human Resources Area, strengthened by UNIBRAD – Bradesco Corporate University, the Organization maintained its strategy of promoting the professional development of its employees through heavy investments in training programs. The outcome of these polices is reflected in the increasing quality and efficiency of our services. In the first nine months of 2013, approximately 2,100 courses were administered to 1 million employees.

In order to improve the learning experience throughout Brazil, Fundação Bradesco, the Organization’s pioneer initiative with 40 schools located in all Brazilian states and the Federal District, with a special emphasis on socially and economically underprivileged regions, has developed an extensive social and educational program. This year, the estimated budget of R$460.961 million will provide free, high-quality education to: a) 106,843 students enrolled in its schools in the following levels: basic education (kindergarten to high school) and vocational training - high school, youth and adult education; and preliminary and continuing vocational training, which focuses on creating jobs and income; b) around 350 thousand students who will complete at least one of the distance-learning courses (EaD) available on the e-learning portal; and c) 68,323 beneficiaries in partnership projects and initiatives, including the Digital Inclusion Centers (CIDs), the Educa+Ação  program and technology courses (Educar and Aprender). The approximately 47 thousand students enrolled in the basic education system also receive uniforms, school supplies, meals, and medical and dental assistance free of charge.

The Bradesco Sports and Education Program has been supporting the social inclusion and citizenship of children and teenagers through sports, combining education, health and well-being projects, for more than 26 years. In Osasco (SP), it maintains 16 Training and Specialist Centers to teach women’s basketball and volleyball in its Sports Development Center, Fundação Bradesco schools, private schools and municipal sports centers. Currently, around 2 thousand girls aged between 8 and 20 are taking part in the program, reinforcing Bradesco’s commitment to defending a country that is giving increasing value to recognizing talent, effort and the full exercise of citizenship.

Bradesco received the following honors in the period:

•       Brazil’s most valuable brand, according to the 2013 ranking of the consulting firm Brand Finance;

•       Most valuable brand in Latin America, according to a survey by the consulting firm BrandAnalytics/Millward Brown published in the Financial Times;

•       Most profitable private bank in Latin America and the United States, according to a survey by the consulting firm Economatica;

•       For the second consecutive year, Bradesco was elected the Best Bank in Brazil in the 2013 Excellence Awards, the most important international award in the financial sector granted by Euromoney magazine;

•       Best ranked Brazilian private institution in the Fortune  magazine ranking, which lists the world’s 500 largest companies;

•       Brazilian bank with the best service in the country, including in credit cards, according to a survey by Exame magazine in association with the Brazilian Institute of Customer Relations – IBRC; and

•       Best Bank to Work For in Brazil, according to Guia 2013 Você S/A – The Best Companies to Work For. It was also elected one of Best Companies to Work For in Brazil, according to a survey by Época magazine, assessed by the Great Place to Work Institute, the world’s leading people management advisory firm.

These achievements confirm the Bradesco Organization’s commitment to and strategy of exceeding expectations and always offering highly effective products, services and solutions with the highest standards of quality. We would like to thank our shareholders and customers for their trust and support, as well as our employees and other personnel for their dedicated efforts.

Cidade de Deus, October 18, 2013

The Board of Directors and
Board of Executive Officers

(*) Excludes the mark-to-market effect of available-for- sale  securities recorded under shareholders' equity.

106             Report on Economic and Financial Analysis – September 2013

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Consolidated Statement of Financial Position - R$ thousand

Assets	2013		2012
	September	June	September
Current assets	618,954,672	601,883,754	612,443,567
Cash and due from banks (Note 6)	16,427,082	16,179,775	12,943,991
Interbank investments (Notes 3d and 7)	144,036,291	146,391,618	125,892,805
Investments in federal funds purchased and securities sold under agreements to repurchase	137,096,987	139,789,912	117,856,744
Interbank deposits	6,971,607	6,602,636	8,037,180
Allowance for loan losses	(32,303)	(930)	(1,119)
Securities and derivative financial instruments (Notes 3e, 3f, 8 and 32b)	212,018,338	197,622,811	241,899,736
Own portfolio	191,265,444	165,330,778	176,499,275
Subject to repurchase agreements	16,755,937	27,292,429	57,957,328
Derivative financial instruments (Notes 3f, 8e II and 32b)	2,549,820	2,374,661	2,585,305
Underlying guarantee provided	1,447,137	1,784,978	4,008,664
Securities subject to unrestricted repurchase agreements	-	839,965	849,164
Interbank accounts	50,930,902	50,930,612	55,071,776
Unsettled payments and receipts	1,335,700	608,839	768,037
Reserve requirement (Note 9):
- Reserve requirement - Brazilian Central Bank	49,472,675	50,247,046	54,222,409
- National treasury - rural loans	578	578	578
- National Housing System (SFH)	4,092	3,025	2,243
Correspondent banks	117,857	71,124	78,509
Interdepartmental accounts	614,459	649,691	654,931
Internal transfer of funds	614,459	649,691	654,931
Loans (Notes 3g, 10 and 32b)	126,525,046	125,590,039	121,870,197
Loans:
- Public sector	100,163	106,606	338,055
- Private sector	139,582,729	138,529,404	134,108,179
Allowance for loan losses (Notes 3g, 10f, 10g and 10h)	(13,157,846)	(13,045,971)	(12,576,037)
Leasing (Notes 2, 3g, 10 and 32b)	2,913,101	3,247,669	4,370,926
Leasing receivables:
- Private sector	5,819,479	6,418,871	8,516,508
Unearned income from leasing	(2,594,056)	(2,825,360)	(3,663,648)
Allowance for leasing losses (Notes 3g, 10f, 10g and 10h)	(312,322)	(345,842)	(481,934)
Other receivables	62,491,742	58,441,498	47,273,435
Receivables on sureties and guarantees honored (Note 10a-3)	20,605	22,539	7,230
Foreign exchange portfolio (Note 11a)	16,763,694	12,603,475	11,243,408
Receivables	771,582	747,051	678,519
Securities trading	1,326,546	4,180,999	3,309,379
Specific receivables	2,737	2,761	2,503
Insurance and reinsurance receivables and reinsurance assets – technical reserves	3,534,583	3,462,377	2,780,945
Sundry (Note 11b)	40,957,046	38,288,768	29,976,066
Allowance for other loan losses (Notes 3g, 10f, 10g and 10h)	(885,051)	(866,472)	(724,615)
Other assets (Note 12)	2,997,711	2,830,041	2,465,770
Other assets	1,438,684	1,293,444	1,259,762
Provision for losses	(540,394)	(519,587)	(621,824)
Prepaid expenses (Notes 3i and 12b)	2,099,421	2,056,184	1,827,832
Long-term receivables	273,408,836	279,237,449	227,852,187
Interbank investments (Notes 3d and 7)	930,315	1,093,041	879,572

The accompanying Notes are an integral part of these Financial Statements.

Bradesco 107

          Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Consolidated Statement of Financial Position - R$ thousand

Assets	2013		2012
	September	June	September
Interbank investments	930,315	1,093,041	879,572
Securities and derivative financial instruments (Notes 3e, 3f, 8 and 32b)	101,660,955	111,404,163	77,637,517
Own portfolio	41,864,953	52,647,547	51,751,401
Subject to repurchase agreements	53,982,800	49,069,201	24,498,921
Derivative financial instruments (Notes 3f, 8e II and 32b)	758,543	862,972	514,354
Subject to the Brazilian Central Bank	-	47,224	-
Privatization currencies	66,741	69,604	75,222
Underlying guarantees provided	4,370,674	8,100,563	797,619
Securities subject to unrestricted repurchase agreements	617,244	607,052	-
Interbank accounts	575,787	569,016	549,063
Reserve requirement (Note 9):
- SFH	575,787	569,016	549,063
Loans (Notes 3g, 10 and 32b)	134,228,511	129,753,104	112,785,040
Loans:
- Public sector	71,233	75,531	138,620
- Private sector	141,067,976	136,614,551	119,431,942
Allowance for loan losses (Notes 3g, 10f, 10g and 10h)	(6,910,698)	(6,936,978)	(6,785,522)
Leasing (Notes 2, 3g, 10 and 32b)	2,652,319	2,810,710	3,537,135
Leasing receivables:
- Private sector	5,824,715	6,261,672	7,865,903
Unearned income from leasing	(2,972,858)	(3,198,846)	(3,987,493)
Allowance for leasing losses (Notes 3g, 10f, 10g and 10h)	(199,538)	(252,116)	(341,275)
Other receivables	31,648,241	31,949,379	30,832,996
Receivables	63,831	27,011	39,265
Securities trading	277,994	269,650	131,178
Sundry (Note 11b)	31,317,322	31,660,540	30,668,041
Allowance for loan losses (Notes 3g, 10f, 10g and 10h)	(10,906)	(7,822)	(5,488)
Other assets (Note 12)	1,712,708	1,658,036	1,630,864
Other assets	-	-	164
Prepaid expenses (Notes 3i and 12b)	1,712,708	1,658,036	1,630,700
Permanent assets	15,330,618	15,576,165	15,992,229
Investments (Notes 3j, 13 and 32b)	1,909,648	1,920,417	1,907,178
Equity in the earnings (losses) of unconsolidated companies - In Brazil	1,430,183	1,440,183	1,415,539
Other investments	753,355	754,227	765,592
Allowance for losses	(273,890)	(273,993)	(273,953)
Premises and equipment (Notes 3k and 14)	4,392,074	4,464,008	4,499,596
Premises	1,358,294	1,342,235	1,289,384
Other assets	10,038,106	9,881,431	9,252,973
Accumulated depreciation	(7,004,326)	(6,759,658)	(6,042,761)
Intangible assets (Notes 3l and 15)	9,028,896	9,191,740	9,585,455
Intangible assets	17,142,670	17,581,168	16,094,453
Accumulated amortization	(8,113,774)	(8,389,428)	(6,508,998)
Total	907,694,126	896,697,368	856,287,983

The accompanying Notes are an integral part of these Financial Statements.

108             Report on Economic and Financial Analysis - September 2013

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Consolidated Statement of Financial Position - R$ thousand

Liabilities	2013		2012
	September	June	September
Current liabilities	616,862,601	610,203,074	565,085,672
Deposits (Notes 3n and 16a)	159,535,717	149,275,466	140,689,185
Demand deposits	39,455,794	36,586,408	33,627,630
Savings deposits	76,487,681	72,627,265	65,540,064
Interbank deposits	630,881	485,693	252,806
Time deposits (Notes 16a and 32b)	42,961,361	39,576,100	41,268,685
Federal funds purchased and securities sold under agreements to repurchase (Notes 3n and 16b)	240,169,812	248,966,584	222,559,493
Own portfolio	108,060,765	117,565,530	113,035,061
Third-party portfolio	123,414,339	110,974,509	97,004,669
Unrestricted portfolio	8,694,708	20,426,545	12,519,763
Funds from issuance of securities (Notes 16c and 32b)	23,427,331	24,842,697	28,364,747
Mortgage and real estate notes, letters of credit and others	19,297,444	20,388,900	23,388,301
Securities issued abroad	4,129,887	4,453,797	4,976,446
Interbank accounts	1,690,733	1,014,942	902,062
Correspondent banks	1,690,733	1,014,942	902,062
Interdepartmental accounts	3,114,624	2,777,590	2,747,108
Third-party funds in transit	3,114,624	2,777,590	2,747,108
Borrowing (Notes 17a and 32b)	11,394,227	10,050,917	9,248,622
Borrowing in Brazil - other institutions	4,481	3,776	2,140
Borrowing abroad	11,389,746	10,047,141	9,246,482
Onlending in Brazil - official institutions (Notes 17b and 32b)	11,949,437	11,570,961	13,792,651
National treasury	36,673	17,444	116,773
Brazilian Development Bank (BNDES)	3,833,412	3,744,213	5,093,958
Caixa Econômica Federal - Federal savings bank (CEF)	21,193	20,900	19,789
Fund for financing the acquisition of industrial machinery and equipment (Finame)	8,058,159	7,788,404	8,560,879
Other institutions	-	-	1,252
Onlending abroad (Notes 17b and 32b)	163,889	136,862	124,399
Onlending abroad	163,889	136,862	124,399
Derivative financial instruments (Notes 3f, 8e II and 32b)	2,383,241	2,368,516	3,418,049
Derivative financial instruments	2,383,241	2,368,516	3,418,049
Technical reserves for insurance, pension plans and capitalization bonds (Notes 3o and 21)	107,688,061	106,516,946	93,179,728
Other liabilities	55,345,529	52,681,593	50,059,628
Payment of taxes and other contributions	3,551,787	3,379,189	3,228,428
Foreign exchange portfolio (Note 11a)	10,322,654	5,601,398	3,765,147
Social and statutory	1,806,690	1,770,785	1,748,713
Tax and social security (Note 20a)	6,020,478	5,360,436	5,857,307
Securities trading	1,913,416	5,804,401	4,880,677
Financial and development funds	4,125	1,230	1,230
Subordinated debts (Notes 19 and 32b)	1,884,933	2,311,545	4,397,055
Sundry (Note 20b)	29,841,446	28,452,609	26,181,071
Long-term liabilities	222,530,298	219,223,705	223,949,769
Deposits (Notes 3n and 16a)	57,241,678	59,210,059	72,180,416
Interbank deposits	210,254	213,191	69,878
Time deposits (Notes 16a and 32b)	57,031,424	58,996,868	72,110,538
Federal funds purchased and securities sold under agreements to repurchase (Notes 3n and 16b)	18,410,121	17,858,536	22,978,124

The accompanying Notes are an integral part of these Financial Statements.

Bradesco 109

          Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Consolidated Statement of Financial Position - R$ thousand

Liabilities	2013		2012
	September	June	September
Own portfolio	18,410,121	17,858,536	22,978,124
Funds from issuance of securities (Notes 16c and 32b)	31,999,325	28,977,913	25,445,465
Mortgage and real estate notes, letters of credit and others	24,654,400	21,311,125	16,424,785
Securities issued abroad	7,344,925	7,666,788	9,020,680
Borrowing (Notes 17a and 32b)	595,639	1,036,810	902,896
Borrowing in Brazil - other institutions	7,717	6,879	7,277
Borrowing abroad	587,922	1,029,931	895,619
Onlending in Brazil - official institutions (Notes 17b and 32b)	27,203,641	26,325,469	21,329,874
BNDES	8,206,431	8,116,776	7,124,721
CEF	23,320	28,165	40,962
FINAME	18,972,244	18,178,885	14,163,607
Other institutions	1,646	1,643	584
Derivative financial instruments (Notes 3f, 8e II and 32b)	854,494	772,057	729,662
Derivative financial instruments	854,494	772,057	729,662
Technical reserves for insurance, pension plans and capitalization bonds (Notes 3o and 21)	25,865,604	25,301,917	24,627,726
Other liabilities	60,359,796	59,740,944	55,755,606
Tax and social security (Note 20a)	19,906,794	19,695,567	20,199,624
Subordinated debts (Notes 19 and 32b)	34,250,390	33,910,561	30,109,686
Sundry (Note 20b)	6,202,612	6,134,816	5,446,296
Deferred income	676,195	661,074	619,391
Deferred income	676,195	661,074	619,391
Non-controlling interests in subsidiaries (Note 22)	591,640	582,002	586,073
Shareholders' equity (Note 23)	67,033,392	66,027,513	66,047,078
Capital:
- Domiciled in Brazil	37,622,511	37,622,549	29,721,739
- Domiciled abroad	477,489	477,451	378,261
Capital reserves	11,441	11,441	11,441
Profit reserves	32,006,076	30,020,791	32,297,034
Asset valuation adjustments	(2,821,876)	(1,907,418)	3,835,904
Treasury shares (Notes 23d and 32b)	(262,249)	(197,301)	(197,301)
Attributable to equity holders of the Parent Company	67,625,032	66,609,515	66,633,151
Total	907,694,126	896,697,368	856,287,983

The accompanying Notes are an integral part of these Financial Statements.

110             Report on Economic and Financial Analysis - September 2013

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Consolidated Income Statement - R$ thousand

	2013			2012
	3rd Quarter	2nd Quarter	September	September
Revenue from financial intermediation	25,116,565	23,155,110	69,481,015	73,910,089
Loans (Note 10j)	13,400,305	13,104,591	38,769,344	37,656,167
Leasing (Note 10j)	192,437	201,649	600,359	949,581
Operations with securities (Note 8h)	7,542,339	7,960,885	21,364,504	22,679,170
Financial income from insurance, pension plans and capitalization bonds (Note 8h)	2,624,719	1,685,479	6,371,102	10,682,664
Derivative financial instruments (Note 8h)	(67,050)	(1,446,665)	(1,670,889)	(2,222,182)
Foreign exchange operations (Note 11a)	529,507	903,619	1,702,441	919,606
Reserve requirement (Note 9b)	835,016	699,612	2,197,566	3,170,405
Sale or transfer of financial assets	59,292	45,940	146,588	74,678

Financial intermediation expenses	16,644,148	16,757,928	46,158,612	48,489,842
Federal funds purchased and securities sold under agreements to repurchase (Note 16e)	10,582,395	9,651,675	28,079,777	27,911,151
Adjustment for inflation and interest on technical reserves for insurance, pension plans and capitalization bonds (Note 16e)	1,923,706	840,150	3,832,783	6,173,700
Borrowing and onlending (Note 17c)	877,674	2,658,178	3,902,691	3,904,454
Allowance for loan losses (Notes 3g, 10g and 10h)	3,260,373	3,607,925	10,343,361	10,500,537

Gross income from financial intermediation	8,472,417	6,397,182	23,322,403	25,420,247

Other operating income (expenses)	(3,781,335)	(3,431,635)	(10,912,003)	(13,458,920)
Fee and commission income (Note 24)	4,908,469	4,886,403	14,303,087	12,500,913
Other fee and commission income	3,850,828	3,882,630	11,304,576	9,656,513
Income from banking fees	1,057,641	1,003,773	2,998,511	2,844,400
Insurance, pension plan and capitalization bond retained premiums (Notes 3o and 21d)	11,006,622	13,188,684	35,096,136	30,870,015
Net premiums written	11,069,123	13,238,499	35,260,284	31,091,862
Reinsurance premiums	(62,501)	(49,815)	(164,148)	(221,847)
Variation in technical reserves for insurance, pension plans and capitalization bonds (Note 3o)	(4,077,542)	(6,798,003)	(15,564,188)	(16,419,439)
Retained claims (Note 3o)	(4,106,563)	(3,724,791)	(11,380,655)	(9,652,124)
Capitalization bond draws and redemptions (Note 3o)	(1,108,278)	(1,011,808)	(2,991,662)	(2,399,993)
Insurance, pension plan and capitalization bond selling expenses (Note 3o)	(612,786)	(626,249)	(1,875,144)	(1,656,432)
Payroll and related benefits (Note 25)	(3,345,552)	(3,191,052)	(9,596,066)	(9,044,412)
Other administrative expenses (Note 26)	(3,600,659)	(3,529,562)	(10,498,702)	(10,059,508)
Tax expenses (Note 27)	(964,050)	(828,512)	(2,932,536)	(2,956,775)
Equity in the earnings (losses) of unconsolidated companies (Note 13b)	2,007	11,888	17,227	103,367
Other operating income (Note 28)	869,670	862,505	2,595,556	2,453,998
Other operating expenses (Note 29)	(2,752,673)	(2,671,138)	(8,085,056)	(7,198,530)
Operating income	4,691,082	2,965,547	12,410,400	11,961,327
Non-operating income (loss) (Note 30)	(104,012)	76,617	(85,879)	(211,585)
Income before income tax and social contribution and non-controlling interests	4,587,070	3,042,164	12,324,521	11,749,742
Income tax and social contribution (Notes 34a and 34b)	(1,500,818)	(64,550)	(3,313,908)	(3,207,801)
Non-controlling interests in subsidiaries	(22,262)	(28,895)	(78,785)	(54,060)
Net income	3,063,990	2,948,719	8,931,828	8,487,881

The accompanying Notes are an integral part of these Financial Statements.

Bradesco 111

          Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Statement of Changes in Shareholders’ Equity - R$ thousand

	Events	Paid-in Capital	Capital reserves	Profit reserves		Asset valuation adjustments		Treasury shares	Retained earnings (accumulated losses)	Total
			Share premium	Legal	Statutory	Bradesco	Subsidiaries
	Balances on December 31, 2011	30,100,000	11,441	3,269,412	23,463,119	(328,343)	(750,856)	(183,109)	-	55,581,664
	Acquisition of treasury shares	-	-	-	-	-	-	(14,192)	-	(14,192)
	Asset valuation adjustments	-	-	-	-	615,039	4,300,064	-	-	4,915,103
	Net income	-	-	-	-	-	-	-	8,487,881	8,487,881
Allocations:	- Reserves	-	-	424,394	5,140,109	-	-	-	(5,564,503)	-
	- Interest on shareholders’ equity paid	-	-	-	-	-	-	-	(2,556,170)	(2.556.170)
	- Dividends paid	-	-	-	-	-	-	-	(367,208)	(367.208)
	Balances on September 30, 2012	30,100,000	11,441	3,693,806	28,603,228	286,696	3,549,208	(197,301)	-	66,047,078

	Balances on March 31, 2013	38,100,000	11,441	3,984,430	24,125,764	94,390	3,323,374	(197,301)	-	69,442,098
	Asset valuation adjustments	-	-	-	-	(2,095,078)	(3,230,104)	-	-	(5,325,182)
	Net income	-	-	-	-	-	-	-	2,948,719	2,948,719
	Allocations: - Reserves	-	-	147,436	1,763,161	-	-	-	(1,910,597)	-
	- Interest on shareholders’ equity paid and/or provisioned	-	-	-	-	-	-	-	(1,038,122)	(1,038,122)
	Balances on June 30, 2013	38,100,000	11,441	4,131,866	25,888,925	(2,000,688)	93,270	(197,301)	-	66,027,513
	Acquisition of treasury shares	-	-	-	-	-	-	(64,948)	-	(64,948)
	Asset valuation adjustments	-	-	-	-	(326,975)	(587,483)	-	-	(914,458)
	Net income	-	-	-	-	-	-	-	3,063,990	3,063,990
Allocations:	- Reserves	-	-	153,199	1,832,086	-	-	-	(1,985,285)	-
	- Interest on shareholders’ equity paid and/or provisioned	-	-	-	-	-	-	-	(1,078,705)	(1.078.705)
	Balances on September 30, 2013	38,100,000	11,441	4,285,065	27,721,011	(2,327,663)	(494,213)	(262,249)	-	67,033,392

	Balances on December 31, 2012	30,100,000	11,441	3,838,474	30,380,303	886,689	5,027,853	(197,301)	-	70,047,459
	Capital increase through reserves	8,000,000	-	-	(8,000,000)	-	-	-	-	-
	Acquisition of treasury shares	-	-	-	-	-	-	(64,948)	-	(64,948)
	Asset valuation adjustments	-	-	-	-	(3,214,352)	(5,522,066)	-	-	(8,736,418)
	Net income	-	-	-	-	-	-	-	8,931,828	8,931,828
Allocations:	- Reserves	-	-	446,591	5,340,708	-	-	-	(5,787,299)	-
	- Interest on shareholders’ equity paid and/or provisioned	-	-	-	-	-	-	-	(3,144,529)	(3.144.529)
	Balances on September 30, 2013	38,100,000	11,441	4,285,065	27,721,011	(2,327,663)	(494,213)	(262,249)	-	67,033,392

The accompanying Notes are an integral part of these Financial Statements.

112             Report on Economic and Financial Analysis - September 2013

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Value Added Statements - R$ thousand

Description	2013						2012
	3rd Quarter	%	2nd Quarter	%	September	%	September	%
1 - Revenue	26,147,007	287.0	24,003,995	330.3	72,004,361	282.6	72,521,485	298.0
1.1) Financial intermediation	25,116,565	275.7	23,155,110	318.6	69,481,015	272.7	73,910,089	303.8
1.2) Fees and commissions	4,908,469	53.9	4,886,403	67.2	14,303,087	56.1	12,500,913	51.4
1.3) Allowance for loan losses	(3,260,373)	(35.8)	(3,607,925)	(49.6)	(10,343,361)	(40.6)	(10,500,537)	(43.2)
1.4) Other	(617,654)	(6.8)	(429,593)	(5.9)	(1,436,380)	(5.6)	(3,388,980)	(14.0)
2 - Financial intermediation expenses	(13,383,775)	(146.9)	(13,150,003)	(180.9)	(35,815,251)	(140.6)	(37,989,305)	(156.1)
3 - Inputs acquired from third-parties	(2,946,135)	(32.3)	(2,891,625)	(39.9)	(8,586,369)	(33.7)	(8,277,539)	(34.0)
Material, water, electricity and gas	(132,107)	(1.5)	(130,625)	(1.8)	(397,068)	(1.6)	(432,170)	(1.8)
Outsourced services	(900,261)	(9.9)	(873,488)	(12.0)	(2,602,040)	(10.2)	(2,561,582)	(10.5)
Communication	(399,368)	(4.4)	(402,904)	(5.5)	(1,194,817)	(4.7)	(1,241,179)	(5.1)
Financial system services	(186,591)	(2.0)	(188,826)	(2.6)	(554,641)	(2.2)	(488,069)	(2.0)
Advertising and marketing	(162,713)	(1.8)	(169,129)	(2.3)	(492,831)	(1.9)	(522,969)	(2.1)
Transport	(214,966)	(2.4)	(205,298)	(2.8)	(619,071)	(2.4)	(641,641)	(2.6)
Data processing	(329,952)	(3.6)	(315,817)	(4.3)	(945,163)	(3.7)	(807,632)	(3.3)
Maintenance and repairs	(168,298)	(1.8)	(162,396)	(2.2)	(483,878)	(1.9)	(438,953)	(1.8)
Security and surveillance	(123,968)	(1.4)	(123,850)	(1.7)	(363,359)	(1.4)	(317,011)	(1.3)
Travel	(38,144)	(0.4)	(33,571)	(0.5)	(99,122)	(0.4)	(100,542)	(0.4)
Other	(289,767)	(3.1)	(285,721)	(4.2)	(834,379)	(3.3)	(725,791)	(3.1)
4 - Gross value added (1-2-3)	9,817,097	107.8	7,962,367	109.5	27,602,741	108.3	26,254,641	107.9
5 - Depreciation and amortization	(710,277)	(7.8)	(706,599)	(9.7)	(2,140,815)	(8.4)	(2,028,827)	(8.3)
6 - Net value added produced by the entity (4-5)	9,106,820	100.0	7,255,768	99.8	25,461,926	99.9	24,225,814	99.6
7 - Value added received through transfer	2,007	-	11,888	0.2	17,227	0.1	103,367	0.4
Equity in the earnings (losses) of unconsolidated companies	2,007	-	11,888	0.2	17,227	0.1	103,367	0.4
8 - Value added to distribute (6+7)	9,108,827	100.0	7,267,656	100.0	25,479,153	100.0	24,329,181	100.0
9 - Value added distributed	9,108,827	100.0	7,267,656	100.0	25,479,153	100.0	24,329,181	100.0
9.1) Personnel	2,902,340	32.0	2,769,554	38.1	8,337,859	32.9	7,828,526	32.3
Payroll	1,552,440	17.0	1,476,967	20.3	4,465,123	17.5	4,220,312	17.3
Benefits	679,317	7.5	654,054	9.0	1,990,737	7.8	1,839,552	7.6
Government Severance Indemnity Fund for Employees (FGTS)	151,782	1.7	140,390	1.9	428,485	1.7	384,358	1.6
Other	518,801	5.8	498,143	6.9	1,453,514	5.9	1,384,304	5.8
9.2) Tax, fees and contributions	2,908,080	31.9	1,314,560	18.1	7,504,651	29.4	7,380,462	30.3
Federal	2,753,469	30.2	1,154,155	15.9	7,035,307	27.6	6,962,144	28.6
State	3,436	-	2,688	-	7,829	-	7,680	-
Municipal	151,175	1.7	157,717	2.2	461,515	1.8	410,638	1.7
9.3) Value distributed to providers of capital	212,155	2.3	205,928	2.8	626,030	2.4	578,252	2.3
Rentals	209,355	2.3	203,295	2.8	617,933	2.4	570,172	2.3
Asset leasing	2,800	-	2,633	-	8,097	-	8,080	-
9.4) Value distributed to shareholders	3,086,252	33.8	2,977,614	41.0	9,010,613	35.3	8,541,941	35.1
Interest on shareholders’ equity/dividends	1,078,705	11.8	1,038,122	14.3	3,144,529	12.3	2,923,378	12.0
Retained earnings	1,985,285	21.8	1,910,597	26.3	5,787,299	22.7	5,564,503	22.9
Non-controlling interests in retained earnings	22,262	0.2	28,895	0.4	78,785	0.3	54,060	0.2

The accompanying Notes are an integral part of these Financial Statements.

Bradesco 113

           Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Consolidated Statement of Cash Flows - R$ thousand

	2013			2012
	3rd Quarter	2nd Quarter	September	September
Cash flow from operating activities:
Net Income before income tax and social contribution	4,587,070	3,042,164	12,324,521	11,749,742
Adjustments to net income before income tax and social contribution	6,822,328	5,952,793	19,370,131	21,728,025
Allowance for loan losses	3,260,373	3,607,925	10,343,361	10,500,537
Depreciation and amortization	710,277	706,599	2,140,815	2,028,827
Expenses with civil, labor and tax provisions	829,836	914,548	3,005,756	2,846,728
Expenses with adjustment for inflation and interest on technical reserves for insurance, pension plans and capitalization bonds	1,923,706	840,150	3,832,783	6,173,700
Equity in the earnings (losses) of unconsolidated companies	(2,007)	(11,888)	(17,227)	(103,367)
(Gain)/loss on sale of investments	(30,205)	(166,635)	(196,771)	(33,419)
(Gain)/loss on sale of fixed assets	5,241	4,967	16,994	6,992
(Gain)/loss on sale of foreclosed assets	105,347	48,031	191,853	145,881
Other	19,760	9,096	52,567	162,146
Adjusted net income before taxes	11,409,398	8,994,957	31,694,652	33,477,767
Decrease in interbank investments	19,875,882	102,958,517	80,543,482	13,081,022
(Increase)/decrease in trading securities and derivative financial instruments	(17,675,342)	1,260,439	12,857,048	(5,515,055)
(Increase)/decrease in interbank and interdepartmental accounts	266,625	579,902	(1,700,737)	(1,323,538)
(Increase) in loan and leasing	(8,153,457)	(9,431,490)	(29,061,250)	(23,144,554)
(Increase) in insurance and reinsurance receivables and reinsurance assets – technical reserves	(72,206)	(244,076)	(823,638)	(455,829)
(Increase)/decrease in technical reserves for insurance, pension plans and capitalization bonds	(188,904)	3,612,115	5,503,462	7,980,762
Increase/(decrease) in deferred income	15,121	28,484	18,548	(51,938)
(Increase) in other receivables and other assets	(3,181,788)	(5,227,708)	(5,713,047)	(5,677,072)
(Increase)/decrease in reserve requirement - Brazilian Central Bank	774,371	18,382	(1,520,258)	16,988,347
Increase/(decrease) in deposits	8,291,870	2,615,391	4,919,871	(4,554,626)
Increase/(decrease) in federal funds purchased and securities sold under agreements to repurchase	(8,245,187)	(14,220,000)	2,988,781	48,089,391
Increase in funds from issuance of securities	1,606,046	5,988,346	4,067,349	12,288,049
Increase/(decrease) in borrowings and onlending	2,185,814	2,911,743	7,120,676	(7,848,496)
Increase/(decrease) in other liabilities	1,824,483	(809,084)	(1,015,337)	8,719,902
Income tax and social contribution paid	(814,901)	(794,197)	(5,251,389)	(5,241,759)
Net cash provided by/(used in) operating activities	7,917,825	98,241,721	104,628,211	86,812,373
Cash flow from investing activities:
(Purchases)/proceeds from held-to-maturity securities	(64,537)	217,907	125,426	(592,086)
Sale of/maturity of and interests on available-for-sale securities	17,991,837	6,689,094	45,950,770	82,470,195
Proceeds from sale of foreclosed assets	170,783	128,631	375,394	140,562
Sale of investments	39,212	196,375	237,647	130,964
Proceeds from the sale of premises and equipment and operating leased assets	92,159	128,471	356,457	328,133
Purchases of available-for-sale securities	(6,374,890)	(21,348,433)	(67,252,760)	(121,800,183)
Foreclosed asset acquisitions	(460,577)	(309,936)	(989,142)	(592,276)
Investment acquisitions	(8,829)	(75,111)	(85,271)	(9,480)
Premises and equipment and operating leased asset acquisitions	(250,722)	(231,470)	(828,167)	(1,209,325)
Intangible asset acquisitions	(299,091)	(709,957)	(2,022,311)	(1,809,198)
Dividends and interest on shareholders' equity received	95,203	143,873	275,194	71,511
Net cash provided by/(used in) investing activities	10,930,548	(15,170,556)	(23,856,763)	(42,871,183)
Cash flow from financing activities:
Increase/(decrease) in subordinated debts	(86,783)	1,164,768	1,283,609	7,596,650
Dividends and interest on shareholders’ equity paid	(1,078,882)	(241,354)	(3,867,385)	(3,520,120)
Non-controlling interest	(12,624)	(51,495)	(75,339)	(83,245)
Acquisition of own shares	(64,948)	-	(64,948)	(14,192)
Net cash provided by/(used in) financing activities	(1,243,237)	871,919	(2,724,063)	3,979,093
Net increase/(decrease) in cash and cash equivalents	17,605,136	83,943,084	78,047,385	47,920,283
Cash and cash equivalents - at the beginning of the period	107,997,318	24,054,234	47,555,069	36,860,152
Cash and cash equivalents - at the end of the period	125,602,454	107,997,318	125,602,454	84,780,435
Net increase/(decrease) in cash and cash equivalents	17,605,136	83,943,084	78,047,385	47,920,283

The accompanying Notes are an integral part of these Financial Statements.

114             Report on Economic and Financial Analysis - September 2013

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Financial Statements Index

Notes to the Financial Statements of Bradesco are as follows:

Page

1) OPERATIONS	116
2) PRESENTATION OF THE FINANCIAL STATEMENTS	116
3) SIGNIFICANT ACCOUNTING PRACTICES	118
4) INFORMATION FOR COMPARISON PURPOSES	126
5) STATEMENT OF FINANCIAL POSITION AND INCOME STATEMENT ADJUSTED BY OPERATING SEGMENT	127
6) CASH AND CASH EQUIVALENTS	128
7) INTERBANK INVESTMENTS	129
8) SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	130
9) INTERBANK ACCOUNTS - RESERVE REQUIREMENT	143
10) LOANS	144
11) OTHER RECEIVABLES	156
12) OTHER ASSETS	158
13) INVESTMENTS	158
14) PREMISES AND EQUIPMENT	160
15) INTANGIBLE ASSETS	161
16) DEPOSITS, FEDERAL FUNDS PURCHASED AND SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE AND FUNDS FROM ISSUANCE OF SECURITIES	162
17) BORROWING AND ONLENDING	166
18) PROVISIONS, CONTINGENT ASSETS AND LIABILITIES AND LEGAL LIABILITIES - TAX AND SOCIAL SECURITY	167
19) SUBORDINATED DEBT	171
20) OTHER LIABILITIES	174
21) INSURANCE, PENSION PLANS AND CAPITALIZATION BONDS	175
22) NON-CONTROLLING INTERESTS IN SUBSIDIARIES	178
23) SHAREHOLDERS’ EQUITY (PARENT COMPANY)	178
24) FEE AND COMMISSION INCOME	181
25) PAYROLL AND RELATED BENEFITS	181
26) OTHER ADMINISTRATIVE EXPENSES	182
27) TAX EXPENSES	182
28) OTHER OPERATING INCOME	182
29) OTHER OPERATING EXPENSES	183
30) NON-OPERATING INCOME	183
31) RELATED-PARTY TRANSACTIONS (DIRECT AND INDIRECT)	184
32) FINANCIAL INSTRUMENTS	186
33) EMPLOYEE BENEFITS	197
34) INCOME TAX AND SOCIAL CONTRIBUTION	198
35) OTHER INFORMATION	202

Bradesco 115

          Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

1)   OPERATIONS

Banco Bradesco S.A. (Bradesco) is a private-sector publicly traded company and Universal Bank that carries out all types of banking activities that it is authorized to do so through its commercial, foreign exchange, consumer financing and housing loan portfolios. The Bank has a number of other activities, either directly or indirectly, through its subsidiaries, particularly in leasing, investment banking, brokerage, consortium management, credit cards, real estate projects, insurance, pension plans and capitalization bonds. Operations are conducted within the context of the companies within the Bradesco Organization, working together in the market.

2)   PRESENTATION OF THE FINANCIAL STATEMENTS

Bradesco’s consolidated financial statements include the financial statements for Banco Bradesco, its foreign branches, subsidiaries and jointly-controlled entities, in Brazil and abroad, including SPEs (Special Purpose Entities). They were prepared based on accounting practices issued by Laws 4595/64 (Brazilian Financial System Law) and 6404/76 (Brazilian Corporate Law), along with amendments introduced by Laws 11638/07 and 11941/09 relating to the accounting of operations, associated with rules and instructions of the National Monetary Council (CMN) and the Brazilian Central Bank (Bacen), Brazilian Securities and Exchange Commission (CVM), where applicable, National Private Insurance Council (CNSP), Insurance Superintendence (Susep) and National Supplementary Healthcare Agency (ANS). The financial statements of leasing companies included in the consolidated information were prepared using finance leases, whereby leased fixed assets are classified as operating leases less the residual value paid in advance.

In the preparation of these consolidated financial statements, intercompany transactions, including investments, assets and liabilities, revenue, expenses and unrealized profit were eliminated and net income and shareholders’ equity attributable to the non-controlling interests were accounted for on a separate line. For jointly-controlled investments with other shareholders, assets, liabilities and income and loss were proportionally consolidated in the consolidated financial statements according to the interest on shareholders’ equity of each investee. Goodwill on the acquisition of investments in subsidiary/unconsolidated companies or jointly-controlled entities is included in investments and intangible assets (Note 15a). The foreign exchange variation from foreign branches or investments is presented in the income statement accounts together with changes in the value of the derivative financial instrument, borrowing or onlending operation to eliminate the effect of these investment hedge instruments.

The financial statements include estimates and assumptions, such as: the calculation of estimated loan losses; fair value estimates of certain financial instruments; civil, tax and labor provisions; impairment losses of securities classified as available-for-sale and held-to-maturity and non-financial assets; the calculation of technical reserves for insurance, pension plans and capitalization bonds; and the determination of the useful life of specific assets. Actual results may differ from those based on estimates and assumptions.

Bradesco’s consolidated financial statements were approved by the Board of Directors on October 18, 2013.

116             Report on Economic and Financial Analysis – September 2013

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

Below are the primary direct and indirectly owned companies included in the consolidation:

	Activity	Equity interest
		2013		2012
		September 30	June 30	September 30
Financial Area - Brazil
Alvorada Cartões, Crédito, Financiamento e Investimento S.A.	Banking	100.00%	100.00%	100.00%
Banco Alvorada S.A. (1)	Banking	99.99%	99.99%	99.95%
Banco Bradesco Financiamentos S.A.	Banking	100.00%	100.00%	100.00%
Banco Bankpar S.A.	Banking	100.00%	100.00%	100.00%
Banco Bradesco BBI S.A.	Investment bank	98.35%	98.35%	98.35%
Banco Boavista Interatlântico S.A.	Banking	100.00%	100.00%	100.00%
Bankpar Arrendamento Mercantil S.A.	Leasing	100.00%	100.00%	100.00%
Banco Bradesco Cartões S.A.	Cards	100.00%	100.00%	100.00%
Bradesco Administradora de Consórcios Ltda.	Consortium management	100.00%	100.00%	100.00%
Banco Bradesco BERJ S.A. (2)	Banking	100.00%	100.00%	100.00%
Bradesco Leasing S.A. Arrendamento Mercantil	Leasing	100.00%	100.00%	100.00%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	Brokerage	100.00%	100.00%	100.00%
BRAM - Bradesco Asset Management S.A. DTVM	Asset management	100.00%	100.00%	100.00%
Ágora Corretora de Títulos e Valores Mobiliários S.A.	Brokerage	100.00%	100.00%	100.00%
Banco Bradescard S.A.	Cards	100.00%	100.00%	100.00%
Cielo S.A. (3)	Services	28.65%	28.65%	28.65%
Cia. Brasileira de Soluções e Serviços - Alelo (3)	Services	50.01%	50.01%	50.01%
Tempo Serviços Ltda.	Services	100.00%	100.00%	100.00%
Financial Area - Abroad
Banco Bradesco Argentina S.A.	Banking	99.99%	99.99%	99.99%
Banco Bradesco Europa S.A.	Banking	100.00%	100.00%	100.00%
Banco Bradesco S.A. Grand Cayman Branch (4)	Banking	100.00%	100.00%	100.00%
Banco Bradesco New York Branch	Banking	100.00%	100.00%	100.00%
Bradesco Securities, Inc.	Brokerage	100.00%	100.00%	100.00%
Bradesco Securities, UK.	Brokerage	100.00%	100.00%	100.00%
Insurance, Pension Plan and Capitalization Bond Area
Atlântica Capitalização S.A. (5)	Capitalization bonds	-	-	100.00%
Bradesco Argentina de Seguros S.A.	Insurance	99.90%	99.90%	99.90%
Bradesco Auto/RE Companhia de Seguros	Insurance	100.00%	100.00%	100.00%
Bradesco Capitalização S.A.	Capitalization bonds	100.00%	100.00%	100.00%
Bradesco Saúde S.A.	Insurance/health	100.00%	100.00%	100.00%
Odontoprev S.A.	Dental care	43.50%	43.50%	43.50%
Bradesco Seguros S.A.	Insurance	100.00%	100.00%	100.00%
Bradesco Vida e Previdência S.A.	Pension plan/insurance	100.00%	100.00%	100.00%
Atlântica Companhia de Seguros	Insurance	100.00%	100.00%	100.00%
Other Activities
Andorra Holdings S.A.	Holding	100.00%	100.00%	100.00%
Bradseg Participações S.A.	Holding	100.00%	100.00%	100.00%
Bradescor Corretora de Seguros Ltda.	Insurance brokerage	100.00%	100.00%	100.00%
Bradesplan Participações Ltda.	Holding	100.00%	100.00%	100.00%
BSP Empreendimentos Imobiliários S.A.	Real estate	100.00%	100.00%	100.00%
Cia. Securitizadora de Créditos Financeiros Rubi	Credit acquisition	100.00%	100.00%	100.00%
Columbus Holdings S.A.	Holding	100.00%	100.00%	100.00%
Nova Paiol Participações Ltda.	Holding	100.00%	100.00%	100.00%
Scopus Tecnologia Ltda.	Information technology	100.00%	100.00%	100.00%
União Participações Ltda.	Holding	100.00%	100.00%	100.00%

(1)     Increase in equity interest through share acquisition in February 2013;

(2)     Currently Banco Berj S.A.;

(3)     Company proportionally consolidated, pursuant to CMN Resolution 2723/00 and CVM Rule 247/96;

(4)     The special purpose entity International Diversified Payment Rights Company is being consolidated. The company takes part in the securitization operation of future flow of payment orders received from overseas (Note 16d); and

(5)     Company merged into Bradesco Capitalização in October 2012.

Bradesco 117

          Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

3)   SIGNIFICANT ACCOUNTING PRACTICES

a)   Functional and Presentation Currencies

Consolidated financial statements are presented in Brazilian reais, which is also Bradesco’s functional currency. Foreign branches and subsidiaries are mainly a continuation of activities in Brazil, and, therefore, assets, liabilities and profit or losses are translated into Brazilian reais using the appropriate currency exchange rate to comply with accounting practices adopted in Brazil. Foreign currency translation gains and losses arising are recognized in the period’s income statement under items “Derivative Financial Instruments” and “Borrowing and Onlending.”

b)   Income and Expense Recognition

Income and expenses are recognized on an accrual basis together to determine the net income for the period to which they relate, regardless of receipt or payment of funds.

Fixed rate transactions are recorded at their redemption value with the income or expense relating to future periods being recorded as a deduction from the corresponding asset or liability. Finance income and costs are prorated daily and calculated based on the exponential method, except when they relate to discounted notes or to foreign transactions which are calculated using the straight-line method.

Floating rate or foreign-currency-indexed transactions are adjusted for inflation at the end of the reporting period.

Insurance and coinsurance premiums, net of premiums assigned to coinsurance and corresponding commissions, are recorded upon the issue of the related policies/certificates/indorsements and invoices, or upon the beginning of the effectiveness of risk in cases in which the risk begins before the issue, and recognized on a straight-line basis during the policies’ effective period through accrual and reversal of the unearned premium reserve of deferred acquisition costs. Revenues from premiums and the corresponding deferred acquisition costs, relating to existing risk but with no policy issued, are recorded in the income statement at the beginning of the risk coverage, based on estimated figures.

Income and expenses  arising from DPVAT insurance operations are recorded based on information provided by the Seguradora Líder dos Consórcios do Seguro DPVAT S.A.

Accepted coinsurance and retrocession operations are recorded based on the information received from other companies and IRB - Brasil Resseguros S.A., respectively. Reinsurance operations are recorded based on their financial records subject to analysis. Deferral of reinsurance premiums granted is consistent to the corresponding reinsurance premium and/or reinsurance contract.

Brokerage and acquisition of new health insurance operations are deferred and recorded in the income statement on a straight-line basis according to the average time beneficiaries stay in a plan, as measured by a technical study, as provided for in ANS Normative Rule 314/12.

Pension plan contributions and life insurance premiums covering survival are recognized in the income statement as they are received. Income from management fees paid by special-purpose investment funds are recognized on the accrual basis at contractual rates.

Income from capitalization bonds is recognized when it is effectively received. Income from expired capitalization plans is recorded after the statute of limitation, under Article 206 of the Brazilian Civil Code. The expenses for placement of capitalization bonds, classified as “Acquisition Costs,” are recognized when they are incurred. Technical reserves are recorded when the respective revenues are registered in books.

118             Report on Economic and Financial Analysis – September 2013

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

c)   Cash and cash equivalents

Cash and cash equivalents include: funds available in currency, investments in gold, investments in federal funds purchases and securities sold under agreements to repurchase and interest-earning deposits in other banks, maturing in 90 days or less and present an insignificant risk of change in fair value, that are used by Bradesco to manage its short-term commitments.

Cash and cash equivalents detailed balances are reflected in Note 6.

d)   Interbank investments

Unrestricted purchase and sale commitments are stated at their fair value. Other investments are stated at cost, plus income earned up to the end of the reporting period, net of any devaluation allowance, if applicable.

The breakdown, terms and proceeds relating to interbank investments are presented in Note 7.

e)   Securities - Classification

•       Trading securities - securities acquired for the purpose of being actively and frequently traded. They are recorded at cost, plus income earned and adjusted to market value recognized in profit or loss for the period;

•       Available-for-sale securities - securities that are not specifically intended for trading purposes or to be held to maturity. They are recorded at cost, plus income earned, which is recorded in profit or loss in the period and adjusted to market value within shareholders' equity, net of tax, which will be recognized in profit or loss only when effectively disposed; and

•       Held-to-maturity securities - securities intended and for the financial capacity to be held in the portfolio up to maturity. They are recorded at cost, plus earnings recognized in profit or loss for the period.

Securities classified as trading or available-for-sale, as well as derivative financial instruments, are recorded at their estimated fair value in the consolidated statement of financial position. The fair value is generally based on market prices or quotations for assets or liabilities with similar characteristics. If market prices are not available, fair values are based on traders’ quotations, pricing models, discounted cash flows or similar techniques to determine the fair value and may require judgment or significant estimates by Management.

Classification, breakdown and segmentation of securities are presented in Note 8 (a to d).

f)    Derivative financial instruments (assets and liabilities)

Classified according to intended use by Management, on the date that the operation was contracted and considering if it was intended for hedging purposes or not.

Operations involving derivative financial instruments are designed to meet the Bank’s own needs in order to manage overall exposure, as well as to meet customer requests to manage their positions. Gains and losses are recorded in income or expenses accounts of the respective financial instruments.

Derivative financial instruments used to mitigate risk deriving from exposure to variations in the market value of financial assets and liabilities are designated as hedges and are classified according to their nature:

•       Market risk hedge: for financial instruments classified in this category as well as the hedge-related financial assets and liabilities, gains and losses, realized or not, are recorded in the income statement; and

Bradesco 119

          Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

•       Cash flow hedge: the effective portion of valuation or devaluation of financial instruments classified in this category is recorded, net of taxes, in a specific account under shareholders’ equity. The ineffective portion of the respective hedge is directly recognized in profit or loss.

A breakdown of amounts included in derivative financial instruments, in the balance sheet and off-balance-sheet accounts, is disclosed in Note 8 (e to h).

g)   Loans and leasing, advances on foreign exchange contracts, other receivables with credit characteristics and allowance for loan losses

Loans and leasing, advances on foreign exchange contracts and other receivables with credit characteristics are classified according to their corresponding levels of risk in compliance with:
(i) the parameters established by CMN Resolution 2682/99, with nine levels of risk from “AA” (minimum risk) to “H” (maximum risk); and (ii) Management’s level of risk assessment. This assessment, which is carried out regularly, considers current economic conditions and past experience with loan losses, as well as specific and general risks relating to operations, debtors and guarantors. Moreover, the period of late payment defined in CMN Resolution 2682/99 is also considered to rate customer risk as follows:

Past-due period (1)	Customer rating
● from 15 to 30 days	B
● from 31 to 60 days	C
● from 61 to 90 days	D
● from 91 to 120 days	E
● from 121 to 150 days	F
● from 151 to 180 days	G
● more than 180 days	H

(1)  For transactions with terms of more than 36 months, past-due periods are doubled, as allowed under CMN Resolution 2682/99.

Interest and inflation adjustments on past-due transactions are only recognized up to the 59th day that they are past due. As from the 60th day, they are recognized in deferred income.

H-rated past-due transactions remain at this level for six months, after which they are written-off against the existing allowance and controlled in off-balance-sheet accounts for at least five years.

Renegotiated transactions are maintained at least at the same level as previously classified. Renegotiations already written-off against the allowance and that were recorded in off-balance-sheet accounts, are rated as level “H” and any possible gains derived from their renegotiation are recognized only when they are effectively received. When there is a significant repayment on the operation or when new material facts justify a change in the level of risk, the operation may be reclassified to a lower risk category.

The estimated allowance for loan losses is calculated to sufficiently cover probable losses, considering CMN and Bacen standards and instructions, together with Management assessment to determine credit risk.

Type, values, terms, levels of risk, concentration, economic sector of the activity, renegotiation and income from loans, as well as the breakdown of expenses and statement of financial position accounts for the allowance for loan losses are presented in Note 10.

h)   Income tax and social contribution (assets and liabilities)

Income tax and social contribution credits, calculated on income tax losses, social contribution losses and temporary additions are recorded in “Other Receivables - Sundry” and the provisions for deferred tax liabilities on tax differences in leasing depreciation and mark-to-market adjustments on securities are recorded in “Other Liabilities - Tax and Social Security.” The income tax rate only applies to tax differences in leasing depreciation.

120             Report on Economic and Financial Analysis – September 2013

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

Tax credits on temporary additions are used and/or reversed against the corresponding provision. Tax credits on income tax and social contribution losses are used when taxable income is generated, under the 30% limit of the taxable profit for the period. Such tax credits are recorded based on current expectations on when the deduction can be used, considering technical studies and analyses carried out by Management.

The provision for income tax is calculated at 15% of taxable income plus a 10% surcharge. Social contribution on net income is calculated at 15% for financial institutions and insurance companies and at 9% for other companies.

Provisions were recorded for other income tax and social contribution in accordance with specific applicable legislation.

Pursuant to Law 11941/09, changes in the criteria to recognize for revenue, costs and expenses included in the net income for the period, enacted by Law 11638/07 and by Articles 37 and 38 of
Law 11941/09, shall not affect taxable income, and, for tax purposes, accounting methods and criteria in force on December 31, 2007 are considered. For accounting purposes, the tax effects of adopting the aforementioned laws are recorded in the corresponding deferred tax assets and liabilities.

The breakdown of income tax and social contribution, showing the calculations, the origin and expected use of tax credits, as well as unrecorded tax credits, are presented in Note 34.

i)    Prepaid expenses

Prepaid expenses are represented by use of funds for future benefits or services, which are recognized in the profit or loss on an accrual basis.

Incurred costs relating to corresponding assets that will generate revenue in subsequent periods are recorded in profit or loss according to the terms and the amount of expected benefits and directly written-off in profit or loss when the corresponding assets or rights are no longer part of the institution’s assets or when future benefits are no longer expected.

Prepaid expenses are shown in details in Note 12b.

j)    Investments

Investments in unconsolidated companies, with significant influence over the investee or with at least 20% of the voting rights, stated under the equity method of accounting.

Tax incentives and other investments are stated at cost, less allowance for losses/impairment, where applicable.

Subsidiaries and jointly-controlled companies are consolidated, and a list of the main companies can be found in Note 2. A list of the unconsolidated companies, as well as other investments, is shown in Note 13.

k)   Premises and equipment

Relates to the tangible assets used by the Bank in its activities or used for that purpose, including those transactions which transfer risks, benefits and controls of the assets to the entity.

Premises and equipment are stated at cost, net of the accumulated depreciation, calculated using the straight-line method according to the estimated economic useful life of the asset, as follows: premises - 4% p.a.; furniture and fixtures, machinery and equipment - 10% p.a.; transport systems - 20% p.a.; and data processing systems - 20% to 50% p.a., and adjusted for impairment, where applicable.

The breakdown of asset costs and their corresponding depreciation, as well as the unrecorded surplus value for real estate and fixed asset ratios, is presented in Note 14.

Bradesco 121

          Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

l)    Intangible assets

Relates to the right over intangible assets used by the Bank in its activities or used for that purpose.

Intangible assets comprise:

•       Future profitability/customer portfolio acquired and acquiring the right to provide banking services: is recorded and amortized, as applicable, over the period in which the asset will directly and indirectly contribute to future cash flows and adjusted through impairment, where applicable; and

•       Software: stated at cost less amortization calculated on a straight-line basis over the estimated useful life (20% to 50% p.a.), from the date it is available for use and adjusted through impairment, where applicable. Internal software development costs are recognized as an intangible asset when it is possible to show the intention and ability to complete such development, as well as reliably measure costs directly attributable to the software, which will be amortized during its estimated useful life, considering the future economic benefits generated.

Goodwill and other intangible assets, including their changes by class, are broken down in Note 15.

m) Impairment

Financial and non-financial assets are tested for impairment.

Impairment evidence may comprise the non-payment or payment delay by the debtor, possible bankruptcy process or even significant or extended decline in asset value.

An impairment loss of a financial or non-financial asset is recognized in the profit or loss for the period if the book value of an asset or cash-generating unit exceeds its recoverable value.

Impairment losses, when applicable, are presented in Note 15 (b and c).

n)   Deposits and federal funds purchased and securities sold under agreements to repurchase

These are recognized at the value of the liabilities and include, when applicable, related charges up to the end of the reporting period, on a daily prorated basis.

A breakdown of securities recorded in deposits and federal funds purchased and securities sold under agreements to repurchase, as well as terms and amounts recognized in the statement of financial position and income statement, is presented in Note 16.

o)   Technical reserves relating to insurance, pension plans and capitalization bonds

•       Damage, health and group insurance lines, except life insurance covering survival:

-        The unearned premium reserve (PPNG) is calculated on a daily prorated basis, using premiums net of coinsurance assignment, but including reinsurance transfer operations, is comprised of the portion corresponding to the periods of risk not arising from insurance policies less initial contracting costs, except for health insurance, and includes estimates for risks in effect but not issued (RVNE).

-        The unearned premium or contribution reserve (PPCNG) is calculated on a daily prorated basis considering health insurance premiums and recorded by the portion corresponding to the insurance contract risk periods to be elapsed, whose effectiveness has already started;

-        The mathematical reserve for unvested benefits (PMBaC) is calculated by the difference between the current value of future benefits and the current value of future contributions, corresponding to assumed obligations;

122             Report on Economic and Financial Analysis – September 2013

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

-       The reserve for unvested benefits relating to the individual health care plan portfolio covers the holder’s dependents for five years upon death, and it is calculated based on the time dependents are expected to remain in the plan up to the end of this five-year period; after this, it is calculated based on costs on the five-year-period plan, excluding payment of premiums;

-       The reserve for vested benefits relating to the individual health care plan portfolio comprises obligations under the terms of the contract relating to coverage of the health care plan, and premiums for the payment of insurers participating in the Bradesco Saúde – “GBS Plan” insurance, based on the present value of estimated future expenses with health care provided to dependents whose holders already deceased, as provided for in ANS Normative Resolution 75/04;

-       For Health Insurance, the reserve for incurred but not reported (IBNR) claims is calculated based on incurred but not paid (IBNP) claims less the balance of the reserve for unsettled claims (PSL) on the calculation date. A final estimate of IBNP claims based on monthly run-off triangles, which consider the claims ratio in the last 12 months, is prepared to calculate IBNP claims;

-       For other lines, the reserve for incurred but not reported (IBNR) claims is calculated based on incurred but not paid (IBNP) claims less the balance of the reserve for unsettled claims (PSL) on the calculation date. A final estimate of IBNP claims based on run-off triangles is prepared to calculate IBNP claims. The run-off triangles consider the historical development of claims paid in the last 14 semesters to determine a future projection per occurrence period;

-       The reserve for unsettled claims (PSL) considers all loss notices received up to the end of the reporting period and related costs, such as loss adjustment expenses, loss of suit, among others. The reserve is adjusted for inflation and includes all claims under litigation;

-       The reserve for redemptions and other amounts to be settled (PVR) comprises figures related to redemptions to settle and premium refund not yet paid;

-       The complementary reserve for coverage (PCC) refers to the amount necessary to complement technical reserves, as calculated through the Liability Adequacy Test (LAT), which is prepared biannually using statistic and actuarial methods based on realistic considerations, taking into account the biometric table BR-EMS of both genders, improvement of G Scale and forward interest rate structures (ETTJ) free from risk and authorized by Susep. The improvement rate is calculated from automatic updates of the biometric table, considering the expected increase in future life expectancy; and

-       Other technical reserves are mainly recorded to cover differences between the premiums future adjustments and the ones necessary to the technical balance of healthcare plan individual portfolio, adopting the formula included in the actuarial technical note approved by ANS.

•       Pension plans and life insurance covering survival:

-       The unrealized risk premiums (PPNG) is calculated on a daily prorated basis, using premiums net of coinsurance assignment, but including reinsurance transfer operations, is comprised of the portion corresponding to periods of risks not arising from insurance policies and includes an estimate for risks in effect but not issued (RVNE).

-       The mathematical reserve for unvested benefits (PMBaC) is recorded for participants who have not yet received any benefit. In defined benefit pension plans, the reserve represents the difference between the current value of future benefits and the current value of future contributions, corresponding to obligations in the form of retirement, disability, pension and annuity plans. The reserve is calculated using methodologies and assumptions set forth in the actuarial technical notes;

Bradesco 123

          Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

-      The mathematical reserve for unvested benefits related to life insurance and unrestricted benefit pension plans (VGBL and PGBL), apart from the defined contribution plans, shows the value of participant contributions, net of costs and other contractual charges, plus income from investment;

-      The reserve for redemptions and other amounts to be settled (PVR) comprises figures related to redemptions to settle, premium refund and portability requested not yet transferred to the recipient;

-      The mathematical reserve for vested benefits (PMBC) is recognized for participants already benefiting and corresponds to the present value of future obligations related to the payment of ongoing benefits;

-       The complementary reserve for coverage (PCC) refers to the amount necessary to complement technical reserves, as calculated through the Liability Adequacy Test (LAT), which is prepared biannually using statistic and actuarial methods based on realistic considerations, taking into account the biometric table BR-EMS of both genders, improvement of G Scale and forward interest rate structures (ETTJ) free from risk and authorized by Susep. The improvement rate is calculated from automatic updates of the biometric table, considering the expected increase in future life expectancy;

-       The reserve for related expenses (PDR) is recorded to cover estimated benefit and claims expenses;

-      The reserve for financial surplus (PEF) corresponds to the portion of income from investment of reserves that exceeds minimum returns from pension plans that have a financial surplus in the participation clause;

-      The reserve for technical surplus (PET) corresponds to the difference between the expected and the actual amounts for events in the period for pension plans that have a technical surplus in the participation clause;

-      The reserve for incurred but not reported (IBNR) events, relating to pension plans, is recorded in compliance with Susep Circular Letter 448/12;

-      The reserve for unsettled claims (PSL) considers all loss notices received up to the end of the reporting period and related costs, such as loss adjustment expenses, loss of suit, among others. The reserve is adjusted for inflation and includes all claims under litigation; and

-      Other technical reserves (OTP) comprise the amounts required by Susep Circular Letter 462/13.

•       Capitalization bonds:

-       The mathematical reserve for capitalization bond (PMC) is recorded for each active or suspended capitalization bond during the estimated term set forth in the general conditions of the plan, and is calculated according to the methodology set forth in the actuarial technical notes;

-      The reserve for redemption (PR) is recorded from capitalization bonds overdue or not yet due where early redemption has been requested by the customer. Reserves are adjusted for inflation based on the indexes provided in each plan;

-      The reserve for draws not yet taken place (PSR) and the reserve for draws payable (PSP) are recorded to cover premiums for future draws (not yet taken place) and also for prize money from draws where customers have already been chosen (payable);

-       The complementary draw reserve (PCS) is recorded to cover possible insufficiency for payment of draw premiums; and

124             Report on Economic and Financial Analysis – September 2013

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

-       The reserve for administrative expense (PDA) is recorded to cover the plan’s expenses with placement and disclosure, brokerage and others, and complies with the methodology established in actuarial technical note.

Technical reserves are shown by account, product and segment, as well as amounts and details of plan assets covering these technical reserves, and are shown in Note 21.

p)   Provisions, contingent assets and liabilities and legal obligations - tax and social security

Provisions, contingent assets and liabilities, and legal obligations, as defined below, are recognized, measured and disclosed in accordance with the criteria set out in CPC 25, approved by
CMN Resolution 3823/09 and CVM Resolution 594/09:

•       Contingent assets: these are not recognized in the financial statements, except when Management has control over the situation or when there are real guarantees or favorable judicial decisions, to which no further appeals are applicable, classifying the gain as practically certain by confirming the expectation of receipt or compensation against another liability. Contingent assets with a chance of probable success are disclosed in the notes to the financial statements;

•       Provisions: these are recorded taking into consideration the opinion of legal counsel, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts, whenever the loss is deemed probable which would cause a probable outflow of funds to settle the obligation and when amounts can be reliably measured;

•       Contingent liabilities: according to CPC 25, the term “contingent” is used for liabilities that are not recognized because their existence will only be confirmed by the occurrence of one or more uncertain future events beyond Management’s control. Contingent liabilities considered as possible losses should only be disclosed in the notes when relevant. Obligations deemed remote are not recorded as a provision nor disclosed; and

•       Legal obligations - provision for tax risks: results from judicial proceedings, being contested on the grounds of legality or constitutionality, which, regardless of the assessment of the probability of success, are fully recognized in the financial statements.

Details on lawsuits, as well as segregation and changes in amounts recorded, by type, are presented in Note 18.

q)   Funding expenses

Expenses related to funding transactions involving the issuance of securities are recognized in the profit or loss over the term of the transaction and reduces the corresponding liability. They are presented in Notes 16c and 19.

r)    Other assets and liabilities

Assets are stated at their realizable amounts, including, when applicable, related income and monetary and exchange variations (on a daily prorated basis), less provision for losses, when deemed appropriate. Liabilities include known or measurable amounts, including related charges and monetary and exchange variations (on a daily prorated basis).

s)   Subsequent events

These refer to events occurring from the end of the reporting period to the date they are authorized to be issued.

Bradesco 125

          Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

They comprise the following:

•       Events resulting in adjustments: events relating to conditions already existing at the end of the reporting period; and

•       Events not resulting in adjustments: events relating to conditions not existing at the end of the reporting period.

Except for the raise in salary levels, referring to the 2013 collective bargaining agreement, under item “personnel expenses”, there were no subsequent events that need to be adjusted or disclosed for these consolidated financial statements as at September 30, 2013.

4)   INFORMATION FOR COMPARISON PURPOSES

Reclassifications

There were no reclassifications or other relevant information for previous periods that affect the comparability of the consolidated financial statements for the period ended September 30, 2013.

126             Report on Economic and Financial Analysis – September 2013

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

5)   STATEMENT OF FINANCIAL POSITION AND INCOME STATEMENT ADJUSTED BY OPERATING SEGMENT

a)   Statement of financial position

	R$ thousand
	Financial (1) (2)		Insurance Group (2) (3)		Other Activities (2)	Eliminations (4)	Total Consolidated
	Brazil	Abroad	Brazil	Abroad
Assets
Current and long-term assets	694,638,213	87,521,134	154,459,696	3,442	1,654,641	(45,913,618)	892,363,508
Cash and due from banks	13,699,441	2,956,164	301,145	1,118	61,268	(592,054)	16,427,082
Interbank investments	142,944,558	2,022,048	-	-	-	-	144,966,606
Securities and derivative financial instruments	158,882,501	11,766,800	143,117,891	2,278	940,314	(1,030,491)	313,679,293
Interbank and interdepartmental accounts	52,121,148	-	-	-	-	-	52,121,148
Loan and leasing	238,500,129	70,134,039	-	-	-	(42,315,191)	266,318,977
Other receivables and other assets	88,490,436	642,083	11,040,660	46	653,059	(1,975,882)	98,850,402
Permanent assets	55,166,935	39,607	3,041,170	185	679,818	(43,597,097)	15,330,618
Investments	44,503,729	-	985,936	151	16,929	(43,597,097)	1,909,648
Premises and equipment	3,472,842	14,595	857,387	34	47,216	-	4,392,074
Intangible assets	7,190,364	25,012	1,197,847	-	615,673	-	9,028,896
Total on September 30, 2013	749,805,148	87,560,741	157,500,866	3,627	2,334,459	(89,510,715)	907,694,126
Total on June 30, 2013	744,706,198	90,148,233	155,703,103	3,953	1,908,754	(95,772,873)	896,697,368
Total on September 30, 2012	712,501,683	83,680,470	145,737,656	6,033	1,260,550	(86,898,409)	856,287,983

Liabilities
Current and long-term liabilities	681,267,624	61,519,236	141,547,442	1,316	970,899	(45,913,618)	839,392,899
Deposits	190,432,503	27,025,327	-	-	-	(680,435)	216,777,395
Federal funds purchased and securities sold under agreements to repurchase	256,415,961	2,205,428	-	-	-	(41,456)	258,579,933
Funds from issuance of securities	45,161,266	11,474,811	-	-	-	(1,209,421)	55,426,656
Interbank and interdepartmental accounts	4,803,711	1,646	-	-	-	-	4,805,357
Borrowing and onlending	83,019,959	10,358,172	-	-	-	(42,071,298)	51,306,833
Derivative financial instruments	3,119,416	118,396	-	-	-	(77)	3,237,735
Technical reserves from insurance, pension plans and capitalization bonds	-	-	133,552,562	1,103	-	-	133,553,665
Other liabilities:
- Subordinated debts	26,573,764	9,561,559	-	-	-	-	36,135,323
- Other	71,741,044	773,897	7,994,880	213	970,899	(1,910,931)	79,570,002
Deferred income	655,337	-	-	-	20,858	-	676,195
Non-controlling interests in subsidiaries	848,795	26,041,505	15,953,424	2,311	1,342,702	(43,597,097)	591,640
Shareholders’ equity	67,033,392	-	-	-	-	-	67,033,392
Total on September 30, 2013	749,805,148	87,560,741	157,500,866	3,627	2,334,459	(89,510,715)	907,694,126
Total on June 30, 2013	744,706,198	90,148,233	155,703,103	3,953	1,908,754	(95,772,873)	896,697,368
Total on September 30, 2012	712,501,683	83,680,470	145,737,656	6,033	1,260,550	(86,898,409)	856,287,983

Bradesco 127

          Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

b)   Income statement

	R$ thousand
	Financial (1) (2)		Insurance Group (2) (3)		Other Activities (2)	Eliminations (4)	Total Consolidated
	Brazil	Abroad	Brazil	Abroad
Revenues from financial intermediation	60,504,129	3,116,192	6,371,495	-	34,393	(545,194)	69,481,015
Expenses from financial intermediation	41,674,330	1,196,723	3,832,783	-	-	(545,224)	46,158,612
Gross income from financial intermediation	18,829,799	1,919,469	2,538,712	-	34,393	30	23,322,403
Other operating income/expenses	(12,850,194)	(170,106)	2,017,170	(986)	92,143	(30)	(10,912,003)
Operating income	5,979,605	1,749,363	4,555,882	(986)	126,536	-	12,410,400
Non-operating income	(56,731)	5,098	(34,240)	-	(6)	-	(85,879)
Income before taxes and non-controlling interest	5,922,874	1,754,461	4,521,642	(986)	126,530	-	12,324,521
Income tax and social contribution	(1,552,482)	(13,047)	(1,711,103)	(441)	(36,835)	-	(3,313,908)
Non-controlling interests in subsidiaries	(8,465)	-	(70,226)	-	(94)	-	(78,785)
Net income for September 30, 2013 YTD	4,361,927	1,741,414	2,740,313	(1,427)	89,601	-	8,931,828
Net income for September 30, 2012 YTD	5,526,296	273,288	2,622,914	(395)	65,778	-	8,487,881
Net income for the third quarter of 2013	1,264,336	883,319	878,234	(60)	38,161	-	3,063,990
Net income for the second quarter of 2013	1,371,229	631,323	932,463	(1,370)	15,074	-	2,948,719

(1)  The financial segment is comprised of financial institutions, holding companies—which are mainly responsible for managing financial resources, and credit card, consortium and asset management companies;

(2)  The asset, liability, income and expense balances among companies from the same segment are eliminated;

(3)  The Insurance Group segment comprises insurance, pension plan and capitalization bond companies; and

(4)  Refer to amounts eliminated among companies from different segments, as well as among operations carried out in Brazil and abroad.

6)   CASH AND CASH EQUIVALENTS

	R$ thousand
	2013		2012
	September 30	June 30	September 30
Cash and due from banks in domestic currency	12,707,782	11,618,039	7,079,302
Cash and due from banks in foreign currency	3,719,201	4,561,643	5,864,567
Investments in gold	99	93	122
Total cash and due from banks	16,427,082	16,179,775	12,943,991
Interbank investments (1)	109,175,372	91,817,543	71,836,444
Total cash and cash equivalents	125,602,454	107,997,318	84,780,435

(1)  Refer to operations which mature 90 days or less from the date they were effectively invested and with insignificant risk of change in fair value.

128             Report on Economic and Financial Analysis - September 2013

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

7)   INTERBANK INVESTMENTS

a)   Breakdown and maturity

	R$ thousand
	2013						2012
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	September 30	June 30	September 30
Investments in federal funds purchased and securities sold under agreements to repurchase:
Own portfolio position	5,116,331	-	-	-	5,116,331	7,521,888	9,464,044
● National treasury notes	1,768,691	-	-	-	1,768,691	34,943	3,178,221
● National treasury bills	3,322,044	-	-	-	3,322,044	7,459,846	6,264,764
● Other	25,596	-	-	-	25,596	27,099	21,059
Funded position	109,444,752	12,371,231	1,999,991	-	123,815,974	112,438,501	96,971,122
● Financial treasury bills	58,097	-	-	-	58,097	656,670	11,639,022
● National treasury notes	41,597,307	6,372,281	1,499,991	-	49,469,579	96,005,941	53,931,636
● National treasury bills	67,789,348	5,998,950	500,000	-	74,288,298	15,775,890	31,400,464
Short position	4,726,095	3,438,587	-	-	8,164,682	19,829,523	11,421,578
● National treasury bills	4,726,095	3,438,587	-	-	8,164,682	19,829,523	11,421,578
Subtotal	119,287,178	15,809,818	1,999,991	-	137,096,987	139,789,912	117,856,744
Interest-earning deposits in other banks:
● Interest-earning deposits in other banks	2,795,950	1,248,255	2,927,402	930,315	7,901,922	7,695,677	8,916,752
● Provision for losses	(232)	(15)	(32,056)	-	(32,303)	(930)	(1,119)
Subtotal	2,795,718	1,248,240	2,895,346	930,315	7,869,619	7,694,747	8,915,633
Total on September 30, 2013	122,082,896	17,058,058	4,895,337	930,315	144,966,606
%	84.2	11.8	3.4	0.6	100.0
Total on June 30, 2013	126,416,867	18,949,723	1,025,028	1,093,041		147,484,659
%	85.8	12.8	0.7	0.7		100.0
Total on September 30, 2012	74,981,478	48,906,496	2,004,831	879,572			126,772,377
%	59.1	38.6	1.6	0.7			100.0

b)   Income from interbank investments

Classified in the income statement as income on securities transactions.

	R$ thousand
	2013			2012
	3rd Quarter	2nd Quarter	September 30 YTD	September 30 YTD
Income from investments in purchase and sale commitments:
• Own portfolio position	109,500	148,376	456,486	1,062,456
• Funded position	2,450,207	1,943,522	6,476,098	4,583,974
• Short position	1,680,803	2,470,294	5,169,337	804,927
Subtotal	4,240,510	4,562,192	12,101,921	6,451,357
Income from interest-earning deposits in other banks	87,379	130,758	344,347	596,108
Total (Note 8h)	4,327,889	4,692,950	12,446,268	7,047,465

Bradesco 129

          Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

8)   SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS

Information on securities and derivative financial instruments is as follows:

a)   Summary of the consolidated classification of securities by operating segment and issuer

	R$ thousand
	2013								2012

Financial

		Insurance/ capitalization bonds	Pension plans	Other activities	September 30%		June 30%		September 30%
Trading securities	63,392,756	3,989,538	49,103,288	722,186	117,207,768	49.3	108,837,466	44.9	145,554,743	60.1
- Government securities	21,081,353	1,429,412	9,508	480,692	23,000,965	9.7	20,575,819	8.5	67,492,124	27.8
- Corporate securities	39,003,040	2,560,126	730,609	241,494	42,535,269	17.9	41,903,168	17.3	40,024,273	16.6
- Derivative financial instruments (1)	3,308,363	-	-	-	3,308,363	1.4	3,237,633	1.3	3,099,659	1.3
- PGBL/VGBL restricted bonds	-	-	48,363,171	-	48,363,171	20.3	43,120,846	17.8	34,938,687	14.4
Available-for-sale securities	76,691,110	14,262,623	25,734,403	10,619	116,698,755	49.1	129,897,824	53.6	92,880,960	38.3
- Government securities	57,208,984	12,686,811	24,071,907	-	93,967,702	39.5	108,401,488	44.7	71,816,455	29.6
- Corporate securities	19,482,126	1,575,812	1,662,496	10,619	22,731,053	9.6	21,496,336	8.9	21,064,505	8.7
Held-to-maturity securities (4)	40,610	-	3,817,058	-	3,857,668	1.6	3,793,131	1.5	3,939,008	1.6
- Government securities	40,610	-	3,817,058	-	3,857,668	1.6	3,793,131	1.5	3,939,008	1.6
Subtotal	140,124,476	18,252,161	78,654,749	732,805	237,764,191	100.0	242,528,421	100.0	242,374,711	100.0
Purchase and sale commitments (2)	29,647,098	3,747,796	42,446,801	73,407	75,915,102		66,498,553		77,162,542
Overall total	169,771,574	21,999,957	121,101,550	806,212	313,679,293		309,026,974		319,537,253
- Government securities	78,330,947	14,116,223	27,898,473	480,692	120,826,335	50.9	132,770,438	54.7	143,247,587	59.1
- Corporate securities	61,793,529	4,135,938	2,393,105	252,113	68,574,685	28.8	66,637,137	27.5	64,188,437	26.5
- PGBL/VGBL restricted bonds	-	-	48,363,171	-	48,363,171	20.3	43,120,846	17.8	34,938,687	14.4
Subtotal	140,124,476	18,252,161	78,654,749	732,805	237,764,191	100.0	242,528,421	100.0	242,374,711	100.0
Purchase and sale commitments (2)	29,647,098	3,747,796	42,446,801	73,407	75,915,102		66,498,553		77,162,542
Overall total	169,771,574	21,999,957	121,101,550	806,212	313,679,293		309,026,974		319,537,253

130             Report on Economic and Financial Analysis - September 2013

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

b)   Breakdown of the consolidated portfolio by issuer

Securities (3)	R$ thousand
	2013									2012
	September 30							June 30		September 30
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (5) (6) (7)	Original amortized cost	Mark-to-market	Fair/book value (5) (6) (7)	Mark-to-market	Fair/book value (5) (6) (7)	Mark-to-market
Government securities	202,151	725,898	3,047,500	116,850,786	120,826,335	124,505,477	(3,679,142)	132,770,438	(1,904,768)	143,247,587	8,297,504
Financial treasury bills	60,221	260,699	1,192,727	5,543,430	7,057,077	7,047,888	9,189	7,009,615	1,146	8,163,483	8,059
National treasury bills	90,321	380,825	400,388	22,465,515	23,337,049	24,281,005	(943,956)	31,136,033	(905,129)	61,920,102	678,228
National treasury notes	-	3,387	1,451,433	88,420,585	89,875,405	92,654,408	(2,779,003)	94,326,447	(1,031,672)	72,007,120	7,450,743
Brazilian foreign debt notes	1,622	-	2,886	157,363	161,871	153,585	8,286	160,237	9,247	1,002,157	141,250
Privatization currencies	-	-	-	66,741	66,741	55,255	11,486	69,604	11,741	75,222	12,666
Other	49,987	80,987	66	197,152	328,192	313,336	14,856	68,502	9,899	79,503	6,558
Corporate securities	13,232,335	2,888,896	2,707,941	49,745,513	68,574,685	69,500,487	(925,802)	66,637,137	(1,091,165)	64,188,437	(100,300)
Bank deposit certificates	177,291	652,892	127,123	184,973	1,142,279	1,142,279	-	1,401,686	-	2,578,137	-
Shares	4,168,851	-	-	-	4,168,851	4,990,944	(822,093)	4,487,032	(1,211,411)	6,081,238	(1,409,930)
Debentures	34,096	736,646	1,804,060	30,316,564	32,891,366	32,994,054	(102,688)	30,790,387	(58,667)	27,475,905	(50,384)
Promissory notes	151,751	579,111	170,997	-	901,859	904,492	(2,633)	1,058,120	(838)	1,399,896	(3,426)
Foreign corporate securities	155,420	121,212	16,316	8,414,974	8,707,922	9,019,510	(311,588)	8,884,754	(328,112)	8,046,240	502,972
Derivative financial instruments (1)	1,982,515	384,860	182,445	758,543	3,308,363	3,048,002	260,361	3,237,633	406,021	3,099,659	382,531
Other	6,562,411	414,175	407,000	10,070,459	17,454,045	17,401,206	52,839	16,777,525	101,842	15,507,362	477,937
PGBL/VGBL restricted bonds	3,366,623	3,210,174	6,937,314	34,849,060	48,363,171	48,363,171	-	43,120,846	-	34,938,687	-
Subtotal	16,801,109	6,824,968	12,692,755	201,445,359	237,764,191	242,369,135	(4,604,944)	242,528,421	(2,995,933)	242,374,711	8,197,204
Purchase and sale commitments (2)	75,883,508	23,068	649	7,877	75,915,102	75,915,102	-	66,498,553	-	77,162,542	-

Hedge - cash flow (Note 8g)

	-	-	-	-	-	-	(48,089)	-	(7,045)	-	(687,346)

Overall total

	92,684,617	6,848,036	12,693,404	201,453,236	313,679,293	318,284,237	(4,653,033)	309,026,974	(3,002,978)	319,537,253	7,509,858

Bradesco 131

          Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

c)   Consolidated classification by category, maturity and operating segment

I)    Trading securities

Securities (3)	R$ thousand
	2013									2012
	September 30							June 30		September 30
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/ book value (5) (6) (7)	Original amortized cost	Mark-to-market	Fair/ book value (5) (6) (7)	Mark-to-market	Fair/ book value (5) (6) (7)	Mark-to-market
- Financial	7,379,525	3,175,386	3,977,531	48,860,314	63,392,756	63,367,402	25,354	60,697,211	158,625	106,322,657	1,105,427
National treasury bills	11,562	309,049	281,048	3,781,379	4,383,038	4,391,870	(8,832)	2,912,987	(34,064)	41,577,771	449,796
Financial treasury bills	55,483	137,015	750,469	3,859,951	4,802,918	4,793,891	9,027	5,146,997	656	6,373,657	7,812
Bank deposit certificates	101,548	618,446	99,506	14,780	834,280	834,280	-	834,733	-	1,120,717	-
Derivative financial instruments (1)	1,982,515	384,860	182,445	758,543	3,308,363	3,048,002	260,361	3,237,633	406,021	3,099,659	382,531
Debentures	29,356	700,848	1,452,999	26,419,607	28,602,810	28,716,466	(113,656)	27,896,986	(81,400)	26,622,635	(79,395)
Promissory notes	151,751	579,111	170,997	-	901,859	904,492	(2,633)	1,052,960	(837)	1,387,275	(3,426)
National treasury notes	-	3,385	832,109	10,745,917	11,581,411	11,685,364	(103,953)	11,007,259	(130,126)	18,028,174	402,693
Other	5,047,310	442,672	207,958	3,280,137	8,978,077	8,993,037	(14,960)	8,607,656	(1,625)	8,112,769	(54,584)
- Insurance companies and capitalization bonds	1,193,478	56,620	482,723	2,256,717	3,989,538	3,982,017	7,521	3,897,427	7,249	3,359,582	-
Financial treasury bills	-	8,278	304,765	1,085,443	1,398,486	1,398,486	-	1,241,984	-	1,121,981	-
National treasury bills	-	-	85	14,998	15,083	15,083	-	8,452	-	11,954	-
Bank deposit certificates	2,907	7,270	15,677	101,656	127,510	127,510	-	126,483	-	133,542	-
National treasury notes	-	-	404	15,440	15,844	15,844	-	2,156	-	64,818	-
Debentures	804	1,086	5,178	120,813	127,881	127,881	-	127,646	-	-	-
Other	1,189,767	39,986	156,614	918,367	2,304,734	2,297,213	7,521	2,390,706	7,249	2,027,287	-
- Pension plans	4,018,794	3,212,971	6,940,681	34,930,842	49,103,288	49,103,288	-	43,864,766	649	35,519,720	1,566
PGBL/VGBL restricted bonds	3,366,623	3,210,174	6,937,314	34,849,060	48,363,171	48,363,171	-	43,120,846	-	34,938,687	-
Other	652,171	2,797	3,367	81,782	740,117	740,117	-	743,920	649	581,033	1,566
- Other activities	176,163	47,002	69,876	429,145	722,186	722,186	-	378,062	-	352,784	-
Financial treasury bills	4,739	10,541	51,562	311,503	378,345	378,345	-	169,543	-	203,073	-
Bank deposit certificates	-	27,155	11,729	398	39,282	39,282	-	31,972	-	23,676	-
National treasury bills	78,758	3,332	-	20,257	102,347	102,347	-	9,818	-	20,319	-
Debentures	3,937	194	154	41,912	46,197	46,197	-	20,795	-	4,185	-
Other	88,729	5,780	6,431	55,075	156,015	156,015	-	145,934	-	101,531	-
Subtotal	12,767,961	6,491,978	11,470,811	86,477,018	117,207,768	117,174,893	32,875	108,837,466	166,523	145,554,743	1,106,993
Purchase and sale commitments (2)	75,613,824	23,068	649	7,877	75,645,418	75,645,418	-	66,387,014	-	76,633,696	-
Financial/other	29,689,560	23,068	-	7,877	29,720,505	29,720,505	-	17,502,100	-	28,733,038	-
Insurance companies and capitalization bonds	3,672,990	-	649	-	3,673,639	3,673,639	-	3,165,942	-	5,542,615	-
Pension plans	42,251,274	-	-	-	42,251,274	42,251,274	-	45,718,972	-	42,358,043	-
- PGBL/VGBL	40,375,123	-	-	-	40,375,123	40,375,123	-	44,797,390	-	42,285,582	-
- Funds	1,876,151	-	-	-	1,876,151	1,876,151	-	921,582	-	72,461	-
Overall total	88,381,785	6,515,046	11,471,460	86,484,895	192,853,186	192,820,311	32,875	175,224,480	166,523	222,188,439	1,106,993
Derivative financial instruments (liabilities)	(1,902,226)	(325,786)	(155,229)	(854,494)	(3,237,735)	(2,671,187)	(566,548)	(3,140,573)	(293,996)	(4,147,711)	(508,084)

132             Report on Economic and Financial Analysis - September 2013

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

II)   Available-for-sale securities

Securities (3)	R$ thousand
	2013									2012
	September 30							June 30		September 30
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/ book value (5) (6) (7)	Original amortized cost	Mark-to-market	Fair/ book value (5) (6) (7)	Mark-to-market	Fair/ book value (5) (6) (7)	Mark-to-market
- Financial	1,016,941	259,774	552,216	74,862,179	76,691,110	80,868,362	(4,177,252)	88,678,564	(3,761,964)	50,321,398	1,328,886
National treasury bills	-	68,444	119,256	18,648,881	18,836,581	19,771,703	(935,122)	28,204,774	(871,066)	20,310,059	228,433
Brazilian foreign debt securities	863	-	2,886	117,512	121,261	112,976	8,285	114,151	9,247	674,554	141,251
Foreign corporate securities	155,053	112,192	16,316	8,414,270	8,697,831	9,009,423	(311,592)	8,875,067	(328,118)	7,964,334	502,742
National treasury notes	-	-	-	37,762,992	37,762,992	40,595,677	(2,832,685)	41,764,409	(2,443,914)	11,273,861	394,128
Financial treasury bills	-	63,372	60,660	283,189	407,221	407,131	90	384,394	395	381,331	123
Bank deposit certificates	67,118	22	210	68,140	135,490	135,490	-	402,501	-	1,298,805	-
Debentures	-	-	316,823	3,569,544	3,886,367	3,905,390	(19,023)	2,494,650	(8,357)	552,819	-
Shares	793,329	-	-	-	793,329	981,188	(187,859)	730,993	(262,315)	1,526,294	(474,455)
Other	578	15,744	36,065	5,997,651	6,050,038	5,949,384	100,654	5,707,625	142,164	6,339,341	536,664
- Insurance companies and capitalization bonds	1,469,548	34,519	640,503	12,118,053	14,262,623	15,829,478	(1,566,855)	14,877,373	(1,198,156)	13,928,108	594,880
National treasury notes	-	-	618,919	12,064,934	12,683,853	14,100,658	(1,416,805)	13,160,901	(876,624)	12,211,066	934,946
Shares	1,459,079	-	-	-	1,459,079	1,610,287	(151,208)	1,573,349	(325,157)	1,566,900	(320,858)
Debentures	-	34,519	18,646	47,731	100,896	83,423	17,473	122,195	18,189	112,841	16,361
Other	10,469	-	2,938	5,388	18,795	35,110	(16,315)	20,928	(14,564)	37,301	(35,569)
- Pension plans	1,535,281	38,697	29,225	24,131,200	25,734,403	24,632,999	1,101,404	26,329,512	1,797,664	28,624,671	5,163,351
Shares	1,521,974	-	-	-	1,521,974	2,004,113	(482,139)	1,500,326	(630,182)	1,599,571	(563,900)
National treasury notes	-	-	-	24,014,245	24,014,245	22,439,807	1,574,438	24,630,297	2,418,343	26,798,320	5,717,411
Debentures	-	-	10,260	116,955	127,215	114,698	12,517	126,509	12,902	145,202	13,374
Other	13,307	38,697	18,965	-	70,969	74,381	(3,412)	72,380	(3,399)	81,578	(3,534)
- Other activities	10,619	-	-	-	10,619	5,735	4,884	12,375	-	6,783	3,094
Bank deposit certificates	5,717	-	-	-	5,717	5,717	-	5,995	-	1,397	-
Other	4,902	-	-	-	4,902	18	4,884	6,380	-	5,386	3,094
Subtotal	4,032,389	332,990	1,221,944	111,111,432	116,698,755	121,336,574	(4,637,819)	129,897,824	(3,162,456)	92,880,960	7,090,211

Bradesco 133

          Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

Securities (3)	R$ thousand
	2013									2012
	September 30							June 30		September 30
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/ book value (5) (6) (7)	Original amortized cost	Mark-to-market	Fair/ book value (5) (6) (7)	Mark-to-market	Fair/ book value (5) (6) (7)	Mark-to-market
Purchase and sale commitments (2)	269,684	-	-	-	269,684	269,684	-	111,539	-	528,846	-
Insurance companies and capitalization bonds	74,157	-	-	-	74,157	74,157	-	3,934	-	475,582	-
Pension plans	195,527	-	-	-	195,527	195,527	-	107,605	-	53,264	-
Subtotal	4,302,073	332,990	1,221,944	111,111,432	116,968,439	121,606,258	(4,637,819)	130,009,363	(3,162,456)	93,409,806	7,090,211
Hedge - cash flow (Note 8g)	-	-	-	-	-	-	(48,089)	-	(7,045)	-	(687,346)
Overall total	4,302,073	332,990	1,221,944	111,111,432	116,968,439	121,606,258	(4,685,908)	130,009,363	(3,169,501)	93,409,806	6,402,865

III)           Held-to-maturity securities

Securities (3)	R$ thousand
	2013						2012
	September 30					June 30	September 30
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Original amortized cost (5) (6)	Original amortized cost (5) (6)	Original amortized cost (5) (6)
Financial	-	-	-	40,610	40,610	46,086	327,604
Brazilian foreign debt notes	-	-	-	40,610	40,610	46,086	327,604
Pension plans	-	-	-	3,817,058	3,817,058	3,747,045	3,611,404
National treasury notes	-	-	-	3,817,058	3,817,058	3,747,045	3,611,404
Overall total (4)	-	-	-	3,857,668	3,857,668	3,793,131	3,939,008

134             Report on Economic and Financial Analysis - September 2013

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

d)   Breakdown of the portfolios by financial statement classification

Securities	R$ thousand
	2013						2012
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total on September 30 (3) (5) (6) (7)	Total on June 30 (3) (5) (6) (7)	Total on September 30 (3) (5) (6) (7)
Own portfolio	90,515,330	5,932,642	10,913,179	125,769,246	233,130,397	217,978,325	228,250,676
Fixed income securities	86,346,479	5,932,642	10,913,179	125,769,246	228,961,546	213,491,293	222,169,438
● Financial treasury bills	60,221	161,433	993,108	3,566,231	4,780,993	4,902,311	6,060,044
● National treasury notes	-	-	619,761	39,920,643	40,540,404	42,494,397	42,723,486
● Brazilian foreign debt securities	1,478	-	2,886	143,768	148,132	160,237	211,206
● Bank deposit certificates	177,291	652,892	127,123	184,973	1,142,279	1,401,686	2,578,137
● National treasury bills	90,321	3,881	4,893	277,819	376,914	1,888,855	11,279,352
● Foreign corporate securities	120,546	121,212	16,316	6,234,700	6,492,774	4,329,874	2,753,318
● Debentures	34,096	736,646	1,804,060	30,316,564	32,891,366	30,790,387	27,475,905
● Purchase and sale commitments (2)	75,883,508	23,068	649	7,877	75,915,102	66,498,553	77,162,542
● PGBL/VGBL restricted bonds	3,366,623	3,210,174	6,937,314	34,849,060	48,363,171	43,120,846	34,938,687
● Other	6,612,395	1,023,336	407,069	10,267,611	18,310,411	17,904,147	16,986,761
Equity securities	4,168,851	-	-	-	4,168,851	4,487,032	6,081,238
● Shares of listed companies (technical reserve)	1,720,257	-	-	-	1,720,257	1,775,308	1,748,139
● Shares of listed companies (other)	2,448,594	-	-	-	2,448,594	2,711,724	4,333,099
Restricted securities	186,628	530,534	1,597,780	74,308,347	76,623,289	86,363,999	87,337,754
Repurchase agreements	186,628	467,162	1,408,379	68,676,568	70,738,737	76,361,630	82,456,249
● National treasury bills	-	376,944	395,495	18,112,458	18,884,897	20,384,734	46,971,020
● Brazilian foreign debt securities	-	-	-	13,739	13,739	-	790,951
● Financial treasury bills	-	35,894	10,218	472,795	518,907	355,340	303,577
● National treasury notes	-	3,373	831,672	47,897,302	48,732,347	51,066,676	29,097,779
● Foreign corporate securities	34,874	-	-	2,180,274	2,215,148	4,554,880	5,292,922
● Promissory notes	151,754	50,951	170,994	-	373,699	-	-
Brazilian Central Bank	-	-	-	-	-	47,224	-
• National treasury notes	-	-	-	-	-	47,224	-
Privatization currencies	-	-	-	66,741	66,741	69,604	75,222
Guarantees provided	-	63,372	189,401	5,565,038	5,817,811	9,885,541	4,806,283
● National treasury bills	-	-	-	3,457,994	3,457,994	7,415,427	2,838,732
● Financial treasury bills	-	63,372	189,401	1,504,404	1,757,177	1,751,964	1,781,696
● National treasury notes	-	-	-	602,640	602,640	718,150	185,855
Derivative financial instruments (1)	1,982,515	384,860	182,445	758,543	3,308,363	3,237,633	3,099,659
Securities subject to unrestricted repurchase agreements	-	-	-	617,244	617,244	1,447,017	849,164
● National treasury bills	-	-	-	617,244	617,244	1,447,017	830,998
● Financial treasury bills	-	-	-	-	-	-	18,166
Overall total	92,684,473	6,848,036	12,693,404	201,453,380	313,679,293	309,026,974	319,537,253
%	29.5	2.2	4.0	64.3	100.0	100.0	100.0

(1)  Consistent with the criterion adopted by Bacen Circular Letter 3068/01 and due to the characteristics of the securities, we are considering the derivative financial instruments, except those considered as cash flow hedges under the category Trading Securities;

(2)  These refer to investment fund resources and managed portfolios applied on purchase and sale commitments with Bradesco, whose owners are consolidated subsidiaries, included in the consolidated financial statements;

(3)  The investment fund quotas were distributed according to the instruments composing their portfolios and maintaining the fund category classification;

(4)  In compliance with Article 8 of Bacen Circular Letter 3068/01, Bradesco declares that it has financial capacity and intention to maintain held-to-maturity securities up to their maturity dates. This financial capacity is proven in Note 32a, which presents the maturity of asset and liability operations;

(5)  The number of days to maturity was based on the maturity of the instruments, regardless of their accounting classification;

(6)  This column reflects book value after mark-to-market in accordance with item (7), except for held-to-maturity instruments, whose market value is higher than the original amortized cost for the amount of R$1,753,311 thousand (R$1,834,739 thousand on June 30, 2013 and R$2,484,697 thousand on September 30, 2012); and

(7)  The market value of securities is determined based on the market price available at the end of the reporting period. If no market price quotation is available at the end of the reporting period, amounts are estimated based on the prices quoted by dealers, pricing models, quotation models or price quotations for instruments with similar characteristics; for investment funds, the original amortized cost reflects the market value of the respective quotas.

Bradesco 135

          Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

e)   Derivative financial instruments

Bradesco carries out transactions involving derivative financial instruments, which are recorded in the statement of financial position or in off-balance-sheet accounts, to meet its own needs in managing its global exposure, as well as to meet its customer’s requests, in order to manage their exposure. These operations involve a series of derivatives, including interest rate swaps, currency swaps, futures and options. Bradesco’s risk management policy is based on the utilization of derivative financial instruments mainly to mitigate the risks from operations carried out by the Bank and its subsidiaries.

Securities classified as trading and available-for-sale, as well as derivative financial instruments, are recognized in the consolidated statement of financial position at their estimated fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. Should market prices not be available, fair values are based on dealer quotations, pricing models, discounted cash flows or similar techniques for which the determination of fair value may require judgment or significant estimates by the Management.

Quoted market prices are used to determine the fair value of derivative financial instruments. The fair value of swaps is determined by using discounted cash flow modeling techniques that use yield curves, reflecting adequate risk factors. The information to build yield curves is mainly obtained from the Securities, Commodities and Futures Exchange (BM&FBOVESPA) and the domestic and international secondary market. These yield curves are used to determine the fair value of currency swaps, interest rate and other risk factors swaps. The fair value of forward and futures contracts is also determined based on market price quotations for derivatives traded at the stock exchange or using methodologies similar to those outlined for swaps. The fair values of loan derivative instruments are determined based on market price quotation or from specialized entities. The fair value of options is determined based on mathematical models, such as Black & Scholes, using yield curves, implied volatilities and the fair value of corresponding assets. Current market prices are used to calculate volatility.

Derivative financial instruments in Brazil mainly refer to swap and futures operations and are registered at the OTC Clearing House (Cetip) and BM&FBOVESPA.

Operations involving forward contracts of indexes and currencies are contracted by Management to hedge Bradesco’s overall exposures and to meet customer needs.

Foreign derivative financial instruments refer to swap, forward, options, credit and futures operations and are mainly carried out at the stock exchanges of Chicago and New York, as well as the over-the-counter markets.

136             Report on Economic and Financial Analysis - September 2013

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

I)    Amount of derivative financial instruments recorded in balance sheet and off-balance-sheet accounts

	R$ thousand
	2013				2012
	September 30		June 30		September 30
	Overall amount	Net amount	Overall amount	Net amount	Overall amount	Net amount
Futures contracts
Purchase commitments:	145,560,495		196,616,218		88,984,078
- Interbank market	136,868,520	-	185,532,147	-	75,350,210	-
- Foreign currency	8,615,349	-	11,034,161	-	13,602,498	-
- Other	76,626	-	49,910	-	31,370	-
Sale commitments:	287,122,209		341,422,889		454,440,256
- Interbank market (1)	251,479,293	114,610,773	297,055,555	111,523,408	414,762,926	339,412,716
- Foreign currency (2)	35,526,825	26,911,476	44,218,058	33,183,897	38,369,038	24,766,540
- Other	116,091	39,465	149,276	99,366	1,308,292	1,276,922

Option contracts
Purchase commitments:	186,569,850		90,312,574		56,582,443
- Interbank market	184,029,021	-	89,252,700	-	55,513,695	-
- Foreign currency	1,985,187	-	548,201	-	461,033	-
- Other	555,642	220,557	511,673	141,128	607,715	-
Sale commitments:	201,396,028		96,395,214		74,550,857
- Interbank market	198,260,255	14,231,234	94,879,622	5,626,922	73,062,914	17,549,219
- Foreign currency	2,800,688	815,501	1,145,047	596,846	527,174	66,141
- Other	335,085	-	370,545	-	960,769	353,054

Forward contracts
Purchase commitments:	15,107,686		23,085,324		28,500,273
- Foreign currency	14,388,071	6,085,234	22,605,990	11,547,741	27,678,801	19,286,759
- Other	719,615	-	479,334	-	821,472	-
Sale commitments:	9,307,402		11,539,330		10,403,618
- Foreign currency	8,302,837	-	11,058,249	-	8,392,042	-
- Other	1,004,565	284,950	481,081	1,747	2,011,576	1,190,104

Swap contracts
Assets (long position):	62,720,276		46,696,235		35,514,483
- Interbank market	10,774,736	667,087	10,671,693	1,843,102	7,622,947	-
- Fixed rate	4,548,907	1,380,945	4,087,314	1,326,802	3,935,344	2,064,278
- Foreign currency (3)	24,814,187	-	24,296,479	-	21,092,590	-
- General Price Index - Market (IGP-M)	1,308,023	-	1,206,371	-	943,351	-
- Other	21,274,423	-	6,434,378	-	1,920,251	-
Liabilities (short position):	62,623,437		46,250,410		35,699,787
- Interbank market	10,107,649	-	8,828,591	-	7,658,651	35,704
- Fixed rate	3,167,962	-	2,760,512	-	1,871,066	-
- Foreign currency (3)	25,227,009	412,822	25,827,340	1,530,861	21,528,936	436,346
- IGP-M	2,369,528	1,061,505	2,335,778	1,129,407	2,391,720	1,448,369
- Other	21,751,289	476,866	6,498,189	63,811	2,249,414	329,163

Derivatives include operations maturing in D+1.

(1)  Includes cash flow hedges to protect CDI-related funding, for the amount of R$21,603,443 thousand (R$17,479,586 thousand on June 30, 2013 and R$28,790,922 thousand on September 30, 2012) (Note 8g);

(2)  Includes specific hedges to protect foreign investments totaling R$26,289,036 thousand (R$25,216,431 thousand on June 30, 2013 and R$22,434,605 thousand on September 30, 2012); and

(3)  Includes credit derivative operations (Note 8f).

To obtain greater payment assurance for operations with financial institutions and customers, Bradesco established compensation and settlement agreements for liabilities within the National Financial System, in accordance with CMN Resolution 3263/05.

Bradesco 137

          Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

II)   Breakdown of derivative financial instruments (assets and liabilities) shown at original amortized cost and market value

	R$ thousand
	2013						2012
	September 30			June 30			September 30
	Original amortized cost	Mark-to-market adjustment	Market value	Original amortized cost	Mark-to-market adjustment	Market value	Original amortized cost	Mark-to-market adjustment	Market Value
Adjustment receivables - swaps	1,222,623	253,531	1,476,154	1,253,464	408,380	1,661,844	567,325	308,218	875,543
Receivable forward purchases	854,312	-	854,312	1,135,483	-	1,135,483	1,085,101	-	1,085,101
Receivable forward sales	817,905	-	817,905	395,778	-	395,778	1,009,626	-	1,009,626
Premiums on exercisable options	153,162	6,830	159,992	46,887	(2,359)	44,528	55,076	74,313	129,389
Total assets	3,048,002	260,361	3,308,363	2,831,612	406,021	3,237,633	2,717,128	382,531	3,099,659
Adjustment payables - swaps	(830,172)	(549,067)	(1,379,239)	(928,184)	(287,835)	(1,216,019)	(598,389)	(462,459)	(1,060,848)
Payable forward purchases	(686,504)	-	(686,504)	(385,462)	-	(385,462)	(903,637)	-	(903,637)
Payable forward sales	(933,726)	-	(933,726)	(1,423,146)	-	(1,423,146)	(2,056,218)	-	(2,056,218)
Premiums on written options	(220,785)	(17,481)	(238,266)	(109,785)	(6,161)	(115,946)	(81,383)	(45,625)	(127,008)
Total liabilities	(2,671,187)	(566,548)	(3,237,735)	(2,846,577)	(293,996)	(3,140,573)	(3,639,627)	(508,084)	(4,147,711)

III) Futures, options, forward and swap contracts - (Notional)

	R$ thousand
	2013						2012
	1 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total on September 30	Total on June 30	Total on September 30
Futures contracts	54,128,397	177,170,586	99,010,261	102,373,460	432,682,704	538,039,107	543,424,334
Option contracts	17,569,114	369,416,359	348,201	632,204	387,965,878	186,707,788	131,133,300
Forward contracts	15,098,611	2,857,171	3,585,231	2,874,075	24,415,088	34,624,654	38,903,891
Swap contracts	16,075,649	25,673,123	5,338,035	14,157,315	61,244,122	45,034,391	34,638,939
Total on September 30, 2013	102,871,771	575,117,239	108,281,728	120,037,054	906,307,792
Total on June 30, 2013	226,219,873	49,004,397	341,874,692	187,306,978		804,405,940
Total on September 30, 2012	102,965,890	472,798,520	20,440,962	151,895,092			748,100,464

138             Report on Economic and Financial Analysis - September 2013

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

IV) Types of margin offered for guarantee for derivative financial instruments, mainly futures contracts

	R$ thousand
	2013		2012
	September 30	June 30	September 30
Government securities
National treasury notes	572,424	691,568	3,126,530
Financial treasury bills	5,999	7,837	35,374
National treasury bills	2,316,774	6,477,872	2,716,542
Total	2,895,197	7,177,277	5,878,446

V)  Revenues and expenses, net

	R$ thousand
	2013			2012
	3rd Quarter	2nd Quarter	September 30 YTD	September 30 YTD
Swap contracts	(882,053)	484,777	(286,376)	(645,234)
Forward contracts	532,263	345,224	819,776	132,795
Option contracts	26,802	(54,220)	(240,322)	54,464
Futures contracts	228,066	(2,475,372)	(2,204,447)	(2,058,213)
Foreign exchange variation of investments abroad	27,872	252,926	240,480	294,006
Total	(67,050)	(1,446,665)	(1,670,889)	(2,222,182)

VI) Total value of derivative financial instruments, by trading location and counterparties

	R$ thousand
	2013		2012
	September 30	June 30	September 30
Cetip (over-the-counter)	63,502,069	51,097,837	49,209,296
BM&FBOVESPA (stock exchange)	806,538,208	707,114,043	660,123,142
Abroad (over-the-counter) (1)	23,954,215	30,006,844	25,667,435
Abroad (stock exchange) (1)	12,313,300	16,187,216	13,100,591
Total	906,307,792	804,405,940	748,100,464

(1)  Comprised of operations carried out on the Chicago and New York Stock Exchanges and over-the-counter markets.

A total of 96.0% of counterparties are corporate entities and 4.0% are financial institutions on September 30, 2013.

Bradesco 139

          Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

f)    Credit Default Swaps (CDS)

In general, these represent bilateral agreements in which one of the parties purchases protection against the credit risk of a certain financial instrument (the risk is transferred). The selling counterparty receives remuneration that is usually paid linearly over the term of the agreement.

In the case of a default, the purchasing counterparty will receive a payment to offset the loss incurred on the financial instrument. In this case, the selling counterparty usually receives the underlying asset of the agreement in exchange for the payment.

Bradesco carried out operations involving credit derivatives to better manage its risk exposure and its assets. As at September 30, 2013, it did not have credit derivative agreements.

g)   Cash flow hedge

Bradesco uses cash flow hedges to protect its cash flows from payment of interest rates on funds indexed to Bank Deposit Certificates (CDB), related to floating interest rate risk of Interbank Deposit Rate (DI Cetip), thus registering fixed cash flows.

Bradesco has traded DI Future contracts at BM&FBOVESPA since 2009, using them as cash flow hedges for funding linked to DI. The following table presents the DI Future position, where:

	R$ thousand
	2013		2012
	September 30	June 30	September 30
DI Future with maturity between 2014 and 2017	21,603,443	17,479,586	28,790,922
Funding indexed to CDI	21,540,722	17,170,617	27,387,491
Mark-to-market adjustment recorded in shareholders’ equity (1)	(48,089)	(7,045)	(687,346)
Ineffective market value recorded in profit or loss	-	-	(56)

(1)  The adjustment in shareholders’ equity is R$(28,853) thousand, net of taxes (R$(4,227) thousand on June 30, 2013 and R$(412,408) thousand on September 30, 2012).

The effectiveness of the hedge portfolio was assessed in accordance with Bacen Circular Letter 3082/02.

h)   Income from securities, insurance, pension plans and capitalization bonds and derivative financial instruments

	R$ thousand
	2013			2012
	3rd Quarter	2nd Quarter	September 30 YTD	September 30 YTD
Fixed income securities	3,217,950	3,166,415	8,896,271	15,717,966
Interbank investments (Note 7b)	4,327,889	4,692,950	12,446,268	7,047,465
Equity securities	(3,500)	101,520	21,965	(86,261)
Subtotal	7,542,339	7,960,885	21,364,504	22,679,170
Income from insurance, pension plans and capitalization bonds	2,624,719	1,685,479	6,371,102	10,682,664
Income from derivative financial instruments (Note 8e V)	(67,050)	(1,446,665)	(1,670,889)	(2,222,182)
Total	10,100,008	8,199,699	26,064,717	31,139,652

140             Report on Economic and Financial Analysis - September 2013

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

9)   INTERBANK ACCOUNTS - RESERVE REQUIREMENT

a)   Reserve requirement

	R$ thousand
	Remuneration	2013		2012
		September 30	June 30	September 30
Reserve requirement - demand deposits	not remunerated	7,309,622	7,467,661	8,870,316
Reserve requirement - savings deposits	savings index	15,264,221	14,387,520	13,033,172
Reserve requirement – time deposits	Selic rate	9,173,472	10,533,404	10,716,402
Collection of funds from rural loan (1)	not remunerated	-	536	536
Additional reserve requirement	Selic rate	17,725,360	17,857,925	21,601,983
• Savings deposits		7,625,238	7,191,501	6,514,538
• Demand deposits		-	-	2,125,654
• Time deposits		10,100,122	10,666,424	12,961,791
Reserve requirement - National Housing System (SFH)	TR + interest rate	579,879	572,041	551,306
Funds from rural loan	not remunerated	578	578	578
Total (2)		50,053,132	50,819,665	54,774,293

(1)  Pursuant to Bacen Circular Letter 3460/09, the banks must collect funds from rural loan (on demand deposits) not lent as of August 2010, for return in August 2013; and

(2)  For further information regarding new rules on reserve requirement, see Note 35c.

b)   Revenue from reserve requirement

	R$ thousand
	2013			2012
	3rd Quarter	2nd Quarter	September 30 YTD	September 30 YTD
Reserve requirement – Bacen	828,243	692,739	2,177,535	3,150,007
Reserve requirement - SFH	6,773	6,873	20,031	20,398
Total	835,016	699,612	2,197,566	3,170,405

Bradesco 141

          Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

10)    LOANS

Information relating to loans, including advances on foreign exchange contracts, leasing and other receivables with credit characteristics is shown below:

a)   By type and maturity

	R$ thousand
	Performing loans
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	2013				2012
							Total on September 30 (A)	% (6)	Total on June 30 (A)	% (6)	Total on September 30 (A)	% (6)
Discounted trade receivables and loans (1)	20,019,310	14,207,535	9,689,505	16,856,941	19,780,138	56,462,084	137,015,513	38.3	134,572,342	38.5	123,461,721	38.5
Financing	3,670,291	3,514,354	3,318,561	10,334,930	14,450,914	69,663,771	104,952,821	29.4	102,684,948	29.4	93,633,985	29.2
Agricultural and agribusiness financing	1,765,926	683,713	708,040	1,500,135	5,064,938	8,852,437	18,575,189	5.2	17,321,736	4.9	15,703,023	4.9
Subtotal	25,455,527	18,405,602	13,716,106	28,692,006	39,295,990	134,978,292	260,543,523	72.9	254,579,026	72.8	232,798,729	72.6
Leasing	322,994	273,743	273,209	760,200	1,202,290	2,678,587	5,511,023	1.5	5,937,605	1.7	7,576,535	2.4
Advances on foreign exchange contracts (2)	1,000,266	897,361	586,159	2,243,448	1,467,304	31,909	6,226,447	1.7	6,639,087	1.9	7,349,818	2.3
Subtotal	26,778,787	19,576,706	14,575,474	31,695,654	41,965,584	137,688,788	272,280,993	76.1	267,155,718	76.4	247,725,082	77.3
Other receivables (3)	6,001,430	3,773,098	1,684,052	2,987,233	2,394,355	1,579,384	18,419,552	5.1	16,844,419	4.8	14,192,879	4.4
Total loans	32,780,217	23,349,804	16,259,526	34,682,887	44,359,939	139,268,172	290,700,545	81.2	284,000,137	81.2	261,917,961	81.7
Sureties and guarantees (4)	2,161,807	978,128	1,361,577	3,998,785	6,471,075	50,377,026	65,348,398	18.2	63,382,724	18.1	54,732,292	17.1
Loan assignment (5)	10,127	9,041	8,132	19,216	10,414	6,472	63,402	-	98,458	-	266,175	0.1
Loan assignment - real estate receivables certificate	33,851	33,849	33,848	97,415	145,382	488,786	833,131	0.2	351,096	0.1	399,620	0.1
Co-obligation in rural loan assignment (4)	-	-	-	-	-	119,569	119,569	-	119,528	-	130,458	-
Loans available for import (4)	72,235	105,916	23,719	161,684	326,959	-	690,513	0.2	912,461	0.3	1,555,524	0.5
Confirmed export loans (4)	8,308	223	2,854	3,116	44,747	1,368	60,616	-	53,786	-	13,525	-
Acquisition of credit card receivables	232,030	103,481	73,712	191,797	217,176	52,510	870,706	0.2	1,083,850	0.3	1,622,806	0.5
Overall total on September 30, 2013	35,298,575	24,580,442	17,763,368	39,154,900	51,575,692	190,313,903	358,686,880	100.0
Overall total on June 30, 2013	35,543,634	24,235,524	17,749,713	38,991,338	48,864,754	184,617,077			350,002,040	100.0
Overall total on September 30, 2012	31,487,927	22,918,388	18,783,272	36,003,346	50,347,031	161,098,397					320,638,361	100.0

142             Report on Economic and Financial Analysis - September 2013

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

	R$ thousand
	Non-performing loans
	Past-due installments
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 540 days	2013				2012
						Total on September 30 (B)	% (6)	Total on June 30 (B)	% (6)	Total on September 30 (B)	% (6)
Discounted trade receivables and loans (1)	1,043,322	940,125	834,834	1,716,277	2,506,708	7,041,266	85.1	7,075,168	84.1	7,162,929	83.7
Financing	210,522	177,093	111,089	207,735	191,774	898,213	10.8	945,812	11.2	992,968	11.6
Agricultural and agribusiness financing	6,513	16,713	34,042	25,861	22,506	105,635	1.3	115,927	1.4	94,600	1.1
Subtotal	1,260,357	1,133,931	979,965	1,949,873	2,720,988	8,045,114	97.2	8,136,907	96.7	8,250,497	96.4
Leasing	32,907	25,956	16,190	30,721	28,309	134,083	1.6	169,498	2.0	242,848	2.8
Advances on foreign exchange contracts (2)	2,035	1,293	4,806	4,180	-	12,314	0.1	7,280	0.1	10,567	0.1
Subtotal	1,295,299	1,161,180	1,000,961	1,984,774	2,749,297	8,191,511	98.9	8,313,685	98.8	8,503,912	99.3
Other receivables (3)	3,382	1,221	2,789	4,288	82,798	94,478	1.1	97,213	1.2	63,295	0.7
Overall total on September 30, 2013	1,298,681	1,162,401	1,003,750	1,989,062	2,832,095	8,285,989	100.0
Overall total on June 30, 2013	1,375,295	1,204,275	1,025,559	2,117,588	2,688,181			8,410,898	100.0
Overall total on September 30, 2012	1,380,543	1,228,028	1,042,268	2,095,481	2,820,887					8,567,207	100.0

Bradesco 143

          Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

	R$ thousand
	Non-performing loans
	Outstanding Installments
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	2013				2012
							Total on September 30 (C)	% (6)	Total on June 30 (C)	% (6)	Total on September 30 (C)	% (6)
Discounted trade receivables and loans (1)	597,451	476,659	446,220	1,028,343	1,526,503	3,691,159	7,766,335	61.4	7,758,252	58.9	7,792,387	56.1
Financing	205,180	181,851	185,673	522,766	880,474	2,348,669	4,324,613	34.1	4,710,034	35.8	5,004,350	36.1
Agricultural and agribusiness financing	1,467	751	1,118	2,292	15,799	121,089	142,516	1.1	141,873	1.1	170,833	1.2
Subtotal	804,098	659,261	633,011	1,553,401	2,422,776	6,160,917	12,233,464	96.6	12,610,159	95.8	12,967,570	93.4
Leasing	30,163	27,068	27,290	71,542	102,841	173,270	432,174	3.4	549,234	4.2	911,887	6.6
Subtotal	834,261	686,329	660,301	1,624,943	2,525,617	6,334,187	12,665,638	100.0	13,159,393	100.0	13,879,457	100.0
Other receivables (3)	247	244	244	591	619	848	2,793	-	3,123	-	1,979	-
Overall total on September 30, 2013	834,508	686,573	660,545	1,625,534	2,526,236	6,335,035	12,668,431	100.0
Overall total on June 30, 2013	864,874	743,551	679,576	1,742,370	2,664,416	6,467,729			13,162,516	100.0
Overall total on September 30, 2012	1,025,854	827,346	726,277	1,761,934	2,729,095	6,810,930					13,881,436	100.0

144             Report on Economic and Financial Analysis - September 2013

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

	R$ thousand
	Overall total
	2013				2012
	Total on September 30 (A+B+C)	% (6)	Total on June 30 (A+B+C)	% (6)	Total on September 30 (A+B+C)	% (6)
Discounted trade receivables and loans (1)	151,823,114	40.1	149,405,762	40.2	138,417,037	40.3
Financing	110,175,647	29.0	108,340,794	29.2	99,631,303	29.0
Agricultural and agribusiness financing	18,823,340	5.0	17,579,536	4.7	15,968,456	4.7
Subtotal	280,822,101	74.1	275,326,092	74.1	254,016,796	74.0
Leasing	6,077,280	1.6	6,656,337	1.8	8,731,270	2.5
Advances on foreign exchange contracts (2) (Note 11a)	6,238,761	1.6	6,646,367	1.8	7,360,385	2.1
Subtotal	293,138,142	77.3	288,628,796	77.7	270,108,451	78.6
Other receivables (3)	18,516,823	4.9	16,944,755	4.6	14,258,153	4.2
Total loans	311,654,965	82.2	305,573,551	82.3	284,366,604	82.8
Sureties and guarantees (4)	65,348,398	17.2	63,382,724	17.1	54,732,292	16.0
Loan assignment (5)	63,402	-	98,458	-	266,175	0.1
Loan assignment - real estate receivables certificate	833,131	0.2	351,096	0.1	399,620	0.1
Co-obligation in rural loan assignment (4)	119,569	-	119,528	-	130,458	-
Loans available for import (4)	690,513	0.2	912,461	0.2	1,555,524	0.5
Confirmed exports loans (4)	60,616	-	53,786	-	13,525	-
Acquisition of credit card receivables	870,706	0.2	1,083,850	0.3	1,622,806	0.5
Overall total on September 30, 2013	379,641,300	100.0
Overall total on June 30, 2013			371,575,454	100.0
Overall total on September 30, 2012					343,087,004	100.0

(1)  Including credit card loans and advances on credit card receivables for the amount of R$18,909,033 thousand (R$18,833,944 thousand on June 30, 2013 and R$18,402,052 thousand on September 30, 2012);

(2)  Advances on foreign exchange contracts are classified as a deduction from “Other Liabilities;”

(3)  Item “Other Receivables” comprises receivables on sureties and guarantees honored, receivables on sale of assets, trade and credit receivables, income from foreign exchange contracts and export contracts receivables and credit card receivables (cash and installment purchases at merchants) for the amount of R$15,602,420 thousand (R$14,829,123 thousand on June 30, 2013 and R$12,809,844 thousand on September 30, 2012);

(4)  Recorded in off-balance sheet accounts;

(5)  Amount of loan assignment up to September 30, 2013, June 30, 2013 and September 30, 2012, respectively, net of installments repaid; and

(6)  Percentage of each type on total loan portfolio, including sureties and guarantee, loan assignment and acquisition of receivables.

Bradesco 145

          Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

b)   By type and levels of risk

	R$ thousand
	Levels of risk
	AA	A	B	C	D	E	F	G	H	2013				2012
										Total on September 30	% (1)	Total on June 30	% (1)	Total on September 30	% (1)
Discounted trade receivables and loans	26,414,540	69,159,187	8,678,250	26,637,739	7,466,421	2,002,165	1,692,748	1,320,378	8,451,686	151,823,114	48.7	149,405,762	48.8	138,417,037	48.7
Financing	19,226,297	43,457,192	36,358,151	7,347,699	1,220,761	424,771	309,315	258,312	1,573,149	110,175,647	35.4	108,340,794	35.5	99,631,303	35.0
Agricultural and agribusiness financing	1,843,460	4,132,147	5,706,069	6,449,924	353,467	142,470	116,463	13,953	65,387	18,823,340	6.0	17,579,536	5.8	15,968,456	5.6
Subtotal	47,484,297	116,748,526	50,742,470	40,435,362	9,040,649	2,569,406	2,118,526	1,592,643	10,090,222	280,822,101	90.1	275,326,092	90.1	254,016,796	89.3
Leasing	88,622	777,889	1,316,615	3,116,465	317,538	71,905	75,301	42,781	270,164	6,077,280	2.0	6,656,337	2.2	8,731,270	3.1
Advances on foreign exchange contracts (2)	2,748,621	1,619,913	920,733	876,662	57,175	9,622	88	-	5,947	6,238,761	2.0	6,646,367	2.2	7,360,385	2.6
Subtotal	50,321,540	119,146,328	52,979,818	44,428,489	9,415,362	2,650,933	2,193,915	1,635,424	10,366,333	293,138,142	94.1	288,628,796	94.5	270,108,451	95.0
Other receivables	290,493	13,581,775	452,620	3,495,168	174,644	42,288	31,293	23,723	424,819	18,516,823	5.9	16,944,755	5.5	14,258,153	5.0
Overall total on September 30, 2013	50,612,033	132,728,103	53,432,438	47,923,657	9,590,006	2,693,221	2,225,208	1,659,147	10,791,152	311,654,965	100.0
%	16.2	42.6	17.1	15.4	3.1	0.9	0.7	0.5	3.5	100.0
Overall total on June 30, 2013	50,062,923	128,691,764	52,842,730	47,328,927	9,070,477	2,635,834	2,451,871	1,859,068	10,629,957			305,573,551	100.0
%	16.4	42.1	17.3	15.5	3.0	0.9	0.8	0.6	3.4			100.0
Overall total on September 30, 2012	51,487,394	116,583,636	39,817,262	52,254,469	7,191,662	2,548,269	2,138,674	1,809,752	10,535,486					284,366,604	100.0
%	18.1	41.0	14.0	18.4	2.6	0.9	0.8	0.6	3.6					100.0

(1)  Percentage of each type on total loan portfolio, excluding sureties and guarantee, loan assignment, acquisition of receivables and co-obligation in rural loan assignment; and

(2)  See Note 11a.

146             Report on Economic and Financial Analysis - September 2013

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

c)   Maturity ranges and levels of risk

	R$ thousand
	Levels of risk
	Non-performing loans
	AA	A	B	C	D	E	F	G	H	2013				2012
										Total on September 30	% (1)	Total on June 30	% (1)	Total on September 30	% (1)
Outstanding installments	-	-	1,542,396	2,540,848	1,996,109	1,142,547	956,985	746,964	3,742,582	12,668,431	100.0	13,162,516	100.0	13,881,436	100.0
1 to 30	-	-	143,235	207,974	108,628	64,088	48,868	42,568	219,147	834,508	6.6	864,874	6.6	1,025,854	7.4
31 to 60	-	-	112,523	159,132	88,970	53,873	41,363	35,921	194,791	686,573	5.4	743,551	5.6	827,346	6.0
61 to 90	-	-	103,344	145,043	87,760	51,817	40,824	34,598	197,159	660,545	5.2	679,576	5.2	726,277	5.2
91 to 180	-	-	200,984	341,335	229,652	138,770	108,784	94,293	511,716	1,625,534	12.8	1,742,370	13.2	1,761,934	12.7
181 to 360	-	-	302,337	503,910	376,705	219,438	170,351	147,999	805,496	2,526,236	19.9	2,664,416	20.2	2,729,095	19.7
More than 360	-	-	679,973	1,183,454	1,104,394	614,561	546,795	391,585	1,814,273	6,335,035	50.1	6,467,729	49.2	6,810,930	49.0
Past-due installments (2)	-	-	396,998	810,477	811,235	682,565	616,408	596,522	4,371,784	8,285,989	100.0	8,410,898	100.0	8,567,207	100.0
1 to 14	-	-	8,675	85,943	70,145	27,594	48,386	16,723	107,287	364,753	4.4	439,289	5.2	454,195	5.3
15 to 30	-	-	375,453	217,806	121,121	44,961	26,350	20,256	127,981	933,928	11.3	936,006	11.1	926,348	10.8
31 to 60	-	-	12,870	491,255	228,282	103,716	59,135	41,258	225,885	1,162,401	14.0	1,204,275	14.3	1,228,028	14.3
61 to 90	-	-	-	11,730	367,034	139,463	83,083	90,342	312,098	1,003,750	12.1	1,025,559	12.2	1,042,268	12.2
91 to 180	-	-	-	3,743	24,653	358,758	383,563	408,389	809,956	1,989,062	24.0	2,117,588	25.2	2,095,481	24.5
181 to 360	-	-	-	-	-	8,073	15,891	19,554	2,691,030	2,734,548	33.0	2,610,232	31.1	2,718,853	31.7
More than 360	-	-	-	-	-	-	-	-	97,547	97,547	1.2	77,949	0.9	102,034	1.2
Subtotal	-	-	1,939,394	3,351,325	2,807,344	1,825,112	1,573,393	1,343,486	8,114,366	20,954,420		21,573,414		22,448,643
Specific provision	-	-	19,394	100,539	280,735	547,534	786,696	940,440	8,114,366	10,789,704		10,879,179		10,896,854

(1)  Percentage of maturities by type of installment; and

(2)  Transactions maturing after 36 months have their past-due periods multiplied by two, as allowed by CMN Resolution 2682/99.

Bradesco 147

          Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

	R$ thousand
	Levels of risk
	Performing loans
	AA	A	B	C	D	E	F	G	H	2013				2012
										Total on September 30	% (1)	Total on June 30	% (1)	Total on September 30	% (1)
Outstanding installments	50,612,033	132,728,103	51,493,044	44,572,332	6,782,662	868,109	651,815	315,661	2,676,786	290,700,545	100.0	284,000,137	100.0	261,917,961	100.0
1 to 30	4,195,689	18,005,930	2,534,115	6,894,335	486,013	113,209	66,401	47,196	437,329	32,780,217	11.3	33,331,836	11.7	29,038,709	11.1
31 to 60	3,825,252	12,552,817	2,031,989	4,290,077	262,638	51,900	33,922	27,055	274,154	23,349,804	8.0	22,792,800	8.0	21,809,068	8.3
61 to 90	2,666,449	8,096,589	1,658,760	3,384,459	213,875	38,608	29,387	18,855	152,544	16,259,526	5.6	16,187,881	5.7	16,703,402	6.4
91 to 180	7,035,578	15,627,982	4,154,976	6,187,154	1,012,354	160,816	86,465	41,372	376,190	34,682,887	11.9	35,486,322	12.5	32,127,285	12.3
181 to 360	5,952,773	22,091,362	6,505,739	8,405,511	764,195	104,704	74,204	51,324	410,127	44,359,939	15.3	41,826,817	14.7	44,930,235	17.2
More than 360	26,936,292	56,353,423	34,607,465	15,410,796	4,043,587	398,872	361,436	129,859	1,026,442	139,268,172	47.9	134,374,481	47.4	117,309,262	44.7
Generic provision	-	663,633	514,930	1,337,170	678,266	260,432	325,908	220,961	2,676,786	6,678,086		6,567,587		6,007,163
Overall total on September 30, 2013 (2)	50,612,033	132,728,103	53,432,438	47,923,657	9,590,006	2,693,221	2,225,208	1,659,147	10,791,152	311,654,965
Existing provision	-	664,850	540,413	2,588,618	2,467,044	1,301,647	1,489,567	1,633,070	10,791,152	21,476,361
Minimum required provision	-	663,633	534,324	1,437,709	959,001	807,966	1,112,604	1,161,401	10,791,152	17,467,790
Excess provision	-	1,217	6,089	1,150,909	1,508,043	493,681	376,963	471,669	-	4,008,571
Overall total on June 30, 2013 (2)	50,062,923	128,691,764	52,842,730	47,328,927	9,070,477	2,635,834	2,451,871	1,859,068	10,629,957			305,573,551
Existing provision	-	644,673	533,493	2,540,954	2,355,932	1,272,700	1,645,472	1,832,020	10,629,957			21,455,201
Minimum required provision	-	643,433	528,427	1,419,868	907,047	790,750	1,225,935	1,301,349	10,629,957			17,446,766
Excess provision	-	1,240	5,066	1,121,086	1,448,885	481,950	419,537	530,671	-			4,008,435
Overall total on September 30, 2012 (2)	51,487,394	116,583,636	39,817,262	52,254,469	7,191,662	2,548,269	2,138,674	1,809,752	10,535,486					284,366,604
Existing provision	-	584,941	404,105	2,944,703	1,982,150	1,239,155	1,450,459	1,773,872	10,535,486					20,914,871
Minimum required provision	-	582,914	398,173	1,567,634	719,167	764,480	1,069,337	1,266,826	10,535,486					16,904,017
Excess provision	-	2,027	5,932	1,377,069	1,262,983	474,675	381,122	507,046	-					4,010,854

(1)   Percentage of maturities by type of installment; and

(2)   The overall total includes performing loans for the amount of R$290,700,545 thousand (R$284,000,137 thousand on June 30, 2013 and R$261,917,961 thousand on September 30, 2012) and non-performing loans of R$20,954,420 thousand (R$21,573,414 thousand on June 30, 2013 and R$22,448,643 thousand on September 30, 2012).

148             Report on Economic and Financial Analysis - September 2013

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

d)   Concentration of loans

	R$ thousand
	2013				2012
	September 30	% (1)	June 30	% (1)	September 30	% (1)
Largest borrower	2,161,358	0.7	2,653,726	0.9	2,645,817	0.9
10 largest borrowers	16,194,668	5.2	16,673,201	5.5	15,099,201	5.3
20 largest borrowers	25,130,780	8.1	25,606,826	8.4	24,011,491	8.4
50 largest borrowers	38,604,572	12.4	38,951,215	12.7	38,103,908	13.4
100 largest borrowers	50,453,815	16.2	50,703,348	16.6	49,377,994	17.4

(1)    Percentage on total portfolio (as defined by Bacen).

e)   By economic sector

	R$ thousand
	2013				2012
	September 30%		June 30%		September 30%
Public sector	171,396	0.1	182,137	0.1	476,675	0.2
Federal government	84,901	-	81,755	-	267,205	0.1
Petrochemical	84,901	-	81,755	-	267,205	0.1
State government	86,495	0.1	100,382	0.1	209,470	0.1
Production and distribution of electricity	86,495	0.1	100,382	0.1	209,470	0.1
Private sector	311,483,569	99.9	305,391,414	99.9	283,889,929	99.8
Manufacturing	57,843,593	18.6	58,457,476	19.1	54,479,456	19.2
Food products and beverages	13,043,639	4.2	13,082,089	4.3	13,542,844	4.8
Steel, metallurgy and mechanics	10,240,027	3.3	10,282,364	3.3	8,741,915	3.1
Chemical	4,781,018	1.5	5,114,521	1.7	4,346,824	1.5
Light and heavy vehicles	4,572,219	1.5	4,746,005	1.5	2,522,051	0.9
Oil refining and production of alcohol	3,562,880	1.1	4,405,724	1.4	3,668,168	1.3
Pulp and paper	3,541,276	1.1	3,594,634	1.2	4,118,333	1.4
Textiles and apparel	3,242,843	1.0	3,337,393	1.1	3,181,096	1.1
Rubber and plastic articles	3,015,194	1.0	2,926,953	1.0	2,769,131	1.0
Furniture and wood products	2,243,716	0.7	2,224,189	0.7	2,059,756	0.7
Non-metallic materials	2,078,569	0.7	1,622,821	0.5	1,737,880	0.6
Electric and electronic products	1,740,024	0.6	1,688,102	0.6	1,873,618	0.7
Extraction of metallic and non-metallic ores	1,731,284	0.6	1,775,627	0.6	1,883,402	0.7
Automotive parts and accessories	1,220,210	0.4	1,147,929	0.4	986,222	0.3
Leather articles	853,322	0.3	785,982	0.3	753,651	0.3
Publishing, printing and reproduction	755,967	0.2	752,544	0.2	750,206	0.3
Other industries	1,221,405	0.4	970,599	0.3	1,544,359	0.5
Commerce	44,207,084	14.1	44,220,564	14.4	44,272,247	15.5
Merchandise in specialty stores	11,006,438	3.5	11,280,428	3.7	12,163,859	4.3
Food products, beverages and tobacco	5,271,886	1.7	5,014,337	1.6	5,101,171	1.8
Non-specialized retailer	4,425,552	1.4	4,472,544	1.5	4,428,277	1.6
Automobile	3,620,592	1.2	3,535,938	1.1	3,262,242	1.1
Clothing and footwear	3,534,580	1.1	3,554,765	1.2	3,286,916	1.2
Motor vehicle repairs, parts and accessories	3,353,545	1.1	3,378,071	1.1	3,136,848	1.1
Grooming and household articles	2,832,652	0.9	2,746,418	0.9	2,755,170	1.0
Waste and scrap	2,295,360	0.7	2,253,624	0.7	2,136,696	0.8

Bradesco 149

          Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

	R$ thousand
	2013				2012
	September 30%		June 30%		September 30%
Fuel	1,888,427	0.6	1,895,653	0.6	1,867,896	0.7
Trading intermediary	1,544,208	0.5	1,610,529	0.5	1,580,972	0.6
Agricultural products	1,457,742	0.5	1,526,084	0.5	1,560,901	0.5
Wholesale of goods in general	1,392,009	0.4	1,403,926	0.5	1,502,587	0.5
Other commerce	1,584,093	0.5	1,548,247	0.5	1,488,712	0.3
Financial intermediaries	3,134,692	1.0	2,344,360	0.8	1,566,510	0.6
Services	76,369,267	24.5	73,963,484	24.2	66,654,102	23.4
Civil construction	20,126,835	6.5	19,348,282	6.3	17,099,439	6.0
Transportation and storage	16,433,546	5.3	16,133,782	5.3	15,089,836	5.3
Real estate activities, rentals and corporate services	13,152,095	4.2	12,948,977	4.2	11,409,373	4.0
Production and distribution of electric power, gas and water	4,526,541	1.5	4,502,781	1.5	5,045,713	1.8
Holding companies, legal, accounting and business advisory services	3,619,145	1.2	2,747,230	0.9	2,834,435	1.0
Hotels and catering	2,811,480	0.9	2,811,560	0.9	2,547,015	0.9
Social services, education, health, defense and social security	2,376,011	0.8	2,325,442	0.8	2,186,997	0.8
Clubs, leisure, cultural and sport activities	2,165,908	0.7	2,223,570	0.7	2,020,641	0.7
Telecommunications	498,548	0.2	532,590	0.2	549,670	0.2
Other services	10,659,158	3.2	10,389,270	3.4	7,870,983	2.7
Agriculture, cattle raising, fishing, forestry and timber industry	3,812,649	1.2	3,834,426	1.3	3,609,323	1.3
Individuals	126,116,284	40.5	122,571,104	40.1	113,308,291	39.8
Total	311,654,965	100.0	305,573,551	100.0	284,366,604	100.0

150             Report on Economic and Financial Analysis - September 2013

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

f)    Breakdown of loans and allowance for loan losses

Levels of risk	R$ thousand
	Portfolio balance
	Non-performing loans			Performing loans	Total	% (1)	2013		2012
	Past due	Outstanding	Total - non-performing loans				% September 30 YTD (2)	% June 30 YTD (2)	% September 30 YTD (2)
AA	-	-	-	50,612,033	50,612,033	16.2	16.2	16.4	18.1
A	-	-	-	132,728,103	132,728,103	42.6	58.8	58.5	59.1
B	396,998	1,542,396	1,939,394	51,493,044	53,432,438	17.1	75.9	75.8	73.1
C	810,477	2,540,848	3,351,325	44,572,332	47,923,657	15.4	91.3	91.3	91.5
Subtotal	1,207,475	4,083,244	5,290,719	279,405,512	284,696,231	91.3
D	811,235	1,996,109	2,807,344	6,782,662	9,590,006	3.1	94.4	94.3	94.1
E	682,565	1,142,547	1,825,112	868,109	2,693,221	0.9	95.3	95.2	95.0
F	616,408	956,985	1,573,393	651,815	2,225,208	0.7	96.0	96.0	95.8
G	596,522	746,964	1,343,486	315,661	1,659,147	0.5	96.5	96.6	96.4
H	4,371,784	3,742,582	8,114,366	2,676,786	10,791,152	3.5	100.0	100.0	100.0
Subtotal	7,078,514	8,585,187	15,663,701	11,295,033	26,958,734	8.7
Overall total on September 30, 2013	8,285,989	12,668,431	20,954,420	290,700,545	311,654,965	100.0
%	2.6	4.1	6.7	93.3	100.0
Overall total on June 30, 2013	8,410,898	13,162,516	21,573,414	284,000,137	305,573,551
%	2.8	4.3	7.1	92.9	100.0
Overall total on September 30, 2012	8,567,207	13,881,436	22,448,643	261,917,961	284,366,604
%	3.0	4.9	7.9	92.1	100.0

(1)    Percentage of level of risk on total portfolio; and

(2)    Cumulative percentage of level of risk on total portfolio.

Bradesco 151

          Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

Level of risk	R$ thousand
	Allowance
		Minimum required					Excess	Existing	2013		2012
	Minimum required provision - %	Specific			Generic	Total			% September 30 YTD (1)	% June 30 YTD (1)	% September 30 YTD (1)
		Past due	Outstanding	Total specific
AA	-	-	-	-	-	-	-	-	-	-	-
A	0.5	-	-	-	663,633	663,633	1,217	664,850	0.5	0.5	0.5
B	1.0	3,970	15,424	19,394	514,930	534,324	6,089	540,413	1.0	1.0	1.0
C	3.0	24,314	76,225	100,539	1,337,170	1,437,709	1,150,909	2,588,618	5.4	5.4	5.6
Subtotal		28,284	91,649	119,933	2,515,733	2,635,666	1,158,215	3,793,881	1.3	1.3	1.5
D	10.0	81,124	199,611	280,735	678,266	959,001	1,508,043	2,467,044	25.7	26.0	27.6
E	30.0	204,770	342,764	547,534	260,432	807,966	493,681	1,301,647	48.3	48.3	48.6
F	50.0	308,204	478,492	786,696	325,908	1,112,604	376,963	1,489,567	66.9	67.1	67.8
G	70.0	417,565	522,875	940,440	220,961	1,161,401	471,669	1,633,070	98.4	98.5	98.0
H	100.0	4,371,784	3,742,582	8,114,366	2,676,786	10,791,152	-	10,791,152	100.0	100.0	100.0
Subtotal		5,383,447	5,286,324	10,669,771	4,162,353	14,832,124	2,850,356	17,682,480	65.6	66.6	70.1
Overall total on September 30, 2013		5,411,731	5,377,973	10,789,704	6,678,086	17,467,790	4,008,571	21,476,361	6.9
%		25.2	25.0	50.2	31.1	81.3	18.7	100.0
Overall total on June 30, 2013		5,395,075	5,484,104	10,879,179	6,567,587	17,446,766	4,008,435	21,455,201		7.0
%		25.1	25.6	50.7	30.6	81.3	18.7	100.0
Overall total on September 30, 2012		5,484,830	5,412,024	10,896,854	6,007,163	16,904,017	4,010,854	20,914,871			7.4
%		26.2	25.9	52.1	28.7	80.8	19.2	100.0

(1)  Percentage of existing provision on total portfolio, by level of risk.

152             Report on Economic and Financial Analysis - September 2013

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

g)   Changes in allowance for loan losses

	R$ thousand
	2013			2012
	3rd Quarter	2nd Quarter	September 30 YTD	September 30 YTD
Opening balance	21,455,201	21,358,574	21,298,588	19,540,448
- Specific provision (1)	10,879,179	11,268,327	11,181,925	9,875,415
- Generic provision (2)	6,567,587	6,080,370	6,106,477	5,654,244
- Excess provision (3)	4,008,435	4,009,877	4,010,186	4,010,789
Additions	3,260,373	3,607,925	10,343,361	10,500,537
Reductions	(3,239,213)	(3,511,298)	(10,165,588)	(9,126,114)
Closing balance	21,476,361	21,455,201	21,476,361	20,914,871
- Specific provision (1)	10,789,704	10,879,179	10,789,704	10,896,854
- Generic provision (2)	6,678,086	6,567,587	6,678,086	6,007,163
- Excess provision (3)	4,008,571	4,008,435	4,008,571	4,010,854

(1)  For transactions with past-due installments for more than 14 days;

(2)  Recorded based on the customer/transaction classification and therefore not included in the preceding item; and

(3)  The additional provision is recorded based on Management's experience and the expectation of the loan portfolio, to determine the total provision deemed sufficient to cover specific and general credit risk, together with the provision calculated based on levels of risk and the corresponding minimum percentage in the provision established by CMN Resolution 2682/99. The excess provision per customer was classified according to the corresponding level of risk (Note 10f).

h)   Allowance for loan losses (ALL) expenses net of amounts recovered

Expenses with the allowance for loan losses, net of credit write offs recovered, are as follows.

	R$ thousand
	2013			2012
	3rd Quarter	2nd Quarter	September 30 YTD	September 30 YTD
Amount recorded	3,260,373	3,607,925	10,343,361	10,500,537
Amount recovered (1)	(963,573)	(978,609)	(2,712,077)	(2,187,766)
ALL expense net of amounts recovered	2,296,800	2,629,316	7,631,284	8,312,771

(1)  Classified in income from loans (Note 10j).

i)    Changes in the renegotiated portfolio

	R$ thousand
	2013			2012
	3rd Quarter	2nd Quarter	September 30 YTD	September 30 YTD
Opening balance	9,980,123	9,768,664	9,643,915	8,658,167
Amount renegotiated	2,546,174	2,615,075	7,404,389	6,204,863
Amount received	(1,532,372)	(1,394,411)	(4,179,643)	(2,787,442)
Write-offs	(912,966)	(1,009,205)	(2,787,702)	(2,797,952)
Closing balance	10,080,959	9,980,123	10,080,959	9,277,636
Allowance for loan losses	6,516,664	6,418,706	6,516,664	5,841,680
Percentage on renegotiated portfolio	64.6%	64.3%	64.6%	63.0%

Bradesco 153

          Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

j)    Income from loans and leasing

	R$ thousand
	2013			2012
	3rd Quarter	2nd Quarter	September 30 YTD	September 30 YTD
Discounted trade receivables and loans	8,983,005	8,657,839	25,797,216	25,101,167
Financing	3,175,729	3,227,716	9,501,559	9,522,958
Agricultural and agribusiness loans	277,998	240,427	758,492	844,276
Subtotal	12,436,732	12,125,982	36,057,267	35,468,401
Recovery of credits charged-off as losses	963,573	978,609	2,712,077	2,187,766
Subtotal	13,400,305	13,104,591	38,769,344	37,656,167
Leasing, net of expenses	192,437	201,649	600,359	949,581
Total	13,592,742	13,306,240	39,369,703	38,605,748

11)    OTHER RECEIVABLES

a)   Foreign exchange portfolio

Balances

	R$ thousand
	2013		2012
	September 30	June 30	September 30
Assets - other receivables
Exchange purchases pending settlement	10,857,359	10,278,732	9,504,538
Exchange receivables and time documents in foreign currencies	5,154	-	-
Exchange sale receivables	6,271,626	2,606,505	1,934,434
(-) Advances in domestic currency received	(448,318)	(378,286)	(297,717)
Income receivable on advances granted	77,873	96,524	102,153
Total	16,763,694	12,603,475	11,243,408
Liabilities - other liabilities
Exchange sales pending settlement	5,981,054	2,634,426	1,939,452
Exchange purchase payables	10,574,786	9,608,158	9,180,925
(-) Advances on foreign exchange contracts	(6,238,761)	(6,646,367)	(7,360,385)
Other	5,575	5,181	5,155
Total	10,322,654	5,601,398	3,765,147
Net foreign exchange portfolio	6,441,040	7,002,077	7,478,261
Off-balance-sheet accounts:
- Loans available for import	690,513	912,461	1,555,524
- Confirmed exports loans	60,616	53,786	13,525

154             Report on Economic and Financial Analysis - September 2013

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

Foreign exchange results

Adjusted foreign exchange results for presentation purposes

	R$ thousand
	2013			2012
	3rd Quarter	2nd Quarter	September 30 YTD	September 30 YTD
Foreign exchange results	529,507	903,619	1,702,441	919,606
Adjustments:
- Income on foreign currency financing (1)	15,720	65,887	108,840	102,268
- Income on export financing (1)	224,053	216,790	574,339	468,881
- Income on foreign investments (2)	3,879	18,160	24,524	66,412
- Expenses of liabilities with foreign bankers (3) (Note 17c)	(44,559)	(611,465)	(785,090)	(1,034,502)
- Funding expenses (4)	(113,795)	(95,416)	(283,450)	(255,992)
- Other	(401,926)	(294,177)	(747,407)	267,524
Total adjustments	(316,628)	(700,221)	(1,108,244)	(385,409)
Adjusted foreign exchange results	212,879	203,398	594,197	534,197

(1)  Recognized in “Income from loans;”

(2)  Recognized in “Income from security transactions;”

(3)  Related to funds for financing of advances on foreign exchange contracts and import financing, recognized in “Borrowing and onlending expenses;” and

(4)  Refer to funding expenses of investments in foreign exchange.

b)   Sundry

	R$ thousand
	2013		2012
	September 30	June 30	September 30
Tax credits (Note 34c)	30,568,606	29,814,523	23,530,620
Credit card operations	16,473,126	15,912,973	14,432,649
Debtors for escrow deposits	11,730,726	11,436,069	10,734,851
Prepaid taxes	4,049,623	4,237,065	5,123,178
Other debtors	4,190,533	4,111,909	3,484,493
Trade and credit receivables (1)	4,224,361	3,404,431	2,233,365
Advances for Deposit Guarantee Fund (FGC)	30,443	76,109	213,104
Payments to be reimbursed	517,703	505,518	524,794
Receivables from sale of assets	78,109	61,745	55,846
Other	411,138	388,966	311,207
Total	72,274,368	69,949,308	60,644,107

(1)  Include receivables from the acquisition of financial assets from loans without substantial transfer of risks and benefits.

Bradesco 155

          Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

12)    OTHER ASSETS

a)   Foreclosed assets/other

	R$ thousand
	Cost	Provision for losses	Cost net of provision
			2013		2012
			September 30	June 30	September 30
Real estate	560,158	(64,466)	495,692	387,774	276,552
Goods subject to special conditions	178,779	(178,779)	-	-	-
Vehicles and similar	567,796	(268,481)	299,315	276,947	242,557
Inventories/warehouse	90,773	-	90,773	95,980	108,357
Machinery and equipment	20,058	(9,190)	10,868	11,406	9,717
Other	21,120	(19,478)	1,642	1,750	919
Total on September 30, 2013	1,438,684	(540,394)	898,290
Total on June 30, 2013	1,293,444	(519,587)		773,857
Total on September 30, 2012	1,259,926	(621,824)			638,102

b)   Prepaid expenses

	R$ thousand
	2013		2012
	September 30	June 30	September 30
Commission on the placement of loans and financing (1)	1,770,820	1,765,184	1,787,851
Deferred insurance acquisition costs (2)	1,513,195	1,380,471	1,178,271
Advertising and marketing expenses (3)	67,637	55,475	49,843
Other (4)	460,477	513,090	442,567
Total	3,812,129	3,714,220	3,458,532

(1)  Commissions paid to storeowners, car dealers and correspondent banks - payroll-deductible loans;

(2)  Commissions paid to brokers and representatives on sale of insurance, pension plans and capitalization bond products;

(3)  Prepaid expenses of future advertising and marketing campaigns on media; and

(4)  Mainly related to card issue costs.

13)   INVESTMENTS

a)     Changes in investments in the consolidated financial statements

Affiliates	R$ thousand
	2013		2012
	September 30	June 30	September 30
- IRB-Brasil Resseguros S.A.	525,750	531,719	523,700
- Integritas Participações S.A.	506,353	508,889	503,346
- BES Investimento do Brasil S.A.	131,872	129,858	108,080
- Other	266,208	269,717	280,413
Total investment in affiliates - in Brazil	1,430,183	1,440,183	1,415,539
- Tax incentives	239,533	239,533	239,542
- Other investments	513,822	514,694	526,050
Provision for:
- Tax incentives	(212,045)	(212,045)	(212,055)
- Other investments	(61,845)	(61,948)	(61,898)
Overall total investments	1,909,648	1,920,417	1,907,178

156             Report on Economic and Financial Analysis - September 2013

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

b)   The adjustments from the equity method accounting of investments were recorded in the income statement, under “Equity in the Earnings (Losses) of Unconsolidated Companies,” and correspond to R$17,227 thousand in the period ended September 30, 2013 (R$103,367 thousand on September 30, 2012) and R$2,007 thousand in the third quarter of 2013 (R$11,888 thousand in the second quarter of 2013).

Companies	R$ thousand
	Capital stock	Adjusted shareholders’ equity	Number of shares/quotas held (thousands)		Consolidated ownership on capital stock	Adjusted net income	Equity accounting adjustments (1)
							2013			2012
			Common	Preferred			3rd Quarter	2nd Quarter	September 30 YTD	September 30 YTD
IRB-Brasil Resseguros S.A. (2)	1,453,080	2,574,682	212	-	20.42%	(12,502)	(4,208)	1,373	(2,553)	94,921
BES Investimento do Brasil S.A. - Banco de Investimento	420,000	659,355	12,734	12,734	20.00%	24,245	2,014	2,101	4,849	8,543
Integritas Participações S.A. (2)	615,294	793,802	22,581	-	25.17%	19,356	2,598	2,448	4,872	(27,260)
Other (2)							1,603	5,966	10,059	27,163
Equity in the earnings (losses) of unconsolidated companies							2,007	11,888	17,227	103,367

(1)  The adjustment considers income calculated periodically by the companies and includes equity variations by the investees not coming from profit or loss, as well as alignment of accounting practice adjustments, where applicable; and

(2)  Based on financial information from the previous month.

Bradesco 157

          Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

14)    PREMISES AND EQUIPMENT

	R$ thousand
	Annual rate of depreciation	Cost	Depreciation	Cost net of depreciation
				2013		2012
				September 30	June 30	September 30
Property and equipment:
- Buildings	4%	952,558	(382,894)	569,664	556,827	518,554
- Land	-	405,736	-	405,736	405,672	400,358
Facilities, furniture and equipment in use	10%	4,854,772	(2,846,277)	2,008,495	2,057,121	2,260,988
Security and communication systems	10%	308,012	(171,008)	137,004	122,170	114,132
Data processing systems	20 to 50%	4,816,424	(3,570,221)	1,246,203	1,296,890	1,179,466
Transportation systems	20%	58,898	(33,926)	24,972	25,328	26,098
Total on September 30, 2013		11,396,400	(7,004,326)	4,392,074
Total on June 30, 2013		11,223,666	(6,759,658)		4,464,008
Total on September 30, 2012		10,542,357	(6,042,761)			4,499,596

The Bradesco Organization’s premises and equipment shows an unrecorded surplus of R$5,381,586 thousand (R$5,266,042 thousand on June 30, 2013 and R$3,363,214 thousand on September 30, 2012). This is due to an increase in their market price, based on valuations by independent experts in 2013, 2012 and 2011.

The total consolidated fixed assets to net worth ratio is 17.5% (17.3% on June 30, 2013 and 18.9% on September 30, 2012), and the consolidated finance fixed assets to net worth ratio is 45.1% (44.3% on June 30, 2013 and 45.0% on September 30, 2012), whereas the maximum limit is 50%.

The difference between the total consolidated and consolidated finance fixed assets to net worth ratios is due to non-financial subsidiaries which have high liquidity and low fixed assets to net worth ratio, with the consequent increase in the consolidated finance fixed assets to net worth ratio. Whenever necessary, we may reallocate funds to the financial companies through the payment of dividends/interest on shareholders’ equity to financial companies or a corporate restructuring between the financial and non-financial companies, thus improving the ratio.

158             Report on Economic and Financial Analysis - September 2013

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

15)    INTANGIBLE ASSETS

a)   Goodwill

Goodwill from the acquisition of investments amounted to R$2,642,761 thousand, net of accumulated amortization, where applicable, of which:
(i) R$613,086 thousand represents the difference between the purchase price and the market value of the net assets acquired, which is recorded in Permanent Assets - Investments (BM&FBOVESPA and Integritas/Fleury shares), amortized when disposed; and (ii) R$2,029,675 thousand, net of accumulated amortization, for future performance/customer portfolio, which is amortized over 20 years, where applicable.

In the period ended September 30, 2013, goodwill amortization amounted to R$181,747 thousand (R$199,674 thousand on September 30, 2012) and R$49,168 thousand in the third quarter of 2013 (R$65,221 thousand in the second quarter of 2013) (Note 29).

b)   Intangible assets

Acquired intangible assets consist of:

	R$ thousand
	Amortization rate (1)	Cost	Amortization	Cost net of amortization
				2013		2012
				September 30	June 30	September 30
Acquisition of banking services rights	Contract (4)	5,486,000	(2,699,343)	2,786,657	2,923,617	2,840,001
Software (2)	20% to 50%	7,317,085	(3,647,163)	3,669,922	3,565,492	2,889,705
Future profitability/customer portfolio (3)	Up to 20%	3,679,162	(1,649,487)	2,029,675	2,159,975	3,277,120
Other (5)	Contract	660,423	(117,781)	542,642	542,656	578,629
Total on September 30, 2013		17,142,670	(8,113,774)	9,028,896
Total on June 30, 2013		17,581,168	(8,389,428)		9,191,740
Total on September 30, 2012		16,094,453	(6,508,998)			9,585,455

(1)  Intangible assets are amortized over an estimated period of economic benefit and recognized in “other administrative expenses” and “other operating expenses,” where applicable;

(2)  Software acquired and/or developed by specialized companies;

(3)  Mainly composed of goodwill on the acquisition of equity interest in Banco Bradescard (currently Banco Ibi) - R$834,573 thousand, Odontoprev - R$264,908 thousand, Bradescard Mexico (currently Ibi México) - R$22,562 thousand, Europ Assistance Serviços de Assistência Personalizados - R$16,904 thousand and Cielo/Investees - R$661,335 thousand. In the third quarter of 2013, the goodwill on the acquisition of equity interest in Ágora Corretora was fully amortized;

(4)  Based on the pay-back of each agreement; and

(5)  Mainly refers to the 2016 Olympic Games sponsorship program.

Bradesco 159

          Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

c)   Changes in intangible assets by type

	R$ thousand
	Acquisition of banking service rights	Software	Future profitability/ customer portfolio	Other	Total
Balance on December 31, 2012	2,586,519	3,077,469	2,047,325	558,816	8,270,129
Additions (reductions)	872,903	1,026,903	164,097	56,401	2,120,304
Amortization for the period	(672,765)	(434,450)	(181,747)	(72,575)	(1,361,537)
Balance on September 30, 2013	2,786,657	3,669,922	2,029,675	542,642	9,028,896

16)    DEPOSITS, FEDERAL FUNDS PURCHASED AND SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE AND FUNDS FROM ISSUANCE OF SECURITIES

a)   Deposits

	R$ thousand
	2013						2012
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	September 30	June 30	September 30
● Demand deposits (1)	39,455,794	-	-	-	39,455,794	36,586,408	33,627,630
● Savings deposits (1)	76,487,681	-	-	-	76,487,681	72,627,265	65,540,064
● Interbank deposits	265,256	331,998	33,627	210,254	841,135	698,884	322,684
● Time deposits (2)	16,817,268	14,343,693	11,800,400	57,031,424	99,992,785	98,572,968	113,379,223
Overall total on September 30, 2013	133,025,999	14,675,691	11,834,027	57,241,678	216,777,395
%	61.4	6.8	5.4	26.4	100.0
Overall total on June 30, 2013	123,031,147	15,610,811	10,633,508	59,210,059		208,485,525
%	59.0	7.5	5.1	28.4		100.0
Overall total on September 30, 2012	112,054,550	16,942,092	11,692,543	72,180,416			212,869,601
%	52.6	8.0	5.5	33.9			100.0

(1)  Classified as “1 to 30 days”, not considering average historical turnover; and

(2)  Considers the actual maturities of investments.

160             Report on Economic and Financial Analysis - September 2013

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

b)   Federal funds purchased and securities sold under agreements to repurchase

	R$ thousand
	2013						2012
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	September 30	June 30	September 30
Own portfolio	69,016,394	28,369,156	10,675,215	18,410,121	126,470,886	135,424,066	136,013,185
● Government securities	66,633,753	192,903	75,335	674	66,902,665	70,952,832	75,214,166
● Debentures of own issuance	2,015,404	28,176,253	10,598,787	16,572,349	57,362,793	60,076,720	55,322,678
● Foreign	367,237	-	1,093	1,837,098	2,205,428	4,394,514	5,476,341
Third-party portfolio (1)	120,381,263	3,033,076	-	-	123,414,339	110,974,509	97,004,669
Unrestricted portfolio (1)	4,659,747	4,034,961	-	-	8,694,708	20,426,545	12,519,763
Overall total on September 30, 2013 (2)	194,057,404	35,437,193	10,675,215	18,410,121	258,579,933
%	75.1	13.7	4.1	7.1	100.0
Overall total on June 30, 2013 (2)	201,698,323	36,649,541	10,618,720	17,858,536		266,825,120
%	75.6	13.7	4.0	6.7		100.0
Overall total on September 30, 2012 (2)	176,133,964	37,411,461	9,014,068	22,978,124			245,537,617
%	71.7	15.2	3.7	9.4			100.0

(1)  Represented by government securities; and

(2)  Includes R$75,915,102 thousand (R$66,498,553 thousand on June 30, 2013 and R$77,162,542 thousand on September 30, 2012) of investment funds in purchase and sale commitments with Bradesco, whose quotaholders are subsidiaries included in the consolidated financial statements (Notes 8a, b, c and d).

Bradesco 161

          Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

c)   Funds from the issuance of securities

	R$ thousand
	2013						2012
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	September 30	June 30	September 30
Securities - Brazil:
- Mortgage bonds	88,292	209,915	328,619	6,035	632,861	682,676	999,129
- Letters of credit for real estate	353,574	1,074,129	3,351,113	91,079	4,869,895	4,789,420	3,811,518
- Letters of credit for agribusiness	244,448	1,544,690	901,131	1,516,433	4,206,702	4,349,457	3,768,765
- Financial bills	2,851,539	6,667,908	1,682,086	23,040,853	34,242,386	31,878,472	31,233,674
Subtotal	3,537,853	9,496,642	6,262,949	24,654,400	43,951,844	41,700,025	39,813,086
Securities - abroad:
- MTN Program Issues (1)	300,302	824,277	2,119,169	5,123,129	8,366,877	8,831,091	10,432,238
- Securitization of future flow of money orders received from abroad (Note 16d)	7,112	415,820	463,207	2,239,544	3,125,683	3,308,621	3,587,028
- Issuance costs	-	-	-	(17,748)	(17,748)	(19,127)	(22,140)
Subtotal	307,414	1,240,097	2,582,376	7,344,925	11,474,812	12,120,585	13,997,126
Overall total on September 30, 2013	3,845,267	10,736,739	8,845,325	31,999,325	55,426,656
%	6.9	19.4	16.0	57.7	100.0
Overall total on June 30, 2013	2,456,190	11,178,066	11,208,441	28,977,913		53,820,610
%	4.6	20.8	20.8	53.8		100.0
Overall total on September 30, 2012	1,434,426	13,208,215	13,722,106	25,445,465			53,810,212
%	2.7	24.5	25.5	47.3			100.0

(1)  Issuance of securities on the international market to invest in foreign exchange transactions, pre-export financing, import financing and working capital financing, predominately in the medium and long terms.

162             Report on Economic and Financial Analysis - September 2013

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

d)   Since 2003, Bradesco has used certain agreements to optimize its funding and liquidity management activities by using SPEs - Special Purpose Entities. An SPE, also known as a Diversified Payment Rights Company outside Brazil, is financed with long-term debt and settled through future cash flows from underlying assets which basically include flows from current payment orders and future remittances made by individuals and companies located abroad to beneficiaries in Brazil for which the Bank acts as a paying agent.

Long-term securities issued by the SPE and sold to investors are settled with proceeds from the payment order flows. Bradesco is obliged to redeem these securities in specific cases of delinquency or if the SPE discontinues operations.

Funds from the sale of current and future payment order flows, received by the SPE, must be maintained in a specific bank account until a minimum amount has been reached.

Below are the main features of the notes issued by SPEs:

	R$ thousand
	Date of issue	Transaction amount	Maturity	Total
				2013		2012
				September 30	June 30	September 30
Securitization of future flow of payment orders received from abroad	06.11.2007	481,550	05.20.2014	69,935	103,975	190,174
	06.11.2007	481,550	05.20.2014	69,530	103,624	190,074
	12.20.2007	354,260	11.20.2014	89,076	110,626	162,180
	03.06.2008	836,000	05.22.2017	779,478	829,738	912,349
	12.19.2008	1,168,500	02.20.2019	1,113,328	1,106,175	1,013,637
	12.17.2009	133,673	11.20.2014	55,554	69,000	101,168
	12.17.2009	133,673	02.20.2017	113,728	121,644	135,213
	12.17.2009	89,115	02.20.2020	98,931	102,139	100,841
	08.20.2010	307,948	08.21.2017	291,826	309,268	336,499
	09.29.2010	170,530	08.21.2017	166,787	176,756	192,319
	11.16.2011	88,860	11.20.2018	109,938	109,230	100,124
	11.16.2011	133,290	11.22.2021	167,572	166,446	152,450
Total		4,378,949		3,125,683	3,308,621	3,587,028

e)   Cost for market funding and inflation and interest adjustments of technical reserves for insurance, pension plans and capitalization bonds

	R$ thousand
	2013			2012
	3rd Quarter	2nd Quarter	September 30 YTD	September 30 YTD
Savings deposits	1,066,334	932,755	2,895,029	2,726,590
Time deposits	2,170,663	1,928,385	5,934,787	7,858,546
Federal funds purchased and securities sold under agreements to repurchase	6,083,572	5,629,963	15,907,968	13,701,955
Funds from issuance of securities	1,160,255	1,057,910	3,048,408	3,336,609
Other funding expenses	101,571	102,662	293,585	287,451
Subtotal	10,582,395	9,651,675	28,079,777	27,911,151
Cost for inflation and interest adjustment of technical reserves of insurance, pension plans and capitalization bonds	1,923,706	840,150	3,832,783	6,173,700
Total	12,506,101	10,491,825	31,912,560	34,084,851

Bradesco 163

          Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

17)    BORROWING AND ONLENDING

a)   Borrowing

	R$ thousand
	2013						2012
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	September 30	June 30	September 30
In Brazil - other institutions	4,481	-	-	7,717	12,198	10,655	9,417
Abroad	1,700,143	5,313,129	4,376,474	587,922	11,977,668	11,077,072	10,142,101
Overall total on September 30, 2013	1,704,624	5,313,129	4,376,474	595,639	11,989,866
%	14.2	44.3	36.5	5.0	100.0
Overall total on June 30, 2013	2,433,011	4,265,564	3,352,342	1,036,810		11,087,727
%	21.9	38.5	30.2	9.4		100.0
Overall total on September 30, 2012	1,235,667	5,495,857	2,517,098	902,896			10,151,518
%	12.2	54.1	24.8	8.9			100.0

b)   Onlending

	R$ thousand
	2013						2012
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	September 30	June 30	September 30
In Brazil	1,126,451	5,328,419	5,494,567	27,203,641	39,153,078	37,896,430	35,122,525
- National Treasury	-	-	36,673	-	36,673	17,444	116,773
- BNDES	363,157	2,050,046	1,420,209	8,206,431	12,039,843	11,860,989	12,218,679
- CEF	1,874	8,806	10,513	23,320	44,513	49,065	60,751
- FINAME	761,420	3,269,567	4,027,172	18,972,244	27,030,403	25,967,289	22,724,486
- Other institutions	-	-	-	1,646	1,646	1,643	1,836
Abroad	7,236	156,653	-	-	163,889	136,862	124,399
Overall total on September 30, 2013	1,133,687	5,485,072	5,494,567	27,203,641	39,316,967
%	2.9	14.0	14.0	69.1	100.0
Overall total on June 30, 2013	1,246,376	4,766,262	5,695,185	26,325,469		38,033,292
%	3.3	12.5	15.0	69.2		100.0
Overall total on September 30, 2012	2,754,907	4,396,646	6,765,497	21,329,874			35,246,924
%	7.8	12.5	19.2	60.5			100.0

164             Report on Economic and Financial Analysis - September 2013

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

c)   Borrowing and onlending expenses

	R$ thousand
	2013			2012
	3rd Quarter	2nd Quarter	September 30 YTD	September 30 YTD
Borrowing:
- In Brazil	4,369	15,896	26,999	11,498
- Abroad	30,784	32,354	92,923	107,440
Subtotal borrowing	35,153	48,250	119,922	118,938
Onlending in Brazil:
- National Treasury	123	110	737	2,618
- BNDES	179,197	187,460	512,900	608,468
- CEF	765	835	2,534	3,598
- FINAME	213,015	225,876	662,092	918,776
- Other institutions	8	147	301	162
Onlending abroad:
- Payables to foreign bankers (Note 11a)	44,559	611,465	785,090	1,034,502
- Other expenses with foreign onlending	566,140	3,535,002	3,631,737	2,573,891
- Exchange variation from investments abroad	(161,286)	(1,950,967)	(1,812,622)	(1,356,499)
Subtotal onlending	842,521	2,609,928	3,782,769	3,785,516
Total	877,674	2,658,178	3,902,691	3,904,454

18)    PROVISIONS, CONTINGENT ASSETS AND LIABILITIES AND LEGAL LIABILITIES - TAX AND SOCIAL SECURITY

a)   Contingent assets

Contingent assets are not recognized in the financial statements, however, there are ongoing proceedings where the chance of success is considered probable, such as: a) Social Integration Program (PIS), claiming to offset PIS against Gross Operating Income, paid under Decree-Laws 2445/88 and 2449/88, regarding the payment that exceeded the amount due under Supplementary Law 07/70 (PIS Repique); and b) other taxes, the legality and/or constitutionality of which is being challenged, where the decision may lead to reimbursement of amounts paid.

b)   Provisions classified as probable losses and legal obligations - tax and social security

Bradesco Organization is a party to a number of labor, civil and tax lawsuits, arising from the normal course of business.

Management recorded provisions based on their opinion and of their legal counsel, the nature of the lawsuit, similarity to previous lawsuits, complexity and the courts standing, where the loss is deemed probable.

Management considers that the provision is sufficient to cover losses generated by the respective lawsuits.

Liability related to litigation is held until the conclusion to the lawsuit, represented by judicial decisions, with no further appeals or due to the statute of limitation.

Bradesco 165

          Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

               I -   Labor claims

These are claims brought by former employees and outsourced employees seeking indemnifications, especially for unpaid overtime, according to Article 224 of the Consolidation of Labor Laws (CLT). In proceedings in which a judicial deposit is used to guarantee the execution of the judgment, the labor provision is made considering the estimated loss of these deposits. For other proceedings, the provision is based on the average of payments made for claims settled over the last 12 months.

Overtime is monitored by using electronic time cards and paid regularly during the employment contract and, accordingly, the claims filed by former employees do not represent significant amounts.

              II -   Civil claims

These are claims for pain and suffering and property damages, mainly relating to protests, returned checks, the inclusion of information about debtors in the credit restriction registry and the replacement of inflation adjustments excluded as a result of government economic plans. These lawsuits are individually controlled using a computer-based system and provisioned whenever the loss is deemed as probable, considering the opinion of Management and their legal counsel, the nature of the lawsuits, and similarity with previous lawsuits, complexity and positioning of the courts.

Most of these lawsuits are brought to the Special Civil Court (JEC), in which the claims are limited to 40 times the minimum wage and do not cause significant impact on Bradesco Organization’s financial position.

Note that a significant number of legal claims pleading the incidence of inflation rates, which were excluded from inflation adjustments on savings account balances due to economic plans, were part of federal government’s economic policy to reduce inflation. Although the Bank complied with the legal requirements in force at the time, these lawsuits have been recorded as provisions, taking into consideration claims effectively notified and the evaluation of the perspective of the loss, considering the current judicial decision of the Superior Court of Justice (STJ).

Two points are worth noting regarding disputes relating to economic plans: a) the Bank does not expect any significant provisions to be recorded in excess of what has been provided for, as legal new claims cannot be made; and b) the Federal Supreme Court (STF) suspended the analysis of all appeals up until a final decision issued by the court.

             III -   Legal obligations - provision for tax risks

The Bradesco Organization is disputing the legality and constitutionality of certain taxes and contributions in court, for which provisions have been recorded in full, although there is good chance of a favorable outcome in the medium to long term, based on the opinion of Management and their legal counsel. The processing of these legal obligations whose risk is deemed as probable is regularly monitored in the legal court. During or after the conclusion of each case, a favorable outcome may arise for the Organization, resulting in the reversal of the related provisions.

166             Report on Economic and Financial Analysis - September 2013

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

The main cases are:

-   Cofins - R$10,292,466 thousand (R$9,993,073 thousand on June 30, 2013 and R$8,598,942 thousand on September 30, 2012): a request for authorization to calculate and pay Cofins based on effective income, as set forth in Article 2 of Supplementary Law 70/91, removing the unconstitutional increase in the calculation for other revenues other than income;

-   INSS Autonomous Brokers - R$1,267,188 thousand (R$1,221,705 thousand on June 30, 2013 and R$1,100,748 thousand on September 30, 2012): we are requesting the impact of social security contribution on remunerations paid to third-party service providers, established by Supplementary Law 84/96 and subsequent regulations/amendments, at the 20.0% rate and additionally 2.5%, on the grounds that services are not provided to insurance companies but to policyholders, thus being outside the incidence of the contribution provided for in item I, Article 22, of Law 8212/91,as new wording in Law 9876/99;

-   IRPJ/Loan Losses - R$1,735,719 thousand (R$1,713,111 thousand on June 30, 2013 and R$1,310,993 thousand on September 30, 2012): we are requesting to deduct from income tax and social contributions payable (IRPJ and CSLL, respectively) amounts of actual and definite loan losses related to unconditional discounts granted upon receipt of claims incurred, regardless if they comply with the terms and conditions provided for in Articles 9 to 14 of Law 9430/96 that only apply to temporary losses;

-   CSLL - Deductibility on IRPJ calculation basis - R$879,712 thousand (R$867,168 thousand on June 30, 2013 and R$673,782 thousand on September 30, 2012): we are requesting to calculate and pay income tax calculated and paid for 1997 and subsequent years, excluding CSLL in the calculation, under Article 1, of Law 9316/96, since this contribution represents an effective, necessary and mandatory expense to the Company; and

-    PIS - R$307,783 thousand (R$305,648 thousand on June 30, 2013 and R$300,310 thousand on September 30, 2012): we are requesting the authorization to offset overpaid amounts in 1994 and 1995 as PIS contribution, corresponding to the surplus on the calculation established in the Constitution, i.e., gross operating income, as defined in the income tax legislation - set out in Article 44 of Law 4506/64, excluding interest income.

Law 12865/13, edited on October 9, 2013, provided for the possibility of payment of federal tax debts with discount. Bradesco Organization, closely monitoring this possibility, will examine the existing cases and will decide on them on a timely basis, and the respective financial and accounting effects will be analyzed at the moment, both in case of compliance and in case of possibility of favorable outcome or alteration in processing of the case.

            IV -       Provisions by nature

	R$ thousand
	2013		2012
	September 30	June 30	September 30
Labor claims	2,507,604	2,471,717	2,459,580
Civil claims	3,856,399	3,765,509	3,609,648
Subtotal (1)	6,364,003	6,237,226	6,069,228
Provision for tax risks (2)	16,784,877	16,452,731	14,061,296
Total	23,148,880	22,689,957	20,130,524

(1)  Note 20b; and

(2)  Classified under “Other liabilities - tax and social security” (Note 20a).

Bradesco 167

          Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

              V -       Changes in provisions

	R$ thousand
	2013
	Labor	Civil	Tax (1)
Balance at December 31, 2012	2,496,270	3,722,404	15,071,659
Adjustment for inflation	216,551	259,105	617,490
Provisions, net of reversals and write-offs	393,410	354,148	1,165,052
Payments	(598,627)	(479,258)	(69,324)
Balance at September 30, 2013	2,507,604	3,856,399	16,784,877

(1)  Mainly include legal liabilities.

c)   Contingent liabilities classified as possible losses

The Bradesco Organization maintains a system to monitor all administrative and judicial proceedings in which the institution is plaintiff or defendant and, based on the opinion of legal counsel, classifies the lawsuits according to the expectation of loss. Case law trends are periodically analyzed and, if necessary, the related risk is reclassified. In this respect, contingent lawsuits deemed with the risk of a possible loss are not recorded as a liability in the financial statements. The main lawsuits classified as such are the following: a) leasing companies’ Tax on Services of any Nature (ISSQN), total lawsuits correspond to R$1,167,543 thousand (R$1,151,684 thousand on June 30, 2013 and R$1,102,267 thousand on September 30, 2012) which relates to the municipal tax demands other than those where the company is not located and where, under law, tax is collected; b) 2006-2010 income tax and social contribution, relating to goodwill amortization being disallowed on the acquisition of investments, for the amount of R$844,849 thousand (R$838,399 thousand on June 30, 2013 and R$709,665 thousand on September 30, 2012); c) IRPJ and CSLL deficiency notice relating to disallowance of loan loss expenses, for the amount of R$490,422 thousand (R$482,515 thousand on June 30, 2013 and R$295,717 thousand on September 30, 2012); d) IRPJ and CSLL deficiency note relating to disallowance of exclusions of revenues from mark-to-market securities in 2007, amounting to R$231,612 thousand (R$229,556 thousand on June 30, 2013); and e) IRPJ, CSLL, PIS and COFINS deficiency note, amounting to R$337,348 thousand (R$334,433 thousand on June 30, 2013), on alleged tax-exempt gain, when Bovespa shares were merged into Nova Bolsa (BM&FBovespa), in 2008.

168             Report on Economic and Financial Analysis - September 2013

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

19)     SUBORDINATED DEBT

					R$ thousand
					2013		2012
Maturity	Original term in years	Amount of the operation	Currency	Remuneration	September 30	June 30	September 30
In Brazil:
Subordinated CDB:
				100.0% of CDI rate + (0.3440% p.a.- 0.4914% p.a.)
2012 (1)	5	-	R$	IPCA + 7.6320% p.a.	-	-	2,411,641
2013 (6)	5	-	R$	100.0% of CDI rate + 1.0817% p.a.	-	389,701	950,695
2014	6	1,000,000	R$	112.0% of CDI rate	1,652,333	1,614,055	1,525,232
				IPCA + (6.92% p.a.- 8.55% p.a.)
2015	6	1,274,696	R$	108.0% to 112.0% of CDI rate	2,237,989	2,181,647	1,952,563
2016	6	500	R$	IPCA + 7.1292% p.a.	803	785	707
				100.0% of CDI rate + 0.87% p.a.
2012 (1)	10	-	R$	101.5% of CDI rate	-	-	908,369
2019	10	20,000	R$	IPCA + 7.76% p.a.	34,372	33,539	30,074
Financial notes:
				IGP-M + 6.3874% p.a.
				IPCA + (6.7017% p.a. - 6.8784% p.a.)
				Fixed rate of 13.0949% p.a.
2016	6	102,018	R$	108.0% to 110.0% of CDI rate	142,232	139,081	127,333
				100.0% of CDI rate + (1.2685%p.a. - 1.3656% p.a.)
				IGP-M + (5.7745% p.a. - 6.9588% p.a.)
				IPCA + (5.6030% p.a. - 7.5482% p.a.)
				Fixed rate of (11.7493% p.a. - 13.8609% p.a.)
2017	6	8,630,999	R$	104.0% to 112.5% of CDI rate	9,294,582	9,299,086	9,038,822
				100.0% of CDI rate + (0.7855%p.a. - 1.3061% p.a.)
				IGP-M + (4.0147% p.a. - 6.2626% p.a.)
				IPCA + (3.6712% p.a. - 6.2822% p.a.)
				Fixed rate of (9.3991% p.a. - 12.1754% p.a.)
2018 (2)	6	8,262,799	R$	105.0% to 112.2% of CDI rate	8,701,345	8,598,215	8,360,073
				IGP-M + (3.6320% p.a. - 4.0735% p.a.)
				IPCA + (3.2983% p.a. - 4.4268% p.a.)
				Fixed rate of (9.3207% p.a. - 10.3107% p.a.)

Bradesco 169

          Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

					R$ thousand
					2013		2012
Maturity	Original term in years	Amount of the operation	Currency	Remuneration	September 30	June 30	September 30
2019 (7)	6	21,858	R$	109.3% to 109.5% of CDI rate	22,970	22,529	-
				IPCA + 7.4163% p.a.
2017	7	40,100	R$	Fixed rate of 13.1763% p.a.	61,399	59,726	54,018
				IGP-M + 6.6945% p.a.
2018	7	141,050	R$	IPCA + (5.9081% p.a. - 7.3743% p.a.)	185,692	180,548	165,296
				100.0% of CDI rate + (1.0079% p.a. – 1.0412% p.a.)
				IGP-M rate + 4.1768 p.a.
				IPCA + (4.0262% p.a. - 6.1757% p.a.)
				Fixed rate of (10.1304% p.a. - 11.7550% p.a.)
2019 (3)	7	3,172,835	R$	110.5% to 112.2% of CDI rate	3,298,428	3,223,683	85,857
2020 (10)	7	1,700	R$	IPCA + 4.2620% p.a.	1,780	1,750	-
2018	8	50,000	R$	IGP-M + 7.0670% p.a.	71,507	68,985	63,936
				IGP-M + 5.8351% p.a.
				IPCA + (5.8950% p.a. - 6.3643% p.a.)
2019	8	12,735	R$	Fixed rate of 13.3381% p.a.	16,509	16,049	14,598
				IGP-M + 5.5341% p.a.
				IPCA + (3.9941% p.a. - 6.1386% p.a.)
				Fixed rate of (11.1291% p.a. - 11.8661% p.a.)
2020 (5)	8	28,556	R$	110.0% to 110.7% of CDI rate	32,673	31,961	23,711
2021 (8)	8	1,236	R$	IPCA + (3.7004% p.a. – 4.3419% p.a.)	1,305	1,286	-
2021	9	7,000	R$	111.0% of CDI rate	7,742	7,564	7,151
				IGP-M + (6.0358% p.a. - 6.6244% p.a.)
				IPCA + (5.8789% p.a. - 7.1246% p.a.)
				Fixed rate of 12.7513% p.a.
2021	10	19,200	R$	109.0% of CDI rate	24,017	23,491	21,419
				IGP-M + (3.9270% p.a. - 4.2994% p.a.)
				IPCA + (4.1920% p.a. - 6.0358% p.a.)
				Fixed rate of (10.3489% p.a. - 12.4377% p.a.)
2022 (4)	10	54,143	R$	110.0% to 111.3% of CDI rate	61,180	59,969	43,634
				IGP-M + (3.5855% p.a. – 3.9984% p.a.)
				IPCA + (3.9292% p.a. - 4.9620% p.a.)

170             Report on Economic and Financial Analysis - September 2013

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

					R$ thousand
					2013		2012
Maturity	Original term in years	Amount of the operation	Currency	Remuneration	September 30	June 30	September 30
2023 (9)	10	688,064	R$	Fixed rate (10.6804% p.a. – 10.8971% p.a.)	719,936	714,738	-
CDB pegged to loans:
2013 to 2016	2 to 4	4,357	R$	100.0% of CDI rate	4,970	5,310	7,059
Subtotal in Brazil					26,573,764	26,673,698	25,792,188
Abroad:
2013	10	1,434,750	US$	Rate of 8.75% p.a.	1,157,491	1,125,555	1,053,162
2014	10	801,927	Euro	Rate of 8.00% p.a.	703,626	658,875	607,785
2019	10	1,333,575	US$	Rate of 6.75% p.a.	1,672,814	1,690,364	1,574,921
2021	11	2,766,650	US$	Rate of 5.90% p.a.	3,603,285	3,632,012	3,280,021
2022	11	1,886,720	US$	Rate of 5.75% p.a.	2,458,259	2,477,196	2,237,638
Issuance costs on funding					(33,916)	(35,594)	(38,974)
Subtotal abroad					9,561,559	9,548,408	8,714,553
Overall total					36,135,323	36,222,106	34,506,741

(1)   Subordinated debt transactions that matured in October and November 2012;

(2)   Issue of financial notes, of which were issued as follows: (i) R$128,927 thousand in October 2012; (ii) R$300 thousand in November 2012; and (iii) R$25,135 thousand in December 2012, maturing in 2018;

(3)   Issue of financial notes, of which were issued as follows: (i) R$922,816 thousand in October 2012; (ii) R$1,100,400 thousand in November 2012; and (iii) R$1,066,700 thousand in December 2012, maturing in 2019;

(4)   Issue of financial notes, of which were issued as follows: (i) R$10,600 thousand in October 2012; and (ii) R$1,058 thousand in December 2012, maturing in 2022;

(5)   Issue of financial notes, of which were issued as follows: R$901 thousand in December 2012, maturing in 2020;

(6)   Subordinated debt transactions that matured in January, February, April, May and July 2013;

(7)   Issue of financial notes, of which were issued as follows: (i) R$3,362 thousand in January 2013; (ii) R$3,731 thousand in February 2013; and (iii) R$14,765 thousand in March 2013, maturing in 2019;

(8)   Issue of financial notes, of which were issued as follows: (i) R$736 thousand in January 2013; and (ii) R$500 thousand in March 2013, maturing in 2021;

(9)   Issue of financial notes, of which were issued as follows: (i) R$85,180 thousand in January 2013; (ii) R$498,310 thousand in February 2013; and (iii) R$104,574 thousand in March 2013, maturing in  2023; and

(10)   Issue of financial notes, of which were issued as follows: (i) R$1,700 thousand in March 2013, maturing in 2020.

Bradesco 171

          Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

20)    OTHER LIABILITIES

a)   Tax and social security

	R$ thousand
	2013		2012
	September 30	June 30	September 30
Provision for tax risk (Note 18b IV)	16,784,877	16,452,731	14,061,296
Provision for deferred income tax (Note 34f)	4,130,802	4,255,124	7,276,170
Taxes and contributions on profit payable	3,959,519	3,320,455	3,676,197
Taxes and contributions payable	1,052,074	1,027,693	1,043,268
Total	25,927,272	25,056,003	26,056,931

b)   Sundry

	R$ thousand
	2013		2012
	September 30	June 30	September 30
Credit card operations	14,588,493	14,180,731	12,731,148
Civil and labor provisions (Note 18b IV)	6,364,003	6,237,226	6,069,228
Provision for payments	5,500,774	4,849,547	5,142,469
Sundry creditors	6,425,706	5,792,748	3,920,112
Liabilities for acquisition of assets and rights	1,295,255	1,805,985	1,869,645
Liabilities for official agreements	390,252	321,700	329,603
Other	1,479,575	1,399,488	1,565,162
Total	36,044,058	34,587,425	31,627,367

172             Report on Economic and Financial Analysis - September 2013

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

21)    INSURANCE, PENSION PLANS AND CAPITALIZATION BONDS

a)   Technical reserves by account

	R$ thousand
	Insurance (1)			Life and pension plans (2) (3)			Capitalization bonds			Total
	2013		2012	2013		2012	2013		2012	2013		2012
	September 30	June 30	September 30	September 30	June 30	September 30	September 30	June 30	September 30	September 30	June 30	September 30
Current and long-term liabilities
Mathematical reserve for unvested benefits	943,187	931,421	814,580	99,799,217	98,622,773	87,108,269	-	-	-	100,742,404	99,554,194	87,922,849
Mathematical reserve for vested benefits	191,662	189,915	170,036	6,293,796	6,174,238	5,867,678	-	-	-	6,485,458	6,364,153	6,037,714
Mathematical reserve for capitalization bonds	-	-	-	-	-	-	5,056,765	4,976,376	4,447,917	5,056,765	4,976,376	4,447,917
Reserve for claims incurred but not reported (IBNR)	1,356,631	1,392,704	1,364,104	1,228,389	1,191,230	906,594	-	-	-	2,585,020	2,583,934	2,270,698
Unearned premium reserve (4)	3,199,369	3,025,645	2,207,390	213,560	212,528	173,046	-	-	-	3,412,929	3,238,173	2,380,436
Complementary reserve for coverage	-	-	-	5,109,315	4,978,649	5,475,975	-	-	-	5,109,315	4,978,649	5,475,975
Reserve for unsettled claims	3,652,180	3,516,427	2,839,064	1,196,088	1,170,537	1,029,862	-	-	-	4,848,268	4,686,964	3,868,926
Reserve for financial surplus	-	-	-	388,393	378,511	383,858	-	-	-	388,393	378,511	383,858
Reserve for draws and redemptions	-	-	-	-	-	-	623,838	584,435	541,309	623,838	584,435	541,309
Other reserves	2,634,609	2,642,031	2,822,711	1,585,052	1,654,392	1,479,751	81,614	177,051	175,310	4,301,275	4,473,474	4,477,772
Total reserves	11,977,638	11,698,143	10,217,885	115,813,810	114,382,858	102,425,033	5,762,217	5,737,862	5,164,536	133,553,665	131,818,863	117,807,454

(1)  “Other reserves” - Insurance basically refers to the technical reserves of the “personal health” portfolio recorded to: (i) cover  the differences of future premium adjustments and those required for the portfolio technical balance; and (ii) adapt to current interest rate scenarios;

(2)  Includes personal insurance and pension plans;

(3)  “Other reserves” - Life and Pension Plan mainly includes the “Reserve for redemption and other amounts to be settled,” “Reserve for related expenses” and “Other reserves;” and

(4)  As of the first quarter of 2013, in compliance with ANS Normative Resolution 314/12, Bradesco Saúde reclassified R$753,652 thousand (R$715,409 thousand on June 30, 2013), corresponding to the early recording of premiums, which was deducted from premiums receivable, to “Technical Reserves – Unearned Premium Reserve,” under liabilities.

Bradesco 173

          Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

b)   Technical reserves by product

	R$ thousand
	Insurance			Life and pension plans			Capitalization bonds			Total
	2013		2012	2013		2012	2013		2012	2013		2012
	September 30	June 30	September 30	September 30	June 30	September 30	September 30	June 30	September 30	September 30	June 30	September 30
Health	6,740,112	6,649,640	5,528,534	-	-	-	-	-	-	6,740,112	6,649,640	5,528,534
Auto/RCF	2,791,724	2,739,910	2,775,797	-	-	-	-	-	-	2,791,724	2,739,910	2,775,797
DPVAT/Retrocession	220,298	215,639	163,975	583,342	572,318	362,199	-	-	-	803,640	787,957	526,174
Life	14,643	16,223	17,247	5,284,022	5,218,269	4,630,786	-	-	-	5,298,665	5,234,492	4,648,033
Basic lines	2,210,861	2,076,731	1,732,332	-	-	-	-	-	-	2,210,861	2,076,731	1,732,332
Unrestricted Benefits Generating Plan - PGBL to be granted	-	-	-	18,661,867	18,222,159	16,987,593	-	-	-	18,661,867	18,222,159	16,987,593
Long-Term Life Insurance - VGBL - to be granted	-	-	-	70,076,427	69,696,077	60,236,676	-	-	-	70,076,427	69,696,077	60,236,676
Pension plans	-	-	-	21,208,152	20,674,035	20,207,779	-	-	-	21,208,152	20,674,035	20,207,779
Capitalization bonds	-	-	-	-	-	-	5,762,217	5,737,862	5,164,536	5,762,217	5,737,862	5,164,536
Total technical reserves	11,977,638	11,698,143	10,217,885	115,813,810	114,382,858	102,425,033	5,762,217	5,737,862	5,164,536	133,553,665	131,818,863	117,807,454

174             Report on Economic and Financial Analysis - September 2013

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

c)   Guarantees for technical reserves

	R$ thousand
	Insurance			Life and pension plans			Capitalization bonds			Total
	2013		2012	2013		2012	2013		2012	2013		2012
	September 30	June 30	September 30	September 30	June 30	September 30	September 30	June 30	September 30	September 30	June 30	September 30
Total technical reserves	11,977,638	11,698,143	10,217,885	115,813,810	114,382,858	102,425,033	5,762,217	5,737,862	5,164,536	133,553,665	131,818,863	117,807,454
(-) Loading on insurance sales – extended guarantee	(138,436)	(94,676)	-	-	-	-	-	-	-	(138,436)	(94,676)	-
(-) Portion corresponding to contracted reinsurance	(827,723)	(819,881)	(853,813)	(7,074)	(11,377)	(11,604)	-	-	-	(834,797)	(831,258)	(865,417)
(-) Deposits retained at IRB and court deposits	(8,179)	(26,611)	(23,614)	(53,676)	(55,836)	(60,668)	-	-	-	(61,855)	(82,447)	(84,282)
(-) Receivables	(808,675)	(831,130)	(863,821)	-	-	-	-	-	-	(808,675)	(831,130)	(863,821)
(-) Unearned premium reserve – Health Insurance (1)	(753,652)	(715,409)	-	-	-	-	-	-	-	(753,652)	(715,409)	-
(-) Reserves from DPVAT agreements	(213,929)	(209,831)	(157,280)	(579,156)	(568,063)	(358,842)	-	-	-	(793,085)	(777,894)	(516,122)
To be insured	9,227,044	9,000,605	8,319,357	115,173,904	113,747,582	101,993,919	5,762,217	5,737,862	5,164,536	130,163,165	128,486,049	115,477,812
Investment fund quotas (VGBL and PGBL)	-	-	-	88,738,294	87,918,236	77,224,269	-	-	-	88,738,294	87,918,236	77,224,269
Investment fund quotas (excluding VGBL and PGBL)	3,233,527	3,436,152	3,253,651	15,609,846	14,878,511	13,669,265	3,394,508	3,484,916	3,392,262	22,237,881	21,799,579	20,315,178
Government securities	6,527,460	6,655,086	5,460,538	9,448,779	9,707,320	9,619,474	2,027,321	1,867,972	1,513,166	18,003,560	18,230,378	16,593,178
Private securities	104,310	101,566	102,836	202,429	199,594	221,369	94,504	115,976	108,843	401,243	417,136	433,048
Shares	5,859	5,544	3,775	1,443,174	1,424,865	1,444,057	271,223	347,371	300,307	1,720,256	1,777,780	1,748,139
Total technical reserve guarantees	9,871,156	10,198,348	8,820,800	115,442,522	114,128,526	102,178,434	5,787,556	5,816,235	5,314,578	131,101,234	130,143,109	116,313,812

(1)    Deduction set forth in Article 4 of ANS Resolution 314/12.

Bradesco 175

          Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

d)   Insurance, pension plan contribution and capitalization bond retained premiums

	R$ thousand
	2013			2012
	3rd Quarter	2nd Quarter	September 30 YTD	September 30 YTD
Written premiums	6,093,004	5,764,672	17,219,071	14,719,264
Pension plan contributions (including VGBL)	3,838,473	6,474,635	14,989,983	13,893,650
Capitalization bond income	1,234,398	1,126,065	3,343,319	2,745,492
Granted coinsurance premiums	(41,855)	(47,282)	(118,263)	(169,717)
Refunded premiums	(54,897)	(79,591)	(173,826)	(96,827)
Net written premiums	11,069,123	13,238,499	35,260,284	31,091,862
Reinsurance premiums	(62,501)	(49,815)	(164,148)	(221,847)
Insurance, pension plan and capitalization bond retained premiums	11,006,622	13,188,684	35,096,136	30,870,015

22)    NON-CONTROLLING INTERESTS IN SUBSIDIARIES

	R$ thousand
	2013		2012
	September 30	June 30	September 30
Banco Bradesco BBI S.A.	132,282	129,036	122,411
Other (1)	459,358	452,966	463,662
Total	591,640	582,002	586,073

(1)   Mainly related to the non-controlling interest in Odontoprev S.A.

23)    SHAREHOLDERS’ EQUITY (PARENT COMPANY)

a)   Capital stock in number of shares

Fully subscribed and paid-in capital stock comprises non-par, registered, book-entry shares.

	2013		2012
	September 30	June 30	September 30
Common shares	2,103,637,129	2,103,637,129	1,912,397,390
Preferred shares	2,103,636,910	2,103,636,910	1,912,397,191
Subtotal	4,207,274,039	4,207,274,039	3,824,794,581
Treasury (common shares)	(2,898,610)	(2,898,610)	(2,635,100)
Treasury (preferred shares)	(7,630,270)	(5,265,370)	(4,786,700)
Total outstanding shares	4,196,745,159	4,199,110,059	3,817,372,781

b)   Changes in capital stock in number of shares

	Common	Preferred	Total
Number of outstanding shares as at December 31, 2012	1,909,762,290	1,907,610,491	3,817,372,781
Capital increase through share issue – 10% bonus (1)	191,239,739	191,239,719	382,479,458
Increase in treasury shares – 10% bonus	(263,510)	(478,670)	(742,180)
Shares acquired and not cancelled	-	(2,364,900)	(2,364,900)
Number of outstanding shares as at September 30, 2013	2,100,738,519	2,096,006,640	4,196,745,159

(1)   Paid to shareholders of record as at March 25, 2013.

176             Report on Economic and Financial Analysis - September 2013

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

The Special Shareholders’ Meeting held on March 11, 2013 deliberated on the capital increase of R$8,000,000 thousand, from R$30,100,000 thousand to R$38,100,000 thousand, through the capitalization of a portion of the “Profit Reserves – Statutory Reserve” account, in compliance with Article 169 of Law 6404/76, with a 10% stock bonus, through the issue of 382,479,458 new no-par registered, book-entry shares, of which 191,239,739 are common shares and 191,239,719 are preferred shares, paid free of charge to shareholders as bonus, at the proportion of one (1) new share for every ten (10) new shares of the same type they hold, benefiting Bradesco’s shareholders of record as at March 25, 2013.

Simultaneously to the operation in the Brazilian Market and at the same proportion, the ADRs – American Depositary Receipts at the U.S. Market (NYSE) and GDRs – Global Depositary Receipts at the European Market (Latibex) were granted bonus, and shareholders received one (1) new DR for every ten (10) DRs they held as at March 28, 2013.

c)     Interest on shareholders’ equity/dividends

Preferred shares have no voting rights, but are entitled to all other rights and advantages given to common shares and, in compliance with Bradesco’s Bylaws, have priority for repayment of capital and an additional ten percent (10%) interest on shareholders’ equity and/or dividends, in accordance with the provisions of Paragraph 1, item II, of Article 17 of Law 6404/76, amended by Law 10303/01.

According to Bradesco’s Bylaws, shareholders are entitled to interest on shareholders’ equity and/or dividends amounting to at least 30% of the net income for the year, adjusted in accordance with Brazilian Corporate Law.

Interest on shareholders’ equity is calculated based on the shareholders’ equity limited to the variation in the Federal Government Long-Term Interest Rates (TJLP), subject to available profits before deductions, or transfer to retained earnings or profit reserves for the amounts equivalent or greater than twice its value.

Bradesco’s capital remuneration policy aims to distribute interest on shareholders’ equity at the maximum amount calculated under current legislation, and this is included, net of Withholding Income Tax, in the calculation for mandatory dividends for the year under the Company’s Bylaws.

The Board of Directors’ Meeting held on December 21, 2012 approved the Board of Executive Officers’ proposal to pay shareholders supplementary interest on shareholders’ equity for 2012, for the amount of R$2,054,400 thousand, at R$0.512557736 (net of 15% withholding income tax - R$0.435674076) per common share and R$0.563813510 (net of 15% withholding income tax - R$0.479241484) per preferred share, which was paid on March 7, 2013.

The Board of Directors’ Meeting held on February 5, 2013 approved the Board of Executive Officers’ proposal to pay shareholders supplementary interest on shareholders’ equity for 2012, for the amount of R$266,483 thousand, at R$0.066485657 per common share and R$0.073134223 per preferred share, which was paid on March 7, 2013.

The Board of Directors’ Meeting held on March 11, 2013 approved the Board of Executive Officers’ proposal to maintain the monthly interest on shareholders’ equity at R$0.018817992 (net of 15% withholding income tax - R$0.015995293) per common share and R$0.020699791 (net of 15% withholding income tax - R$0.017594822) per preferred share, as of the payment of interest on shareholders' equity for April 2013, to be made on May 2, 2013. The amounts monthly paid to shareholders increased by 10% after the inclusion of new shares in shareholders’ positions.

The Board of Directors’ Meeting held on June 27, 2013 approved the Board of Executive Officers’ proposal to pay shareholders interim interest on shareholders’ equity for the first half of 2013, for the amount of R$830,000 thousand, at R$0.188253558 (net of 15% withholding income tax - R$0.160015524) per common share and R$0.207078914 (net of 15% withholding income tax - R$0.176017077) per preferred share, which was paid on July 18, 2013.

Bradesco 177

          Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

Interest on shareholders’ equity for the nine-month period ended September 30, 2013 is calculated as follows:

	R$ thousand	% (1)
Net income for the period	8,931,828
(-) Legal reserve	(446,591)
Adjusted calculation basis	8,485,237
Monthly, interim and supplementary interest on shareholders’ equity (gross), paid and/or provisioned	3,144,529
Withholding income tax on interest on shareholders’ equity	(471,679)
Interest on shareholders’ equity (net) on September 30, 2013 YTD	2,672,850	31.50
Interest on shareholders’ equity (net) and dividends on September 30, 2012 YTD	2,539,953	31.50

(1)  Percentage of interest on shareholders’ equity/dividends after adjustments.

Interest on shareholders’ equity and dividends were paid or recorded in provisions, as follows:

Description	R$ thousand
	Per share (gross)		Gross amount paid / recorded in provision	Withholding Income Tax (IRRF) (15%)	Net amount paid / recorded in provision
	Common shares	Preferred shares
Monthly interest on shareholders’ equity paid	0.056454	0.062099	226,287	33,943	192,344
Monthly dividends paid	0.091610	0.100770	367,208	-	367,208
Interim interest on shareholders’ equity paid	0.188185	0.207003	754,300	113,145	641,155
Supplementary interest on shareholders’ equity paid	0.392709	0.431980	1,575,583	236,337	1,339,246
Total on September 30, 2012 YTD	0.728958	0.801852	2,923,378	383,425	2,539,953
Monthly interest on shareholders’ equity paid (1)	0.169361	0.186298	724,003	108,600	615,403
Interim interest on shareholders’ equity paid (1) (2)	0.188254	0.207078	830,000	124,500	705,500
Supplementary interest on shareholders’ equity provisioned (1)	0.360962	0.397058	1,590,526	238,579	1,351,947
Total on September 30, 2013 YTD	0.718577	0.790434	3,144,529	471,679	2,672,850

(1) Including the 10% stock bonus in March 2013; and

(2) Paid on July 18, 2013.

d)         Treasury shares

The Board of Directors’ meeting held on December 21, 2011 resolved to renew the term for the share buyback, based on the previous conditions. It was valid up to June 23, 2012. The Board of Directors’ meeting held on June 21, 2012 resolved to renew the term for the share buyback, based on the previous conditions. It was valid up to December 25, 2012. The Board of Directors’ Meeting held on December 20, 2012 resolved to renew the term for the share buyback, based on the previous conditions. It was valid up to June 26, 2013. The Board of Directors’ Meeting held on June 25, 2013 resolved to renew the term for the share buyback, based on the previous conditions. It is valid until June 26, 2014.

A total of 2,898,610 common shares and 7,630,270 preferred shares had been acquired, totaling R$262,249 thousand up to September 30, 2013, and remain in treasury. The minimum, average and maximum cost per common share is R$23.62221, R$25.41203 and R$27.14350, respectively, and R$26.10848, R$27.30658 and R$33.12855 per preferred share, respectively. The market value was R$34.49 per common share and R$30.38 per preferred share on September 30, 2013.

178             Report on Economic and Financial Analysis – September 2013

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

24)    FEE AND COMMISSION INCOME

	R$ thousand
	2013			2012
	3rd Quarter	2nd Quarter	September 30 YTD	September 30 YTD
Credit card income	1,755,010	1,652,411	5,003,079	4,174,354
Checking account	933,269	888,694	2,655,273	2,378,496
Asset management	603,624	580,827	1,734,859	1,622,241
Loans	554,148	573,733	1,646,461	1,571,860
Collections	380,555	366,833	1,091,035	973,725
Consortium management	182,385	176,583	526,200	452,406
Custody and brokerage services	126,690	136,022	386,901	358,783
Underwriting / financial advisory services	69,340	224,995	415,211	318,301
Payments	87,424	87,033	253,246	237,619
Other	216,024	199,272	590,822	413,128
Total	4,908,469	4,886,403	14,303,087	12,500,913

25)    PAYROLL AND RELATED BENEFITS

	R$ thousand
	2013			2012
	3rd Quarter	2nd Quarter	September 30 YTD	September 30 YTD
Payroll	1,552,440	1,476,967	4,465,123	4,220,312
Benefits	679,317	654,054	1,990,737	1,839,552
Social security charges	594,994	561,888	1,686,692	1,600,244
Employee profit sharing	275,708	261,859	797,443	786,258
Provision for labor claims	209,896	210,211	583,812	497,827
Training	33,197	26,073	72,259	100,219
Total	3,345,552	3,191,052	9,596,066	9,044,412

Bradesco 179

          Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

26)    OTHER ADMINISTRATIVE EXPENSES

	R$ thousand
	2013			2012
	3rd Quarter	2nd Quarter	September 30 YTD	September 30 YTD
Outsourced services	900,261	873,488	2,602,040	2,561,582
Communication	399,368	402,904	1,194,817	1,241,179
Depreciation and amortization	442,369	432,009	1,286,303	1,203,717
Data processing	329,952	315,817	945,163	807,632
Advertising and marketing	162,713	169,129	492,831	522,969
Transport	214,966	205,298	619,071	641,641
Rental	209,355	203,295	617,933	570,172
Asset maintenance	168,298	162,396	483,878	438,953
Financial system services	186,591	188,826	554,641	488,069
Supplies	81,093	76,327	226,705	243,826
Security and surveillance	123,968	123,850	363,359	317,011
Water, electricity and gas	51,014	54,298	170,363	188,344
Travel	38,144	33,571	99,122	100,542
Other	292,567	288,354	842,476	733,871
Total	3,600,659	3,529,562	10,498,702	10,059,508

27)    TAX EXPENSES

	R$ thousand
	2013			2012
	3rd Quarter	2nd Quarter	September 30 YTD	September 30 YTD
Contribution for Social Security Financing (Cofins)	648,772	535,418	1,987,213	1,984,023
Social Integration Program (PIS) contribution	122,738	92,199	349,482	335,307
Tax on Services (ISS)	132,000	137,352	392,166	346,053
Municipal Real Estate Tax (IPTU) expenses	10,903	11,425	43,339	39,834
Other	49,637	52,118	160,336	251,558
Total	964,050	828,512	2,932,536	2,956,775

28)    OTHER OPERATING INCOME

	R$ thousand
	2013			2012
	3rd Quarter	2nd Quarter	September 30 YTD	September 30 YTD
Other interest income	445,613	372,092	1,161,230	1,191,005
Reversal of other operating provisions	140,252	193,096	532,064	331,522
Gains on sale of goods	26,707	22,243	68,122	51,270
Revenues from recovery of charges and expenses	25,070	23,767	70,620	143,802
Other	232,028	251,307	763,520	736,399
Total	869,670	862,505	2,595,556	2,453,998

180             Report on Economic and Financial Analysis – September 2013

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

29)    OTHER OPERATING EXPENSES

	R$ thousand
	2013			2012
	3rd Quarter	2nd Quarter	September 30 YTD	September 30 YTD
Other finance costs	1,176,541	1,108,520	3,302,783	2,813,589
Sundry losses	427,358	432,208	1,231,250	1,138,484
Commissions on loans and financing	354,955	352,793	1,006,858	747,179
Discount granted	300,612	270,639	801,409	751,206
Intangible assets amortization	218,740	209,369	672,765	625,436
Goodwill amortization (Note 15a)	49,168	65,221	181,747	199,674
Other	225,299	232,388	888,244	922,962
Total	2,752,673	2,671,138	8,085,056	7,198,530

30)    NON-OPERATING INCOME (LOSS)

	R$ thousand
	2013			2012
	3rd Quarter	2nd Quarter	September 30 YTD	September 30 YTD
Gain/loss on sale and write-off of assets and investments (1)	(80,383)	113,637	(12,076)	(119,454)
Recording/reversal of non-operating provisions	(53,028)	(49,723)	(134,637)	(127,760)
Others	29,399	12,703	60,834	35,629
Total	(104,012)	76,617	(85,879)	(211,585)

(1)   Including: (i) gain/loss on sale of BM&FBovespa shares in the third quarter of 2013, amounting to R$30,247 thousand
(R$148,397 thousand in the second quarter of 2013) and R$178,644 thousand on September 30, 2013 YTD, and (ii) gain/loss on sale of CETIP shares on September 30, 2012 YTD, amounting to R$29,205 thousand.

Bradesco 181

          Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

31)    RELATED-PARTY TRANSACTIONS (DIRECT AND INDIRECT)

a)   Related party transactions (direct and indirect) are carried out under conditions and at rates consistent with those entered into with third parties, when applicable, and effective on the dates of the operations. The transactions are as follows:

	R$ thousand
	2013		2012	2013			2012
	September 30	June 30	September 30	3rd Quarter	2nd Quarter	September 30 YTD	September 30 YTD
	Assets (liabilities)	Assets (liabilities)	Assets (liabilities)	Revenues (expenses)	Revenues (expenses)	Revenues (expenses)	Revenues (expenses)
Interest on shareholders’ equity and dividends:	(512,815)	(512,566)	(505,457)	-	-	-	-
Cidade de Deus Companhia Comercial de Participações	(377,687)	(377,504)	(372,268)	-	-	-	-
Fundação Bradesco	(135,128)	(135,062)	(133,189)	-	-	-	-
Demand deposits/Savings accounts:	(19,945)	(17,687)	(18,969)	(153)	(133)	(422)	(342)
Fundação Bradesco	-	-	(121)	-	-	-	-
BBD Participações S.A.	(2)	(4)	(6)	-	-	-	-
Nova Cidade de Deus Participações S.A.	(9)	(1)	(3)	-	-	-	-
Cidade de Deus Companhia Comercial de Participações	(8)	(10)	(3)	-	-	-	-
Key Management Personnel	(19,926)	(17,672)	(18,836)	(153)	(133)	(422)	(342)
Time deposits:	(132,026)	(125,632)	(169,878)	(1,688)	(1,581)	(4,988)	(8,453)
Cidade de Deus Companhia Comercial de Participações	(39,848)	(34,522)	(30,042)	(13)	(10)	(33)	(171)
Key Management Personnel	(92,178)	(91,110)	(139,836)	(1,675)	(1,571)	(4,955)	(8,282)
Federal funds purchased and securities sold under agreements to repurchase:	(772,097)	(839,669)	(249,182)	(16,880)	(9,700)	(30,585)	(17,819)
Cidade de Deus Companhia Comercial de Participações	(566,993)	(555,251)	-	(11,743)	(5,635)	(17,378)	-
BBD Participações S.A.	(8,606)	(68,762)	-	(884)	(140)	(1,280)	-
Key Management Personnel	(196,498)	(215,656)	(249,182)	(4,253)	(3,925)	(11,927)	(17,819)
Funds from issuance of securities:	(542,950)	(559,731)	(394,679)	(9,289)	(7,997)	(24,172)	(23,896)
Key Management Personnel	(542,950)	(559,731)	(394,679)	(9,289)	(7,997)	(24,172)	(23,896)
Rental of branches:	-	-	-	(352)	(352)	(1,056)	(977)
Fundação Bradesco	-	-	-	(352)	(352)	(1,056)	(977)
Subordinated debts:	(737)	(722)	(15,621)	(15)	(13)	(39)	(2,171)
Fundação Bradesco	(737)	(722)	(15,621)	(15)	(13)	(39)	(1,538)
Cidade de Deus Companhia Comercial de Participações	-	-	-	-	-	-	(633)

182             Report on Economic and Financial Analysis – September 2013

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

b)  Compensation for key Management personnel

Each year, the Annual Shareholders’ Meeting approves:

•       The annual overall amount of management compensation, set forth at the Board of Directors Meetings, to be paid to board members and members of the Board of Executive Officers, as determined by the Company’s Bylaws; and

•       The amount allocated to finance Management pension plans, within the Employee and Management pension plan of the Bradesco Organization.

For 2013, the maximum amount of R$329,600 thousand was set for Management compensation and R$325,600 thousand to finance defined contribution pension plans.

The current policy on Management compensation sets forth that 50% of net variable compensation, if any, must be allocated to the acquisition of preferred shares of Banco Bradesco S.A., which must be traded in three equal, annual and successive installments, the first of which maturing in the year following the payment date. This procedure complies with CMN Resolution 3921/10, that sets forth a management compensation policy for financial institutions.

Short-term Management benefits

	R$ thousand
	2013			2012
	3rd Quarter	2nd Quarter	September 30 YTD	September 30 YTD
Salaries	81,364	81,425	244,940	255,424
INSS contributions	18,278	18,290	55,023	57,269
Total	99,642	99,715	299,963	312,693

Post-employment benefits

	R$ thousand
	2013			2012
	3rd Quarter	2nd Quarter	September 30 YTD	September 30 YTD
Defined contribution supplementary pension plans	80,399	80,364	242,513	218,694
Total	80,399	80,364	242,513	218,694

Bradesco does not offer long-term benefits related to severance pay or share-based compensation, pursuant to CPC 10 – Share-Based Payment, approved by CMN Resolution 3989/11, to its key Management personnel.

Other information

I)    Under current law, financial institutions are not allowed to grant loans or advances to:

a)   Officers and members of the advisory, administrative, fiscal or similar councils, as well as to their respective spouses and family members up to the second degree;

b)   Individuals or corporations that own more than 10% of their capital; and

c)   Corporations of which the financial institution itself, any officers or administrators of the institution, as well as their spouses and respective family members up to the second degree own more than 10%.

Therefore, no loans or advances are granted by financial institutions to any subsidiary, members of the Board of Directors or Board of Executive Officers and their relatives.

Bradesco 183

          Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

II)   Shareholding

Together, members of the Board of Directors and Board of Executive Officers had the following shareholding in Bradesco:

	2013		2012
	September 30	June 30	September 30
● Common shares	0.73%	0.73%	0.73%
● Preferred shares	0.99%	1.01%	1.01%
● Total shares (1)	0.86%	0.87%	0.87%

(1)  On September 30, 2013, direct and indirect shareholding of the members of Bradesco’s Board of Directors and Board of Executive Officers amounted to 3.13% of common shares, 1.04% of preferred shares and 2.08% of all shares.

32)    FINANCIAL INSTRUMENTS

a)      Risk management

Risk management is highly strategic due to the increasing complexity of services and products and the globalization of the Organization’s business. The dynamic markets lead Bradesco to an ongoing improvement of this activity in the pursuit of best practices. For that reason, Bradesco was authorized by Bacen to use its internal market risk models, which were already in force, to calculate regulatory capital as of January 2013.

The Organization controls risk management in an integrated and independent manner, preserving and valuing the Board's decisions, developing and implementing methodologies, models, and measurement and control tools. It also provides training to employees from all Organization levels, from the business areas to the Board of Directors.

The management process allows the risks to be proactively identified, measured, mitigated, monitored and reported, which is necessary in view of the Organization’s complex financial products and activity profile.

Credit risk management

Credit risk refers to the possibility of losses associated to the non-compliance by the borrower or counterparty for their respective financial obligations under agreed terms, as well as to the reduction of the value of a loan agreement resulting from a deterioration of the borrower’s risk rating, reduced earnings or remuneration, the advantages in renegotiation, recovery costs and other values related to the counterparty’s non-compliance with its financial obligations.

Credit risk management in the Organization is a continuous and evolving process of mapping, development, assessment and diagnosis through the use of models, instruments and procedures that require a high degree of discipline and control during the analysis of operations to preserve the integrity and autonomy of the processes.

The Organization carefully controls its exposure to credit risk, which mainly results from loans, securities and derivative financial instruments. Credit risk also stems from financial obligations related to loan commitments or financial guarantees.

184             Report on Economic and Financial Analysis – September 2013

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

Market risk management

Market risk is represented by the possibility of financial losses due to fluctuating prices and interest rates of the Organization’s financial assets as its asset and liability operations may have mismatched maturities, currencies and indexes.

Market risk is carefully identified, measured, mitigated, controlled and reported. The Organization’s exposure to market risk profile is in line with the guidelines established by the governance process, with limits independently monitored.

Market risk is controlled for all of the Organization’s companies in a corporate and centralized manner. All operations exposing the Organization to market risk are mapped, measured and classified by probability and importance, and the whole process is approved by the corporate governance structure.

Bradesco 185

          Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

Below is the statement of financial position by currency

	R$ thousand
	2013				2012
	September 30			June 30	September 30
	Balance	Local	Foreign (1) (2)	Foreign (1) (2)
Assets
Current and long-term assets	892,363,508	833,673,304	58,690,204	57,184,476	55,589,053
Funds available	16,427,082	12,707,881	3,719,201	4,561,643	5,864,567
Interbank investments	144,966,606	142,900,045	2,066,561	1,418,992	1,483,170
Securities and derivative financial instruments	313,679,293	301,274,639	12,404,654	12,205,657	11,829,261
Interbank and interdepartmental accounts	52,121,148	52,121,148	-	-	-
Loans and leasing	266,318,977	237,353,597	28,965,380	27,994,179	26,206,957
Other receivables and assets	98,850,402	87,315,994	11,534,408	11,004,005	10,205,098
Permanent assets	15,330,618	15,290,633	39,985	41,965	44,423
Investments	1,909,648	1,909,304	344	352	319
Premises and equipment and leased assets	4,392,074	4,377,445	14,629	15,249	16,621
Intangible assets	9,028,896	9,003,884	25,012	26,364	27,483
Total	907,694,126	848,963,937	58,730,189	57,226,441	55,633,476

Liabilities
Current and long-term liabilities	839,392,899	768,138,734	71,254,165	66,777,698	67,423,186
Deposits	216,777,395	190,215,425	26,561,970	23,878,471	24,204,747
Federal funds purchased and securities sold under agreements to repurchase	258,579,933	256,374,505	2,205,428	4,394,514	5,476,342
Funds from issuance of securities	55,426,656	43,951,845	11,474,811	12,120,585	13,997,126
Interbank and interdepartmental accounts	4,805,357	2,971,558	1,833,799	1,704,398	1,655,437
Borrowing and onlending	51,306,833	38,914,908	12,391,925	11,469,912	10,530,882
Derivative financial instruments	3,237,735	2,881,576	356,159	242,161	268,575
Technical reserve for insurance, pension plans and capitalization bonds	133,553,665	133,552,562	1,103	1,132	1,177
Other liabilities:
- Subordinated debt	36,135,323	26,573,764	9,561,559	9,548,408	8,714,553
- Other	79,570,002	72,702,591	6,867,411	3,418,117	2,574,347
Deferred income	676,195	676,195	-	-	-
Non-controlling interests in subsidiaries	591,640	591,640	-	-	-
Shareholders’ equity	67,033,392	67,033,392	-	-	-
Total	907,694,126	836,439,961	71,254,165	66,777,698	67,423,186
Net position of assets and liabilities			(12,523,976)	(9,551,257)	(11,789,710)
Net position of derivatives (2)			(6,797,966)	(9,525,820)	(6,332,245)
Other net off-balance-sheet accounts (3)			91,879	85,572	198,472
Net exchange position (liability)			(19,230,063)	(18,991,505)	(17,923,483)

(1)  Amounts originally recorded and/or indexed mainly in USD;

(2)  Excluding operations maturing in D+1, to be settled at the rate on the last day of the month; and

(3)  Other commitments recorded in off-balance-sheet accounts.

186             Report on Economic and Financial Analysis – September 2013

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

VaR Internal Model - Trading Portfolio

Below is the 1-day VaR, excluding liquidity risk adjustment of positions and net of tax:

Risk factors	R$ thousand
	2013		2012
	September 30	June 30	September 30
Fixed rates	36,461	202,022	52,467
Exchange coupon	9,412	13,752	10,042
Foreign currency	6,701	573	8,658
IGP-M/IPCA	9,033	97,424	31,948
Equities	756	6,425	5,505
Sovereign/Eurobonds and Treasuries	6,396	16,668	9,173
Other	1,412	1,009	2,121
Correlation/diversification effect	(28,365)	(176,289)	(41,120)
VaR (Value at Risk)	41,806	161,584	78,794

Amounts net of tax.

The VaR adjusted by the market liquidity risk, which includes the period necessary to exclude existing positions (holding period), is shown in the table below:

Risk factors	R$ thousand
	2013		2012
	September 30	June 30	September 30
Fixed rates	67,177	659,820	127,015
Exchange coupon	18,847	22,920	16,737
Foreign currency	11,169	955	14,430
IGP-M/IPCA	16,252	296,798	117,583
Equities	1,363	11,839	9,497
Sovereign/Eurobonds and Treasuries	10,473	50,604	20,645
Other	2,354	1,681	3,536
Correlation/diversification effect	(50,618)	(536,609)	(88,704)
VaR (Value at Risk)	77,017	508,008	220,739

Amounts gross of tax.

Sensitivity analysis

The Trading Portfolio is also monitored daily by sensitivity analyses that measure the effect of movements of market and price curves on our positions. Furthermore, a sensitivity analysis of the Organization’s financial exposures (Trading and Banking Portfolio) is performed on a quarterly basis, in compliance with CVM Rule 475/08.

Note that the impact of the financial exposure on the Banking Portfolio (notably interest rates and price indexes) do not necessarily represent a potential accounting loss for the Organization because a portion of loans held in the Banking Portfolio are financed by demand and/or savings deposits, which are “natural hedges” for future variations in interest rates, moreover, interest rate variations do not represent a material impact on the Institution’s result, as Loans are held to maturity. Also, due to our strong presence in the insurance and pension plan market, most of the assets are adjusted for price indexes, linked to the corresponding technical reserves.

Bradesco 187

          Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

Sensitivity Analysis - Trading and Banking Portfolios

		R$ thousand
		Trading and Banking portfolios (1)
		2013						2012
		September 30			June 30			September 30
		1	2	3	1	2	3	1	2	3
Interest rate in Reais	Exposure subject to variations in fixed interest rates and interest rate coupons	(7,525)	(1,919,121)	(3,643,803)	(12,145)	(3,485,901)	(6,717,621)	(13,466)	(2,725,809)	(5,278,555)
Price indexes	Exposure subject to variations in price index coupon rates	(16,969)	(2,150,739)	(3,979,143)	(19,747)	(2,364,773)	(4,371,129)	(18,997)	(1,787,571)	(3,222,822)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(616)	(73,880)	(136,883)	(818)	(92,321)	(172,375)	(763)	(69,951)	(131,006)
Foreign currency	Exposure subject to exchange variations	(4,166)	(72,975)	(120,780)	(7,138)	(165,505)	(311,594)	(3,742)	(93,553)	(187,106)
Equities	Exposure subject to variation in stock prices	(18,422)	(453,263)	(905,578)	(20,290)	(506,537)	(1,012,880)	(17,078)	(426,958)	(853,915)
Sovereign/ Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(1,413)	(87,560)	(169,680)	(1,243)	(72,262)	(140,443)	(1,032)	(39,215)	(74,808)
Other	Exposure not classified in previous definitions	(158)	(3,980)	(7,960)	(164)	(4,152)	(8,305)	(62)	(1,560)	(3,120)
Total excluding correlation of risk factors		(49,269)	(4,761,518)	(8,963,827)	(61,545)	(6,691,451)	(12,734,347)	(55,140)	(5,144,617)	(9,751,332)
Total including correlation of risk factors		(35,152)	(3,996,258)	(7,477,156)	(41,020)	(5,625,938)	(10,706,105)	(32,238)	(4,049,217)	(7,654,738)

(1)  Amounts net of tax.

188             Report on Economic and Financial Analysis – September 2013

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

The sensitivity analysis of the Trading Portfolio, which represents exposures that may have a material impact on the Organization’s results, is presented below. Note that results show the impact for each scenario on a static portfolio position. The market dynamism results in continuous changes in these positions and does not necessarily reflect the current position. Moreover, as previously mentioned, the Organization has an ongoing process of market risk management, which constantly looks for market dynamism to mitigate related risks according to the strategy determined by Senior Management. Therefore, in cases of deterioration indicators in a certain position, proactive measures are taken to minimize any potential negative impact, aimed at maximizing the risk/return ratio for the Organization.

Sensitivity Analysis - Trading Portfolio

		R$ thousand
		Trading portfolio (1)
		2013						2012
		September 30			June 30			September 30
		1	2	3	1	2	3	1	2	3
Interest rate in Reais	Exposure subject to variations in fixed interest rates and interest rate coupons	(1,169)	(301,752)	(580,956)	(5,111)	(1,244,357)	(2,426,654)	(3,947)	(759,846)	(1,485,438)
Price indexes	Exposure subject to variations in price index coupon rates	(358)	(46,051)	(89,573)	(2,856)	(331,650)	(590,663)	(2,505)	(242,361)	(461,637)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(587)	(72,050)	(133,240)	(784)	(90,108)	(167,965)	(735)	(66,978)	(125,370)
Foreign currency	Exposure subject to exchange variations	(953)	(27,996)	(56,832)	(823)	(22,802)	(45,875)	(6,960)	(174,006)	(348,012)
Equities	Exposure subject to variation in stock prices	(1,060)	(23,502)	(46,752)	(1,894)	(46,631)	(93,068)	(1,039)	(25,980)	(51,961)
Sovereign/ Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(668)	(44,918)	(86,497)	(954)	(56,064)	(108,720)	(1,124)	(39,529)	(74,873)
Other	Exposure not classified in previous definitions	(191)	(4,815)	(9,630)	(197)	(4,967)	(9,934)	(26)	(658)	(1,317)
Total excluding correlation of risk factors		(4,986)	(521,084)	(1,003,480)	(12,619)	(1,796,579)	(3,442,879)	(16,336)	(1,309,358)	(2,548,608)
Total including correlation of risk factors		(1,666)	(331,675)	(634,185)	(4,187)	(1,113,743)	(2,180,501)	(9,433)	(949,418)	(1,846,745)

(1)  Amounts net of tax.

Bradesco 189

          Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

Sensitivity analyses were carried out based on scenarios prepared for the respective dates, always considering market data at the time and scenarios that would adversely affect our positions, according to the examples below:

Scenario 1:    Based on market information (BM&FBOVESPA, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1% variation on prices. For example, in the scenario applied to positions on September 30, 2013, the Real/Dollar exchange rate was R$2.24. The rate applied on the positions on September 30, 2013 was 10.09% p.a. for the 1-year fixed interest rate scenario;

Scenario 2:    25% stresses were determined based on market information. For instance, in the scenario applied to positions on September 30, 2013, the Real/Dollar exchange rate was R$2.77. For the interest rate scenario, the 1-year fixed interest rate applied to positions on September 30, 2013 was 12.60% p.a. Scenarios for other risk factors also represented a 25% stress on the respective curves or prices; and

Scenario 3:    50% stresses were determined based on market information. For instance, in the scenario applied to positions on September 30, 2013, the Real/Dollar exchange rate was R$3.33. For the interest rate scenario, the 1-year fixed interest rate applied to positions on September 30, 2013 was 15.12% p.a. Scenarios for other risk factors also represented a 50% stress on the respective curves or prices.

Liquidity Risk

Liquidity Risk is represented by the possibility of the institution not being able to efficiently meet its obligations, without affecting its daily operations and incurring significant losses, as well as the possibility of the institution not being able to trade a position at market price due to its high amount when compared to the usually traded volume or due to some market discontinuation.

One of the objectives of the Organization’s Policy on Market and Liquidity Risk Management, approved by the Board of Directors, is to lay down the rules, criteria and procedures that guarantee the establishment of the Minimum Liquidity Reserve (RML) for the Organization, as well as the strategy and action plans for liquidity crisis situations. As part of the criteria and procedures approved, the Organization also establishes a minimum liquidity reserve to be recorded daily and the types of assets eligible for making up the resources available. Moreover, instruments for managing liquidity in a normal scenario and in a crisis scenario and the strategies to be implemented in each case are established.

The liquidity risk is managed in a corporate and centralized manner, by daily monitoring of the composition of available resources, compliance with the minimum level of liquidity and contingency plans for stress situations.

190             Report on Economic and Financial Analysis – September 2013

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

The statement of financial position by maturity is as follows

	R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Maturity not stated	Total
Assets
Current and long-term assets	529,455,438	87,822,370	53,778,969	221,306,731	-	892,363,508
Funds available	16,427,082	-	-	-	-	16,427,082
Interbank investments (2)	133,422,738	7,218,208	3,395,345	930,315	-	144,966,606
Securities and derivative financial instruments (1) (2)	259,047,760	2,697,962	2,374,721	49,558,850	-	313,679,293
Interbank and interdepartmental accounts	51,545,361	-	-	575,787	-	52,121,148
Loan and leasing	27,705,691	61,287,384	40,445,072	136,880,830	-	266,318,977
Other receivables and assets	41,306,806	16,618,816	7,563,831	33,360,949	-	98,850,402
Permanent assets	223,196	1,130,857	1,363,024	9,636,822	2,976,719	15,330,618
Investments	-	-	-	-	1,909,648	1,909,648
Premises and equipment	56,541	282,709	339,251	3,307,837	405,736	4,392,074
Intangible assets	166,655	848,148	1,023,773	6,328,985	661,335	9,028,896
Total on September 30, 2013	529,678,634	88,953,227	55,141,993	230,943,553	2,976,719	907,694,126
Total on June 30, 2013	510,475,106	92,994,775	49,731,536	240,510,163	2,985,788	896,697,368
Total on September 30, 2012	451,934,025	126,694,637	60,743,634	213,044,463	3,871,224	856,287,983

Liabilities
Current and long-term liabilities	488,895,174	78,491,572	49,475,855	222,530,298	-	839,392,899
Deposits (3)	133,025,999	14,675,691	11,834,027	57,241,678	-	216,777,395
Federal funds purchased and securities sold under agreements to repurchase (2)	194,057,404	35,437,193	10,675,215	18,410,121	-	258,579,933
Funds from issuance of securities	3,845,267	10,736,739	8,845,325	31,999,325	-	55,426,656
Interbank and interdepartmental accounts	4,805,357	-	-	-	-	4,805,357
Borrowing and onlending	2,838,311	10,798,201	9,871,041	27,799,280	-	51,306,833
Derivative financial instruments	1,902,226	325,786	155,229	854,494	-	3,237,735
Technical reserves for insurance, pension plans and capitalization bonds (3)	103,165,527	3,185,167	1,337,367	25,865,604	-	133,553,665
Other liabilities:
- Subordinated debts	89,757	753	1,794,423	34,250,390	-	36,135,323
- Other	45,165,326	3,332,042	4,963,228	26,109,406	-	79,570,002
Deferred income	676,195	-	-	-	-	676,195
Non-controlling interests in subsidiaries	-	-	-	-	591,640	591,640
Shareholders’ equity	-	-	-	-	67,033,392	67,033,392
Total on September 30, 2013	489,571,369	78,491,572	49,475,855	222,530,298	67,625,032	907,694,126
Total on June 30, 2013	483,729,359	79,065,257	48,069,532	219,223,705	66,609,515	896,697,368
Total on September 30, 2012	430,803,103	87,564,487	47,337,473	223,949,769	66,633,151	856,287,983
Net assets on September 30, 2013 YTD	40,107,265	50,568,920	56,235,058	64,648,313	-	-
Net assets on June 30, 2013 YTD	26,745,747	40,675,265	42,337,269	63,623,727	-	-
Net assets on September 30, 2012 YTD	21,130,922	60,261,072	73,667,233	62,761,927	-	-

(1)    Investments in investment funds are classified as 1 to 30 days;

(2)    Repurchase agreements are classified according to the maturity of the transactions; and

(3)    Demand and savings deposits and technical reserves for insurance, pension plans and capitalization bonds comprising VGBL and PGBL products are classified as 1 to 30 days, without considering average historical turnover.

Bradesco 191

          Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

Operational Risk

Operational risk is represented by losses from internal processes, personnel and inadequate systems or failures and external events. This definition includes legal risk, but excludes Strategy and Reputation Risk.

Operational risk management is essential to generate added value. Risk is controlled centrally through identification, measurement, mitigation plans and monitoring, on a consolidated basis and for each of the Organization’s companies.

Among plans to mitigate operational risk, the most important is business continuity management, which consists of formal plans to be adopted during moments of crisis to guarantee the recovery and continuation of business as well as preventing loss.

Capital Management

The Capital Management structure aims to meet the Organization’s strategic objectives through an appropriate capital sufficiency planning. This structure is composed of the Statutory, Non-Statutory and Executive Committees that assist the Board of Directors and the Board of Executive Officers in decision making.

Under Bacen regulations, financial institutions are required to permanently maintain capital consistent with the risks of their activities, represented by Capital Requirement (PRE). The PRE calculation considers, at least, the sum of credit risk, market risk and operating risk.

Adjusting to capital is done daily and aims to ensure that the Organization has a solid capital base to support development of activities and cope with risk, either in normal or in extreme market conditions, as well as meeting capital regulatory requirements.

192             Report on Economic and Financial Analysis – September 2013

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

Below is the Capital Adequacy Ratio:

Calculation basis - Capital Adequacy Ratio	R$ thousand
	2013				2012
	September 30		June 30		September 30
	Financial	Economic-financial	Financial	Economic-financial	Financial	Economic-financial
Shareholders’ equity	67,033,392	67,033,392	66,027,513	66,027,513	66,047,078	66,047,078
Reduction of deferred assets - CMN Resolution 3444/07	(104,846)	(170,637)	(108,124)	(205,192)	(130,667)	(218,299)
Decrease in gains/losses of mark-to-market adjustments in available for sale and derivatives - CMN Resolution 3444/07	4,507,711	4,507,711	3,593,253	3,593,253	(2,150,068)	(2,150,068)
Non-controlling interests/other	195,712	591,640	189,226	582,002	186,345	586,073
Tier I capital	71,631,969	71,962,106	69,701,868	69,997,576	63,952,688	64,264,784
Total of gains/losses of adjustments to market value in available for sale and derivatives - CMN Resolution 3444/07	(4,507,711)	(4,507,711)	(3,593,253)	(3,593,253)	2,150,068	2,150,068
Subordinated debt/other	25,741,337	25,741,337	26,354,543	26,354,543	24,842,348	24,842,348
Tier II capital	21,233,626	21,233,626	22,761,290	22,761,290	26,992,416	26,992,416
Total capital (Tier I + Tier II)	92,865,595	93,195,732	92,463,158	92,758,866	90,945,104	91,257,200
Deduction of instruments for funding - CMN Resolution 3444/07	(131,872)	(131,872)	(129,858)	(129,858)	(108,080)	(108,080)
Capital (a)	92,733,723	93,063,860	92,333,300	92,629,008	90,837,024	91,149,120
Capital allocation (by risk)
- Credit risk	53,901,274	53,056,948	53,435,935	52,713,838	55,221,654	54,212,999
- Market risk	5,649,690	5,649,690	10,321,359	10,321,359	5,206,827	5,206,827
- Operational risk	2,566,832	3,641,036	2,397,142	3,354,289	2,543,272	3,431,636
Capital requirement (b)	62,117,796	62,347,674	66,154,436	66,389,485	62,971,753	62,851,462
Margin (a-b)	30,615,927	30,716,186	26,178,864	26,239,523	27,865,271	28,297,658
Risk-weighted assets (c)	564,707,236	566,797,036	601,403,964	603,540,777	572,470,483	571,376,930
Capital adequacy ratio (a/c)	16.4%	16.4%	15.4%	15.4%	15.9%	16.0%

Bradesco 193

          Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

b)      Market value

The book value, net of loss provisions on the main financial instruments is shown below:

Portfolio	R$ thousand
	Unrealized gain/(loss) without tax effects
	Book value	Market value	In income statement			In shareholders’ equity
	2013		2013		2012	2013		2012
	September 30		September 30	June 30	September 30	September 30	June 30	September 30
Securities and derivative financial instruments (Notes 3e, 3f and 8)	313,679,293	315,432,604	(2,932,597)	(1,334,762)	8,887,562	1,753,311	1,834,739	2,484,697
- Adjustment of available-for-sale securities (Note 8 cII)			(4,685,908)	(3,169,501)	6,402,865	-	-	-
- Adjustment of held-to-maturity securities (Note 8d item 6)			1,753,311	1,834,739	2,484,697	1,753,311	1,834,739	2,484,697
Loan and leasing (Notes 2, 3g and 10) (1)	311,654,965	311,090,213	(564,752)	879,219	1,494,293	(564,752)	879,219	1,494,293
Investments (Notes 3j and 13) (2)	1,909,648	15,972,904	14,063,256	13,200,924	11,852,205	14,063,256	13,200,924	11,852,205
Treasury shares (Note 23d)	262,249	331,781	-	-	-	69,532	43,039	28,933
Time deposits (Notes 3n and 16a)	99,992,785	99,655,807	336,978	297,383	195,394	336,978	297,383	195,394
Funds from issuance of securities (Note 16c)	55,426,656	55,585,445	(158,789)	(175,277)	(223,148)	(158,789)	(175,277)	(223,148)
Borrowing and onlending (Notes 17a and 17b)	51,306,833	51,477,861	(171,028)	(170,112)	81,561	(171,028)	(170,112)	81,561
Subordinated debts (Note 19)	36,135,323	36,673,205	(537,882)	(691,144)	(1,191,479)	(537,882)	(691,144)	(1,191,479)
Unrealized gains excluding tax			10,035,186	12,006,231	21,096,388	14,790,626	15,218,771	14,722,456

(1)  Includes advances on foreign exchange contracts, leases and other receivables with lending characteristics; and

(2)  Primarily includes the surplus of interest in subsidiaries and affiliates (Cielo, Odontoprev and Fleury) and other investments (BM&FBOVESPA).

194             Report on Economic and Financial Analysis - September 2013

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

Determination of the market value of financial instruments:

•   Securities and derivative financial instruments, investments, subordinated debts and treasury shares are based on the market price at the reporting date. If no quoted market price is available, estimate amounts are based on the dealer quotations, pricing models, quotation models or quotations for instruments with similar characteristics;

•   Fixed rate loans were determined by discounting estimated cash flows, using interest rates applied by the Bradesco Organization for new contracts with similar features. These rates are consistent with the market at the reporting date; and

•   Time deposits, funds from issuance of securities, borrowing and onlending were calculated by discounting the difference between the cash flows under the contract terms and our prevailing market rates for the same product at the reporting date.

33)    EMPLOYEE BENEFITS

Bradesco and its subsidiaries sponsor a unrestricted benefit pension plan (PGBL) for employees and directors which is a private defined contribution pension plan that allows financial resources to be accumulated by participants throughout their careers by means of employee and employer contributions and invested in an Exclusive Investment Fund (FIE).

The PGBL is managed by Bradesco Vida e Previdência S.A. and BRAM - Bradesco Asset Management S.A. The Securities Dealer Company (DTVM) is responsible for the financial management of FIES.

Contributions made by employees and directors of Bradesco and its subsidiaries are for the equivalent of at least 4% of their salary, except for participants who chose to migrate from the defined benefit plan to a defined contribution plan (PGBL) in 2001, whose contributions to the PGBL were maintained at the levels that prevailed for the defined benefit plan when they migrated, always respecting the 4% minimum.

Actuarial obligations of the defined contribution plan (PGBL) are fully covered by the plan assets of the corresponding FIES.

In addition to the aforementioned plan (PGBL), participants who chose to migrate from the defined benefit plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in the plan. For participants of the defined benefit plan, whether they migrated to the PGBL plan or not, for retirees and pensioners, the present value of the actuarial plan obligation is fully covered by the plan assets.

Banco Alvorada S.A. (successor from the spin-off of Banco Baneb S.A.) maintains defined contribution and defined benefit retirement plans, through Fundação Baneb de Seguridade Social - Bases (related to the former employees of Baneb).

Banco Bradesco BBI S.A. (formally Banco BEM S.A.) sponsors both defined benefit and defined contribution retirement plans, through Caixa de Assistência e Aposentadoria dos Funcionários do Banco do Estado do Maranhão (Capof).

Alvorada Cartões, Crédito, Financiamento e Investimento S.A. (Alvorada CCFI) (merging company of Banco BEC S.A.) sponsors a defined benefit plan through Caixa de Previdência Privada do Banco do Estado do Ceará (Cabec).

The assets of pension plans are invested in compliance with the applicable legislation (government securities and private securities, listed company shares and real estate properties).

Bradesco 195

          Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

On December 31, 2012, according to CPC 33 – Employee Benefit, as approved by CVM Resolution 600/09, Bradesco and its subsidiaries, as sponsors of these plans, taking into consideration the economic and actuarial study, recalculated their actuarial commitments using a real interest rate that reflects the new real interest rate scenario, recognizing their obligations in the financial statements.

Bradesco’s foreign branches and subsidiaries provide their employees and directors with a pension plan in accordance with standards set locally by the authorities accumulating funds throughout the participant’s career.

Expenses relating to contributions made in the nine-month period ended September 30, 2013 totaled R$458,229 thousand (R$409,748 thousand on September 30, 2012) and R$150,329 thousand in the third quarter of 2013 (R$149,857 thousand in the second quarter of 2013).

In addition to this benefit, Bradesco and its subsidiaries offer their employees and management other benefits including: health insurance, dental care, life and personal accident insurance, as well as professional training, whose expenses, including the aforementioned contributions, amounted to R$2,062,996 thousand in the nine-month period ended September 30, 2013 (R$1,939,771 thousand on September 30, 2012) and R$712,514 thousand in the third quarter of 2013 (R$680,127 thousand in the second quarter of 2013).

34)  INCOME TAX AND SOCIAL CONTRIBUTION

a)   Calculation of income tax and social contribution charges

	R$ thousand
	2013			2012
	3rd Quarter	2nd Quarter	September 30 YTD	September 30 YTD
Income before income tax and social contribution	4,587,070	3,042,164	12,324,521	11,749,742
Total income tax and social contribution at rates of 25% and 15%, respectively (1)	(1,834,828)	(1,216,865)	(4,929,808)	(4,699,897)
Effect on the tax calculation:
Equity in the earnings (losses) of unconsolidated companies	803	4,755	6,891	41,347
Non-deductible expenses, net of non-taxable income	(114,014)	(111,161)	(327,981)	(371,007)
Interest on shareholders’ equity (2)	324,305	320,553	961,524	985,551
Other amounts (3)	122,916	938,168	975,466	836,205
Income tax and social contribution for the period	(1,500,818)	(64,550)	(3,313,908)	(3,207,801)

(1)  The social contribution rate for companies of the financial and insurance sectors was increased to 15%, according to Law 11727/08, remaining at 9% for other companies (Note 3h);

(2)  Includes paid and payable interest on shareholders’ equity; and

(3)  Primarily includes the exchange variation on investments made abroad and bringing the effective social contribution rate to the (40%) rate.

196             Report on Economic and Financial Analysis - September 2013

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

b)   Breakdown of income tax and social contribution in the income statement

	R$ thousand
	2013			2012
	3rd Quarter	2nd Quarter	September 30 YTD	September 30 YTD
Current taxes:
Income tax and social contribution payable	(1,926,107)	(1,964,143)	(7,444,398)	(6,294,774)
Deferred taxes:
Amount recorded/realized in the period on temporary additions	565,754	1,991,765	4,571,851	3,259,001
Use of opening balances of:
Social contribution loss	(64,677)	(42,791)	(269,823)	(90,592)
Income tax loss	(90,138)	(72,104)	(232,156)	(116,802)
Recording in the period on:
Social contribution loss	4,422	6,181	18,315	12,322
Income tax loss	9,928	16,542	42,303	23,044
Total deferred taxes	425,289	1,899,593	4,130,490	3,086,973
Income tax and social contribution for the period	(1,500,818)	(64,550)	(3,313,908)	(3,207,801)

Bradesco 197

          Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

c)   Deferred income tax and social contribution

	R$ thousand
	Balance on 12.31.2012	Amount recorded	Amount realized	Balance on 9.30.2013	Balance on 6.30.2013	Balance on 9.30.2012
Allowance for loan losses	12,175,635	4,406,770	1,895,585	14,686,820	14,271,269	12,510,637
Civil provisions	1,473,051	331,021	254,450	1,549,622	1,496,226	1,400,549
Tax provisions	4,953,069	714,458	27,677	5,639,850	5,451,214	4,693,617
Labor provisions	987,394	358,242	356,675	988,961	975,415	972,201
Provision for devaluation of securities and investments	411,399	13,241	682	423,958	411,367	415,282
Provision for devaluation of foreclosed assets	185,942	111,668	84,740	212,870	203,555	119,738
Adjustment to market value of trading securities	15,072	1,743	4,005	12,810	30,481	12,612
Amortization of goodwill	356,837	748	36,282	321,303	328,018	353,806
Provision for interest on shareholders’ equity (1)	-	339,924	-	339,924	127,152	593,297
Other	1,697,152	1,510,384	556,252	2,651,284	2,966,951	1,577,857
Total deductible taxes on temporary differences	22,255,551	7,788,199	3,216,348	26,827,402	26,261,648	22,649,596
Income tax and social contribution losses in Brazil and abroad	1,697,087	60,618	501,979	1,255,726	1,396,191	341,368
Subtotal (2)	23,952,638	7,848,817	3,718,327	28,083,128	27,657,839	22,990,964
Adjustment to fair value of available-for-sale securities (2)	109,446	2,278,435	43,245	2,344,636	2,015,842	398,814
Social contribution - Provisional Measure 2158-35/01	140,842	-	-	140,842	140,842	140,842
Total deferred tax assets (Note 11b)	24,202,926	10,127,252	3,761,572	30,568,606	29,814,523	23,530,620
Deferred tax liabilities (Note 34f)	7,996,282	1,221,104	5,086,584	4,130,802	4,255,124	7,276,170
Deferred tax assets, net of deferred tax liabilities	16,206,644	8,906,148	(1,325,012)	26,437,804	25,559,399	16,254,450
- Percentage of net deferred tax assets on capital (Note 32a)	16.7%			28.4%	27.6%	17.8%
- Percentage of net deferred tax assets over total assets	1.8%			2.9%	2.9%	1.9%

(1)  Deferred taxes on interest on shareholders’ equity is recorded up to the authorized tax limit; and

(2)  Deferred taxes from companies in the financial and insurance sectors were recorded considering the increase in the social contribution rate, established by Law 11727/08 (Note 3h).

198             Report on Economic and Financial Analysis – September 2013

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

d)   Expected realization of deferred tax assets on temporary differences, income tax and social contribution losses and deductible social contribution - Provisional Measure 2158-35

	R$ thousand
	Temporary differences		Income tax and social contribution losses		Social contribution 2158-35	Total
	Income tax	Social contribution	Income tax	Social contribution
2013	3,107,778	1,827,961	26,767	22,366	54,876	5,039,748
2014	5,403,619	3,177,099	337,358	198,568	85,966	9,202,610
2015	5,331,978	3,117,379	195,289	168,525	-	8,813,171
2016	1,538,820	892,482	31,723	76,621	-	2,539,646
2017	1,501,893	787,727	126,986	71,453	-	2,488,059
2018 (nine months)	87,939	52,727	14	56	-	140,736
Total	16,972,027	9,855,375	718,137	537,589	140,842	28,223,970

The projected realization of deferred tax assets is an estimate and it is not directly related to the expected accounting income.

The present value of deferred tax assets, calculated based on the average funding rate, net of tax effects, amounts to R$26,842,448 thousand (R$26,429,024 thousand on June 30, 2013 and R$22,080,701 thousand on September 30, 2012), of which R$25,520,181 thousand
(R$24,973,521 thousand on June 30, 2013 and R$21,633,221 thousand on September 30, 2012) refers to temporary differences, R$1,183,887 thousand (R$1,317,754 thousand on June 30, 2013 and R$316,968 thousand on September 30, 2012) to income tax and social contribution losses and R$138,380 thousand (R$137,749 thousand on June 30, 2013 and R$130,512 thousand on September 30, 2012) of social contribution tax credit, pursuant to Provisional Measure 2158-35.

e)   Unrecognized deferred tax assets

On September 30, 2013, deferred tax assets of R$464,284 thousand (R$464,284 thousand on June 30, 2013 and R$1,466,070 thousand on September 30, 2012) has not been recorded in the financial statements, and will be recorded when they meet with regulatory demands and/or present the probable prospects to be realized according to studies and analyses prepared by the Management and in accordance with Bacen regulations.

f)    Deferred tax liabilities

	R$ thousand
	2013		2012
	September 30	June 30	September 30
Mark-to-market adjustment of derivative financial instruments	500,351	757,879	3,299,822
Difference in depreciation	1,539,207	1,823,987	2,648,338
Judicial deposit and others	2,091,244	1,673,258	1,328,010
Total	4,130,802	4,255,124	7,276,170

The deferred tax liabilities of companies in the financial and insurance sector were established considering the increased social contribution rate, established by Law 11727/08 (Note 3h).

Bradesco 199

          Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

35)    OTHER INFORMATION

a)   The Bradesco Organization manages investment funds and portfolios with net assets of
R$438,268,979 thousand as at September  30, 2013 (R$427,237,752 thousand on June 30, 2013 and R$404,442,213 thousand on September  30, 2012).

b)   Consortia funds

	R$ thousand
	2013		2012
	September 30	June 30	September 30
Monthly estimate of funds receivable from consortium members	343,387	326,415	284,353
Contributions payable by the group	16,836,122	16,119,602	14,863,508
Consortium members - assets to be included	15,059,398	14,388,684	13,287,433
Credits available to consortium members	3,624,438	3,565,510	3,195,231

	In units
	2013		2012
	September 30	June 30	September 30
Number of groups managed	3,163	3,054	2,772
Number of active consortium members	876,126	821,004	706,752
Number of assets to be included	432,418	407,524	189,141

c)   In the third quarter of 2013, Bacen redefined the regulations relating to reserve requirement on time deposits, anticipating the remuneration schedule. It showed the following effects:

Description	Previous regulation	Current regulation
Reserve requirement on time deposits

Bacen used to remunerate balance, limited to the lower among the following amounts:

I – the requirement discounted from deductions of up to 64%;

II – the requirement multiplied by the percentage of:

- 64% as of the calculation period started between June 22, 2013 to February 20, 2014;

- 73% as of the calculation period started between February 21 to April 24, 2014;

- 82% as of the calculation period started between April 25 to June 19, 2014; and

- 100% as of the calculation period started on June 20, 2014.

Bacen will remunerate balance, limited to the lower among the following amounts:

I – the requirement discounted from deductions of up to 64%;

II – the requirement multiplied by the percentage of:

- 64% as of the calculation period started between July 1 to 12, 2013;

- 73% as of the calculation period started between November 11 to 22, 2013;

- 82% as of the calculation period started between January 13 to 24, 2014; and

- 100% as of the calculation period started between March 17 to 28, 2014.

d)   As part of the convergence process with international accounting standards, the Brazilian Accounting Pronouncements Committee (CPC) issued several accounting pronouncements, as well as their interpretations and guidelines, which are applicable to financial institutions only after approval by CMN.

The accounting standards which have been approved by CMN include the following:

•       Resolution 3566/08 - Impairment of Assets (CPC 01);

•       Resolution 3604/08 - Statement of Cash Flows (CPC 03);

•       Resolution 3750/09 - Related Party Disclosures (CPC 05);

•       Resolution 3823/09 - Provisions, Contingent Liabilities and Contingent Assets (CPC 25);

•       Resolution 3973/11 - Subsequent Events (CPC 24);

200             Report on Economic and Financial Analysis – September 2013

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

•       Resolution 3989/11 - Share-based Payment (CPC 10);

•       Resolution 4007/11 - Accounting Policies, Changes in Accounting Estimates and Errors (CPC 23); and

•       Resolution 4144/12 - Framework (R1).

Presently, it is not possible to estimate when the CMN will approve the other CPC pronouncements or if they will be used prospectively or retrospectively.

CMN Resolution 3786/09 and Bacen Circular Letters 3472/09 and 3516/10 establish that financial institutions and other entities authorized by Bacen to operate, which are publicly-held companies or which are required to establish an Audit Committee shall, as from December 31, 2010, annually prepare and publish their consolidated financial statements in up to 90 days from the reference date December 31, prepared under the International Financial Reporting Standards (IFRS), in compliance with standards issued by the International Accounting Standards Board (IASB).

As required by CMN Resolution, on March 28, 2013, Bradesco published its consolidated financial statements for December 31, 2012 and 2011 on its website, in accordance with IFRS standards. Management believes that net income and shareholders´ equity as at September 30, 2013 do not differ significantly from the nature or amounts disclosed on December 31, 2012 under IFRS, as issued by the IASB.

e)     On October 14, 2013, Bradesco, through its indirect subsidiary Bradesco Saúde S.A. (Bradesco Saúde), entered into an agreement with Randal Luiz Zanetti (Mr. Randal) that establishes the terms and conditions for a reorganization of ownership interest held in Odontoprev, through which Bradesco Saúde will acquire from Mr. Randal 6.5% of the voting capital held in Odontoprev.

Bradesco 201

          Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Management Bodies

Reference Date: October 8, 2013

Board of Directors	Department Directors (continued)	Audit Committee
.	Frederico William Wolf	Carlos Alberto Rodrigues Guilherme - Coordinator
Chairman	Glaucimar Peticov	José Lucas Ferreira de Melo
Lázaro de Mello Brandão	Guilherme Muller Leal	Romulo Nagib Lasmar
.	João Albino Winkelmann	Osvaldo Watanabe
Vice-Chairman	João Carlos Gomes da Silva	.
Antônio Bornia	Joel Antonio Scalabrini	Compliance and Internal Control Committee
.	Johan Albino Ribeiro	Mário da Silveira Teixeira Júnior – Coordinator
Members	Jorge Pohlmann Nasser	Carlos Alberto Rodrigues Guilherme
Mário da Silveira Teixeira Júnior	José Luis Elias	Milton Matsumoto
João Aguiar Alvarez	José Luiz Rodrigues Bueno	Julio de Siqueira Carvalho de Araujo
Denise Aguiar Alvarez	José Ramos Rocha Neto	Domingos Figueiredo de Abreu
Luiz Carlos Trabuco Cappi	Júlio Alves Marques	Marco Antonio Rossi
Carlos Alberto Rodrigues Guilherme	Laércio Carlos de Araújo Filho	Alexandre da Silva Glüher
Milton Matsumoto	Layette Lamartine Azevedo Júnior	Clayton Camacho
.	Lúcio Rideki Takahama	Frederico William Wolf
.	Luiz Alves dos Santos	Roberto Sobral Hollander
Board of Executive Officers	Luiz Carlos Brandão Cavalcanti Junior	Rogério Pedro Câmara
.	Marcelo Santos Dall’Occo
Executive Officers	Marcos Aparecido Galende	.
.	Marcos Bader	Executive Disclosure Committee
Chief Executive Officer	Marcos Daré	Luiz Carlos Angelotti - Coordinator
Luiz Carlos Trabuco Cappi	Marlene Morán Millan	Julio de Siqueira Carvalho de Araujo
.	Marlos Francisco de Souza Araújo	Domingos Figueiredo de Abreu
Executive Vice-Presidents	Nobuo Yamazaki	Marco Antonio Rossi
Julio de Siqueira Carvalho de Araujo	Octavio Manoel Rodrigues de Barros	Alexandre da Silva Glüher
Domingos Figueiredo de Abreu	Paulo Aparecido dos Santos	Moacir Nachbar Junior
José Alcides Munhoz	Paulo Faustino da Costa	Antonio José da Barbara
Aurélio Conrado Boni	Roberto Sobral Hollander	Marcelo Santos Dall’Occo
Sérgio Alexandre Figueiredo Clemente	Rogério Pedro Câmara	Marcos Aparecido Galende
Marco Antonio Rossi	Waldemar Ruggiero Júnior	Paulo Faustino da Costa
.	Walkiria Schirrmeister Marquetti	Haydewaldo R. Chamberlain da Costa
Managing Directors
Maurício Machado de Minas	Directors	Ethical Conduct Committee
Alexandre da Silva Glüher	Antonio Chinellato Neto	Milton Matsumoto - Coordinator
Alfredo Antônio Lima de Menezes	Cláudio Borges Cassemiro	Carlos Alberto Rodrigues Guilherme
André Rodrigues Cano	João Sabino	Julio de Siqueira Carvalho de Araujo
Josué Augusto Pancini	Paulo Manuel Taveira de Oliveira Ferreira	Domingos Figueiredo de Abreu
Luiz Carlos Angelotti	Roberto de Jesus Paris	Marco Antonio Rossi
Marcelo de Araújo Noronha	.	Alexandre da Silva Glüher
Nilton Pelegrino Nogueira	Regional Officers	André Rodrigues Cano
	Alex Silva Braga	Josué Augusto Pancini
Deputy Directors	Almir Rocha	Clayton Camacho
Altair Antônio de Souza	Antonio Gualberto Diniz	Frederico William Wolf
André Marcelo da Silva Prado	Antonio Piovesan	Glaucimar Peticov
Denise Pauli Pavarina	Carlos Alberto Alástico	José Luiz Rodrigues Bueno
Luiz Fernando Peres	Delvair Fidêncio de Lima	Júlio Alves Marques
Moacir Nachbar Junior	Francisco Aquilino Pontes Gadelha	Rogério Pedro Câmara
Octávio de Lazari Júnior	Francisco Assis da Silveira Junior	.
	Geraldo Dias Pacheco	Integrated Risk Management and Capital Allocation Committee
Department Directors	João Alexandre Silva	Julio de Siqueira Carvalho de Araujo - Coordinator
Adineu Santesso	José Sergio Bordin	Domingos Figueiredo de Abreu
Amilton Nieto	Leandro José Diniz	José Alcides Munhoz
André Bernardino da Cruz Filho	Luis Carlos Furquim Vermieiro	Aurélio Conrado Boni
Antonio Carlos Melhado	Mauricio Gomes Maciel	Sérgio Alexandre Figueiredo Clemente
Antonio José da Barbara	Volnei Wulff	Marco Antonio Rossi
Arnaldo Nissental	Wilson Reginaldo Martins	Alexandre da Silva Glüher
Aurélio Guido Pagani		Alfredo Antônio Lima de Menezes
Cassiano Ricardo Scarpelli	Compensation Committee	Luiz Carlos Angelotti
Clayton Camacho	Lázaro de Mello Brandão - Coordinator	Marlos Francisco de Souza Araújo
Diaulas Morize Vieira Marcondes Junior	Antônio Bornia	Roberto Sobral Hollander
Douglas Tevis Francisco	Mário da Silveira Teixeira Júnior
Edilson Wiggers	Luiz Carlos Trabuco Cappi	Fiscal Council
Eurico Ramos Fabri	Carlos Alberto Rodrigues Guilherme	Sitting Members
Fernando Antônio Tenório	Milton Matsumoto	Nelson Lopes de Oliveira - Coordinator
Fernando Roncolato Pinho	Sérgio Nonato Rodrigues	João Carlos de Oliveira
.	.	Domingos Aparecido Maia
.	.	Deputy Members
.	.	Jorge Tadeu Pinto de Figueiredo
.	.	Renaud Roberto Teixeira
.		João Batistela Biazon
General Accounting Department
Marcos Aparecido Galende		Ombudsman Department
Accountant -CRC 1SP201309/O-6		Júlio Alves Marques – Ombudsman

202             Report on Economic and Financial Analysis – September 2013

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Report on the Review of the Interim Consolidated Financial Information

To the Board of Directors and Shareholders of

Banco Bradesco S.A.

Osasco - SP

Introduction

We have reviewed the consolidated statement of financial position of Banco Bradesco S.A. (“Bradesco”) as of September 30, 2013 and the related consolidated statements of income, changes in shareholders' equity and cash flows for the three and nine month periods then ended, as well as the summary of significant accounting policies and other explanatory notes (“the consolidated interim financial statements”).

Management is responsible for the preparation and fair presentation of this interim consolidated financial information in accordance with accounting practices adopted in Brazil, applicable to financial institutions authorized to operate by the Brazilian Central Bank (BACEN). Our responsibility is to express a conclusion on this interim consolidated financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Review of Interim Financial Information (NBC TR 2410 – Revisão de Informações Intermediárias Executada pelo Auditor da Entidade and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters and applying analytical and other review procedures. A review is substantially less in score than an audit conducted in accordance with auditing standards and consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Therefore, we do not express an audit opinion.

Conclusion

Based on our review, we are not aware of any facts that would lead us to believe that the interim consolidated financial information above were not prepared, in all material aspects, in accordance with accounting practices adopted in Brazil applicable to financial institutions authorized to operate by the Brazilian Central Bank.

Other matters

Interim consolidated statements of Value Added

We also reviewed the interim consolidated statements of Value Added (DVA) for the three and nine month periods ended September 30, 2013, which were prepared under Bradesco’s Management responsibility and which presentation is required under the rules issued by the Securities and Exchange Commission of Brazil (CVM). These statements were subject to the same review procedures described above and based on our review, we are not aware of any facts that would lead us to believe they were not prepared, in all material respects, in relation to the interim consolidated financial information taken as a whole.

Osasco, October 18, 2013

Original report in Portuguese signed by

KPMG Auditores Independentes

CRC 2SP014428/O-6

Cláudio Rogélio Sertório

Accountant CRC 1SP212059/O-0

Bradesco 203

          Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Fiscal Council’s Report

The undersigned members of the Fiscal Council of Banco Bradesco S.A., in the exercise of their legal and statutory duties, having examined the Management Report and the Financial Statements related to the third quarter of 2013, and the technical feasibility study of taxable income generation, brought at present value, which has the purpose of recording the Deferred Tax Assets pursuant to the CVM Rule 371/02, Resolution 3059/02 of the National Monetary Council, and Bacen Circular Letter 3171/02, and in view of the unqualified report prepared by KPMG Auditores Independentes, are of the opinion that the aforementioned documents, based on the accounting practices adopted in Brazil, applicable to entities that the Brazilian Central Bank authorizes to operate, fairly reflect the Company’s equity and financial position.

Cidade de Deus, Osasco, São Paulo, October 18, 2013

Nelson Lopes de Oliveira

Domingos Aparecido Maia

João Carlos de Oliveira

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 25, 2013

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.